Form 20-F
period 2019-03-31
Alithya Group Inc
filed 2019-06-19
CIK 1734520

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-38705

GROUPE ALITHYA INC. / ALITHYA GROUP INC.

(Exact name of Registrant as specified in its charter)

Alithya Group inc.

(Translation of Registrant’s name into English)

Québec, Canada

(Jurisdiction of incorporation or organization)

700 De La Gauchetière Street West, Suite 2400
Montréal, Québec, Canada H3B 5M2

(Address of principal executive offices)

Nathalie Forcier

Chief Legal Officer and Corporate Secretary

700 De La Gauchetière Street West, Suite 2400

Montréal, Québec, Canada H3B 5M2

Tel: (+1) (514) 285-5552

(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A subordinate voting shares, no par value	ALYA	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At March 31, 2019, 48,496,492 Class A subordinate voting shares, no par value, and 7,168,984 Class B multiple voting shares, no par value, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer  ☐            Accelerated Filter  ☐             Non-Accelerated Filer  ☒             Emerging Growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐ Yes  ☐ No

Alithya Group inc.

i

introduction

Unless otherwise indicated, all references in this Annual Report on Form 20-F to “Alithya,” “we,” “our,” “us,” “the Company” or similar terms refer to Alithya Group inc. and its consolidated subsidiaries. We publish our consolidated financial statements in Canadian dollars. In this Annual Report, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “$,” “C$,” “CDN$,” “CAD$,” and “dollars” mean Canadian dollars and all references to “US$” mean U.S. dollars.

References to the “Transaction” refer to, collectively, on November 1, 2018, (i) the Company’s acquisition of Alithya Canada Inc. (formerly Alithya Group Inc.) (“Old Alithya”), by way of a statutory plan of arrangement under the Business Corporations Act (Québec), and (ii) the merger of 9374-8572 Delaware Inc., a wholly-owned subsidiary of the Company (the “U.S. Merger Sub”) with and into Alithya USA, Inc. (formerly Edgewater Technology, Inc.) (“Edgewater”), a Delaware corporation, with Edgewater being the surviving corporation. As a result of the Transaction, both Old Alithya and Edgewater became wholly-owned subsidiaries of Alithya.

References to the “subordinate voting shares” and the “multiple voting shares” refer to the Class A subordinate voting shares, no par value, and the Class B multiple voting shares, no par value, of Alithya, respectively.

This Annual Report on Form 20-F contains our audited consolidated financial statements and related notes for the years ended March 31, 2019, 2018 and 2017 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS

This Annual Report contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of the Company, and other information related to the Company’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements in this Annual Report include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our 3-5 year strategic plan; (iii) our ability to expand our capacities and broaden the scope of our service offering; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; and (vii) our ability to realize the expected synergies or cost savings relating to the integration of Edgewater and our operations.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding the Company’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in the Company’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond the Company’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to the factors discussed in our Management’s Discussion and Analysis for the years ended March 31, 2019, 2018 and 2017, included in this Annual Report and incorporated by reference under Item 3.D titled “Risk Factors.” and the Company’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

Forward-looking statements contained or incorporated by reference in this Annual Report are qualified by these cautionary statements. Forward-looking statements contained herein are made only as of the date of this Annual Report and those contained in other documents incorporated by reference are made only as of the date of such other documents. The Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A. Selected Financial Data

See the selected financial data disclosure included under Item 5. – “Operating and Financial Review and Prospects.”

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

See Item 5. – “Operating Financial Review and Prospects” — “Management’s Discussion and Analysis of Financial Condition and Results of Operations” — “Risks and Uncertainties.”

ITEM 4.  INFORMATION ON THE COMPANY

A. History and Development of the Company

Alithya Group inc. (“Alithya” or the “Company”) (formerly 9374-8572 Québec Inc.) was incorporated on March 8, 2018 under the Business Corporations Act (Québec) (the “QBCA”). The Company was created for the purpose of the business combination between Alithya Canada Inc. (formerly Alithya Group Inc.) (“Old Alithya”), incorporated on April 2, 1992 under the Companies Act (Québec), now the QBCA, Alithya USA, Inc. (formerly Edgewater Technology, Inc.) (“Edgewater”), a corporation governed under the laws of Delaware and previously listed on the NASDAQ Global Market, and 9374-8572 Delaware Inc. (“U.S. Merger Sub”), a corporation governed under the laws of Delaware and a wholly-owned subsidiary of the Company. On November 2, 2018, the Company’s Class A subordinate voting shares commenced trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA.”

On March 15, 2018, the Company, Old Alithya, Edgewater, and U.S. Merger Sub, entered into an arrangement agreement, which was amended on September 10, 2018 and October 17, 2018, (the “Arrangement Agreement”). On November 1, 2018, and pursuant to the terms of the Arrangement Agreement, among other things, (i) the Company acquired Old Alithya, by way of a statutory plan of arrangement under the QBCA (the “Arrangement”), and (ii) U.S. Merger Sub merged with and into Edgewater, with Edgewater being the surviving corporation (the “Merger”). The Arrangement and the Merger are, collectively referred to herein, as the “Transaction”.

As consideration for the Arrangement, shareholders of Old Alithya received, for each common share of Old Alithya (“Old Alithya Common Shares”), held immediately prior to the Transaction, one newly issued Class A subordinate voting share of the Company (the “subordinate voting shares”) and, for each multiple voting share of Old Alithya held immediately prior to the Transaction, one newly issued Class B multiple voting share of the Company (the “multiple voting shares”). As consideration for the Merger, shareholders of Edgewater received, for each share of common stock of Edgewater held immediately prior to the Transaction, 1.1918 subordinate voting shares. Following completion of the Transaction, shareholders of Old Alithya and Edgewater became shareholders of the Company, and each of Old Alithya and Edgewater became wholly owned subsidiaries of the Company.

In connection with the Transaction, and pursuant to the terms of the Arrangement Agreement, Edgewater declared to the Edgewater shareholders of record immediately prior to the closing date of the Transaction, a special dividend equal to US$1.15 per share, approximately US $16,840,000 in aggregate, in cash. In addition, the exercise price of Edgewater options outstanding, immediately prior to the closing date of the Transaction, was reduced by the special dividend amount of US$1.15 per option and, upon completion of the Transaction, divided by the 1.1918 equity exchange ratio.

The Transaction was approved by the respective shareholders of Old Alithya and Edgewater on October 25, 2018 and October 29, 2018, respectively.

On October 30, 2018, Old Alithya closed a private placement, where an aggregate 11,736,055 subscription receipts were issued at a price of $4.50 per subscription receipt (the “Offering”). Each subscription receipt automatically converted into an Old Alithya common share, immediately prior to the close of the Transaction, and then exchanged for one subordinated voting share, pursuant to the Arrangement Agreement. The net proceeds of the Offering were used to reduce indebtedness, fund future growth initiatives and for general corporate purposes.

The principal executive offices of Alithya are located at 700 De La Gauchetière Street West, Suite 2400, Montréal, Québec, Canada H3B 5M2. Alithya’s telephone number is +1 (514) 315-2824. Alithya’s website address is www.alithya.com. Information contained on, or that can be accessed through, Alithya’s website is not part of, or incorporated by reference into, this Annual Report.

B. Business Overview

Alithya is a leader in strategy and digital transformation, with 2,000 professionals in Canada, the U.S., and Europe. For over 25 years, Alithya’s experts have advised, guided and assisted clients in their pursuit of innovation and excellence and the achievement of their business objectives through the optimal use of digital technologies.

Alithya deploys solutions, services, and skillsets to design and build innovative and efficient solutions for the complex and unique business challenges of its clients, tailored to their unique business needs in the financial services, manufacturing, energy, telecommunications, transportation and logistics, professional services, healthcare, and government sectors.

Business Offerings

Business offerings include a comprehensive range of digital technology services to address client needs, as presented below, and that can namely take the form of staff loan or Alithya's takeover of projects for its clients.

•

Business Strategy. Alithya accompanies clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, and more. Applying the most recent methodologies, we help our clients to optimize efficiency and navigate through the digital transformation age through an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.

•

Application Services. Alithya’s experts guide clients through all facets of Application Services, from legacy system migration towards future-ready digital solutions, to the development of completely new solutions using state-of-the-art methodologies. Our experts assist our clients in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions services include digital applications DevOps, legacy systems modernization, control and software engineering and cloud and infrastructure.

•

Enterprise Solutions. Working with key industry partners, including some of the world’s largest vendors of Enterprise Solutions, Alithya’s experts help clients to deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM) and Customer Relationship Management (CRM/CXM).

•

Data and Analytics. Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and softwares, Alithya’s data scientists help clients to navigate and optimize data through enhanced collection, analysis of raw data, large data volumes treatment automation using machine learning tools, and reporting. Alithya Data and Analytics services include business intelligence, big data as well as artificial intelligence and machine learning.

On a geographic basis, Alithya’s Canadian operations provide a full spectrum of strategy and digital technology services. In the U.S., our operations specialize in the deployment of integrated management solutions, as well as data and analytics. In Europe, Alithya provides services of professionals in several specialties as well as experience in the implementation of Enterprise Solutions.

Industry Dynamics and Opportunity

Today, for many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investment, but they increasingly serve as differentiators for customers and, frequently, as key drivers of growth.

Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, enticing companies to make a shift in their approach and to switch from traditional information technology techniques to more user-friendly and flexible digital technologies.

In this context, where businesses’ technology spending continues to increase, digital technology firms are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the optimal use of appropriate technologies.

Alithya is well positioned to respond to these trends in future client investment. Alithya’s business model is built on a philosophy of offering maximum flexibility and creativity through the solutions it develops, while positioning itself as an agile consulting partner capable of delivering rapid results for its clients.

Clients

Alithya’s clients are mainly focused on the financial services, manufacturing, energy, telecommunications, transportation and logistics, professional services, healthcare and government sectors. The majority of Alithya clients are large to mid-sized companies. Alithya seeks to cultivate collaborative and flexible service mandates that are designed to adapt to clients’ evolving priorities and challenges. As a result of this focus, Alithya has developed long-term relationships with many of its clients, which provide Alithya with significant volumes of repeat business each year.

Business Strategic Plan

Alithya has adopted a 3-5 year strategic plan which sets as a goal to become a North-American digital transformation leader.

According to this plan, Alithya’s consolidated scale and scope should allow the company to leverage its geographies, expertise, integrated offerings, and position on the value chain to target growing IT services segments. In fact, Alithya’s specialization in digital technologies and the flexibility of its approach responds directly to client expectations.

More specifically, the company has established a three-fold plan focusing on:

•	Increasing scale through organic growth and strategic acquisitions through:
o	Sustained organic growth through innovation, higher-value offerings and client-relationships based on trust;
o

Strategic acquisitions by way of a North-America geographic expansion to complement current market presence, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;

•	Achieving best-in-class employee engagement through:
o	Fostering a culture of collaboration and ownership;
o	Cultivating employee well-being and personal growth;
o	Investing in the development of our leaders and employees;
•	Providing our investors, partners and stakeholders with long-term growing return on investment through:
o	Strengthening our existing relationships with clients, as a key trusted advisor, by generating long-term value;
o	Investing in innovation and higher value service offerings;
o	Act responsibly, with a sustainable and respectful vision for our stakeholders.

Management Philosophy

With a client-centric and flexible service delivery philosophy, Alithya focuses on diligently supporting its clients in identifying their evolving objectives and requirements through constant communication and feedback and developing tailor-made solutions that take into account their specific business realities. Alithya strives to achieve high levels of client satisfaction which are key to renewal of its existing contracts with clients and entry into new contracts. Alithya’s agile approach helps to ensure an optimal alignment with its clients and the seamless achievement of their objectives. Alithya’s goal is to be considered a trusted advisor to its clients by developing long-term relationships that extend beyond ongoing or next project delivery.

Alithya also seeks to be an active participant in the ongoing consolidation of the digital technology industry and to leverage its platform to serve clients looking for alternatives from larger traditional digital technology solution providers. Alithya is continually seeking to expand its capacities and broaden the scope of its service offering through targeted acquisitions. Growth through acquisitions can offer Alithya an opportunity to better serve existing clients with additional talent, technology and complementary services. Through such potential acquisitions, Alithya believes it can also expand its existing client relationships by adding capacity in new geographic locations, while opening doors for existing capacities into new client relationships.

Alithya believes that its growth strategy through acquisitions also helps to provide Alithya an opportunity to achieve the scale that is increasingly required for mandates awarded by governmental and private organizations and attract potential acquisition candidates which are poised to benefit from Alithya’s established relationships, better access to market and preferred supplier status.

Sales, Marketing and Strategic Partners

Alithya markets and sells its services directly through its professional staff, senior management and direct sales personnel operating out of its offices, which are strategically located in Canada, the U.S., France and the United Kingdom.

In order to provide its clients with the solutions best suited to their needs, Alithya has established strategic partnerships with a number of companies, including Microsoft and Oracle. These partnerships generally entail joint marketing efforts, making joint client presentations, negotiating discounts on license fees, among other things. Alithya’s arrangements with many of these companies are informal and are not subject to definitive written agreements. For those companies with whom Alithya does have definitive written agreements, those agreements are either terminable at will by either party or are for terms of one year or less. Alithya believes it has been successful in establishing strategic partnerships with a strong group of companies who are either industry leaders or well-regarded new entrants.

Competition

•	systems integration firms;
•	contract programming companies;
•	application software companies;
•	cloud computing service providers;
•	large or traditional consulting firms;
•	professional services groups of computer equipment companies;
•	infrastructure management and outsourcing companies; and
•	boutique digital companies.

In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates. Alithya competes based on the following principal differentiating factors:

•	vision and strategic advisory ability;
•	digital services capabilities;
•	performance and reliability;
•	quality of technical support, training and services;
•	responsiveness to client needs;
•	reputation and experience;
•	financial stability and strong corporate governance; and
•	competitive pricing of services.

Alithya also relies on the following measures to compete effectively:

•	investments to scale its services practice areas;

•	a well-developed recruiting, training and retention model;
•	a successful service delivery model;
•	entrepreneurial culture and approach;
•	a broad referral base;
•	continual investment in process improvement and knowledge capture;
•	investment in infrastructure and research and development;
•	continued focus on responsiveness to client needs, quality of services and competitive prices; and
•	project management capabilities and technical expertise.

Intellectual Property

Alithya leverages its proprietary innovations, methodologies and other intellectual properties when servicing its clients. Alithya has registered, and applied for the registration of, Canadian, U.S. and international trademarks, service marks, domain names and copyrights. Alithya also owns or holds licenses in a number of patents, trademarks, copyrights, and other intellectual property rights, which vary in duration, relating to its products and services. Alithya actively seeks protection for intellectual properties. While its proprietary intellectual property rights are important to its success, Alithya currently believes its business as a whole is not materially dependent on any particular intellectual property right.

C. Organizational Structure

Below, and as Exhibit 8.1 to this Annual Report, is the list of our principal subsidiaries as at March 31, 2019, each of which is directly or indirectly wholly-owned by Alithya. Certain subsidiaries whose total assets did not represent more than 10% of Alithya’s consolidated assets or whose revenue did not represent more than 10% of Alithya’s consolidated revenue as at March 31, 2019, based on our Annual Financial Statements, included in this Annual Report, have been omitted. These omitted subsidiaries, however, represented, as a group, less than 20% of the consolidated assets and revenue of Alithya as at March 31, 2019.

Entity	Jurisdiction	Percentage Ownership
Alithya Canada inc.	Québec, Canada	100%
Alithya Consulting Inc.	Québec, Canada	100%
Alithya Consulting SAS	France	100%
Alithya Digital Technology Corporation	Ontario, Canada	100%
Alithya Financial Solutions, Inc.	Delaware, USA	100%
Alithya Fullscope Solutions, Inc.	Delaware, USA	100%
Alithya Ranzal LLC	Delaware, USA	100%
Alithya USA, Inc.	Delaware, USA	100%

D. Property, Plants and Equipment

Alithya is continually expanding its global presence through leasing of new facilities. As of March 31, 2019, Alithya leased approximately 117,000 square feet related to its 15 locations and two remote delivery centers in Canada, the U.S., France and the U.K.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following tables set forth our selected consolidated financial data. The selected historical consolidated financial data below should be read in conjunction with our Annual Financial Statements (Item 18), as well as Item 4. – “Information on the Company” –of this Annual Report.

We have derived the statements of operations data for the years ended March 31, 2019, 2018 and 2017 and the consolidated financial position information as at March 31, 2019 and 2018 from our Annual Financial Statements included in this Annual Report. Our Annual Financial Statements have been prepared in accordance with IFRS and are presented in thousands of Canadian dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

	For the year ended March 31,
(In $ Thousands, Except per Share Data)	2019	2018	2017
Consolidated Statements of Operations Data:	$	$	$

Revenues	209,478	159,290	115,818
Cost of revenues	155,202	124,597	92,899
Gross margin	54,276	34,693	22,919

Operating expenses
Selling, general and administrative expenses	52,615	31,403	19,048
Business acquisition and integration costs	5,818	2,079	119
Depreciation of property and equipment	980	870	449
Amortization of intangibles	8,092	5,724	5,179
Foreign exchange	(144)	58	(18)
	67,361	40,134	24,777
Operating loss	(13,085)	(5,441)	(1,858)
Financial expenses	2,241	2,097	1,631
Loss before income taxes	(15,326)	(7,538)	(3,489)
Income tax expense (recovery)
Current	289	81	(147)
Deferred	(3,140)	(395)	(474)
	(2,851)	(314)	(621)
Net loss	(12,475)	(7,224)	(2,868)
Basic and diluted loss per share	(0.34)	(0.31)	(0.16)

(In $ Thousands)	March 31,	March 31,
Consolidated Statements of Financial Position Data:	2019	2018
	$	$
Assets
Current assets
Cash	12,801	14,465
Short-term deposits	1,324	-
Accounts receivable and other receivables	67,146	33,762
Income taxes receivable	1,217	765
Unbilled revenue	7,583	6,884
Tax credits receivable	5,829	7,794
Prepaid	3,166	767
	99,066	64,437
Non-current assets
Restricted cash	2,165	2,124
Income taxes receivable	632	-
Tax credits receivable	2,536	-
Property and equipment	2,339	1,821
Intangibles	47,551	15,149
Deferred tax assets	2,946	632
Goodwill	79,634	31,712
	236,869	115,875

Liabilities and Shareholders' Equity
Current liabilities
Line of credit	-	24,066
Accounts payable and accrued liabilities	48,935	36,801
Deferred revenue	5,998	2,017
Current portion of long-term debt	1,000	2,956
	55,933	65,840
Non-current liabilities
Long-term debt	27,305	15,619
Deferred tax liabilities	2,016	2,234
Deferred lease inducements	159	156
	85,413	83,849
Shareholders' equity
Share capital	186,861	54,251
Deficit	(39,113)	(23,927)
Accumulated other comprehensive income	1,469	558
Contributed surplus	2,239	1,144
	151,456	32,026
	236,869	115,875

ALITHYA GROUP INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1.	Basis of Presentation

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three-month and twelve-month periods ended March 31, 2019. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s audited consolidated financial statements and accompanying notes for the years ended March 31, 2019, 2018 and 2017. These documents, the Company’s Annual Report on Form 20-F, and additional information regarding the business of the Company are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

For reporting purposes, the Company prepared the consolidated financial statements in Canadian dollars, unless otherwise indicated, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the consolidated financial statements. Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US $” are to U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.

This MD&A contains both IFRS and non-IFRS financial measures. See the section entitled “Non-IFRS Measures”.

Unless otherwise stated, in preparing this MD&A, the Company has considered information available to it up to June 18, 2019, the date the Company’s Board of Directors (“Board”) approved this MD&A and the consolidated financial statements for the year ended March 31, 2019.

2.	Forward-Looking Statements

This MD&A contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our 3-5 year strategic plan; (iii) our ability to expand our capacities and broaden the scope of our service offering; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; and (vii) our ability to realize the expected synergies or cost savings relating to the integration of Edgewater Technology, Inc. (“Edgewater”) and our operations.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section entitled “Risks and Uncertainties” of this MD&A and in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

This discussion contains forward-looking statements that involve risks and uncertainties. Alithya’s actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risks and Uncertainties”.

3.	Business Overview

Alithya is a leader in strategy and digital transformation, with approximately 2,000 professionals in Canada, the US, and Europe. For over 25 years, Alithya’s experts have advised, guided and assisted clients in their pursuit of innovation and excellence and the achievement of their business objectives through the optimal use of digital technologies.

Alithya deploys solutions, services, and skillsets to design and build innovative and efficient solutions for the complex and unique business challenges of its clients, tailored to their unique business needs in the Financial Services, Energy, Manufacturing, Telecommunications, Transportation and Logistics, Professional Services, Healthcare, and Government sectors.

Business Offerings

Business offerings include a comprehensive range of digital technology services to address client needs, as presented below, and that can namely take the form of staff loan or Alithya's takeover of projects for its clients.

Business Strategy: Alithya accompanies clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, and more. Applying the most recent methodologies, we help our clients to optimize efficiency and navigate through the digital transformation age through an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.

Application Services: Alithya’s experts guide clients through all facets of application services, from legacy system migration towards future-ready digital solutions, to the development of completely new solutions using state-of-the-art methodologies. Our experts assist our client in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions services include digital applications DevOps, legacy systems modernization, control and software engineering and cloud and infrastructure.

Enterprise Solutions: Working with key industry partners, including some of the world’s largest vendors of enterprise solutions, Alithya’s experts help clients to deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM) and Customer Relationship Management (CRM/CXM).

Data and analytics: Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and softwares, Alithya’s data scientists help clients to navigate and optimize data through enhanced collection, analysis of raw data, large data volumes treatment automation using machine learning tools, and reporting. Alithya Data and Analytics services include business intelligence, big data as well as artificial intelligence and machine learning.

On a geographic basis, Alithya’s Canadian operations provide a full spectrum of strategy and digital technology services. In the US, our operations specialize in the deployment of integrated management solutions, as well as data and analytics. In Europe, the Company provides services of professionals in several specialties as well as experience in the implementation of enterprise solutions.

Competitive Environment

Today, for many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investment, but they increasingly serve as differentiators for customers and, frequently, as key drivers of growth.

Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, enticing companies to make a shift in their approach and to switch from traditional information technology techniques to more user-friendly and flexible digital technologies.

In this context, where businesses’ technology spending continues to increase, digital technology firms are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the optimal use of appropriate technologies.

Alithya is well positioned to respond to these trends in future client investment. The Company’s business model is built on a philosophy of offering maximum flexibility and creativity through the solutions it develops, while positioning itself as an agile consulting partner capable of delivering rapid results for its clients.

4.	Business Strategic Plan

Alithya has adopted a 3 to 5 year strategic plan which sets as a goal to become a North-American digital transformation leader.

According to this plan, Alithya’s consolidated scale and scope should allow the Company to leverage its geographies, expertise, integrated offerings, and position on the value chain to target growing IT services segments. In fact, Alithya’s specialization in digital technologies and the flexibility of its approach responds directly to client expectations.

More specifically, the Company has established a three-fold plan focusing on:

●	Increasing scale through organic growth and strategic acquisitions
●	Sustained organic growth through innovation, higher-value offerings and client-relationships based on trust
●

Strategic acquisitions by way of a North-America geographic expansion to complement current market presence, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise

●	Achieving best-in-class employee engagement

●	Fostering a culture of collaboration and ownership
●	Cultivating employee well-being and personal growth
●	Investing in the development of our leaders and employees
●	Providing our investors, partners and stakeholders with long-term growing return on investment
●	Strengthening our existing relationships with clients, as a key trusted advisor, by generating long-term value
●	Investing in innovation and higher value service offerings
●	Act responsibly, with a sustainable and respectful vision for our stakeholders
5.	Financial Highlights

Results of Operations	Three Months Ended March 31,		Year Ended March 31,
(in $ thousands)	2019	2018	2019	2018	2017
Revenues	72,643	40,461	209,478	159,290	115,818
Net Loss	(2,730)	(3,399)	(12,475)	(7,224)	(2,868)
EBITDA (1)	507	(1,273)	(4,157)	1,211	3,752
EBITDA Margin (1)	0.7%	(3.1% )	(2.0)%	0.8%	3.2%
Adjusted EBITDA (1)	2,227	1,949	6,209	10,227	6,046
Adjusted EBITDA Margin (1)	3.1%	4.8%	3.0%	6.4%	5.2%

Other	As at March 31,
(in $ thousands)	2019	2018
Total Assets	236,869	115,875
Net Debt (2)	8,659	19,433
Distribution of Cash Dividends (3)	2,531	-

Shares and Options Outstanding	As at June 14, 2019
Subordinate Voting Shares	48,500,903
Multiple Voting Shares	7,168,984
Options (4)	2,609,597

1 These are non-IFRS financial measures defined below and accompanied by a reconciliation to the most directly comparable IFRS financial measure. Refer to the section below entitled “Non-IFRS Financial Measures”.

2 Borrowings (current and non-current) less cash, short-term deposits, and restricted cash.

3 Old Alithya dividends. Refer to section on Share Capital and Dividends.

4 Includes 963,160 stock options to purchase Multiple Voting Shares

6.	Q4 and Fiscal 2019 Financial Highlights
6.1	Q4 2019 Highlights
●	Revenues increased 79.5% to $72.6 million, compared to $40.5 million for the same quarter last year
●	Our US operations generated solid organic growth of 6.0% on a comparable basis
●	Gross margin increased to 29.3%, from 22.1% for the same quarter last year
●	Adjusted EBITDA reached $2.2 million, up 14.6%
6.2	Fiscal 2019 Highlights
●	Revenues increased 31.5% to $209.5 million, compared to $159.3 million last year

●	Gross margin increased to 25.9%, compared to 21.8% last year
●	Adjusted EBITDA decreased to $6.2 million, from $10.2 million
●	Net debt of $8.7 million at year end
●	Additional clients and geographic diversification
●	Several new bookings from joint business opportunities as a result of cross-selling initiatives
●	Integration of Edgewater progressing as planned
7.	Business Highlights
●

On October 30, 2018, Alithya closed a private placement in the amount of $52.8 million and on January 22, 2019, signed a new $60 million, three-year term, secured revolving credit facility with The Bank of Nova Scotia. This facility replaced the Company’s previous $25 million secured credit facility. These two financings give the Company the flexibility required for supporting its business plan.

●

After the announcement on March 16, 2018 of the signature of an arrangement agreement, Alithya announced on November 1, 2018, the completion of the business combination between Alithya Group Inc. and Edgewater Technology, Inc., a corporation listed on the NASDAQ Global Market (NASDAQ: EDGW). On the following day, Alithya’s Class A subordinate voting shares began trading under the symbol “ALYA” on NASDAQ and the TSX.

●

As a result of this acquisition, Alithya has stepped into the US market with the foundation and reputation of Edgewater's experts for continued growth, namely as a specialist in the implementation of enterprise solutions. Management believes that the combination of the two companies' expertise in implementing Microsoft and Oracle solutions will give Alithya significant scale in the North American market.

●

On November 26, 2018, Alithya announced the signature of an agreement with TELUS to acquire its Managed Web Services activities. The transaction included the transfer of all customers of TELUS Managed Web Services as well as the transition of a small group of employees to Alithya’s existing Web team.

●

During the year, Alithya's service offering has expanded with the enhancement of certain business practices in high demand in the market. In particular, business intelligence, artificial intelligence / machine learning and digital transformation practices have gained momentum and show strong potential for development.

8.	Business Combination and Private Placement
8.1	Overview

Alithya Group inc. (“Alithya” or the “Company”) (formerly 9374-8572 Québec Inc.) was incorporated on March 8, 2018 under the Business Corporations Act (Quebec). The Company was created for the purpose of the business combination between Alithya Canada Inc. (formerly Alithya Group Inc.) (“Old Alithya”), incorporated on April 2, 1992 under the Companies Act (Québec), now the Business Corporations Act (Québec), Alithya USA, Inc. (formerly Edgewater Technology, Inc.) (“Edgewater”), a corporation governed under the laws of Delaware and previously listed on the NASDAQ Global Market and 9374-8572 Delaware Inc. (“U.S. Merger Sub”), a corporation governed under the laws of Delaware and a wholly-owned subsidiary of the Company. As of the opening of markets, on November 2, 2018, the Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) commenced trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.

On March 15, 2018, the Company, Old Alithya, Edgewater, and U.S. Merger Sub, entered into an arrangement agreement, as amended on September 10, 2018 and October 17, 2018, (the “Arrangement Agreement”).

On November 1, 2018, and pursuant to the terms of the Arrangement Agreement, among other things, (i) the Company acquired Old Alithya, by way of a statutory plan of arrangement under the Business Corporations Act (Québec) (the “Arrangement”), and (ii) U.S. Merger Sub merged with and into Edgewater, with Edgewater being the surviving corporation (the “Merger”). The Arrangement and the Merger are, collectively referred to herein, as the “Transaction”.

As consideration for the Arrangement, former shareholders of Old Alithya received, for each common share of Old Alithya (“Old Alithya Common Shares”), held immediately prior to the Transaction, one newly issued Subordinate Voting Share and, for each multiple voting share of Old Alithya (“Old Alithya Multiple Voting Shares”) held immediately prior to the Transaction, one newly issued Class B multiple voting share of the Company (the “Multiple Voting Shares”). As consideration for the Merger, former shareholders of Edgewater received, for each share of common stock of Edgewater (“Edgewater Common Stock”) held immediately prior to the Transaction, 1.1918 Subordinate Voting Shares of the Company.

Following completion of the Transaction, former shareholders of Old Alithya and Edgewater became shareholders of the Company, and each of Old Alithya and Edgewater became wholly-owned subsidiaries of the Company.

In connection with the Transaction, and pursuant to the terms of the Arrangement Agreement, Edgewater declared to the Edgewater shareholders of record immediately prior to the closing date of the Transaction, a special dividend equal to US $1.15 per share, approximately $22,108,000 (US $16,840,000), in aggregate, in cash. In addition, the exercise price of Edgewater stock options outstanding, immediately prior to the closing date of the Transaction, was reduced by the special dividend amount of US $1.15 per stock option and, upon completion of the Transaction, divided by the 1.1918 equity exchange ratio.

The Transaction was approved by the respective shareholders of Old Alithya and Edgewater on October 25, 2018 and October 29, 2018, respectively.

On October 30, 2018, Old Alithya closed a private placement, where an aggregate 11,736,055 subscription receipts were issued at a price of $4.50 per subscription receipt (the “Offering”). Each subscription receipt automatically converted into an Old Alithya common share, immediately prior to the close of the Transaction, and then exchanged for one Subordinated Voting Share of the Company, pursuant to the Arrangement Agreement. The net proceeds of the Offering were used to reduce indebtedness, fund future growth initiatives and for general corporate purposes. Costs related to the share issuance under the private placement, for the year ended March 31, 2019 of $2,764,885, net of deferred income taxes of $714,000, have been recorded in equity as share issue costs.

8.2	Purchase Price Allocation

Old Alithya is considered as the acquirer of Edgewater, as the Company was formed only to issue equity instruments to effect the Transaction. In addition, Old Alithya shareholders held the majority of the voting rights of the Company once the Transaction was completed. The Transaction constituted a business combination as Edgewater meets the definition of a business. Since Old Alithya was considered the acquirer, this MD&A is presented as a continuation of Old Alithya. As such, the comparative figures presented herein are those of Old Alithya. The assets acquired and the liabilities assumed were recorded at their fair value at the time of the closing of the Transaction, being November 1, 2018.

The fair value of the assets acquired, liabilities assumed, and the purchase consideration is preliminary, pending completion of an independent valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the Transaction, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the Transaction, then the fair value will be revised.

For the year ended March 31, 2019, the Company incurred acquisition related costs of approximately $3,929,908. These costs have been recorded in business acquisition and integration costs.

The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Edgewater (in $ thousands)	As at November 1, 2018
Cash	24,869
Accounts receivable and other receivables	27,705
Income taxes receivable	1,770
Unbilled revenue	1,741
Prepaid	1,076
Current assets	57,161
Property and equipment	510
Intangibles	39,410
Goodwill	47,161
Total assets acquired	144,242

Line of credit	15,749
Accounts payable and accrued liabilities	22,312
Dividend payable	22,108
Deferred revenue	3,751
Current liabilities	63,920
Deferred lease inducements	64
Deferred tax liabilities	1,322
Total liabilities assumed	65,306

Net assets acquired	78,936

The fair value of the accounts receivable and other receivables acquired as part of the acquired business amounted to $27,705,000, with a gross contractual amount of $28,500,000. As at the acquisition date, the Group’s best estimate of the contractual cash flow not expected to be collected amounted to $795,000.

The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, work force and expected synergies from integrating Edgewater into the Group’s existing business. The goodwill will not be deductible for tax purposes.

The following table summarizes the acquisition date fair value of each major class of consideration transferred:

(in $ thousands)	As at November 1, 2018
Issuance of 17,458,348 shares	78,364
Share-based payments	572
Total Consideration Transferred	$78,936

The subscription receipt issue price, under the private placement, of $4.50 per subscription receipt, having been determined with third-party investors, can be a reasonable reference for the fair value of the shares issued.

Following the closing of the Transaction, the issued and outstanding stock options of Edgewater were converted into stock options of the Company and are deemed to be issued as part of the consideration of the Transaction. Their fair value has been estimated at $572,000 using the Black-Scholes option pricing model with the following assumptions:

Weighted Average Assumptions
Share Price	$4.94
Exercise Price	$3.52 - $7.61
Risk-Free Interest Rate	1.72% - 2.37%
Expected Volatility[1]	30%
Dividend Yield	-
Expected Option Life (Years)	0.04 - 3.19

1 Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

The Edgewater business contributed revenues of approximately $50,229,000, a gross margin of $19,401,000 and a loss of $2,097,000 to the Group for the period from November 1, 2018 to March 31, 2019.

If the acquisition had occurred on April 1, 2018, consolidated pro-forma revenue and loss before income taxes for the year ended March 31, 2019 would have been $282,386,000 and $17,296,000, respectively. These amounts have been calculated using Edgewater’s results and adjusting for:

●	differences in the accounting policies between the Group and its subsidiaries;
●	the removal of results from business segment not acquired;
●	the removal of transaction costs incurred by Edgewater from April 1, 2018 to November 1, 2018; and
●	the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2018 together with the consequential tax effects.
9.	Non-IFRS Measures

This MD&A includes certain measures which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

The non-IFRS measures used by Alithya are described below:

●

“EBITDA” refers to net income before adjusting for income tax expense (recovery), financial expenses, foreign exchange, amortization of intangibles and depreciation of property and equipment. Management believes that EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed. For a reconciliation of net loss to EBITDA, see the section entitled “EBITDA and Adjusted EBITDA” below.

●	“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period. See the section entitled “EBITDA and Adjusted EBITDA” below.
●

“Adjusted EBITDA” refers to net income before adjusting for income tax expense (recovery), financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment, share-based compensation, business acquisition and integration costs, severance, ERP implementation and other redundant and non-recurring items. Management believes that Adjusted EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net loss to Adjusted EBITDA, see the section entitled “EBITDA and Adjusted EBITDA” below.

●	“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period. See the section entitled “EBITDA and Adjusted EBITDA” below.

10.	Results of Operations

	For the three months ended March 31,		For the twelve months ended March 31,
(in $ thousands, except for per share data)	2019	2018	2019	2018	2017
Revenues	72,643	40,461	209,478	159,290	115,818
Cost of Revenues	51,391	31,526	155,202	124,597	92,899
Gross Margin	21,252	8,935	54,276	34,693	22,919
	29.3%	22.1%	25.9%	21.8%	19.8%
Operating Expenses
Selling, General and Administrative Expenses	20,153	8,908	52,615	31,403	19,048
Business Acquisition and Integration Costs	592	1,300	5,818	2,079	119
Depreciation of Property and Equipment	324	219	980	870	449
Amortization of Intangibles	2,663	1,470	8,092	5,724	5,179
Foreign Exchange	(147)	6	(144)	58	(18)
Total Operating Expenses	23,585	11,903	67,361	40,134	24,777
Operating Loss	(2,333)	(2,968)	(13,085)	(5,441)	(1,858)
Financial Expenses	622	578	2,241	2,097	1,631
Loss before Income Taxes	(2,955)	(3,546)	(15,326)	(7,538)	(3,489)
Income Tax Expense (Recovery)	(225)	(147)	(2,851)	(314)	(621)
Net Loss	(2,730)	(3,399)	(12,475)	(7,224)	(2,868)
Basic and Diluted Loss per Share	(0.08)	(0.15)	(0.34)	(0.31)	(0.16)

Certain figures have been reclassified to conform to the current three and twelve month presentation.

10.1	Revenues

	For the three months ended March 31,		For the twelve months ended March 31,
(in $ thousands)	2019	2018	2019	2018	2017
Gross Revenues	81,196	48,943	241,508	206,666	151,932
Payrolling Revenues	(8,970)	(8,832)	(33,490)	(49,097)	(37,403)
Revenues excluding Payrolling	72,226	40,111	208,018	157,569	114,529
Payrolling Net Revenues	417	350	1,460	1,721	1,289
Total Revenues	72,643	40,461	209,478	159,290	115,818

Revenues amounted to $72.6 million for the three months ended March 31, 2019, a $32.1 million increase, or 79.5%, from $40.5 million for the three months ended March 31, 2018. Alithya USA, Inc. (“Alithya USA”) accounted for $32.2 million of the increased revenues. In other areas of the business, as planned, there was a decrease in lower margin revenues from existing clients, which was offset by an increase in higher margin revenues from new and existing clients, which, together with the Edgewater acquisition, gradually reduces dependence on certain clients and segments.

Revenues totaled $209.5 million for the twelve months ended March 31, 2019, a $50.2 million increase, or 31.5%, compared to $159.3 million for the twelve months ended March 31, 2018. Most of the increased revenues were attributed to Alithya USA.  In other areas of the business, as planned, there was a decrease in lower margin revenues from existing clients, which was offset by an increase in higher margin revenues from new and existing clients, which, together with the Edgewater acquisition, gradually reduces dependence on certain clients and segments.

Revenues totaled $159.3 million for the twelve months ended March 31, 2018, a $43.5 million increase, or 37.5%, compared to $115.8 million for the twelve months ended March 31, 2017. Alithya benefitted from seven additional months of revenue from the acquisition of Pro2p Services Conseils Inc. (“Pro2p”), acquired on November 1, 2016, compared to the year ended March 31, 2017, and from a full 12 months of revenue from Alithya Digital Technology Corporation (“ADT”, formerly Systemware Innovation Corporation), acquired on April 3, 2017. Additional revenue from these acquisitions totaled $34.8 million in the year ended March 31, 2018. The remaining revenue increase was driven primarily by growth in the financial services and transportation sectors.

The Company expects to reduce payrolling activities in the future, as margins from such activities are lower than those generated from billable permanent employees. Management believes that the progressive change in revenue mix from the reduction of payrolling and the increased hiring of billable permanent employees will result in higher gross margins.

10.2	Gross Margin

Gross margin increased by $12.4 million, or 137.9%, to $21.3 million for the three months ended March 31, 2019 from $8.9 million for the three months ended March 31, 2018. Gross margin as a percentage of revenues increased to 29.3% for the three months ended March 31, 2019, from 22.1% for the three months ended March 31, 2018.

Alithya USA accounted for $12.0 million of the increased gross margin, which represented a gross margin percentage of 37.3%. The gross margin increase in other areas of the business was mainly attributable to higher margin revenues from new clients. As a percentage of revenues, gross margin in other areas of the business increased by 80 basis points, to 22.8% for the three months ended March 31, 2019, from 22.1% for the three months ended March 31, 2018. The increase in gross margin as a percentage of revenues reflects management’s long-term strategy to transition the business towards higher value added revenue streams.

Gross margin increased by $19.6 million, or 56.5%, to $54.3 million for the twelve months ended March 31, 2019 from $34.7 million for the twelve months ended March 31, 2018. Gross margin as a percentage of revenues increased to 25.9% for the twelve months ended March 31, 2019, from 21.8% for the twelve months ended March 31, 2018.

Alithya USA accounted for $19.4 million of the increased gross margin. There was a net increase in gross margin of $0.2 million in other areas of the business due mainly to an increase in billable employees, partially offset by a reduction in gross margin from sub-contractors. The increase in gross margin as a percentage of revenues reflects management’s long-term strategy to transition the business towards higher value added revenue streams.

Gross margin increased by $11.8 million, or 51.4%, to $34.7 million for the twelve months ended March 31, 2018, from $22.9 million for the twelve months ended March 31, 2017. Gross margin as a percentage of revenues increased to 21.8% for the twelve months ended March 31, 2018, from 19.8% for the twelve months ended March 31, 2017.

Results from ADT and seven additional months of Pro2p accounted for $9.2 million of the increased gross margin. There was a net increase in gross margin of $2.6 million in other areas of the business due mainly to an increase in billable employees relative to subcontractors. The increase in gross margin as a percentage of revenues reflects management’s long-term strategy to transition the business towards higher value added revenue streams.

Cost of revenues, included in the gross margin determination, consist of labor costs for billable permanent employees, net of tax credits, subcontractor costs, payroll taxes, software and license costs, employee benefits and travel expenses dedicated to customer engagements.

10.3	Segment Reporting

An operating segment is a component of a company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Alithya’s other segments.

Based on the information received and analyzed by decision-makers on a regular basis, Alithya has determined that it has a single reportable segment. Within this single reportable segment, results can be analyzed by geographic location (Canada, USA and Europe).

The following table presents total revenues by geographic location:

	For the three months ended March 31,				For the twelve months ended March 31,
(in $ thousands)	2019		2018		2019		2018		2017
Canada	38,520	53.0%	37,490	92.7%	149,064	71.2%	148,768	93.4%	106,361	91.8%
USA	29,567	40.7%	-	0.0%	45,982	21.9%	-	0.0%	-	0.0%
Europe	4,556	6.3%	2,971	7.3%	14,432	6.9%	10,522	6.6%	9,457	8.2%
Total Revenues	72,643	100%	40,461	100.0%	209,478	100.0%	159,290	100.0%	115,818	100.0%

For the three and twelve month periods ended March 31, 2019, the Transaction has contributed to geographic diversification with the USA representing 40.7% and 21.9% of total revenues, respectively.

10.4	Operating Expenses
10.4.1	Selling, General and Administrative Expenses

Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, professional fees, occupancy costs, information technology and communications costs, share-based compensation, public listing and investor fees, and other administrative expenses.

Selling, general and administrative expenses totaled $20.2 million for the three months ended March 31, 2019, an increase of $11.3 million, or 126.1%, from $8.9 million for the three months ended March 31, 2018. Alithya USA accounted for $9.7 million of the increased expenses. The increase was also mainly attributed to $1.2 million in employee compensation costs as Alithya increased its corporate headcount in order to adequately manage the additional duties related to being a public company, $0.3 million in information technology and communications costs as Alithya continues to enhance its systems and integrate acquisitions, $0.3 million in travel expenses, $0.2 million in insurance costs, and $0.1 million in professional fees. This was offset by a $0.7 million decrease in share-based compensation.

Selling, general and administrative expenses totaled $52.6 million for the twelve months ended March 31, 2019, an increase of $21.2 million, or 67.6%, from $31.4 million for the twelve months ended March 31, 2018. Alithya USA accounted for $16.9 million of the increased expenses. The increase was also mainly attributed to $2.7 million in increased employee compensation costs as mentioned above, $1.4 million in professional fees, $0.9 million in information technology and communications costs, $0.4 million in employee training and other activities, $0.3 million in insurance costs, $0.3 million in travel costs, and $0.2 million in occupancy costs related to the opening of a new office in Ontario in order to better serve clients, offset by a $2.0 million decrease in share-based compensation.

Subsequent to the Transaction, Alithya became listed on the TSX and NASDAQ. In preparation for the listing, Alithya incurred costs related to increased headcount, professional fees related to financial reporting, recruiting fees in order to increase the size and expertise of the team to the levels required in a public company and listing fees.

Selling, general and administrative expenses totaled $31.4 million for the twelve months ended March 31, 2018, an increase of $12.4 million, or 64.9%, from $19.0 million for the twelve months ended March 31, 2017. Results from ADT and seven additional months of Pro2p accounted for $7.0 million of the increased expenses. The remaining increase was attributable to increases of $2.8 million in share-based compensation, $1.5 million in ERP implementation costs, $0.8 million in sales and administrative salaries, and $0.5 million in occupancy costs, partially offset by a net decrease of $0.2 million in other costs.

10.4.2	Share-Based Compensation

Share-based compensation is included in direct costs and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended March 31,		For the twelve months ended March 31,
(in $ thousands)	2019	2018	2019	2018	2017
Stock Option Plan	136	74	372	289	249
Share Purchase Plan — Employer Contribution	172	152	593	439	267
Share-Based Compensation on Shares Vested during the Period, Issued on Business Acquisitions	268	596	1,075	2,701	-
Deferred Share Units	91	-	209	-	-
Accrued Management Bonuses and Other Compensation	-	205	-	734	-
Shares Issued to Certain Directors as Settlement of Services Rendered	-	-	-	-	651
	667	1,027	2,249	4,163	1,167

Share-based compensation amounted to $0.7 million for the three months ended March 31, 2019, representing a decrease of $0.3 million, or 34.8%, from $1.0 million for the three months ended March 31, 2018. The decrease in share-based compensation was driven primarily by the decreased vesting of shares granted for share-based compensation to employees of previous business acquisitions and the absence of share-based management bonuses and other compensation. This was partially offset by increased expenses related to stock options and deferred share units.

Share-based compensation amounted to $2.2 million for the twelve months ended March 31, 2019, representing a decrease of $2.0 million, or 46.0%, from $4.2 million for the twelve months ended March 31, 2018. The decrease in share-based compensation was driven primarily by the decreased vesting of shares granted as share-based compensation to employees of Pro2p and ADT as part of the respective acquisition costs of each company and the absence of share-based management bonuses and other compensation. This was partially offset by increased expenses related to stock options and deferred share units and increased enrollment in the employee share purchase plan.

Share-based compensation amounted to $4.2 million for the twelve months ended March 31, 2018, representing an increase of $3.0 million, from $1.2 million for the twelve months ended March 31, 2017. The increase in share-based compensation was driven primarily by the vesting of shares granted as share-based compensation to employees of Pro2p and ADT as part of the respective acquisition costs of each company, the payment of management bonuses in shares, and increased enrollment in Alithya’s share purchase plan, and was partially offset by decreased expenses related to shares issued to certain directors as settlement of services rendered.

10.4.3	Business Acquisition and Integration Costs

Business acquisition and integration costs amounted to $0.6 million for the three months ended March 31, 2019, representing a decrease of $0.7 million, from $1.3 million for the three months ended March 31, 2018. The decrease is explained by lower acquisition costs, which were partially offset by increased integration costs related to the Transaction, which consisted mainly of professional fees and severance costs.

Business acquisition and integration costs amounted to $5.8 million for the twelve months ended March 31, 2019, representing an increase of $3.7 million, from $2.1 million for the twelve months ended March 31, 2018. The business acquisition and integration costs for the year ended 2019 related to the Transaction and consisted mainly of legal fees, accounting fees, other professional fees and severance costs. For the twelve months ended March 31, 2018, $0.6 million and $1.5 million related to ADT and the Transaction respectively.

Business acquisition and integration costs amounted to $2.1 million for the twelve months ended March 31, 2018, representing an increase of $2.0 million, from $0.1 million for the twelve months ended March 31, 2017. The acquisition costs for the year ended March 31, 2018 were mainly attributable to the acquisition of ADT and the Transaction, and consisted mainly of legal fees, accounting fees and other professional fees. The acquisition costs for the year ended March 31, 2017 related mainly to the acquisition of Pro2p.

10.4.4	Depreciation of Property and Equipment

Depreciation of property and equipment totaled $0.3 million and $1.0 million for the three and twelve months ended March 31, 2019, respectively. In comparison, depreciation of property and equipment totaled $0.2 million and $0.9 million for the three and twelve months ended March 31, 2018, respectively. These costs consisted primarily of depreciation on Alithya’s furniture, fixtures and equipment, computer equipment, and leasehold improvements.

Depreciation of property and equipment totaled $0.9 million for the twelve months ended March 31, 2018, an increase of $0.4 million, or 93.3%, from $0.5 million for the year ended March 31, 2017. ADT accounted for $0.2 million of the increased depreciation.

10.4.5	Amortization of Intangibles

Amortization of intangibles increased by $1.2 million, or 81.0%, to $2.7 million for the three months ended March 31, 2019, from $1.5 million for the three months ended March 31, 2018. The costs consisted primarily of amortization of customer relationships recognized on past acquisitions and software. Similarly, amortization of intangibles increased by $2.4 million, or 41.3%, to $8.1 million for the twelve months ended March 31, 2019 from $5.7 million for the twelve months ended March 31, 2018.

Alithya amortizes customer relationships over a period of three to ten years and recorded $2.6 million of customer relationship amortization expense for the three months ended March 31, 2019, an increase of $1.8 million, or 223.2%, from $0.8 million for the three months ended March 31, 2018. Alithya recorded $7.7 million of customer relationship and non-compete agreement amortization expense for the twelve months ended March 31, 2019, an increase of $2.1 million, or 37.4%, from $5.6 million for the twelve months ended March 31, 2018. In both cases, the increase was related to the amortization expense on Alithya USA’s customer relationships acquired in the Transaction.

Alithya amortizes software over a period of three years. Software amortization expense was immaterial for the three and twelve month periods ended March 31, 2019 and 2018.

Amortization of intangibles increased by $0.5 million, or 10.5%, to $5.7 million for the twelve months ended March 31, 2018, from $5.2 million for the twelve months ended March 31, 2017. The costs consisted primarily of amortization of customer relationships recognized on past acquisitions and software.

Alithya amortizes customer relationships over a period of three to ten years and recorded $5.6 million of customer relationship amortization expense for the twelve months ended March 31, 2018, an increase of $1.1 million, or 25.4%, from $4.5 million for the twelve months ended March 31, 2017. The increase was related to the amortization expense on ADT’s customer relationships and seven additional months of amortization on Pro2p’s customer relationships.

Alithya amortizes software over a period of three years. Software amortization expense was $0.1 million and $0.7 million for the twelve month periods ended March 31, 2018 and 2017, respectively.

10.4.6	Foreign Exchange

Foreign exchange gain amounted to $0.1 million for the three and twelve month periods ended March 31, 2019, compared to virtually nil for the three and twelve month periods ended March 31, 2018 and the twelve month period ended March 31, 2017. The increase was related to unrealized and realized losses on transactions denominated in foreign currencies.

10.5	Other Income and Expenses
10.5.1	Financial Expenses

Financial expenses are summarized in the table below:

	For the three months ended March 31,		For the twelve months ended March 31,
(in $ thousands)	2019	2018	2019	2018	2017

Interest on Long-Term Debt	-	310	565	1,156	1,089
Interest and Financing Charges	574	205	1,324	695	363
Amortization of Finance Costs	11	9	144	28	28
Interest Accretion on Balances of Purchase Payable	37	58	211	232	138
Interest Income	-	(4)	(3)	(14)	-
Dividends on Old Alithya Class H Shares	-	-	-	-	13
	622	578	2,241	2,097	1,631

Financial expenses amounted to $0.6 million for the three months ended March 31, 2019 and 2018.

Financial expenses amounted to $2.2 million for the twelve months ended March 31, 2019, representing an increase of $0.1 million, or 6.8%, from $2.1 million for the twelve months ended March 31, 2018. The increase in financial expenses was driven primarily by interest on Alithya’s line of credit, which was drawn in higher amounts in the twelve months ended March 31, 2019, and increased amortization of finance costs, partially offset by a decrease in interest on long-term debt as it was mostly repaid using the proceeds from the private placement on November 1, 2018.

Financial expenses amounted to $2.1 million for the twelve months ended March 31, 2018, representing an increase of $0.5 million, or 28.6%, from $1.6 million for the twelve months ended March 31, 2017. The increase in financial expenses was driven primarily by interest on Alithya’s line of credit, which was drawn in higher amounts in the twelve months ended March 31, 2018, compared to the twelve months ended March 31, 2017.

10.5.2	Income Taxes

Income tax recovery was $0.2 million for the three months ended March 31, 2019, representing an increase of $0.1 million, from $0.1 million for the three months ended March 31, 2018. The increase is due primarily to an increase in tax losses in Alithya’s loss position entities.

Income tax recovery was $2.9 million for the twelve months ended March 31, 2019, representing an increase of $2.6 million, from $0.3 million for the twelve months ended March 31, 2018. The increase is due to an increase in tax losses in Alithya’s entities that are in a loss position and differences between accounting and tax depreciation, offset by current income tax expense from entities in taxable positions. Total income tax recovery consisted of $0.3 million in current tax expense and $3.2 million in deferred tax recovery for the twelve months ended March 31, 2019, compared to $0.1 million in current tax expense and $0.4 million in deferred tax recovery for the twelve months ended March 31, 2018.

Income tax recovery was $0.3 million for the twelve months ended March 31, 2018, representing a decrease of $0.3 million, or 49.4%, from $0.6 million for the twelve months ended March 31, 2017. Total income tax recovery consisted of $0.1 million in current tax expense and $0.4 million in deferred tax recovery for the twelve months ended March 31, 2018, compared to $0.1 million in current tax recovery and $0.5 million in deferred tax recovery for the twelve months ended March 31, 2017.

10.6	Net Loss and Loss per Share

Adjusted EBITDA totaled $2.2 million for the three months ended March 31, 2019, representing an increase of $0.3 million, from $1.9 million for the three months ended March 31, 2018. For a reconciliation of net loss to Adjusted EBITDA, see the section entitled “EBITDA and Adjusted EBITDA” below.

Alithya’s net loss for the three months ended March 31, 2019 was $2.7 million, a decrease of $0.7 million, from $3.4 million for the three months ended March 31, 2018. On a per share basis, this translated into a basic and diluted net loss per basic share of $0.08 for the three months ended March 31, 2019, compared to $0.15 for the three months ended March 31, 2018. Decreased business acquisition and integration costs, severance, and share-based compensation were partially offset by increased amortization of intangibles and depreciation of property and equipment in the three months ended March 31, 2019, compared to the three months ended March 31, 2018.

Adjusted EBITDA totaled $6.2 million for the twelve months ended March 31, 2019, representing a decrease of $4.0 million, from $10.2 million for the twelve months ended March 31, 2018.

Alithya’s net loss for the twelve months ended March 31, 2019 was $12.5 million, an increase of $5.3 million, from $7.2 million for the twelve months ended March 31, 2018. On a per share basis, this translated into a basic and diluted net loss per basic share of $0.34 for the twelve months ended March 31, 2019, compared to $0.31 for the twelve months ended March 31, 2018. Increased business acquisition and integration costs and amortization of intangibles were offset by decreased share-based compensation and increased income tax recovery in the twelve months ended March 31, 2019, compared to the twelve months ended March 31, 2018.

Adjusted EBITDA totaled $10.2 million for the twelve months ended March 31, 2018, representing an increase of $4.2 million, from $6.0 million for the twelve months ended March 31, 2017.

Alithya’s net loss for the twelve months ended March 31, 2018 was $7.2 million, an increase of $4.3 million, from $2.9 million for the twelve months ended March 31, 2017. On a per share basis, this translated into a basic and diluted net loss per basic share of $0.31 for the twelve months ended March 31, 2018, compared to $0.16 for the twelve months ended March 31, 2017. The increase in consolidated net loss was driven primarily by greater share-based compensation, business acquisition and integration costs, non-recurring severance, ERP implementation expenses, depreciation, amortization, and financial expenses, and a lower income tax recovery in the twelve months ended March 31, 2018, compared to the twelve months ended March 31, 2017.

11.	EBITDA and Adjusted EBITDA

The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended March 31,		For the twelve months ended March 31,
(in $ thousands)	2019	2018	2019	2018	2017

Revenues	72,643	40,461	209,478	159,290	115,818
Net Loss	(2,730)	(3,399)	(12,475)	(7,224)	(2,868)
Financial Expenses	622	578	2,241	2,097	1,631
Income Tax Expense (Recovery)	(225)	(147)	(2,851)	(314)	(621)
Depreciation of Property and Equipment	324	219	980	870	449
Amortization of Intangibles	2,663	1,470	8,092	5,724	5,179
Foreign Exchange	(147)	6	(144)	58	(18)
EBITDA[1]	507	(1,273)	(4,157)	1,211	3,752
Adjusted for:
Share-based Compensation	667	1,027	2,249	4,163	1,167
Business Acquisition and Integration Costs	592	1,300	5,818	2,079	119
Redundant Office Space, Net of Sublease Revenue	-	-	-	79	318
Non-recurring Consulting Fee	-	18	-	72	324
Severance	53	461	652	1,050	298
ERP Implementation	408	416	1,647	1,573	68
Adjusted EBITDA[1]	2,227	1,949	6,209	10,227	6,046
Adjusted EBITDA Margin[1]	3.1%	4.8%	3.0%	6.4%	5.2%

1 Non-IFRS measure. See “Non-IFRS Measures” above.

Certain figures have been reclassified to conform to the current three and twelve month presentation.

EBITDA amounted to $0.5 million for the three months ended March 31, 2019, representing an increase of $1.8 million, from a loss of $1.3 million for the three months ended March 31, 2018. EBITDA margin was equal to 0.7% for the three months ended March 31, 2019, compared to (3.2%) for the three months ended March 31, 2018.

Adjusted EBITDA amounted to $2.2 million for the three months ended March 31, 2019, representing an increase of $0.3 million, or 14.6%, from $1.9 million for the three months ended March 31, 2018. The positive contribution from Alithya USA was partially offset by a combination of non-recurring and recurring expenses related to being a public company and expanding the business. Adjusted EBITDA Margin was equal to 3.1% for the three months ended March 31, 2019, compared to 4.8% for the three months ended March 31, 2018.

EBITDA amounted to a loss of $4.2 million for the twelve months ended March 31, 2019, representing a decrease of $5.4 million, from a positive EBITDA of $1.2 million for the twelve months ended March 31, 2018. EBITDA Margin was equal to (2.0%) for the twelve months ended March 31, 2019, compared to 0.8% for the twelve months ended March 31, 2018.

Adjusted EBITDA amounted to $6.2 million for the twelve months ended March 31, 2019, representing a decrease of $4.0 million, or 39.3%, from $10.2 million for the twelve months ended March 31, 2018. The positive contribution from Alithya USA was partially offset by a combination of non-recurring and recurring expenses related to being a public company and expanding the business. Adjusted EBITDA Margin was equal to 3.0% for the twelve months ended March 31, 2019, compared to 6.4% for the twelve months ended March 31, 2018.

EBITDA amounted to $1.2 million for the twelve months ended March 31, 2018, representing a decrease of $2.6 million, from $3.8 million for the twelve months ended March 31, 2017. EBITDA Margin was equal to 0.8% for the twelve months ended March 31, 2018, compared to 3.2% for the twelve months ended March 31, 2017.

Adjusted EBITDA amounted to $10.2 million for the twelve months ended March 31, 2018, representing an increase of $4.2 million, or 69.1%, from $6.0 million for the twelve months ended March 31, 2017. The increase was driven primarily by the increases in revenue described above, partially offset by greater operating expenses across all categories. Furthermore, the acquisitions of Pro2p and ADT, combined with management initiatives aimed at gradually phasing out the payrolling business, increased the proportion of total consulting fee revenue derived from higher margin revenue streams, leading to an increase in overall margins for the twelve months ended March 31, 2018, compared to the twelve months ended March 31, 2017. Adjusted EBITDA Margin was equal to 6.4% for the twelve months ended March 31, 2018, compared to 5.2% for the twelve months ended March 31, 2017.

12.	Liquidity and Capital Resources
12.1	Consolidated Statements of Cash Flows

Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows.

The following table summarizes Alithya’s cash flow activities for the three and twelve months ended:

	For the three months ended March 31,		For the twelve months ended March 31,
(in $ thousands)	2019	2018	2019	2018	2017
Net Cash from (Used in) Operating Activities	(6,915)	1,747	(19,573)	1,690	5,664
Net Cash from (Used in) Investing Activities	(1,586)	115	21,996	(16,944)	(2,730)
Net Cash from (Used in) Financing Activities	6,050	1,685	(5,623)	21,148	4,817
Effect of Exchange Rate Changes	(195)	2	1,536	2	44
Net Change in Cash	(2,646)	3,549	(1,664)	5,896	7,795
Cash at the Beginning of the Period	15,447	10,916	14,465	8,569	774
Cash at the End of the Period	12,801	14,465	12,801	14,465	8,569

12.2	Cash Flows from (Used in) Operating Activities

For the three months ended March 31, 2019, net cash used in operating activities was $6.9 million, representing a decrease of $8.6 million, from $1.7 million of cash generated for the three months ended March 31, 2018. The cash flows for the three months ended March 31, 2019 resulted primarily from the net loss of $2.7 million, plus $3.0 million of non-cash adjustments to the net loss consisting primarily of depreciation and amortization, and $7.2 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended March 31, 2018 resulted primarily from the net loss of $3.4 million, plus $2.1 million of non-cash adjustments to the net loss including depreciation and amortization, share-based compensation and amortization of deferred lease inducements, and $3.0 million in favorable changes in non-cash working capital items.

Unfavorable changes in non-cash working capital items of $7.2 million during the three months ended March 31, 2019 consisted of a $6.6 million increase in accounts receivable and other receivables, a $1.1 million increase in tax credits receivable, a $0.4 million increase in prepaid, a $0.3 million increase in unbilled revenue, and a $0.2 million increase in income taxes receivable, partially offset by a $1.3 million increase in accounts payable and accrued liabilities and a $0.1 million increase in deferred revenue. For the three months ended March 31, 2018, cash generated from changes in non-cash working capital items of $3.0 million consisted primarily of a $4.8 million decrease in accounts receivable due to increased collection efforts, a $1.4 million decrease in tax credits receivable, and a $0.7 million increase in deferred revenue, partially offset by a $3.8 million increase in unbilled revenue.

For the twelve months ended March 31, 2019, net cash used in operating activities was $19.6 million, representing a decrease of $21.3 million, from $1.7 million of cash generated for the twelve months ended March 31, 2018. The cash flows for the twelve months ended March 31, 2019 resulted primarily from the net loss of $12.5 million, plus $7.7 million of non-cash adjustments to the net loss including depreciation and amortization, deferred income taxes and share-based compensation, and $14.8 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the twelve months ended March 31, 2018 resulted primarily from the net loss of $7.2 million, plus $10.5 million of non-cash adjustments to the net loss and $1.6 million in unfavorable changes in non-cash working capital items.

Unfavorable changes in non-cash working capital items of $14.8 million during the twelve months ended March 31, 2019 consisted primarily of a $9.8 million decrease in accounts payable and accrued liabilities, a $5.1 million increase in accounts receivable and other receivables, a $1.3 million increase in prepaid, and a $0.6 million increase in tax credits receivable, partially offset by a $1.1 million decrease in unbilled revenue and a $0.7 million decrease in income taxes receivable. For the twelve months ended March 31, 2018, unfavorable changes in non-cash working capital items of $1.6 million consisted primarily of a $5.0 million increase in unbilled revenue, a $1.2 million increase in tax credits receivable, and a $0.4 million increase in income taxes receivable, partially offset by a $2.2 million decrease in accounts receivable and other receivables, a $1.6 million increase in deferred revenue, and a $1.3 million increase in accounts payable and accrued liabilities.

For the twelve months ended March 31, 2018, net cash from operating activities was $1.7 million, representing a decrease of $4.0 million, from $5.7 million for the twelve months ended March 31, 2017. The cash flows for the twelve months ended March 31, 2018 resulted primarily from the net loss of $7.2 million, plus $10.5 million of non-cash adjustments to the net loss including depreciation and amortization, and share-based compensation, and $1.6 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the twelve months ended March 31, 2017 resulted primarily from the net loss of $2.9 million, plus $6.5 million of non-cash adjustments to the net loss and $2.1 million in favorable changes in non-cash working capital items.

Unfavorable changes in non-cash working capital items of $1.6 million during the twelve months ended March 31, 2018 consisted primarily of a $5.0 million increase in unbilled revenue, a $1.2 million increase in tax credits receivable, and a $0.4 million increase in income taxes receivable, partially offset by a $2.2 million decrease in accounts receivable and other receivables, a $1.6 million increase in deferred revenue, and a $1.3 million increase in accounts payable and accrued liabilities. For the twelve months ended March 31, 2017, favorable changes in non-cash working capital items of $2.1 million consisted primarily of a $14.3 million increase in accounts payable and accrued liabilities, partially offset by a $10.0 million increase in accounts receivable and other receivables, a $1.5 million increase in tax credits receivable, and a $0.4 million decrease in deferred revenue.

12.3	Cash Flows from (Used in) Investing Activities

For the three months ended March 31, 2019, net cash used in investing activities was $1.6 million, representing a decrease of $1.7 million, from $0.1 million of cash generated for the three months ended March 31, 2018. The cash flows for the three months ended March 31, 2019 resulted primarily from the change in short-term deposits and purchases of property and equipment as part of the ordinary course of business.

For the twelve months ended March 31, 2019, net cash generated from investing activities was $22.0 million, representing an increase of $38.9 million, from $16.9 million of cash used for the twelve months ended March 31, 2018. The cash flows for the twelve months ended March 31, 2019 resulted primarily from $24.9 million of net cash acquired as part of the Transaction, partially offset by $1.5 million in purchases of property and equipment and intangibles as part of the ordinary course of business and a $1.3 million change in short-term deposits. In comparison, the cash used in the twelve months ended March 31, 2018 resulted primarily from $13.4 million in payments related to a previous acquisition (net of cash acquired in the amount of $2.3 million), $2.1 million in changes in restricted cash, and $1.4 million in purchases of property and equipment and intangibles as part of the ordinary course of business.

For the twelve months ended March 31, 2018, net cash used in investing activities was $16.9 million, representing an increase of $14.2 million, from $2.7 million for the twelve months ended March 31, 2017. The cash flows for the twelve months ended March 31, 2018 resulted primarily from $1.4 million in purchases of property and equipment and intangibles as part of the ordinary course of business, $2.1 million in changes in restricted cash, and payments related to the acquisition of ADT totaling $13.4 million (net of cash acquired in the amount of $2.3 million). In comparison, the cash used in the twelve months ended March 31, 2017 resulted primarily from $1.4 million in purchases of property and equipment and intangibles as part of the ordinary course of business and payments related to the acquisition of Pro2p totaling $1.3 million.

12.4	Cash Flows from (Used in) Financing Activities

For the three months ended March 31, 2019, net cash generated from financing activities was $6.1 million, representing an increase of $4.4 million, from $1.7 million for the three months ended March 31, 2018. The cash flows for the three months ended March 31, 2019 resulted primarily from $26.8 million in proceeds from long-term debt, net of related transaction costs, and $0.2 million from the exercise of stock options, partially offset by $18.4 million in line of credit repayments and $2.6 million in long-term debt repayments. In comparison, the cash flows for the three months ended March 31, 2018 resulted mainly from $4.2 million in net drawings under a line of credit in order to finance day-to-day operations, partially offset by $2.4 million in long-term debt repayments and $0.2 in share redemptions.

For the twelve months ended March 31, 2019, net cash used in financing activities was $5.6 million, representing a decrease of $26.7 million, from $21.1 million of cash generated for the twelve months ended March 31, 2018. The cash flows for the twelve months ended March 31, 2019 resulted primarily from $50.0 million in proceeds, net of share issue costs, from the issuance of shares from the private placement completed in connection with the Transaction and $29.5 million in proceeds from long-term debt, more than offset by $40.5 million in line of credit repayments, $24.0 million in dividend payments, consisting of $22.1 million paid to Edgewater shareholders and $1.9 million in accumulated dividends paid to Old Alithya shareholders prior to the closing of the Transaction, $20.4 million in long-term debt net repayments, and $0.4 million in share redemptions. In comparison, the cash flows for the twelve months ended March 31, 2018 resulted mainly from $24.1 million in net drawings under a line of credit in order to finance day-to-day operations and make payments related to a previous acquisition, partially offset by $2.4 million in long-term debt repayments and $0.5 million in share redemptions.

For the twelve months ended March 31, 2018, net cash provided by financing activities was $21.1 million, representing an increase of $16.3 million, or 339.0%, from $4.8 million for the twelve months ended March 31, 2017. The cash flows for the twelve months ended March 31, 2018 resulted primarily from $24.1 million in net drawings under the line of credit, partially offset by $2.4 million in debt repayments and $0.5 million in share redemptions. In comparison, the cash flows for the twelve months ended March 31, 2017 resulted mainly from $17.0 million in net proceeds from the issuance of shares and $4.3 million in long-term debt borrowings, partially offset by $10.2 million in share redemptions, $3.6 million in long-term debt repayments and $2.3 million in line of credit repayments.

12.5	Capital Resources

Alithya’s capital consists of cash, short-term deposits, restricted cash, long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’ and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet Alithya’s financial obligations, to ensure sufficient liquidity to pursue Alithya’s organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.

In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash on deposit and, where applicable, borrowings.

12.6	Line of Credit and Long-Term Debt

On November 1, 2018, using the proceeds from the private placement, Alithya repaid its line of credit and long-term debt in the amounts of approximately $15.7 million and $15.6 million, respectively. Additionally, as part of the Transaction, Alithya assumed an Edgewater bank debt in the amount of US $12.0 million. The debt was financed through Alithya’s line of credit at the time of the Transaction.

On January 22, 2019, Alithya entered into a $60.0 million senior secured revolving credit facility (the “Credit Facility”), which replaced its previous facility. The Credit Facility can be drawn in Canadian and US dollars, and is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2.5 million.

The advances bear interest at the Canadian or US prime rate, plus an applicable margin ranging from 0.00% to 0.75%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.00% to 2.00%, as applicable for Canadian and US advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.

As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of the assets excluding leased equipment and Investissement Quebec’s first ranking lien on tax credits receivable for the financing tied to refundable tax credits, to a maximum of $7,500,000. The Credit Facility matures in 2022 and is renewable for additional one-year periods at the lender’s discretion.

Under the terms of the Credit Facility, Alithya is required to maintain certain financial covenants. As at March 31, 2019, Alithya was in compliance with its financial covenants. There have been no changes in the terms of the Credit Facility since March 31, 2019.

As at March 31, 2019, cash amounted to $12.8 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $2.2 million, short-term deposits totaled $1.3 million, and there were no amounts drawn under the Credit Facility. In comparison, as at March 31, 2018, cash amounted to $14.5 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $2.1 million, and $24.1 million was drawn under the line of credit. The amount drawn under the line of credit was offset by $12.7 million of cash balance in Alithya’s bank accounts (included in the $14.5 million of cash on the consolidated statement of financial position) when calculating the $25 million authorized amount available to be drawn under the line of credit.

12.7	Contractual Obligations

The Company entered into long-term lease agreements for the rental of its premises, which call for minimum lease payments as follows:

(in $ thousands)	As at March 31, 2019
Long-Term Lease Agreements
2020	3,804
2021	1,680
2022	1,235
2023	1,252
2024	1,272
Thereafter	4,985
14,228

The Company acts as a lessor in operating leases related to the use of premises to a shareholder exercising significant influence. Rental income, including contingent rent, from operating leases is recognized over the term of the contract and is reflected in revenue. Contingent rent may arise when payments due under contracts are not fixed in amount but vary based on future amount of usage. The Company’s minimum contingent rental revenue, from the leasing of premises, amount to approximately $1.2 million and $0.3 million for 2020 and 2021, respectively.

Operating expenditures contracted for at the end of the reporting period but not yet incurred are as follows:

(in $ thousands)	As at March 31, 2019

Technology Licenses, Infrastructure and Other	Total
2020	1,388
2021	1,195
2022	1,012
2023	53
Thereafter	10
3,658

12.8	Off-Balance Sheet Arrangements

There have been no material changes with respect to off-balance sheet arrangements since March 31, 2019 outside of Alithya’s ordinary course of business.

13.	Share Capital and Dividends

In the context of the discussion on Share Capital and Dividends, Alithya Group inc. will be referred to as “Alithya” or the “Company”, and the Company and its subsidiaries will be referred to as the “Group”.

On October 31, 2018 the Company amended its articles in order to change its authorized capital from an unlimited number of common shares, without par value, to an unlimited number of Subordinate Voting Shares, an unlimited number of Multiple Voting Shares and an unlimited number of preferred shares, all without par value. The sole common share previously issued for cash consideration of $1.00 was cancelled.

13.1	Authorized

As at March 31, 2019, the Company had an unlimited number of shares without par value as follows:

●

Subordinate Voting Shares, carrying one vote per share, ranking pari passu with the Multiple Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs;

●

Multiple Voting Shares, carrying ten votes per share, ranking pari passu with the Subordinate Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets on liquidation, dissolution or wind-up, each share being convertible at the holder’s entire discretion into Subordinate Voting Shares on a share for share basis, and being automatically converted upon their transfer to a person who is not a permitted holder or upon the death of a permitted holder, unless otherwise acquired by any of the remaining permitted holders in accordance with the terms of the voting agreement entered into between permitted holders; and

●

Preferred Shares, issuable in series, each series ranking pari passu with other series but prior to any class ranking junior thereto, as well as prior to Subordinate Voting Shares and Multiple Voting Shares as to the right to receive dividends, and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs. If and when issued, preferred shares will have such voting rights and conversion rights as may be determined by the Company’s Board at the time of issuance thereof.

As at March 31, 2018, Old Alithya had an unlimited number of shares without par value as follows:

●	Classes A, A CRCD and A IQ shares, voting and participating, ranking pari passu
●	Classes A CRCD and A IQ, convertible into class A shares
●	Class AA shares, super voting (10 votes per share) and participating
●	Class B shares, non-voting and non-participating, non-cumulative, discretionary, variable dividend, retractable at the paid-up capital amount

●	Class C shares, non-voting and non-participating, non-cumulative dividend from 0% to 15%, retractable at the paid-up capital amount
●	Class D shares, non-voting and non-participating, non-cumulative dividend from 0% to 15%, retractable at the paid-up capital amount
●	Class E shares, non-voting and non-participating, dividend payable upon death of the holder from the life insurance capital dividend account
●	Class F shares, super voting (100 votes per share) and non-participating, non-cumulative dividend from 0% to 15%, retractable or upon death of the holder at the paid-up capital amount
●	Class G shares, super voting (10 votes per share) and participating
●	Class H shares, non-voting and non-participating, preferred cumulative dividend at an annual rate of 10%, redeemable or mandatorily retractable 5 years after issuance
●

Class I shares, non-voting and non-participating, preferred cumulative quarterly dividend at a rate equal to the Bank of Canada prime rate effective on January 1 of each year, redeemable quarterly over a five year period as of the date of issue, at an annual rate of 20%, at the issue price, convertible into class A shares

●	Class J shares, voting and participating, preferred cumulative dividend at an annual rate of 10%, convertible into class A shares at the holder's option
●	Class K shares, voting and participating, preferred cumulative dividend at an annual rate of 4% of the paid-up capital amount at the issue date, convertible into class A shares at the holder's option
●	Class L shares, voting and participating, preferred cumulative dividend at an annual rate of 4% of the paid-up capital amount at the issue date, convertible into class A shares at the holder's option
13.2	Issued

Due to restrictions imposed on Old Alithya in connection with the Transaction, it was determined that Old Alithya could not fairly issue or repurchase securities of its share capital nor determine the fair market value thereof. The private placement, having been completed with third party investors can be a reasonable reference for the fair market value of the shares, at a price of $4.50 per share. On October 31, 2018, immediately prior to the Transaction, Old Alithya completed the following transactions settling outstanding obligations, at a price of $4.50 per share, being the price of the private placement.

●

Accumulated dividends on the Class K and L shares were declared and paid through the issuance of 103,704 and 44,444 Class A shares, respectively having a stated value of $466,667 and $200,000, in the aggregate, respectively;

●

The issuance of 68,615 Class AA shares and 307,230 Class A shares in respect of the settlement of obligations, amounting to $308,769 and $1,384,421, respectively, owed as employee compensation, professional services rendered and employee share purchase plan;

●

The repurchase, from past employees, of 95,970 Class A shares, having a stated value of $251,615 in aggregate, for cash consideration of $431,752, with the difference resulting in a premium on share redemption of $180,137 recorded to deficit.

In addition, Old Alithya completed the following transactions:

●	Accumulated dividends, on October 31, 2018, on the Class J shares were declared and paid, in cash, for the aggregate amount of $1,864,383.
●

Under the private placement, 11,736,055 Class A shares of Old Alithya were issued for cash consideration of $52,812,248. The Company incurred share issue costs in the amount of $2,764,885 net of deferred income taxes of $714,000.

During the year ended March 31, 2018 of Old Alithya, the following transactions occurred:

●	35,492 Class A shares with a paid-up capital of $134,898 were exchanged for 35,492 Class AA with an equivalent paid-up capital amount;
●	344,459 Class A shares were issued for cash consideration of $1,309,222;

●

As part of the business acquisition of ADT, a total of 1,146,707 Class A shares were issued as partial consideration for the acquisition of ADT with a total value of $1,424,777, of which 359,681 were issued without restrictions and 787,026 Class A shares were issued and deposited in escrow with one-third being released on each of the first three anniversaries of the closing date provided that the holders have not resigned or been terminated for cause prior to the escrow release date. The value of the vested shares for 2018 was 1,793,000;

●

As part of the business acquisition of Pro2p, Class A shares issued to employees as share-based compensation on the acquisition date vested during the year. The value of the vested shares for 2018 was $908,000;

●	2,500 stock options were exercised and 2,500 Class A shares were issued for cash consideration of $8,218;
●

143,845 Class A shares were redeemed for cash consideration of $541,996 with a paid-up capital of $575,553. This transaction resulted in a share redemption discount of $33,557 accounted for as a decrease of the deficit;

●	1,916,577 Class J shares with a paid-up capital of $5,500,000 were exchanged for 1,916,577 Class A shares with an equivalent paid-up capital amount;
●

Old Alithya was party to multiple share purchase and resale transactions under which it acquired its own shares and subsequently resold them to employee shareholders. These transactions had no impact on the number of outstanding shares or on the amounts recorded in the share capital account.

The transaction activity related to the Class A and AA shares of Old Alithya for the period from April 1, 2018 to October 31, 2018 is summarized as follows:

	October 31,2018
	Class A		Class AA
(in $ thousands)	Number of Shares	$	Number of Shares	$

Beginning Balance (Old Alithya Balance)	12,009,378	$30,948	7,100,369	$3,206
Issued in Relation to Dividends and Employee Compensation	455,378	2,051	68,615	309
Issued for Private Placement	11,736,055	50,761	-	-
Redeemed	(95,970)	(252)	-	-
Share-based Compensation on Shares Vested during the Period, Issued on Business Acquisitions	-	807	-	-
Ending Balance	24,104,841	$84,315	7,168,984	$3,515

The transaction activity related to the Class A and AA shares of Old Alithya for the period from April 1, 2017 to March 31, 2018 is summarized as follows:

	March 31,2018
	Class A		Class AA
(in $ thousands)	Number of Shares	$	Number of Shares	$

Beginning Balance	8,778,472	$20,715	7,064,877	$3,072
Issued	1,493,666	2,742	-	-
Redeemed	(143,845)	(576)	-	-
Converted into Class AA	(35,492)	(134)	35,492	134
Converted into Class J	1,916,577	5,500	-	-
Share-based Compensation on Shares Vested during the Period, Issued on Business Acquisitions	-	2,701	-	-
Ending Balance	12,009,378	$30,948	7,100,369	$3,206

On November 1, 2018, all the issued and outstanding shares of Old Alithya were cancelled and automatically exchanged on a one for one basis into Subordinate Voting Shares and Multiple Voting Shares of the Company, summarized as follows:

	Subordinate Voting Shares		Multiple Voting Shares
(in $ thousands)	Number of Shares	$	Number of Shares	$

Class A	24,104,841	$84,315	-	$ -
Class A-CRCD	1,773,212	5,250	-	-
Class A-IQ	1,637,204	4,847	-	-
Alithya AA	-	-	7,168,984	3,515
Alithya J	1,742,342	5,000	-	-
Alithya K	1,182,164	3,500	-	-
Alithya L	506,642	1,500	-	-
Ending Balance before Business Acquisition	30,946,405	104,412	7,168,984	3,515
Subordinate Voting Shares Issued on Business Acquisition	17,458,348	78,364	-	-
Ending Balance	48,404,753	$182,776	7,168,984	$3,515

The transaction activity related to the Subordinate Voting Shares and Multiple Voting Shares of Alithya for the period from November 2, 2018 to March 31, 2019 is summarized as follows:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of Shares	$	Number of Shares	$
Beginning Balance (New Alithya Balance After Conversion)	48,404,753	182,776	7,168,984	3,515
Share-Based Compensation on Shares Vested During the Period, Issued on Business Acquisitions	-	268	-	-
Exercise of Stock Options	91,739	302	-	-
Ending Balance	48,496,492	183,346	7,168,984	3,515

As at March 31, 2019 and 2018, the issued share capital of the Company and Old Alithya, respectively, is as follows:

	March 31, 2019		March 31, 2018
(in $ thousands)	Number of Shares	$	Number of Shares	$
Subordinate Voting Shares	48,496,492	183,346	-	$-
Multiple Voting Shares	7,168,984	3,515	-	-
Class A	-	-	12,009,378	30,948
Class A-CRCD	-	-	1,773,212	5,250
Class A-IQ	-	-	1,637,204	4,847
Class AA	-	-	7,100,369	3,206
Class J	-	-	1,742,342	5,000
Class K	-	-	1,182,164	3,500
Class L	-	-	506,642	1,500
Ending Balance	55,665,476	186,861	25,951,311	$54,251

In addition, during the year ended March 31, 2019, the following share-based compensation was recognized:

●

As part of a business acquisition of (ADT), Class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the year ended March 31, 2019 was $815,000.

●

As part of a business acquisition (Pro2p), Class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the year ended March 31, 2019 was $260,000.

13.3	Dividends

Old Alithya declared the following dividends during the year:

Year Ended	March 31,
	2019	2018	2017
	$	$	$
Class J	1,864	-	-
Class K	467	-	-
Class L	200	-	-
Class B	-	-	110
Class H	-	-	79
Class I	-	-	16
Total	2,531	-	205

As at March 31, 2018, dividends in arrears totaled $1,571,233 (2017 – $2,246,712) in connection with the Class J shares, $385,000 (2017 – $245,000) in connection with the Class K shares and $165,000 (2017 – $105,000) in connection with the Class L shares.

13.4	Share Purchase Plan

Pursuant to the Arrangement Agreement, all rights of each participant under Old Alithya’s employee share purchase plan were exchanged for substantially equivalent rights under the Company’s share purchase plan, adopted by the Company on October 31, 2018.

Under the Company’s share purchase plan, the Group contributes an amount equal to a percentage of the employee’s basic contribution, depending on the position held by the employee. The employee may make additional contributions, for total employee contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Group does not match contributions in the case of such additional contributions. The employee and the Group’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the open market on behalf of the employee through either the TSX or NASDAQ. The Group's contribution expense is recognized in share-based compensation.

13.5	Long-Term Incentive Plan (the “Plan”)

On October 31, 2018, the Company approved the Plan, which provides for awards of stock options, restricted shares, restricted share units, performance share units, deferred share units (“DSU”), and share appreciation rights to eligible employees and directors of the Company and its subsidiaries, all of which, once exercised or settled, result in the issuance of Subordinate Voting Shares.

13.5.1	Stock Options

Pursuant to the Arrangement Agreement, each stock option to purchase an Old Alithya share, whether vested or unvested, that was outstanding immediately prior to the Transaction, was converted, on substantially the same terms and conditions as applicable to such stock options immediately prior to the Transaction, for new stock options of the Company exercisable for the Company’s Subordinate Voting Shares or Multiple Voting Shares, respectively. In addition, each stock option to purchase Edgewater shares under the Edgewater incentive plans, whether vested or unvested, that were outstanding immediately prior to the Transaction, were converted, on substantially the same terms and conditions as were applicable immediately prior to the Transaction, into stock options of the Company on the basis of one Edgewater stock option for 1.1918 stock options to acquire Subordinate Voting Shares. In addition, the strike price of Edgewater stock options outstanding, immediately prior to the closing date of the Transaction, were reduced by the special dividend amount of US $1.15 per option and, upon completion of the Transaction, divided by the 1.1918 equity exchange ratio.

Under the Company’s Plan, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time the stock option is granted, where the exercise price must in all cases be not less than the highest closing price of such shares on the TSX or NASDAQ on the business day immediately prior to the grant date. Stock options vest, as set out in the applicable award agreement, between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the stock option is to be exercised not later than the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The Plan provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the Plan shall not exceed 10% of the aggregate number of issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.

The following table presents information concerning stock option activity for the respective years:

Year Ended	March 31, 2019		March 31, 2018		March 31, 2017
	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)
Beginning balance	1,296,660	2.66	1,040,160	2.36	833,660	2.16
Granted	680,000	4.48	314,000	3.80	301,500	3.00
Deemed Issuance of Replacement Stock Options on Business Acquisition	910,461	5.17	-	-	-	-
Forfeited	(170,946)	5.82	(55,000)	3.12	(75,000)	2.78
Expired	(894)	2.66	-	-	-	-
Exercised	(91,739)	2.66	(2,500)	2.21	(20,000)	1.92
Ending Balance	2,623,542	3.80	1,296,660	2.66	1,040,160	2.36
Ending Balance - Exercisable	1,478,542	3.60	788,160	2.15	680,660	2.04

Included in the 1,478,542 of stock options exercisable as at March 31, 2019, 763,160 stock options are available to purchase Multiple Voting Shares.

On November 1, 2018, concurrent with the closing of the Transaction, and during the period from November 2, 2018 to March 31, 2019 Alithya issued 660,000 and 20,000 stock options, respectively, to purchase 660,000 and 20,000 Subordinate Voting Shares, respectively, subject to terms set out in the grant letters at an exercise price of $4.50 and $3.90, respectively.

The weighted average share price per share of the stock options exercised at the date of exercise was $3.75 (2018 – $3.80; 2017 – $3.29).

The following tables summarize the number of stock options outstanding by currency, exercise price and the weighted average remaining exercise period, expressed in number of years:

As at	March 31, 2019		March 31, 2018		March 31, 2017
Exercise Price (CAD)	Number of Options	Weighted Average Remaining Exercise Period – in Years	Number of Options	Weighted Average Remaining Exercise Period – in Years	Number of Options	Weighted Average Remaining Exercise Period – in Years
1.90	363,160	3.45	363,160	4.50	363,160	5.50
1.92	100,000	3.00	100,000	4.50	100,000	5.50
2.21	115,000	5.03	115,000	6.00	117,500	7.00
2.46	100,000	4.00	100,000	5.00	100,000	6.00
2.87	120,000	6.09	120,000	7.00	132,500	8.00
2.96	188,500	7.01	192,000	8.00	223,000	9.00
3.29	4,000	7.67	4,000	8.70	4,000	9.70
3.80	262,500	8.16	302,500	9.16	-	-
3.90	20,000	9.89	-	-	-	-
4.50	660,000	9.59	-	-	-	-
	1,933,160	6.87	1,296,660	6.52	1,040,160	6.80

	As at March 31, 2019
Exercise Price Range (US $)	Number of Options	Weighted Average Remaining Exercise Period – in Years
2.26 to 3.20	259,266	0.58
3.86 to 4.45	44,096	2.81
4.59 to 4.85	198,834	2.12
4.90 to 5.45	188,186	3.39
	690,382	1.93

13.5.2	Deferred Share Units

Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant DSU to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSU shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be the 90th day following the participant’s termination date.

On November 1, 2018, concurrent with the closing of the Transaction, 25,928 fully vested DSU in aggregate, were granted to non-employee directors of the Company subject to terms set out in the award agreements at a fair value of $4.50 per DSU for an aggregate fair value of $116,676. The amount has been recorded in share-based compensation expense. The DSU will be settled 90 days following the participant’s termination date.

On March 26, 2019, 23,865 fully vested DSU in aggregate, were granted to non-employee directors of the Company subject to terms set out in the award agreement at a fair value of $3.85 per DSU for an aggregate fair value of $91,880. The amount has been recorded in share-based compensation expense. The DSU will be settled 90 days following the participant’s termination date.

13.6	Share-Based Compensation

The number of Alithya stock options granted to employees during the year, the related compensation expense recorded, and the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

	For the Year Ended
(in $ thousands)	March 31, 2019	March 31, 2018	March 31, 2017
Compensation Expense Related to the Options Granted	141	289	249
Number of Stock Options Granted	680,000	314,000	301,500
Weighted Average Fair Value of Options Granted	$1.54	$1.50	$1.20
Aggregate Fair Value of Options Granted	1,045	470	365
Weighted Average Assumptions
Share Price	$4.48	$3.80	$2.96
Exercise Price	$4.48	$3.80	$2.96
Risk-Free Interest Rate	2.42%	1.07%	0.90%
Expected Volatility[1]	30%	35%	37%
Dividend Yield	-	-	-
Expected Option Life (Years)	6.1	7.5	7.5
Vesting Conditions – Time (Years)	3.25	3.00	3.00

1 Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

14.	Six Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
Revenues	40,406	40,461	41,575	37,092	58,168	72,643
Cost of Revenues	30,801	31,526	32,718	29,372	41,721	51,391
Gross Margin	9,605	8,935	8,857	7,720	16,447	21,252
	23.8%	22.1%	21.3%	20.8%	28.3%	29.3%
Operating Expenses
Selling, General and Administrative Expenses	8,055	8,908	8,063	7,952	16,447	20,153
Business Acquisition and Integration Costs	-	1,300	1,012	1,036	3,178	592
Depreciation of Property and Equipment	217	219	221	197	238	324
Amortization of Intangibles	1,418	1,470	1,495	1,489	2,445	2,663
Foreign Exchange	(1)	6	32	(86)	57	(147)
Total Operating Expenses	9,689	11,903	10,823	10,588	22,365	23,585
Operating Loss	(84)	(2,968)	(1,966)	(2,868)	(5,918)	(2,333)
Financial Expenses	514	578	532	545	542	622
Loss before Income Taxes	(598)	(3,546)	(2,498)	(3,413)	(6,460)	(2,955)
Income Tax Expense (Recovery)	(25)	(147)	(310)	(1,282)	(1,034)	(225)
Net Loss	(573)	(3,399)	(2,188)	(2,131)	(5,426)	(2,730)
Basic and Diluted Loss per Share	(0.02)	(0.15)	(0.06)	(0.06)	(0.14)	(0.08)

Certain figures have been reclassified to conform to the current three month presentation.

15.	Critical Accounting Estimates

The preparation of Alithya’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.

Alithya’s significant accounting policies are fully described in Note 2 of Alithya’s annual audited consolidated financial statements. Management believes the critical accounting policies described below reflect the more significant estimates and assumptions used in the preparation of Alithya’s consolidated financial statements.

15.1	Revenue Recognition, Unbilled Revenue and Deferred Revenue

The Group generates revenue principally through the provision of consulting services in the areas of information technology including systems implementation and strategy. These services are provided under arrangements with varying pricing mechanisms.

To determine whether to recognize revenue, the Group follows a 5-step process:

●	Identifying the contract with a customer;
●	Identifying the performance obligations;
●	Determining the transaction price;
●	Allocating the transaction price to the performance obligations;
●	Recognizing revenue when/as performance obligation(s) are satisfied.

The total transaction price for a contract is allocated amongst the various performance obligations based on their relative stand-alone selling prices. Revenue is recognized either at a point in time or over time, when (or as) the Group satisfies performance obligations by transferring the promised goods or services to its customers.

The Group recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in the statement of financial position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognizes either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

Certain of the Group’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue, provided that the Group objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Time and materials arrangements - Revenue from consulting services and systems implementations under time and materials arrangements is recognized as the services are rendered.

Fixed-fee arrangements - Revenue from consulting services and systems implementations under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Group primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Unbilled revenue and deferred revenue - Amounts recognized as revenue in excess of billings are classified as unbilled revenue. Amounts received in advance of the performance of services are classified as deferred revenue.

Retainer based arrangements - The client pays a recurring fee in exchange for a monthly recurring service (typically support). The revenue for these arrangements is recognized over time (using an hours-based input method). Revenue recognition over time is based on customer simultaneously receiving and consuming the benefit of the services provided.

Estimated losses on revenue-generating contracts - Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at the inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs, if any, with the excess recorded in accounts payable and accrued liabilities. Management regularly reviews arrangement profitability and underlying estimates.

Software revenue - Software revenue is generated from the resale of certain third-party off-the-shelf software and maintenance. The majority of the software sold by the Group is delivered electronically. For software that is delivered electronically, the Group considers transfer of control to have occurred when the customer either (a) takes possession of the software via a download (that is, when the customer takes possession of the electronic data on its hardware), or (b) has been provided with access codes that allow the customer to take immediate possession of the software on its hardware pursuant to an agreement or purchase order for the software. In all instances, the resale of third-party software and maintenance is recorded on a net basis. Group created software, and the associated maintenance, is reported on a gross basis, however it is immaterial in all periods presented.

Third party software and maintenance revenue are recognized upon delivery of the software, as all related warranty and maintenance is performed by the primary software vendor and not the Group.

The Group enters into arrangements with multiple performance obligations which typically include software, post-contract support (or maintenance), and consulting services. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Group has determined standalone selling prices for each of the performance obligations in connection with the evaluation of arrangements with multiple performance obligations. The Group has established standalone selling prices for consulting services based on a stated and consistent rate per hour range in standalone transactions. The Group has established standalone selling prices for software through consistent stated rates for software components. The Group has established standalone selling prices for maintenance based on observable prices for standalone renewals.

15.1.1	Lease Revenue

Rental income, including contingent rent, from operating leases is recognized over the term of the contract and is reflected in revenue. Contingent rent may arise when payments due under contracts are not fixed in amount but vary based on future amount of usage.

15.2	Business Combinations

The Group accounts for its business combinations using the acquisition method. Under this method, the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Group recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values and any non-controlling interest in the acquiree. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on management’s assumptions, including assumptions that would be made by market participants, acting in their economic best interest. These assumptions include the future expected cash flows arising from the intangible assets identified. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and any identified synergies with the Group’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, property and equipment, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts, tax and other contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition, if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of operations.

15.3	Government Assistance – Tax credits

A subsidiary is eligible for tax credits for the development of e-business from the Quebec Provincial government. These tax credits are accounted for as government assistance, following the income approach. Under this method, tax credits are recorded when there is reasonable assurance that the assistance will be received and that the subsidiary will comply with all relevant conditions. Tax credits related to operating expenditures are then recorded as a reduction of the related expense and recognized in the period in which the related expenditures are charged to operations. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset.

The tax credits recorded are based on management's best estimates of amounts expected to be received and are subject to audit by the tax authorities.

The ultimate tax treatment is only determinable once a notice of assessment is issued by the relevant taxation authority and payment has been received. Any differences arising between the final resolution and the original assumptions made may result in adjustments to the tax credits receivable and income tax expense in subsequent periods.

Alithya recognized amounts of $1.1 million and $3.6 million as reductions of cost of sales for the three and twelve month periods ended March 31, 2019, respectively, in connection with the tax credits, compared to $1.2 million and $4.0 million for the three and twelve month periods ended March 31, 2018, respectively.

15.4	Intangibles

Intangible assets consist mainly of customer relationships, non-compete agreements, internal-use business solutions and software licenses and tradenames. Internal use business solutions and software licenses (“Software”) are recorded at cost. In addition, internal-use business solutions developed internally are capitalized when they meet specific capitalization criteria related to technical and financial feasibility and when the Group demonstrates its ability and intention to use them. Amortization of internal-use business solutions commences once the solution is available for use. Customer relationships, internal-use business solutions and software licenses acquired through business combinations are initially recorded at their fair value. The Group amortizes its intangible assets using the straight-line method over their estimated useful lives.

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.

Net intangible assets amounted to $47.6 million at March 31, 2019 and $15.1 million at March 31, 2018.

15.5	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition and it is measured net of accumulated impairment losses. Goodwill is not amortized, but instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the goodwill may be impaired.

Goodwill amounted to $79.6 million at March 31, 2019 and $31.7 million at March 31, 2018.

15.6	Impairment of Property and Equipment, Intangibles and Goodwill
15.6.1	Timing of impairment testing

The carrying amounts of the Group's property and equipment, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Group assesses whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the impairment is tested at least annually, typically as at March 31.

15.6.2	Impairment testing

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU"). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the CGU, or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in consolidated earnings. Impairment losses recognized in respect of CGUs that include goodwill are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis not beyond the highest of:

●	The fair value less costs of disposal; and
●	Value in use of the individual asset, if determinable.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Alithya performed its annual impairment test at March 31, 2019 using the approach described above and determined that goodwill was not impaired.

15.7	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Group’s provisions may consist of liabilities for leases of premises that the Group has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. The Group may record restructuring provisions related to business combinations and termination of employment costs incurred as part of the Group's productivity improvement initiatives. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provision due to the passage of time is recognized as a finance cost. The Group accrues provisions for onerous leases, which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

In the case of decommissioning liabilities pertaining to operating leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term, the provision is determined using the present value of the estimated future cash outflows.

Restructuring provisions, consisting primarily of severance, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.

Provisions amounted to $0.2 million at March 31, 2019 and $0.9 million at March 31, 2018. The resolution of the associated liabilities has resulted in the decrease in the provisions.

15.8	Income Taxes

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred income tax assets and liabilities are recognized in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets amounted to $2.9 million and deferred tax liabilities amounted to $2.0 million at March 31, 2019, compared to $0.6 million and $2.2 million, respectively, at March 31, 2018.

15.9	Translation of Foreign Currencies

The Group’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

15.9.1	Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date, except for non-monetary items measured at fair value, which are translated using the exchange rates at the date when the fair value was determined. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the reporting date. Unrealized and realized translation gains and losses, resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency, are reflected in the consolidated statements of operations.

15.9.2	Foreign operations

In the Group’s consolidated financial statements, all assets, liabilities and transactions of Group entities with a functional currency other than the Canadian dollar are translated into Canadian dollars upon consolidation. The functional currencies of entities within the Group have remained unchanged during the reporting period. On consolidation, assets and liabilities have been translated into Canadian dollars at the closing rate at the reporting date. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian dollars at the closing rate. Revenue and expenses have been translated into Canadian dollars at the average rate over the reporting period. Exchange differences are charged or credited to other comprehensive income and recognized in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to the consolidated statements of operations and are recognized as part of the gain or loss on disposal.

Alithya recognized a cumulative translation adjustment on consolidation of its foreign subsidiaries, net of tax, in other comprehensive income in the amounts of $(2.0) million and $0.9 million for the three and twelve month periods ended March 31, 2019, respectively, compared to $0.5 million and $0.7 million for the three and twelve month periods ended March 31, 2018.

16.	New Standards and Interpretations Adopted as at April 1, 2018

The following standards have been adopted as of the period beginning April 1, 2018:

16.1	IFRS 15 – Revenue from Contracts with Customers

IFRS 15 – Revenue from Contracts with Customers and related clarifications to IFRS 15 – Revenue from Contracts with Customers (hereinafter referred to as “IFRS 15”) replace IAS 18 – Revenue, IAS 11 – Constructions Contracts and several revenue related interpretations.

The Group has adopted the new accounting standard effective April 1, 2018 using the retrospective method, with the effect of initially applying this standard recognized at the beginning of the earliest period presented and has elected to apply the practical expedient to not apply this standard to contracts which are completed before the beginning of the earliest period presented or April 1, 2017, and the practical expedients for contract modifications (assessing the contracts in combination with any modifications before April 1, 2017).

The adoption of IFRS 15 has mainly affected the Group’s presentation method of its payrolling services from gross reporting to net reporting based on the new criteria for determining whether the Group is a principal or an agent in these transactions.

The following table summarizes the impact of adopting IFRS 15 on the Group’s consolidated financial statements for the years ended March 31, 2018 and 2017. There was no impact on the Group’s consolidated statements of financial position as at March 31, 2018 and the consolidated statements of cash flows and comprehensive loss for the years ended March 31, 2018 and 2017 nor on the Group’s net loss.

Year ended March 31, 2018
	Previously Reported	Adjustments	Balance with Adoption of IFRS 15
	$	$	$
Revenues	206,666	47,376	159,290
Cost of Revenues	(171,973)	(47,376)	(124,597)

Year ended March 31, 2017
	Previously Reported	Adjustments	Balance with Adoption of IFRS 15
	$	$	$
Revenues	151,932	36,114	115,818
Cost of Revenues	(129,013)	(36,114)	(92,899)

16.2	IFRS 9 – Financial Instruments

The Group has adopted IFRS 9 – Financial Instruments, as at April 1, 2018. This new standard sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items and introduces an ‘expected credit loss’ (“ECL”) model. This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement.

When adopting IFRS 9, the Group applied transitional relief and opted not to restate prior periods. Differences arising from the adoption of IFRS 9 in relation to classification, measurement, and impairment are recognized in deficit.

The following table summarizes the classification and measurement of the Group’s consolidated financial instruments accounted as under IFRS 9 – Financial Instruments as compared to the Group’s previous policy in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

	IAS 39 – March 31, 2018	IFRS 9 – April 1, 2018
Assets
Cash	Loans and receivables	Amortized cost
Short-term deposits	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Accounts receivable and other receivables	Loans and receivables	Amortized cost
Liabilities
Accounts payable and accrued liabilities, excluding accrued compensation, consumption taxes payable and provisions	Amortized cost	Amortized cost
Line of credit	Amortized cost	Amortized cost
Long-term debt	Amortized cost	Amortized cost

IFRS 9 -Financial Instruments also introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The Group elected to apply the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivables and other receivables.

To measure the expected credit losses, accounts receivables and other receivables have been grouped based on shared credit risk characteristics. The other assets have substantially all the same risk characteristics as the accounts receivables for the same types of customers. The Group has therefore concluded that the expected loss rates for accounts receivables are a reasonable approximation of the loss rates for other receivables.

The adoption of the expected credit loss impairment model did not have an impact on the Group’s consolidated financial statements.

There have been no changes to the classification or measurement of financial liabilities as a result of the application of IFRS 9.

17.	Future Accounting Standards

At the date of this MD&A, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:

17.1	IFRS 16 – Leases

IFRS 16 - Leases, which will replace IAS 17 - Leases, introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. It will result in most leases being recognized on the balance sheet by lessees as lease liabilities with a corresponding right-of-use asset. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Group will adopt IFRS 16 effective April 1, 2019 (hereafter "the initial application date"). The Group is acting as a lessee for its leases.

Management has performed a review of the new guidance as compared to the Group's current accounting policies, including a review of the various practical expedients and other elections available under the new guidance, an analysis of the Group's significant existing leases for treatment under the new guidance and an analysis estimating the potential impact on the consolidated financial statements. The Group is using the modified retrospective approach for transition and as a result, the Group's March 31, 2019 consolidated financial statements will not be restated. Accordingly, the Group will make use of the practical expedient available on transition to IFRS 16 - Leases not to reassess whether a contract is or contains a lease and the definition of a lease in accordance with IAS 17 - Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease will continue to apply to those leases entered or modified before April 1, 2019. The Group will apply recognition exemptions across its complete portfolio of leased assets for short-term leases and leases of low value items. Furthermore, the Group will use certain relevant practical expedients available under the modified retrospective approach. Specifically, these include (i) applying a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) relying on the assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review, (iii) excluding leases for which the lease term ends within 12 months of the date of initial application, (iv) excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application, and (v) using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

The discount rates are based on market rates as of April 1, 2019, for debt for maturities ranging from 5 to 10 years. As of March 31, 2019, the Group has non-cancellable operating lease commitments of $14.2 million. Of these commitments, approximately $3.6 million relate to short-term and low value leases which will be recognized on a straight-line basis as expense in loss. The adoption of this new guidance will result in changes to the balance sheet, including (i) the recognition of approximately $6.0 - $6.6 million in right-of-use assets and (ii) the recognition of approximately $6.0 - $6.6 million in lease liabilities included in borrowings, current and non-current.

Based on the Group's current portfolio of leases, management expects:

●

an increase in cash flows from operating activities and a decrease in cash flows from financing activities, as operating lease payments will be reclassified to financing cash flows as components of interest and lease obligations; and

●

an insignificant change to net loss but with reclassification of amounts between costs within selling, general and administrative expenses and depreciation of right-of-use assets and financial expenses as operating lease costs are reclassified into amortization of the right-of-use asset and interest expense on the related lease obligation.

17.2	Conceptual Framework for Financial Reporting

On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework will be effective on January 1, 2020. Management is currently assessing but has not yet determined the impact of this new standard on the Group’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

18.	Risks and Uncertainties
18.1	Risks Related to the Market
18.1.1	Economic risks and political uncertainty

Alithya’s results of operations are affected by the level of business activity of its customers, which in turn is affected by the level of economic activity in the industries and markets that they serve as well as political uncertainty. Economic conditions and political uncertainty could cause some customers to reduce or defer their expenditures for digital technology consulting services and a significant prolonged decline in the level of business activity of Alithya’s customers could have a material adverse effect on its revenue and profit margin. Alithya has implemented and will continue to implement cost-savings initiatives to manage its expenses as a percentage of revenue.

18.2	Risks Related to Our Industry
18.2.1	Competition in the digital technology consulting services market

Competition in the digital technology consulting services market is intense and Alithya may lose projects to, or face pricing pressure from, its competitors or prospective customers’ internal IT departments. The market for digital technology consulting services providers is highly competitive. In many cases, Alithya competes for specialty digital technology consulting services work with in-house technical staff, and other international digital technology consulting firms. In addition, there are many small, boutique digital technology consulting firms that have developed services similar to those offered by Alithya. Alithya believes that competition will continue to be strong and may increase in the future, especially if Alithya’s competitors continue to reduce their price for digital technology consulting services. Any pricing pressure could have a material adverse impact on Alithya’s revenues and margins and limit its ability to provide competitive services.

Alithya’s target market is rapidly evolving and is subject to continuous technological change. While Alithya strives to remain competitive, Alithya’s competitors may be better positioned to address technological changes or may react more favorably to these changes, which could have a material adverse effect on Alithya’s business. Alithya competes on the basis of a number of factors, many of which may be beyond its control.

Existing or future competitors may develop or offer digital technology consulting services that provide significant technological, creative, performance, price or other advantages over the services Alithya offers.

Some of Alithya’s competitors have longer operating histories and benefit from significantly greater financial, technical, marketing and managerial resources than Alithya. There are relatively low barriers to entry in Alithya’s business. Alithya currently has no patented or other proprietary technology that would preclude or inhibit competitors from entering its digital technology consulting services market. Therefore, Alithya must rely on the skill of its personnel and the quality of its customer service. In addition, as the costs to start a digital technology consulting services firm are relatively low, Alithya expects that it will continue to face additional competition from new entrants into the market in the future, offshore providers and larger integrators and it is subject to the risk that its employees may leave and start competing businesses. Any one or more of these factors could have a material adverse impact on Alithya’s business, financial condition and results of operations.

18.2.2	Reliance on highly-trained and experienced personnel

Alithya’s success depends in large part on its ability to attract new qualified employees and retain existing highly-trained and experienced technical consultants, project management consultants, business analysts and sales and marketing professionals of various experience levels. The markets that Alithya serves are highly competitive and competition for skilled employees in the digital technology consulting industry is intense. If Alithya fails to attract new employees or retain its existing employees, Alithya may be unable to complete existing projects or bid for new projects of similar size, which could adversely affect its revenues. Even if Alithya is able to grow and expand its employee base, the additional resources required to attract new employees and retain existing employees may adversely affect its operating margins.

18.2.3	Failure to enhance existing services and solutions and to develop new services and solutions

The markets for technology, digital and outsourcing services are characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Alithya is currently in the midst of a shift towards increasing customer demand for digital technologies and services. Alithya’s future success depends on its ability to develop digital and other services and solutions that keep pace with changes in the markets in which it operates. Alithya may not be successful in developing digital and other new services and solutions addressing evolving technologies in a timely or cost-effective manner and there is no assurance that any services and solutions it does develop will be successful in the marketplace. Alithya’s failure to address the demands of the rapidly evolving technological environment could have a material adverse effect on its ability to retain and attract customers and on its competitive position, which could in turn have a material adverse effect on its business, results of operations and financial condition.

18.2.4	Government sponsored programs

Alithya benefits from government sponsored programs designed to support research and development, labor and economic growth. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to Alithya in the future, or will not be reduced, amended or eliminated. Any future government program reduction, elimination or other amendment to the government sponsored programs from which Alithya benefits could increase operating or capital expenditures incurred by Alithya and have a material adverse effect on its net earnings or cash flow.

18.2.5	Intellectual property rights

Alithya has registered, and applied for the registration of, patents, trademarks, service marks, domain names and copyrights. Alithya also owns or is licensed under a number of patents, trademarks, copyrights, and licenses, which vary in duration, relating to its products and services. Existing trade secret and copyright laws, however, afford Alithya only limited protection. Third parties may attempt to disclose, obtain or use Alithya’s products, solutions or technologies. Others may also independently develop and obtain patents or copyrights for technologies that are similar or superior to Alithya’s technologies and should that happen, Alithya may need to license these technologies and may not be able to obtain licenses on reasonable terms, if at all. If Alithya is unsuccessful in any intellectual property litigation, it may be forced to do one or more of the following:

●	cease selling or using technology of services that incorporate the challenged intellectual property;
●	obtain a license, which may not be available on reasonable terms or at all, to use the relevant technology;
●	configure services to avoid infringement; and
●	refund license fees or other payments that it has previously received.

As Alithya develops software applications for specific customer engagements, issues relating to ownership of and rights to use software applications and frameworks could arise. Also, Alithya may have to pay economic damages in the event of lost disputes, which could adversely affect its results of operations and financial condition.

18.2.6	Infringing on the intellectual property rights of others

When developing products and providing services for its customers, Alithya utilizes its own, and may also enter into licensing agreements with third parties for the right to use patents, trademarks, copyrights, trade secrets and other intellectual property rights. Alithya may also develop intellectual property rights on its own or together with its customers when developing products and providing services for such customers. Although Alithya uses reasonable efforts to ensure that no intellectual property rights of others are infringed, third parties or even Alithya’s customers may assert claims against Alithya. In addition, certain agreements to which Alithya is a party may contain indemnity clauses pursuant to which Alithya would be required to indemnify its clients against liability and damages arising from third-party claims of intellectual property right infringement as part of its service contracts with its customers and, in some instances, the amount of these indemnity claims may exceed the revenue Alithya generates under the contracts or the coverage provided by Alithya’s insurance.

Any intellectual property claims or litigation against Alithya could incur substantial costs, consume the time and energy of Alithya’s management, harm Alithya’s reputations, require Alithya to enter into additional licensing arrangements or prevent Alithya from providing some solutions or services. Any limitation on Alithya’s ability to sell or use solutions or services that utilize intellectual property rights that are the subject of a claim could cause Alithya to lose revenue or incur additional expenses to modify its solutions and services for future projects.

18.2.7	Regulatory risks

Alithya’s operations require compliance with laws on many matters in different jurisdictions, including anti-corruption, intellectual property, trade restrictions, immigration, taxation, antitrust, data privacy, labor relations, environment and securities. Complying with these diverse requirements is a challenge and consumes significant resources. Also, some of these laws may impose conflicting requirements or restrictions on the movement of cash and other assets and on the repatriation of Alithya’s earnings and thereby reduce its earnings. These legal requirements may also expose Alithya to potential penalties for non-compliance and harm its reputation.

18.3	Risks Related to Our Business
18.3.1	Changes in the nature of revenues

Any change in the mix of Alithya's arrangements with its customers could have an impact upon its periodic operating performance, including gross margin. Alithya generates revenue principally through the provision of consulting services in the areas of digital technology. These services are provided under arrangements with varying pricing mechanisms. Alithya's revenue-generating customer contracts generally fall into one of the following four categories: (i) time and materials arrangements for which revenue is recognized as the services are rendered and which represent the majority of Alithya's revenues, (ii) fixed-fee arrangements where the outcome can be estimated reliably and for which revenue is recognized using the percentage-of-completion method over the service periods and labor costs or labor hours are used to measure the progress towards completion, (iii) retainer based arrangements for which customers pay a recurring fee in exchange for a monthly recurring service (typically support) for which revenue is recognized over time using an hours-based input method, and (iv)  resale of third-party off-the-shelf software and maintenance for which revenue is recorded on a net basis and resale of Alithya-created software and maintenance for which revenue is reported on a gross basis. Alithya also sometimes enters into arrangements with multiple performance obligations which typically include software, post-contract support and consulting services and which require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis.

Alithya also provides a payrolling service through which contractor candidates recruited and selected by clients are hired by Alithya and then assigned to client projects. Alithya assumes all administrative responsibilities related to these candidates and invoices the client for time and materials. The sale of payrolling services is recorded on a net basis. As Alithya’s overall business volume increases, management intends to gradually phase-out this relatively low margin business.

18.3.2	Material changes to relationship with major customers

Alithya’s business could be adversely affected by material changes to its strategic relationship with its major customers. The business generated from three customers represented 41% of Alithya’s revenue for the fiscal year ended March 31, 2017, the business generated from two customers represented 32% of Alithya’s revenue for the fiscal year ended March 31, 2018, and the business generated from two customers represented 25% of Alithya’s revenue for the fiscal year ended March 31. 2019. A failure to renew these contractual relationships, or a material modification or change in a customer’s approach or its contract terms, for any reason, could have a material adverse impact on Alithya’s results of operations.

18.3.3	Customer concentration

Alithya derives a significant portion of its revenue from its major customers and expects this to continue for the foreseeable future. See “Material changes to relationship with major customers” above. The increased breadth of Alithya’s services and solutions offerings has also resulted and may continue to result in larger and more complex projects and contracts with these major customers. Retaining these customers requires Alithya to foster close relationships with them and achieve a thorough understanding of their operations and needs in order to continue to provide high-quality services. Alithya’s ability to maintain such relationships depends on a number of factors, including the proficiency of its professionals and its management personnel. There can be no assurance that each such customer will continue to be satisfied with Alithya’s services and utilize Alithya on the same terms, or at all, in the future. Failure to maintain close relationship with these customers could result in termination of customer contracts and potential liability for significant penalties or damages, any of which could have a material adverse effect on Alithya’s business, results of operations and financial condition.

18.3.4	Fluctuation of business and financial results

Alithya’s ability to maintain and increase its revenue is affected not only by its success in implementing its strategy, but also by a number of other factors, which could cause Alithya’s financial results to fluctuate. These factors include:

●	its ability to introduce and deliver new services and business solutions;
●	its potential exposure to a lengthened sales cycle;
●	the cyclicality of the purchases of its technology services; and
●	the nature of its customer’s business (for example, if a customer encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with Alithya).

These, and other factors, make it difficult to predict financial results for any given period.

18.3.5	Early termination risk

If Alithya fails to deliver its services in accordance with the terms and conditions of its contractual agreements or as a result of other circumstances, which may be beyond Alithya’s or its customers’ control, some of its customers could elect to terminate their contracts before their agreed expiry date, which would result in a reduction of Alithya’s earnings and cash flow and may impact the value of its backlog of orders. Early contract termination can result from the exercise of a legal right or when circumstances that are beyond Alithya’s or its customers’ control prevent the contract from continuing. In cases of early termination, Alithya may not be able to eliminate ongoing costs incurred to support the contract.

18.3.6	Costs of services

In order to generate acceptable margins, Alithya’s pricing for services depends on its ability to accurately estimate the costs and timing for completing projects, which can be based on a customer’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a portion of Alithya’s project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contractual terms agreed upon with Alithya’s customer, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect Alithya’s best judgement regarding the efficiencies of its methodologies and professionals as it plans to apply them to the contracts in accordance with Alithya’s standards of contract management. If Alithya is unsuccessful in accurately estimating the time or resources required to fulfill its obligations under a contract, or if unexpected factors, including those outside of its control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on Alithya’s expected net earnings.

18.3.7	Teaming agreements and subcontracts

Alithya derives revenue from contracts where it enters into teaming agreements with other providers. In some teaming agreements, Alithya is the primary contractor, whereas in others, Alithya acts as a subcontractor. In both cases, Alithya relies upon its relationships with other providers to generate business and expects to continue to do so in the foreseeable future. Where Alithya acts as the primary contractor, if it fails to maintain its relationships with other providers, Alithya may have difficulty attracting suitable participants in its teaming agreements. Similarly, where it acts as subcontractor, if its relationships are impaired, other providers might reduce the work they award to Alithya, award that work to Alithya’s competitors or choose to offer the services directly to the customers in order to compete with Alithya’s business. In either case, if Alithya fails to maintain its relationship with these providers or if its relationship with these providers is otherwise impaired, Alithya’s business, prospects, financial condition and operating results could be materially adversely affected.

18.3.8	Partners’ ability to deliver on their commitments

Increasingly large and complex contracts may require Alithya to rely upon third party subcontractors, including software and hardware suppliers, to help Alithya fulfill its commitments. Under such circumstances, Alithya’s success depends on the ability of third parties to perform their obligations within agreed upon budgets and timeframes. If Alithya’s partners fail to deliver, Alithya’s ability to complete the contract may be adversely affected, which could have an unfavorable impact on its profitability. In addition, Alithya may not be able to replace the functions provided by these third parties if their software components or products become obsolete, defective or incompatible with future versions of Alithya’s products or with Alithya’s services and solutions, or if they are not adequately maintained or updated. Third-party suppliers of software or other intellectual property assets could also be unwilling to permit Alithya to use or to continue to use their intellectual property and this could impede or disrupt use of their products or services by Alithya’s customers and Alithya.

18.3.9	Guarantee and indemnification risks

In the normal course of business, Alithya enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require Alithya to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. If Alithya is required to compensate counterparties due to such arrangements and its insurance does not provide adequate coverage, its business, prospects, financial condition and operating results could be materially adversely affected.

18.3.10	Utilization rates

In order to maintain and grow revenue levels, Alithya has to maintain an appropriate level of availability of professional resources in each of its geographic regions by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate, however, requires Alithya to forecast its need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring activities appropriately. To the extent that it fails to do so, Alithya’s utilization rates may be reduced and thereby adversely affect its revenue and profitability. In addition, Alithya may find that it does not have sufficient resources to deploy against new business opportunities, in which case its ability to grow its revenue would suffer.

18.3.11	Services for government departments and agencies

Changes in government spending policies or budget priorities could directly affect Alithya’s financial performance. Among the factors that could harm Alithya’s government contracting business are:

●	the curtailment of governments’ use of consulting and IT services firms;
●	a significant decline in spending by governments in general, or by specific departments or agencies in particular;
●	the adoption of new legislation and/or actions affecting companies that provide services to governments;
●	delays in the payment of its invoices by government; and
●	general economic and political conditions.

These and other factors could cause government departments and agencies to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause Alithya to lose future revenue. Government spending reductions or budget cutbacks at departments or agencies to which Alithya provides services or expects to provide services could materially harm Alithya’s continued performance or limit the award of additional contracts.

18.3.12	Tax obligations

In estimating its income tax payable, Alithya uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that Alithya’s tax benefits or tax liability will not materially differ from its estimates or expectations. The tax legislation, regulation and interpretation that apply to Alithya’s operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which Alithya operates. Moreover, Alithya’s tax returns are continually subject to review by applicable tax authorities, which determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that Alithya may ultimately recognize and such determinations may become final and binding on Alithya.

Any of the aforementioned factors could have a material adverse effect on Alithya’s net income or cash flow by affecting its operations and profitability, the availability of tax credits, the cost of the services it provides, and the availability of deductions for operating losses as it develops its international service delivery capabilities.

18.3.13	Foreign exchange

Foreign exchange risk is the risk that the fair value of assets or liabilities, or future cash flows, will fluctuate because of changes in foreign exchange rates. Alithya’s functional and reporting currency is the Canadian dollar. As a significant portion of Alithya’s revenues, earnings and net assets is denominated in foreign currencies, including US dollar, Euro and Sterling pound, fluctuations in exchange rates between the Canadian dollar and such currencies could have an adverse effect on its financial condition and results of operations. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency.

Future events that may significantly increase or decrease the risk of future movement in the exchange rates for these currencies cannot be predicted. Although Alithya does not currently have an exchange rate risk policy that would materially affect its results of operations, it is still subject to foreign exchange risk.

18.3.14	Legal claims

During the ordinary course of conducting its business, Alithya may be threatened with or become subject to legal proceedings initiated by third parties or Alithya’s customers. For instance, Alithya’s solutions may suffer from defects that adversely affect their performance, may not meet its customers’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject Alithya to legal liability. Alithya uses reasonable efforts to include provisions in its contracts which are designed to limit its exposure to legal claims relating to its services and the applications it develops and obtain liability insurance coverage. However, Alithya may not always be able to include such provisions or obtain sufficient insurance coverage and, where it is successful in doing so, they may not protect Alithya adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions. Defending lawsuits against Alithya could require substantial amounts of management’s attention and incur significant attorney fees, damage awards and fines or penalties for which Alithya may not be fully insured and which could harm its reputation and adversely affect its business, financial condition and results of operations.

18.3.15	IT systems and infrastructure

To deliver its services and solutions to its customers, Alithya relies upon high speed networks, including satellite, fiber optic and land lines operated by third parties, to provide reliable communications between its main operating offices, other global delivery centers and the offices of its customers and associates worldwide. Any systems failure or outage or a significant disruption in such communications or in Alithya’s IT systems and infrastructure could result in curtailed operations, a loss of customers and reputational damage, which would have an adverse effect on Alithya’s business, results of operations and financial condition.

18.3.16	Security and cybersecurity risks

In the current environment, there are numerous and evolving security risks, especially from cybersecurity threats, including criminal hackers, hacktivists, state sponsored organizations, industrial espionage, insider or employee misconduct or negligence and human or technological error. Alithya’s business could be negatively impacted by these physical and cybersecurity threats, which could affect its future sales and financial position or increase its costs and expenses. These security threats to Alithya include potential attacks not only on its own products, services and systems, but also those of its customers, contractors, business partners, suppliers and other third parties. Alithya seeks to detect and investigate all security incidents and to prevent their occurrence or recurrence by continuously investing in security infrastructure, data security and privacy controls, threat protections, detection and mitigation policies, procedures and controls, and employee security awareness and trainings. However, because of the evolving nature and sophistication of these security threats, Alithya may be unable to detect or prevent all of these threats. Alithya’s Chief Information Security Officer is responsible for overseeing its security measures, the prevention of security incidents and the detection and investigation of incident in the event of an occurrence by implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto. Alithya’s security management framework provides a foundation for a risk-based approach to the development, review and regular improvements of policies, processes, standards and controls related to information security, data privacy, physical security and business continuity. In addition, while Alithya selects third‑party suppliers carefully and includes safeguards in its contractual terms, it does not control their actions. Any security breaches caused by the negligence or misconduct of these third parties could adversely affect Alithya’s ability to safeguard its information technology infrastructure and deliver products and services to its customers and otherwise conduct business. Furthermore, while Alithya’s liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security breaches, cyber-attacks and other related breaches. Occurrence of any of these aforementioned security threats could expose Alithya, its customers or other third parties to potential liability, litigation, and regulatory action, as well as the loss of customer confidence, loss of existing or potential customers, loss of sensitive government contracts, damage to brand and reputation and other financial loss.

18.3.17	Risks from security breaches or disclosure of sensitive data or failure to comply with data protection laws and regulations

Alithya is dependent on IT networks and systems to process, transmit, host and securely store electronic information and to communicate among its locations around the world and with its customers, suppliers and partners. Security breaches, employee negligence or malfeasance or human or technological error could lead to shutdowns or disruptions of Alithya’s operations and potential unauthorized disclosure of sensitive data, which in turn could jeopardize projects that are critical to the operations of Alithya’s customers’ businesses. The theft and/or unauthorized use or disclosure of Alithya’s or its customers’ and their customers’ confidential information or other proprietary business information as a result of such an incident could adversely affect Alithya’s competitive position and reduce marketplace acceptance of its services. Any failure in the networks or computer systems used by Alithya or its customers could also result in a claim for substantial damages against Alithya and significant reputational harm, regardless of Alithya’s responsibility for the failure.

In addition, as a global service provider with customers in a broad range of industries, Alithya often has access to or is required to manage, utilize, collect and store sensitive data subject to various regulatory regimes, including but not limited to U.S. or Canadian federal and state or provincial laws governing the protection of personal information and the European Union’s General Data Protection Regulation. Alithya’s Chief Information Security Officer oversees its compliance with the laws that protect the privacy of personal information. If unauthorized access to or disclosure of personal information in Alithya’s possession or control occurs or it otherwise fails to comply with applicable laws and regulations in this regard, Alithya could be exposed to civil or criminal enforcement actions and penalties, as well as lawsuits brought by its customers, its customers’ customers, their customers or third parties for breaching contractual confidentiality and security provisions or data protection laws. Laws and expectations relating to data protections continue to evolve in ways that may limit Alithya’s access, use and disclosure of sensitive data, and may require increased expenditures by Alithya or may dictate that it no longer continues to offer certain types of services.

18.3.18	Reputational risks

Alithya’s reputation as a capable and trustworthy service provider and long-term business partner is key to its ability to compete effectively in the market for IT services. The nature of Alithya’s operations exposes it to the potential loss, unauthorized access to, or destruction of its customers’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how Alithya is perceived in the marketplace. Under such circumstances, Alithya’s ability to obtain new customers and retain existing customers could suffer with a resulting impact on its revenue and net earnings.

18.3.19	Operational, financial and other internal controls and systems

Alithya’s historic and anticipated growth places significant demands on its management and other resources, and requires Alithya to continue to develop and improve its operational, financial and other internal controls. In particular, Alithya’s growth has presented and will continue to present challenges with respect to:

●	recruiting, training and retaining technical, finance, marketing and management personnel with the knowledge, skills and experience that its business model requires;
●	maintaining high levels of customer satisfaction;
●	developing and improving its internal administrative infrastructure, particularly its financial, operational, communications and other internal systems;
●	preserving its culture, values and entrepreneurial environment; and
●	effectively managing its personnel and operations and effectively communicating to its personnel worldwide its core values, strategies and goals.

In addition, the increasing size and scope of Alithya’s operations increase the possibility that a member of its personnel will engage in unlawful or fraudulent activity, breach its contractual obligations, or otherwise expose Alithya to unacceptable business risks, despite its efforts to train its personnel and maintain internal controls to prevent such instances. If Alithya does not continue to develop and implement the right processes and tools to manage its enterprise, its business, results of operations and financial condition could be adversely affected.

18.3.20	Internal controls risks

Due to the inherent limitations of internal controls including the circumvention or overriding of controls or fraud, there can only be reasonable assurance that Alithya’s internal controls will detect and prevent a misstatement. If Alithya is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of its operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of its financial reporting could be impaired.

18.3.21	Integration of Edgewater’s business and the related costs

Strategic transactions such as Alithya’s combination with Edgewater create numerous uncertainties and risks and require significant efforts and expenditures. This combination entails many changes, including the continued integration of Edgewater and its personnel with those of Alithya, and changes in systems. These integration activities are complex, and Alithya may encounter unexpected difficulties or incur unexpected costs, including:

●	the diversion of Alithya management’s attention to integration of operations and the establishment of corporate and administrative infrastructures;
●	difficulties in achieving anticipated business opportunities and growth prospects from combining the business of Edgewater with that of Alithya;
●	difficulties in the integration of operations and systems;
●	difficulties in the assimilation of employees and corporate cultures;
●	challenges in keeping existing customers and obtaining new customers; and
●	challenges in attracting and retaining key personnel.

If any of these factors impairs Alithya’s ability to integrate the operations of Edgewater with those of Alithya successfully or on a timely basis, Alithya may not be able to fully realize the anticipated synergies, business opportunities and growth prospects from combining the businesses, and may be required to spend additional time or money on integration that otherwise would be spent on the development and expansion of its business.

The market price of Alithya Subordinate Voting Shares may decline if, among other things, the integration of Alithya and Edgewater is unsuccessful, takes longer than expected or fails to achieve the financial benefits anticipated by financial analysts or investors, or the effect of the business combination on the financial results of Alithya is otherwise not consistent with the expectations of financial analysts or investors.

18.3.22	Commitment of substantial resources for growth

Growing the Alithya business over the longer-term may require commitment of continued investment in the operations of Alithya. Alithya’s future capital requirements will depend on many factors, including many of those discussed above, such as:

●	the results of Alithya’s operations and the rate of its revenue growth;
●	the development of new service offerings;
●	the successful integration of Edgewater and its personnel with Alithya and its personnel;
●	hiring and retaining key personnel;
●	maintaining customer relationships; and
●	the identification of suitable future acquisition opportunities.

Alithya’s funds may not be sufficient to fund these activities if opportunities arise, and Alithya may be unable to expand its business if it does not have sufficient capital or cannot borrow or raise additional capital on attractive terms.

18.3.23	Implementation of the strategy of growing through acquisitions

Alithya’s ability to grow through acquisitions requires that it identifies suitable acquisition targets and that it correctly evaluates their potential as transactions that will meet Alithya’s financial and operational objectives. There can be no assurance that Alithya will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet its economic thresholds, or that future acquisitions will be successfully integrated into its operations and yield the tangible accretive value that had been expected. If Alithya is unable to implement its strategy, it will likely be unable to maintain its historic or expected growth rates.

The successful integration of new operations arising from Alithya’s acquisition strategy requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may divert management’s normal operations focus on growing the business organically with resulting pressure on the revenues and earnings from its existing operations. In addition, Alithya may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of its existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If Alithya is not successful in executing its integration strategies in a timely and cost-effective manner, it will have difficulty achieving its growth and profitability objectives.

18.3.24	Dependence on certain key personnel

Alithya depends on certain key personnel, and the loss of their services may adversely affect Alithya’s business. Alithya believes that its success depends on the continued employment of its senior management team and other key personnel. This dependence is particularly important to Alithya’s business because personal relationships are a critical element in obtaining and maintaining customer engagements. If one or more members of Alithya’s senior management team or other key personnel were unable or unwilling to continue in their present positions, Alithya’s business could be adversely affected. Furthermore, other companies seeking to develop in-house business capabilities may hire away some of Alithya’s key personnel.

18.3.25	History of losses

Alithya, prior to its acquisition of Edgewater, generated a net loss of $2.9 million and $7.2 million for the fiscal years ended March 31, 2017 and 2018, respectively, and Edgewater generated a net loss of US $2.9 million and US $29.1 million for the fiscal years ended December 31, 2016 and December 31, 2017, respectively. For the fiscal year ended March 31, 2019, Alithya generated a consolidated net loss of $12.5 million. Alithya intends to continue to expend significant funds to increase its capability to win new contracts, expand and improve its existing operations and make additional acquisitions. As it continues to grow, Alithya expects the aggregate amount of these expenses will also continue to grow. Alithya’s efforts to grow its business may, however, be more costly than expected and Alithya may not be able to increase its revenue enough to offset higher operating expenses. Alithya may also incur significant losses in the future for a number of reasons, including as a result of unforeseen expenses, difficulties, complications and delays, the other risks described herein and other unknown events. The amount of future net losses, if any, will depend, in part, on the growth of Alithya’s future expenses and its ability to generate revenue. Any future net losses of Alithya or its inability to maintain profitability and positive cash flows from operating activities, among other things, may have an adverse effect on Alithya shareholders’ equity and working capital.

18.3.26	Goodwill

In connection with the Transaction, Alithya recorded an accounting value for goodwill and other intangible assets. Under IFRS, goodwill must be assessed at least annually and potentially more frequently, in the event the value of goodwill and other indefinite-lived intangible assets has been impaired. Amortizing intangible assets will be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect Alithya’s results of operations and shareholders’ equity in future periods.

18.4	Risks Related to Alithya Subordinate Voting Shares
18.4.1	Limited voting rights

Alithya Multiple Voting Shares are similar to Alithya Subordinate Voting Shares except that each Alithya Multiple Voting Share has ten times the voting rights of each Alithya Subordinate Voting Share. As a result, holders of Alithya Multiple Voting Shares have a disproportionate level of control over matters submitted to Alithya shareholders for approval, which may reduce the ability of holders of Subordinate Voting Shares to influence corporate matters and, as a result, Alithya may take actions that they do not view as beneficial.

18.4.2	Market price of Alithya Subordinate Voting Shares

Alithya cannot predict the price of Alithya Subordinate Voting Shares. The stock market has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. These broad market and industry factors may materially harm the market price of Alithya Subordinate Voting Shares, regardless of Alithya’s operating performance. In addition, the Alithya Subordinate Voting Share price may be dependent upon the valuations and recommendations of the analysts who cover the Alithya business, and if Alithya’s results do not meet the analysts’ forecasts and expectations, Alithya’s share price could decline as a result of analysts lowering their valuations and recommendations or otherwise. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against Alithya, could result in substantial costs and diversion of management’s attention and resources.

18.4.3	Raising additional capital

Alithya’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event Alithya would need to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, Alithya may have to raise additional capital through a combination of public and private equity offerings and debt financings and there can be no assurance that such financing will be available in amounts and on terms acceptable to Alithya. Alithya’s ability to raise the required funding depends on the capacity of the capital markets to meet Alithya’s equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of Alithya’s commercial objectives. Increasing interest rates, volatility in Alithya’s share price, and the capacity of Alithya’s current lenders to meet Alithya’s additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that Alithya may, in the future, identify or plan. If Alithya is unable to obtain the necessary funding, it may be unable to achieve its growth objectives.

To the extent that Alithya raises additional capital through the sale of equity or convertible debt securities, the ownership interests of Alithya’s shareholders will be diluted, and the terms may include liquidation or other preferences that could adversely affect the rights of Alithya shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on Alithya’s ability to incur additional debt and other operating restrictions that could adversely impact its ability to conduct its business.

18.4.4	Active market

If an active market for Alithya Subordinate Voting Shares is not sustained, holders of Alithya Subordinate Voting Shares may be unable to sell their investments on satisfactory terms. Declines in the value of Alithya Subordinate Voting Shares may adversely affect the liquidity of the market for Alithya Subordinate Voting Shares. Factors unrelated to Alithya’s performance may also have an effect on the price and liquidity of Alithya Subordinate Voting Shares including the extent of analyst coverage of New Alithya, lower trading volume and general market interest in Alithya Subordinate Voting Shares, the size of Alithya’s public float and any event resulting in a delisting of Alithya Subordinate Voting Shares from the TSX or NASDAQ.

18.4.5	Dividends

Alithya does not expect to pay dividends in the immediate future and anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Canadian legal requirements and Alithya’s articles of incorporation, be at the sole discretion of Alithya’s board of directors and will depend on Alithya’s financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. Holders of Alithya Subordinate Voting Shares must therefore rely on potential increases in the trading price of their shares for returns on their investment in the foreseeable future.

19.	Management’s Evaluation of our Disclosure Controls and Procedures

The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief

Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as of the end of the Company’s most recently completed financial year ended March 31, 2019. With regards to the annual certification requirements of National Instrument 52-109, Issuers’ annual and interim filings (“NI52-109”) the Company relies on the statutory exemption contained in section 8.1 of NI52-109, which allows the Company to file with the Canadian securities regulator authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2019.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the Company’s most recently completed financial year ended March 31, 2019, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

This report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s independent registered public accounting firm due to a transition period established by the rules of the U.S. Securities and Exchange Commission for newly public companies.

Limitations on Effectiveness of Disclosure Controls and Procedures

The Company’s management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and the Company’s management necessarily applies its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of June 5, 2019. Unless otherwise stated, the business address for our directors and officers is c/o Alithya Group inc., 700 De La Gauchetière Street West, Suite 2400 Montréal, Québec, Canada H3B 5M2. When used in this section, the term “Alithya” shall be deemed to refer to Old Alithya and its subsidiaries where the context so requires.

Name	Age	Position
Paul Raymond	55	President and Chief Executive Officer and Director
Claude Thibault	54	Senior Vice-President and Chief Financial Officer
Claude Rousseau	57	Senior Vice-President and Chief Operating Officer
Russell Smith	52	President, Alithya USA
Robert Lamarre	54	Senior Vice-President and Chief Information Officer
Nathalie Forcier	43	Senior Vice-President, Chief Legal Officer and Corporate Secretary
Natalie Piccinin	54	Senior Vice-President, Human Capital
Dana Ades-Landy	60	Director
Robert Comeau	59	Director
François Côté	61	Lead Director
Fredrick DiSanto	57	Director
Ghyslain Rivard	59	Director
Jeffrey Rutherford	58	Director
C. Lee Thomas	65	Director
Pierre Turcotte	59	Director and Chair of the Board of Directors

Directors and Senior Management Bios

Paul Raymond, President and Chief Executive Officer, and Director

Mr. Paul Raymond has been acting as the President and Chief Executive Officer of Alithya since April 2012. Mr. Raymond joined Alithya as its Chief Operating Officer and President in April 2011, a position he held until March 2012, and has been a member of the Board of Directors of Alithya since April 2011. Mr. Raymond is a director of WSP Global Inc., and the Chair of the Board of the Québec Technology Association (AQT) and of the Québec chapter of the Make-A-Wish Foundation. He is also Governor of the Conseil du patronat du Québec. Prior to joining Alithya, Mr. Raymond held several key senior management positions in major information technology firms and served as an officer in the Canadian Armed Forces. Under his leadership Alithya was the first technology firm to join the 30% Club, which promotes diversity and advocates for the advancement of women to executive and board positions. On behalf of Alithya, Mr. Raymond also received the 2016 Entrepreneur of the Year Award from EY Québec in the IT category. Mr. Raymond is a computer engineering graduate from the Royal Military College of Canada and a member of the OIQ (Ordre des ingénieurs du Québec) and the Institute of Corporate Directors.

Claude Thibault, Senior Vice-President and Chief Financial Officer

Mr. Claude Thibault is the Senior Vice-President and Chief Financial Officer of Alithya, a position he has held since August 2018 when he joined Alithya. Before joining Alithya, he was the Chief Financial

Officer of DCM Group Inc. from 2015 to 2018, of NuEra International Inc. from 2007 to 2015 and of Mediagrif Interactive Technologies Inc. from 2005 to 2007. Mr. Thibault also held various positions at KPMG from 1986 to 1994 and was a Vice-President in the investment banking group of Midland Walwyn Capital / Merrill Lynch Canada from 1994 to 1998. Mr. Thibault is a Chartered Professional Accountant (CPA, CA-CF), a Chartered Business Valuator (CBV), and he holds a Bachelor’s degree in commerce from HEC Montréal and a Master of business administration from McGill University.

Claude Rousseau, Senior Vice-President and Chief Operating Officer

Mr. Claude Rousseau is the Senior Vice-President and Chief Operating Officer of Alithya, a position he has held since December 2016. Mr. Rousseau joined Alithya in January 2015 as its Senior Vice-President and Chief Commercial Officer, a position he held until December 2016. Previously, he served as team President of the Group of Québec Remparts from 2008 to 2014, in addition to advising executive management at TELUS Québec. Mr. Rousseau also previously held a series of executive positions at Bell Canada and Bell Mobility over 28 years. Mr. Rousseau is engaged on several Boards of Directors in different business sectors.

Russell Smith, President, Alithya USA

Mr. Russell Smith is the President, Alithya USA, a position he has held since November 2018. Mr. Smith was previously the President of Fullscope, an Edgewater Technology company acquired by Alithya. Mr. Smith was a co-founder of RedKlay Solutions, which provided enterprise applications and consulting services to the manufacturing sector and which Fullscope acquired in 2002, which in turn was acquired by Edgewater in 2009. Prior to that, Mr. Smith worked at The Pinnacle Group, CSC, and IBM from 1989 to 1996. Mr. Smith holds a Bachelor’s degree in industrial engineering from Auburn University and a Master of business administration from Duke University’s Fuqua School of Business.

Robert Lamarre, Senior Vice-President and Chief Information Officer

Mr. Lamarre is the Senior Vice-President and Chief Information Officer of Alithya, a position he has held since April 2016 when he joined Alithya. Before joining Alithya, Mr. Lamarre held various key management positions at CGI Inc., which he joined in 1993 and where he spent most of his career. Mr. Lamarre is a computer engineering graduate from the Royal Military College of Canada.

Nathalie Forcier, Senior Vice-President, Chief Legal Officer and Corporate Secretary

Ms. Nathalie Forcier is the Senior Vice-President, Chief Legal Officer and Corporate Secretary of Alithya, a position she has held since 2018 when she joined Alithya. Before joining Alithya, Ms. Forcier was Vice‑President, Legal Affairs at CGI Inc. from 2013 to 2017, and Director, Legal Affairs at CAE Inc., both TSX and NYSE listed multi-national companies. Prior to transferring in-house, Ms. Forcier was a partner in the Business Law Group at McCarthy Tétrault LLP, one of Canada’s largest law firms. Ms. Forcier holds a Bachelor’s degree in civil law from Laval University and is a member of the Québec Bar.

Natalie Piccinin, Senior Vice-President, Human Capital

Ms. Natalie Piccinin is the Senior Vice-President, Human Capital of Alithya, a position she has held since January 2019 when she joined Alithya. In such capacity, she is responsible for managing the global human resources function of Alithya. Before joining Alithya, Ms. Piccinin served as Vice-

President, Human Resources and Internal Communications at Belron Canada Inc. from 2010 to 2018. Ms. Piccinin holds a Bachelor’s degree in labor relations from McGill University.

Dana Ades-Landy, Director

Ms. Dana Ades-Landy is the Chief Executive Officer of the Heart and Stroke Foundation of Canada (Québec) since 2016. Ms. Ades-Landy has more than 25 years of experience as an executive in the banking industry, her latest position being Regional Vice-President, Québec & Eastern Ontario, Commercial Banking at Scotiabank from 2013 to 2015. Ms. Ades-Landy currently serves as a director and Chair of the Audit Committee of First Lion Holdings Inc., BFL Canada Risk and Insurance Inc.’s holding corporation. She also serves as a director of the Canadian Mortgage and Housing Corporation, the Association of Fundraising Professionals, the International Women’s Forum and is Chair of the Financial Women’s Association of Québec. She previously served as a director of Old Brewery Mission Foundation and Chair of the Advisory Board of the John Molson School of Business. Ms. Ades‑Landy holds a Bachelor’s degree in microbiology and immunology from McGill University and a Master of business administration from Concordia University and is a member of the Institute of Corporate Directors.

Robert Comeau, Director

Mr. Robert Comeau is a corporate director and Chair of Alithya’s Audit and Risk Management Committee. Before becoming a corporate director in 2018, he acted as a consultant and served as Chief Financial Officer of both public and private companies, including Lumenpulse Inc., from 2012 to 2018, Aveos Fleet Performance Inc., from 2009 to 2011, and Emergis Inc., from 2005 to 2008. Mr. Comeau also held various positions over 17 years at Nortel Networks Corporation, including as Vice-President, Finance, Operations. Mr. Comeau currently serves as a director of H2O Innovation Inc. He previously served as a Special Committee Member of Groupe Conseil FX Innovation Inc. between 2014 and 2017. Mr. Comeau is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor’s degree in finance from HEC Montréal.

François Côté, Lead Director

Mr. François Côté is a corporate director who serves as the Lead Director of the Board of Directors of Alithya. Before becoming a corporate director in 2014, he held the office of Executive Vice-President, and Vice-Chair of TELUS Québec, TELUS Health and TELUS Ventures from 2010 to 2014 and spent more than 20 years at Bell Canada in a variety of management positions. Mr. Côté currently serves as the Lead Director of EXFO Inc. and Purkinje Inc. He is also Executive Chair of the Board of Directors of HZB Pharma Canada Inc. and serves on the Board of Directors of Aspire Food Group and the Advisor Committee of Groupe Morneau. He previously served as a director of Lumenpulse Inc., La Fondation Martin Matte and the Montreal Heart Institute. Holder of a Bachelor’s degree in industrial relations from Laval University, Mr. Côté was named “2007 Ernst & Young Entrepreneur of the Year” in the Turnaround Entrepreneur category for the Québec region and was named Honorary Lieutenant-Colonel of the Canadian Forces’ 34th Signal Regiment in June 2013.

Fredrick DiSanto, Director

Mr. Fredrick DiSanto is the Chief Executive Officer of Ancora Advisors, LLC, a registered investment advisor, and of Ancora Holdings Inc. since January 2006. He has also been acting as the Chair of the Board of Ancora Advisors, LLC, since December 2014. Previously, Mr. DiSanto served as Executive Vice-President and Manager of the Investment Advisor Division of Fifth Third Bank and President and

Chief Operating Officer of Maxus Investment Group before it was acquired by Fifth Third Bank. Mr. DiSanto currently serves as a director of Medical Mutual of Ohio, Case Western Reserve University, The Eastern Company, Regional Brands and WF Hann Sons. He holds a Bachelor’s degree in management science and a Master of business administration from Case Western Reserve University.

Ghyslain Rivard, Director

Mr. Ghyslain Rivard is the founder of Alithya. He acted as Alithya’s President and Chief Executive Officer from its constitution in April 1992 until his retirement in 2012, after more than 35 years in the IT and business services sectors. He currently serves on the Board of Directors of Alithya. Mr. Rivard holds a Bachelor’s degree in computer science and mathematics from Sherbrooke University. Mr. Rivard is a member of the Institute of Corporate Directors.

Jeffrey Rutherford, Director

Mr. Jeffrey Rutherford is the Chief Financial Officer of Diebold Nixdorf, Inc. since January 2019. He previously served as Chair of the Board, Interim Chief Executive Officer and Interim President of Edgewater Technology, Inc. Before its acquisition by Alithya, Mr. Rutherford acted as Vice-President and as Chief Financial Officer of Ferro Corporation from April 2012 to September 2016, and previously held senior officer positions at Park-Ohio Holdings Corp., UAP Holdings Corp., LESCO, Inc., and OfficeMax, Inc., a retailer of office products and supplies. He holds a Bachelor’s degree in business administration and Accounting from Baldwin Wallace University.

C. Lee Thomas, Director

Mr. C. Lee Thomas is a corporate director who holds the office of Executive in Residence in the School of Business and serves as a trustee and professor at Baldwin Wallace University. Before becoming a corporate director, Mr. Thomas held various roles with Ernst & Young LLP from 1976 to June 2014, including Managing Partner of its Cleveland office, Leader of its Northeast Ohio Market Segment, and as a global client serving partner. Mr. Thomas previously served as a director of Technical Consumer Products International, a company in the lighting industry. Mr. Thomas is a Certified Public Accountant (CPA) and holds a Bachelor’s degree in accounting from Baldwin Wallace University.

Pierre Turcotte, Director

Mr. Pierre Turcotte is a corporate director who has served as Chair of the Board of Directors of Alithya since 2011. Prior to joining Alithya, he served as Senior Vice-President and Director General of CGI Inc. in Canada, the U.S. and Europe for more than 27 years and as Chair of the Board and Chief Executive Officer of ReadBooks SAS. He currently acts as a director of Poudre Noire Inc., Xpertdoc Inc., Pointe-à-Callières Museum and Nouveau Monde Theater and is an independent member of the McGill University IT Committee. Mr. Turcotte holds a Bachelor’s degree in computer science and mathematics from Laval University and is a member of the Institute of Corporate Directors.

B. Compensation

Compensation for Executive Officers

Alithya’s executive compensation is intended to attract, motivate and retain high-performing senior executives, encourage and reward superior performance in alignment with the performance of Alithya and value creation for its shareholders. The alignment between the executives’ economic interest with that of the shareholders is ensured by providing short term incentives through the payment of bonuses on the basis of performance targets that include adjusted EBITDA, revenue growth, and high level of clients satisfaction and employees engagement, as well as long-term incentives through the grant of stock options under Alithya’s long-term equity incentive plan dated October 31, 2018 (the “Equity Incentive Plan”) which are tied to Alithya’s share performance. The executive compensation policy was designed to be competitive with the compensation received by executives employed by comparable companies.

The compensation of executive officers is reviewed at least annually and is comprised of (i) base salary; (ii) annual bonus; (iii) long-term incentives consisting of stock options; and (iv) other elements of compensation, consisting of group benefits, perquisites and a share purchase plan.

Base Salary

The base salary of an Alithya executive officer takes into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the executive. The base salaries of Alithya’s executive officers are intended to be competitive but to remain relatively constant, generally increasing only when there is an increase in the scale, scope, complexity or responsibility of the role or to allow the base salary of appointed executives to move toward market norms as their experience and contributions increase.

Annual Bonus

Executive officers of Alithya are entitled to annual bonuses in accordance with certain prescribed criteria, metrics and other performance targets attributable to each respective executive officer, as determined by Alithya’s Board of Directors (the “Board”), upon the recommendation of the Corporate Governance, Nominating and Compensation Committee and the President and Chief Executive Officer. Target bonuses vary based on the respective role of each executive officers and are assessed for competitiveness as part of the annual review.

Stock Options

Stock options are granted to Alithya’s executive officers under the Equity Incentive Plan to give such executive officers an interest in preserving and maximizing shareholder value in the longer term, to enable Alithya to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock options granted under the Equity Incentive Plan are granted at the discretion of the Board and have typically been based on either arm’s length negotiations at the time an individual is hired, or based on the executive officer’s performance, level of expertise, responsibilities, length of service to Alithya and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. See “—Equity Incentive Plan” below for additional details regarding the Equity Incentive Plan.

Alithya has a 401(k) tax deferred savings plan that is available to all eligible U.S. employees (the “401(k) Plan”). Alithya matches a certain percentage of each participant’s annual contribution under the 401(k) Plan, up to a certain percentage of each participant’s annual base salary. For the year ended March 31, 2019, the aggregate amount contributed by Alithya to the 401(k) Plan represented approximately $954, for Claude Rousseau, and approximately $7,675 for Russell Smith. These amounts are in Canadian dollars converted on the basis of the average exchange rate used in our Annual Financial Statements.

Other Benefits

Standard benefits for executive officers typically include long-term and short-term disability and healthcare insurance (including coverage for eligible dependents) and life insurance. Other benefits may be provided from time to time where the Board feels it appropriate and in line with market practice. The actual value of these benefits will vary from time to time depending, among other things, on the cost of insuring them. The intention is that the aggregate cost would be in line with market practice.

Executive officers are also entitled to participate in Alithya’s employee share purchase plan dated October 31, 2018 (the “Employee Share Purchase Plan”). The purpose of the Employee Share Purchase Plan is to encourage ownership, which supports alignment of employees economic interest with that of the shareholders. The Employee Share Purchase Plan offers its executive officers and employees the opportunity to acquire subordinate voting shares by way of payroll deductions. Alithya also makes certain specified contributions under the Employee Share Purchase Plan. See “—Employee Share Purchase Plan” below for additional details regarding the Employee Share Purchase Plan.

Severance

Messrs. Raymond, Thibault, Rousseau, Smith and Lamarre are each entitled to certain benefits upon a cessation of their employment by Alithya without serious reason. For Mr. Raymond, Thibault, Rousseau and Lamarre, if their employment is terminated without serious reason, they shall be entitled to receive written notice of termination of their employment and accrued wages, reimbursements of accrued expenses and other amount due at the time of termination of employment, in addition to a severance in lieu of reasonable notice of termination of employment. Such severance amount shall be equal to the product of (i) the sum of, for Mr. Raymond, 24 months, for Messrs. Thibault and Rousseau, 12 months plus one month per year of service, subject to a maximum of 24 months, and for Mr. Lamarre, 12 months plus one month per year of service, subject to a maximum of 18 months, multiplied by (ii) the sum of their annual base salary in effect on the date of termination of employment and the average of their annual bonuses paid for the two fiscal years preceding the date of termination of employment (the “Cash Compensation”), all divided by 12. Messrs. Raymond, Thibault, Rousseau and Lamarre shall also be entitled to the continuity of their respective benefits for the duration of the severance or a lump sum payment equivalent to the portion of the cost of the group insurance premiums assumed by Alithya, with the exception of the protection for the long-term disability that will be discontinued at the date of termination of employment. For Mr. Smith, in the event his employment is terminated for any reason other than for cause, he will be eligible to receive salary continuation for a period of three months.

Change of Control

Messrs. Raymond, Thibault, Rousseau and Lamarre are each entitled to certain benefits upon a change of control. If 12 months following a change of control event, Alithya terminates the employment of either of Messrs. Raymond, Thibault, Rousseau and Lamarre without serious reason or if either of Messrs. Raymond, Thibault, Rousseau and Lamarre resigns because either (i) their remuneration, including social benefits, was reduced considerably, (ii) they suffered a significant diminution of their responsibilities, authority, status or hierarchy, taken as a whole, without their prior written consent or (iii) their principal place of work was relocated to a place located more than 100 kilometers from their usual principal place of work, then Mr. Raymond and Mr. Rousseau shall be entitled to 24 months, Mr. Lamarre shall be entitled to 18 months and Mr. Thibault shall be entitled to 12 months of their respective Cash Compensation. Messrs. Raymond, Thibault, Rousseau and Lamarre shall also be entitled to the continuity of their respective benefits for the duration of the severance or a lump sum payment equivalent to the portion of the cost of the group insurance premiums assumed by Alithya, with the exception of the protection for the long-term disability that will be discontinued at the date of termination of employment. Mr. Smith’s employment agreement is silent on benefits upon a change of control.

Summary Compensation Table

Alithya’s named executive officers for the fiscal year ended March 31, 2019 were its President and Chief Executive Officer, Paul Raymond, its Senior Vice-President and Chief Financial Officer, Claude Thibault, its Senior Vice-President and Chief Operations Officer, Claude Rousseau, its President, Alithya USA, Russell Smith, and its Senior Vice-President and Chief Information Officer, Robert Lamarre. For the fiscal year ended March 31, 2019, the aggregate compensation paid to such executive officers is set forth below:

Name	Salary ($)	Share-Based Awards ($)	Option-Based Awards(1) ($)	Non-Equity Incentive Plan Compensation – Annual Incentive Plans(2) ($)	All Other Compensation(3) ($)	Total Compensation ($)
Paul Raymond President and Chief Executive officer	475,000	–	207,900	356,250	36,705	1,075,855
Claude Thibault(4) Senior Vice-President and Chief Financial Officer	199,423	–	72,380	96,514	14,709	383,026
Claude Rousseau(5)(6) Senior Vice-President and Chief Operating Officer	370,000	–	113,960	237,300	25,568	746,828
Russell Smith(6) President, Alithya USA	426,400	–	72,380	265,453	29,674	793,907
Robert Lamarre Chief Information Officer	240,000	–	72,380	96,000	20,526	428,906

(1)

The fair value of the option grants is the accounting fair value of the options determined in accordance with IFRS 2 using the Black-Scholes option pricing model. The fair value of the stock options yielded a grant date fair value of $1.54. The assumptions to determine Black-Scholes Values were as follows: (i) no payment of dividend, (ii) expected volatility of 30%, (iii) risk-free interest rate of 2.42%, and (iv) expected life of 6.1 years

(2)	This column shows the value of the annual bonuses, or the prorated portion thereof in the case of Mr. Smith, received by the named executive officers for the fiscal year ended March 31, 2019.
(3)

This amount includes Alithya’s contribution under the Employee Share Purchase Plan, the contribution towards health insurance benefits and related insurance coverage but excludes the value of perquisites and other personal benefits which in the aggregate was less than $50,000 or 10% of the aggregate salary and bonus for the fiscal year 2019 and which is not required to be disclosed.

(4)	Claude Thibault joined Alithya on August 13, 2018.
(5)	Claude Rousseau’s compensation was paid in Canadian dollars until January 12, 2019, and in U.S. dollars after such date.
(6)

Claude Rousseau (since January 13, 2019) and Russell Smith are paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in our Annual Financial Statements which was $1.312 for each U.S. dollar.

Outstanding Share-Based and Option-Based Awards

The following table lists all options held by Alithya’s named executive officers as at June 5, 2019, including (i) options originally granted by Edgewater and Old Alithya and which were converted, on substantially the same terms and conditions as were applicable under immediately prior to the Transaction, into options to acquire a number of subordinate voting shares equal to the number of shares of common stock of Edgewater subject to such options immediately prior to the Transaction multiplied by the equity exchange ratio of 1.1918, and (ii) options issued as part of the named executive officers’ compensation for the fiscal year ended March 31, 2019. Alithya’s named executive officers do not hold, and did not receive in respect of their compensation for the year ended March 31, 2019, any share-based awards.

Name	Number of Alithya Shares Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Option Grant Date	Value of Unexercised in- the-money Options(1) ($)
Paul Raymond	100,000	(2)	1.90	March 31, 2021	April 1, 2011	230,000
	52,632	(2)	1.90	March 31, 2021	April 1, 2012	121,054
	52,632	(2)	1.90	March 31, 2022	April 1, 2012	121,054
	52,632	(2)	1.90	March 31, 2023	April 1, 2012	121,054
	52,632	(2)	1.90	March 31, 2024	April 1, 2012	121,054
	52,632	(2)	1.90	March 31, 2025	April 1, 2012	121,054
	100,000	(2)	1.92	March 31, 2022	April 1, 2012	228,000
	100,000	(2)	2.46	March 31, 2023	April 1, 2013	174,000
	100,000	(2)	2.21	March 31, 2024	April 1, 2014	199,000
	100,000	(2)	2.87	March 31, 2025	April 1, 2015	133,000
	100,000	(2)	2.96	March 31, 2026	April 1, 2016	124,000
	100,000	(2)	3.80	May 16, 2027	May 17, 2017	40,000
	135,000		4.50	October 31, 2028	November 1, 2018	–
	1,098,160	(2)				1,733,270

Claude Thibault	47,000		4.50	October 31, 2028	November 1, 2018	–
	47,000					–

Claude Rousseau	25,000		2.96	March 31, 2026	April 1, 2016	31,000
	10,000		2.87	March 31, 2026	April 1, 2016	13,300
	30,000		3.80	May 16, 2027	May 17, 2017	12,000
	74,000		4.50	October 31, 2028	November 1, 2018	–
	139,000					56,300

Russell Smith(3)	89,385		3.18	September 26, 2019	September 26, 2012	91,173
	35,754		6.32	March 5, 2021	March 5, 2014	–
	59,590		6.43	March 6, 2022	March 6, 2015	–
	47,000		4.50	October 31, 2028	November 1, 2018	–
	231,729					91,173

Robert Lamarre	20,000		2.96	April 17, 2026	April 18, 2016	24,800
	20,000		3.80	May 16, 2027	May 17, 2017	8,000
	47,000		4.50	October 31, 2028	November 1, 2018	–
	87,000					32,800

(1)	Based on $4.20, the closing price of Alithya’s subordinate voting shares on the TSX on March 29, 2019, the last trading day of the year ended March 31, 2019.
(2)

Except for the 135,000 options that were granted to Paul Raymond on November 1, 2018, which entitle Mr. Raymond to acquire subordinate voting shares, the remaining options, which were granted by Old Alithya prior to the Transaction, entitle Mr. Raymond to acquire multiple voting shares.

(3)

Russell Smith’s options issued prior to November 1, 2018 are options that were originally issued by Edgewater and which were converted, on substantially the same terms and conditions as were applicable under the Edgewater equity incentive plans before the Transaction, into options to acquire a number of subordinate voting shares equal to the number of shares of common stock of Edgewater subject to such options immediately prior to the Transaction multiplied by the equity exchange ratio of 1.1918. The exercise price of Mr. Smith’s options is in U.S. dollars. The exercise price originally fixed by Edgewater for his options was reduced by an amount of US$1.15 per option immediately prior to the closing date of the Transaction and, upon completion of the Transaction, divided by the 1.1918 equity exchange ratio. The exercise price shown for these options is the Canadian dollar equivalent of the U.S. exercise price determined using the average exchange rate used in our Annual Financial Statements which was $1.312 for each U.S. dollar. The value of unexercised in-the-money options shown for these options is also in Canadian dollars and was determined using the Canadian dollars exercise price.

Compensation for Non-Employee Directors

Alithya’s compensation for its non-employee directors is comprised of an all-inclusive annual retainer, payable in cash (“Cash-Based Component”) and in the form of share-based awards (“Share-Based Component”). The compensation varies based on roles held on the Board (e.g. Lead Director), chairing the Board or committees, and committee membership.

The following table displays the annual retainers, effective November 1, 2018, for all non‑employee directors. All directors are paid in Canadian dollars:

Chair of the Board	$130,000
Lead Director, Chair of the Corporate Governance, Nominating and Compensation Committee, and member of the Audit Committee	$120,000
Chair of the Audit Committee	$110,000
Member of the Audit Committee and member of the Corporate Governance, Nominating and Compensation Committee	$95,000
Member of the Audit Committee	$85,000
Member of the Board	$75,000

Non-employee directors are required to own subordinate voting shares (or, if applicable, multiple voting shares) or equity-based awards, such as deferred share units (“DSUs”), having an aggregate value equivalent to two times the Cash-Based Component of their respective annual retainer. The Director Share Ownership Requirement is to be progressively achieved over a period of three years from their appointment to the Board.

The Share-Based component is an aggregate amount of $35,000 and is paid in DSUs issued pursuant to the Equity Incentive Plan. In addition, non-employee directors may elect to receive a portion or all of the value of their Cash-Based Component in the form of additional DSUs and directors who do not hold subordinate voting shares (or, if applicable, multiple voting shares) or deferred share units having a value equal to two times their annual Cash‑Based Component are required to receive 50% of their cash retainer in the form of DSUs until such time that they meet the Director Share Ownership Requirement.

Non-employee directors are also reimbursed for their travelling and other reasonable expenses properly incurred by them in attending meetings of the Board or any committee or in otherwise serving Alithya.

The total compensation paid directly or indirectly for the non-employee directors on account of their Board and/or Board committee memberships during the fiscal year ended March 31, 2019 is set forth below:

Name(1)	Cash Retainer ($)	Share-Based Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
Dana Ades-Landy	20,833	14,583	–	35,416
Robert Comeau	31,250	14,583	–	45,833
François Côté	35,417	14,583	–	50,000
Fredrick DiSanto	16,667	14,583	–	31,250
Ghyslain Rivard	25,000	14,583	–	39,583
Jeffrey Rutherford	16,667	14,583	–	31,250
C. Lee Thomas	20,833	14,583	–	35,416
Pierre Turcotte	39,583	14,583	–	54,166

(1)

As Paul Raymond is an executive officer, he was not compensated for his role as a director of Alithya. Please refer to the Summary Compensation Table earlier in this document for a summary of his compensation for the year ended March 31, 2019.

(2)	This column shows the value of the retainer fees paid in deferred share units to the directors for the year ended March 31, 2019.
(3)	The amount shown are in respect of long-distance travel allowances.

The table below lists all option-based and share-based awards (DSUs) held by non-employee directors as at June 5, 2019. Alithya’s non-employee directors did not receive any option-based awards in respect of their compensation for the year ended March 31, 2019. Outstanding options were originally granted by Edgewater prior to the Transaction.

	Option-Based Awards					Share-Based Awards
Name	Number of Alithya Shares Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Option Grant Date	Value of Unexer- cised in- the- money Options ($)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid-out or Distributed(1)(2) ($)
Dana Ades-Landy	–	–	–	–	–	–	29,975
Robert Comeau	–	–	–	–	–	–	33,386
François Côté	–	–	–	–	–	–	23,159
Fredrick DiSanto(3)	20,856	5.84	February 16, 2022	February 16, 2017	–
	6,436	6.43	June 14, 2022	June 14, 2017	–
	27,292				–	–	23,159
Ghyslain Rivard	–	–	–	–	–	–	23,159
Jeffrey Rutherford(3)	20,856	5.84	February 16, 2022	February 16, 2017	–	–	23,159
C. Lee Thomas	–	–	–	–	–	–	29,975
Pierre Turcotte	–	–	–	–	–	–	23,159

(1)	Based on $4.20, the closing price of Alithya’s subordinate voting shares on the TSX on March 29, 2019, the last trading day of the year ended March 31, 2019.
(2)	Shows the aggregate payout value of DSUs held as at March 31, 2019. All DSUs are fully vested at the time of grant.
(3)

Messrs. DiSanto’s and Rutherford’s options are options that were originally issued by Edgewater and which were converted, on substantially the same terms and conditions as were applicable under the Edgewater equity incentive plans before the Transaction, into options to acquire a number of subordinate voting shares equal to the number of shares of common stock of Edgewater subject to such options immediately prior to the Transaction multiplied by the equity exchange ratio of 1.1918. The exercise price of Messrs DiSanto’s and Rutherford’s options is in U.S. dollars. The exercise price originally fixed by Edgewater for their options was reduced by an amount of US$1.15 per option, immediately prior to the closing date of the Transaction, and, upon completion of the Transaction, divided by the 1.1918 equity exchange ratio. The exercise price shown for these options is the Canadian dollar equivalent of the U.S. exercise price determined using the average exchange rate used in our Annual Financial Statements which was $1.312 for each U.S. dollar.

Equity Incentive Plan

The following summary describes the material terms of the Equity Incentive Plan. It is, however, not a complete description of all the provisions of the Equity Incentive Plan and is qualified in its entirety by reference to the Equity Incentive Plan.

Administration

The Equity Incentive Plan is administered by the Board. The Board has the authority to, among other things, determine eligibility for awards to be granted, determine, modify or waive the type or types of, form of settlement of, and terms and conditions of awards, to accelerate the vesting or exercisability of awards, to adopt rules, guidelines and practices governing the operation of the Equity Incentive Plan as the Board deems advisable, to interpret the terms and provisions of the Equity Incentive Plan and any award agreement, and to otherwise do all things necessary or appropriate to carry out the purposes of the Equity Incentive Plan. To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board all or any of the powers conferred on it pursuant to the Equity Incentive Plan.

Eligibility

Certain Alithya employees and non-employee directors, and those of its designated affiliates, are eligible to participate in the Equity Incentive Plan. However, eligibility to participate will not confer any right to receive any grant of an award pursuant to the Equity Incentive Plan. The Board has sole and complete authority, in its discretion, to determine the individuals to whom grants may be made.

Authorized Shares

Subject to adjustment, as described below, the maximum number of subordinate voting shares issuable under the Equity Incentive Plan is equal to 10% of the number of subordinate voting shares and multiple voting shares that were issued and outstanding as at November 1, 2018.

Subordinate voting shares subject to an award that, for any reason, expires without having been exercised, is cancelled, forfeited, surrendered, or terminated, or otherwise is settled without the issuance of subordinate voting shares will again be available for grant under the Equity Incentive Plan.

Types of Awards

The Equity Incentive Plan provides for awards of (i) stock options, (ii) restricted shares, (iii) restricted share units, (iv) performance share units, (v) deferred share units, and (vi) share appreciation rights.

•

Stock Options. The exercise price of stock options may not be less than the market price (as such term is defined in the Equity Incentive Plan) of the subordinate voting shares. The Board determines at the time of grant the vesting conditions that impact the time or times at which stock options become exercisable and the terms on which stock options remain exercisable. Subject to any accelerated termination as set forth in the Equity Incentive Plan, the maximum term of a stock option is 10 years.

•	Restricted Shares. An award of restricted shares is an award of subordinate voting shares subject to forfeiture restrictions, while an unrestricted share award is not subject to such restrictions.
•

Restricted Share Units. An award of restricted share units is an award denominated in subordinate voting shares that entitles the participant to receive subordinate voting shares measured by the value of subordinate voting shares in the future. The delivery of subordinate voting shares under a restricted share unit award may be subject to the satisfaction of performance conditions or other vesting conditions as determined by the Board.

•

Performance Share Units. An award of performance share units is an award the vesting and settlement of which is subject to performance objectives and other vesting conditions. Performance objectives may be based upon the achievement of corporate, divisional or individual goals, and may be applied relative to performance relative to an index or comparator group, or on any other basis determined by the Board.

•

Deferred Share Units. An award of deferred share units is an award of a notional investment in subordinate voting shares reflected on an unfunded, book-entry account maintained by Alithya. Deferred share units may be subject to performance conditions or other vesting conditions. Deferred share units are generally settled in subordinate voting shares within 90 days of the participant’s termination date.

•

Share Appreciation Rights. An award of share appreciation rights is an award that, subject to determination by the Board, will upon exercise provide the participant with a right to receive a specified number of subordinate voting shares equal in value to a specified increase in the market value of the subordinate voting shares. Subject to any accelerated termination as set forth in the Equity Incentive Plan, the maximum term of a share appreciation right is 10 years.

Limits on Grants of Awards

The maximum aggregate number of subordinate voting shares that can be issued, at any time and within any one-year period to insiders of Alithya under the Equity Incentive Plan and any other Alithya security-based compensation arrangements involving newly issued subordinate voting shares may not exceed 10% of the issued and outstanding subordinate voting shares and multiple voting shares.

Termination of Employment or Directorship

The Board has the authority to determine the vesting schedule applicable to each award and to accelerate the vesting or exercisability of any award. The Board may also determine the effect of termination of directorship on an award. Unless otherwise provided by the Board upon a termination of a participant’s employment or directorship under the following circumstances, the following treatment will apply:

•

Death or Disability. All awards shall immediately vest (or cease to be restricted) as of the termination date, and each stock option or share appreciation right held will continue to be exercisable (i) in the case of disability, until the date that is 90 days after the date of disability, or (ii) in the case of death, until the date that is 180 days after the date of death. Any performance targets associated with any award will be deemed to have been meet at the target performance level.

•

Retirement of an Employee. All unvested awards shall continue to vest and be settled and exercised in accordance with their terms, except that each stock option or share appreciation right held will continue to be exercisable until the date that is 90 days following the last vesting date of such stock option or share appreciation right and, if not exercised on or before such date, will be forfeited and cancelled.

•

Voluntary Resignation of Employment (other than pursuant to a Retirement). All unvested awards will be forfeited and cancelled as of the termination date. Stock options and share appreciation rights, that have vested but have not been exercised, will remain exercisable until the earlier of (i) the date that is 90 days after the participant’s termination of employment or (ii) the award’s expiration date. Any performance targets associated with any vested awards will be deemed to have been met at the target performance level.

•	Termination of Employment by Alithya for Cause. All awards, whether vested or unvested, will be forfeited and cancelled as of the termination date.
•

Termination of Employment by Alithya other than for Cause. All unvested awards will be forfeited and cancelled as of the termination date. Stock options and share appreciation rights, that have vested but have not been exercised, will remain exercisable until the earlier of (i) the date that is 90 days after the participant’s termination of employment or (ii) the award’s expiration date. Any performance targets associated with any vested awards will be deemed to have been met at the target performance level.

•	Termination of Directorship by Alithya for Breach of Fiduciary Duty. All awards, whether vested or unvested, will be forfeited and cancelled as of the termination date.
•

Termination of Directorship for any reason other than Death, Disability, or Breach of Fiduciary Duty. The Board may, in its sole discretion, at any time prior to or following the date of termination of directorship, provide for the exercise, vesting or settlement of any or all awards held by the director on the date of termination.

Non-Transferability of Awards

Awards under the Equity Incentive Plan may not be sold, assigned, transferred, alienated, pledged, mortgaged, charged, or otherwise encumbered, and may not be subject to attachment or legal process for the payment of any debts or obligations of the participant other than in accordance with the terms of the Equity Incentive Plan or unless approved by the Board.

Recovery of Compensation

The Board may provide that an award may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by Alithya or in effect on the date of grant of the award, or as otherwise required by law or applicable stock exchange listing standards.

Change in Control

In the event of a Change in Control (as such term is defined in the Equity Incentive Plan), the Board may, without the consent of any participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding awards into or for, rights or other securities of substantially equivalent value (or greater value), as determined by the Board in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an award to lapse, in whole or in part prior to or upon consummation of such Change in Control, and, to the extent the Board determines, terminate upon or immediately prior to the effectiveness of such Change in Control; (iii) the termination of an award in exchange for an amount of cash and/or property, if any, equal in value to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of such Change in Control (and, for the avoidance of doubt, if as of the date of the occurrence of such Change in Control the Board determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by Alithya without payment); (iv) the replacement of such award with other rights or property selected by the Board in its sole discretion; or (v) any combination of the foregoing. In taking any of these actions, the Board will not be required to treat all awards similarly.

Certain Adjustments

Should Alithya effect a subdivision or consolidation of shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of Alithya that does not constitute a Change in Control and would warrant the amendment or replacement of any existing awards in order to adjust the number of subordinate voting shares that may be acquired on the vesting of outstanding awards and/or the terms of any award in order to preserve proportionately the rights and obligations of the participants holding such awards, the Board will, subject to the prior approval of the applicable stock exchange, as applicable, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

Amendment, Suspension or Termination of the Plan

The Board may from time to time, without notice to or approval of the holders of voting shares of Alithya, amend, modify, change, suspend or terminate the Equity Incentive Plan or any outstanding award, as the Board determines appropriate. However, the Board will not be able to alter, suspend or terminate the Equity Incentive Plan or any outstanding award without the participant’s consent, if such alteration, suspension or termination of the Equity Incentive Plan or any outstanding award would materially impair the participant’s rights or materially increase the participant’s obligations under the Equity Incentive Plan (unless the Board determines that such adjustment is required or desirable in order to comply with any applicable securities law or stock exchange requirements). Shareholder approval will be required, in addition to the extent required by law, for any amendment, modification or change that (i) increases the percentage of subordinate voting shares reserved for issuance under the Equity Incentive Plan (except with respect to the adjustments described above), (ii) increases or removes the 10% limits on subordinate voting shares issuable or issued to insiders as described above, (iii) reduces the exercise price of an award (except with respect to the adjustments described above), (iv) extends the term of any award granted under the Equity Incentive Plan beyond its original expiration date (except where an expiration date would have fallen within a blackout period applicable to the participant or within five (5) business days following the expiry of such a blackout period), (v) permits awards to be transferred to a person other than a permitted assign (as such term is defined in the Equity Incentive Plan) or other than for normal estate settlement purposes, or (vi) deletes or reduces the range of amendments which require approval of the holders of voting shares of Alithya.

Employee Share Purchase Plan

The following summary describes the material terms of the Employee Share Purchase Plan. It is, however, not a complete description of all provisions of the Employee Share Purchase Plan and is qualified in its entirety by reference to the Employee Share Purchase Plan.

Purpose and Scope

The purpose of the Employee Share Purchase Plan is to encourage and assist eligible employees of Alithya to acquire a proprietary interest in Alithya by providing such eligible employees with a convenient and regular method of acquiring subordinate voting shares. The Employee Share Purchase Plan enables participants to make regular personal investments in subordinate voting shares by way of payroll deduction. The Employee Share Purchase Plan also provides for matching employer contributions, up to a certain amount, that are also invested in subordinate voting shares.

Administration

The Employee Share Purchase Plan is administered by the Board in its sole and complete authority. Subject to applicable law, the Board may, from time to time, delegate to a committee of the Board all or any of the powers of the Board under the Employee Share Purchase Plan. Alithya may also appoint an administrative agent to assist in the administration of the Employee Share Purchase Plan and to act as the administrative agent under the Employee Share Purchase Plan.

Eligibility

All permanent employees of Alithya or any designated affiliate are eligible to participate in the Employee Share Purchase Plan. Alithya reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the Employee Share Purchase Plan at any time.

Termination

A participant’s participation in the Employee Share Purchase Plan shall be terminated immediately upon (i) the participant’s death, (ii) the participant’s cessation of active employment for any reason (including retirement or permanent disability) with Alithya or a designated affiliate, (iii) any judgment, attachment, garnishment or other court order affecting the participant’s compensation or the participant’s account under the Employee Share Purchase Plan is filed or levied upon Alithya, the employer or the administrative agent, or the participant is legally adjudged incompetent or becomes bankrupt, or (iv) the employer ceases to be a designated affiliate of Alithya. A participant may also elect voluntarily to terminate his or her participation at any time.

No Assignment

The interest of any participant under the Employee Share Purchase Plan shall not be transferable, assignable or alienable by him or her either by pledge, assignment or in any manner whatsoever.

Amendment, Suspension or Termination of the Plan

The Employee Share Purchase Plan may be amended by the Board at any time in accordance with applicable securities laws or exchange rules, and without shareholder approval unless required by such laws or rules. The Board may also suspend the Employee Share Purchase Plan in whole or in part from time to time or terminate it at any time. However, any amendment, suspension or termination shall not adversely affect the entitlement of the participants to the full balance of their accounts, without their written consent.

C. Board Practices

Composition of Alithya’s Board of Directors and Director Term Limits

The Alithya articles and by-laws provide that the minimum number of directors constituting the Board is three and that the maximum number of Alithya directors constituting the Board is fifteen. The Board is currently comprised of nine directors. The number of directors may be amended, and the number of directors may be fixed, by an amendment to Alithya’s articles and by-laws. Under Alithya’s by-laws, directors are elected each year by a simple majority of the votes cast at the annual meeting of shareholders, if a quorum is present, and they remain in office until the next annual meeting of shareholders or until their successor are appointed. Under the QBCA and Alithya articles, shareholders may also, by resolution passed by a majority of the votes cast thereon at any special meeting of shareholders, remove any or all directors from office and elect any qualified person to fill the resulting vacancy. Vacancies that exist on the Board may generally be filled by the Board if the remaining directors constitute a quorum and the Board may, at its discretion, appoint one or more directors, who shall hold office for a term expiring no later than the close of the annual meeting of shareholders following their appointment, except that the total number of directors so appointed may not exceed one third of the number of directors elected at the annual meeting of shareholders preceding their appointment. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.

Committees of Alithya’s Board of Directors

Audit and Risk Management Committee

Alithya’s audit and risk management committee (“Audit Committee”) is composed of Robert Comeau, François Côté, Ghyslain Rivard, Dana Ades-Landy and C. Lee Thomas, with Mr. Comeau serving as chair of the committee. The Board has determined that all members of the Audit Committee meet the independence requirements under the rules of NASDAQ, the TSX and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and under Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Board has determined that Robert Comeau is an “audit committee financial expert” within the meaning of the U.S. Securities and Exchange Commission’s (the “SEC”) regulations and applicable NASDAQ rules.

The purpose of Alithya’s Audit Committee is to fulfill applicable public company obligations respecting Audit Committees and assist the Board in discharging its oversight responsibilities with respect to financial reporting to ensure the transparency and integrity of Alithya’s published financial information. The audit and management committee’s responsibilities include overseeing: (i) the integrity of Alithya’s financial statements and financial reporting process, including the audit process and Alithya’s internal control over financial reporting, disclosure controls and procedures, and compliance with other related legal and regulatory requirements, (ii) the qualifications, independence, retention, and compensation of Alithya’s external auditors, (iii) the work of Alithya’s financial management, internal auditors and external auditors, (iv) enterprise risk management, privacy and data and information security, and to monitor the same, and (v) the auditing, accounting and financial reporting process generally. The Audit Committee is also responsible for (i) pre-approving all non-audit services to be provided by Alithya’s external auditor, (ii) procedures for the receipt, retention and treatment of complaints received by Alithya regarding accounting, internal accounting controls or audit matters and the confidential anonymous submission by employees of Alithya and its subsidiaries of concerns regarding questionable accounting or auditing matters, and (iii) for any additional matters delegated to the Audit Committee by the Board.

Corporate Governance, Nominating and Compensation Committee

Alithya’s corporate governance, nominating and compensation committee (the “CGNC committee”) is composed of François Côté, Pierre Turcotte and Ghyslain Rivard, with Mr. Côté serving as chair of the committee.

Alithya’s CGNC committee serves the principal role of establishing Alithya’s executive compensation plans and policies. In addition to its corporate governance and nominations duties, the CGNC committee is responsible for, among other things, assisting the Board in discharging its oversight responsibilities relating to the compensation and retention of key senior management employees with the skills and expertise needed to enable Alithya to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives. The CGNC committee reviews and recommends to the Board compensation policies and processes and any new incentive compensation and equity compensation plans of Alithya or changes to any such policies, processes or plans, and is responsible for the administration of all Alithya’s incentive and equity compensation plans, subject to applicable policies adopted by the Board. The CGNC committee also reviews and approves any performance measures respecting incentive compensation payable to executives and key employees and makes recommendations to the Board on any performance measures regarding incentive compensation payable to the President and Chief Executive Officer. Finally, the CGNC committee reviews and recommends to the Board for approval compensation awarded to Alithya’s non-employee directors and the compensation awarded to the executive officers of Alithya.

D. Employees

As of March 31, 2019, 2018 and 2017, Alithya had 2,028, 1,550, and 1,316 employees in Canada, Europe and the U.S., respectively. The number of employees by geography as of the end of the period for our fiscal years ended March 31, 2019, 2018 and 2017 was as follows:

	2019	2018	2017
By Geography:
Canada	1,461	1,454	1,224
Europe	133	96	92
U.S.	434	–	–
Total	2,028	1,550	1,316

The increase in the number of employees in fiscal year ended March 31, 2019 was primarily as a result of the Transaction.

Alithya is not party to any collective bargaining agreements.

E. Share Ownership

See Item 7. – “Major Shareholders and Related Party Transactions.”

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Security Ownership

The following table sets forth information relating to the beneficial ownership of Alithya’s shares as of June 5, 2019, by:

•	each person or group who is known by us, pursuant to, among others, publicly disclosed information, to own beneficially more than 5% of each class of Alithya’s shares;

•	each of Alithya’s directors; and

•	each of Alithya’s executive officers.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

The percentage of voting shares beneficially owned is computed on the basis of 48,500,903 subordinate voting shares and 7,168,984 multiple voting shares outstanding as of June 5, 2019.

Name of Beneficial Owner	Subordinate Voting Shares Beneficially Owned (#)	Multiple Voting Shares Beneficially Owned (#)	Percentage of Total Alithya Shares (%)	Percentage of Total Voting Power (%)
Principal Shareholders:
Paul Raymond(1)(2)	8,863	1,434,992	2.59	11.95
Ghyslain Rivard(2)(3)	–	4,962,819	8.91	41.29
Pierre Turcotte(2)(4)	33,400	1,634,333	3.00	13.63
Capital Régional et Coopératif Desjardins(5) 2, complexe Desjardins, bur. 1717 C.P. 760, succ. Desjardins Montréal, QC H5B 1B8	6,358,742	–	11.42	5.29
Investissement Québec(6) 600, De La Gauchetière Street West Suite 1500 Montréal, QC H3B 4L8	4,821,286	–	8.66	4.01
Ariel Investments, LLC(7) 200 E. Randolph Street, Suite 2900 Chicago, Illinois 60601	3,580,299	–	6.43	2.98
Claret Asset Management Corporation(8) 2000 McGill College Avenue, Suite 1150 Montréal, Québec, Canada H3A 3N4	2,945,315	–	5.29	2.45
GAMCO Investors, Inc.(9) One Corporate Center Rye, New York 10580-1435	2,549,384	–	4.58	2.12
Directors:(10)
Dana Ades-Landy	10,075	–	*	*
Robert Comeau	22,300	–	*	*
François Côté	69,711	–	*	*
Fredrick DiSanto(11)	1,768,786	–	*	*
Paul Raymond(1)(2)	See above	See above	See above	See above
Ghyslain Rivard(2)(3)	See above	See above	See above	See above
Jeffrey Rutherford(12)	104,282	–	*	*
C. Lee Thomas	–	–	*	*
Pierre Turcotte(2)(4)	See above	See above	See above	See above
Named Executive Officers:(10)
Paul Raymond	See above	See above	See above	See above
Claude Thibault	27,366	–	*	*
Claude Rousseau(13)	73,337	–	*	*
Russell Smith(14)	250,483	–	*	*
Robert Lamarre(15)	77,712	–	*	*

*	Less than 1%.
(1)

Includes 863,160 multiple voting shares that Paul Raymond may acquire through the exercise of stock options within 60 days hereof. Also includes 571,832 multiple voting shares held by Fiducie Direxions. Paul Raymond has the power to direct investments and/or power to vote the securities.

(2)

On November 1, 2018, Paul Raymond, Pierre Turcotte and Ghyslain Rivard entered into a voting agreement, pursuant to which they agreed to, among other things, vote all of the Alithya shares under their control in accordance with decisions made by a majority of them, subject to certain exceptions. See “—Voting Agreement” below.

(3)

Includes 4,612,000 multiple voting shares held by Services informatiques MixMédia inc., which is indirectly majority-owned and controlled by Ghyslain Rivard, who has power to direct investments and/or power to vote the securities.

(4)

Includes 1,468,858 multiple voting shares held by 9387-1010 Québec inc., which is indirectly majority-owned and controlled by Pierre Turcotte, who has power to direct investments and/or power to vote the securities.

(5)

Information set forth above is based upon Capital Régional et Coopératif Desjardins’ reporting insider filing with the Canadian System for Electronic Disclosure by Insiders (SEDI) and Schedule 13G filing with the SEC on November 9, 2018.

(6)	Information set forth above is based upon Investissement Québec’s Schedule 13G filing with the SEC on November 9, 2018.
(7)

These securities are owned by investment companies, trusts and accounts, to which Ariel Investments, LLC (“Ariel”) serves as investment advisor and manager with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Ariel is deemed to be a beneficial owner of such securities. Information set forth above and in this note (7) is based upon Ariel’s Schedule 13G filing with the SEC on February 14, 2019.

(8)	Information set forth above is based upon Claret Asset Management Corporation’s Schedule 13G filing with the SEC on February 11, 2019.
(9)

These securities are owned by various institutional investors, which include Mario J. Gabelli, Gabelli Funds, LLC, GAMCO Asset Management Inc., MJG Associates, Inc., GGCP, Inc., GAMCO Investors, Inc., Associated Capital Group, Inc. and Teton Advisors, Inc. (collectively “Gabelli”). Each of these entities holds certain of the shares for investment for one or more accounts over which it has shared, sole or both investment and/or voting power for its own account, or both. Information set forth above and in this note (9) is based on Gabelli’s Schedule 13D filing with the SEC on November 13, 2018.

(10)	The address of each of the directors and named executive officers listed above is c/o Alithya Group inc., 700 De La Gauchetière Street West, Suite 2400, Montréal, Québec, Canada H3B 5M2.
(11)	Includes 27,292 subordinate voting shares that Fredrick DiSanto may acquire through the exercise of stock options within 60 days hereof.
(12)	Includes 20,856 subordinate voting shares that Jeffrey Rutherford may acquire through the exercise of stock options within 60 days hereof.
(13)	Includes 35,000 subordinate voting shares that Claude Rousseau may acquire through the exercise of stock options within 60 days hereof.
(14)	Includes 184,729 subordinate voting shares that Russell Smith may acquire through the exercise of stock options within 60 days hereof.
(15)	Includes 20,000 subordinate voting shares that Robert Lamarre may acquire through the exercise of stock options within 60 days hereof.

Voting Rights

Each multiple voting share entitles its holder to 10 votes per multiple voting share at any meeting of Alithya shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series. Each subordinate voting share entitles its holder to one vote at any meeting of Alithya shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Voting Agreement

On November 1, 2018, each of Ghyslain Rivard, Pierre Turcotte and Paul Raymond, in their capacities as individuals who have the power to vote the securities held by each of Services Informatiques MixMédia inc., 9387‑1010 Québec inc. and Fiducie Direxions (collectively, the “Group of 3”), respectively, entered into a voting agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, each of the members of the Group of 3 agreed to vote, or cause to be voted, all of the Alithya shares over which he has direct or indirect voting control from time to time and at all times (the “Controlled Shares”) at any shareholders’ meeting of Alithya in a manner as will be decided upon by the decision of at least two of the three members of the Group of 3 (the “Majority Decision”). However, no member of the Group of 3 will be required to comply with the Majority Decision in respect of a particular matter if, for that matter, (a) there is no Majority Decision notified to them by the deadline specified in the Voting Agreement, (b) a member of the Group of 3 holding Controlled Shares is not permitted by applicable law to vote on the matter, or (c) the vote is for the election of any of Paul Raymond, Pierre Turcotte or Ghyslain Rivard to the Board.

Under the Voting Agreement, subject to applicable securities laws and the articles of Alithya, each member of the Group of 3 agreed not to transfer his multiple voting shares or convert them into subordinate voting shares, without first offering those multiple voting shares to the other members of the Group of 3, who will then be entitled to purchase their respective pro rata portion of those multiple voting shares. The price of the offered multiple voting shares will be equal to the product obtained by multiplying the number of multiple voting shares offered for sale by the volume-weighted average trading price of the subordinate voting shares on the TSX for the 20-trading day period immediately prior to the offer date.

The Voting Agreement will remain in effect until unanimously terminated by the Group of 3.

The form of the Voting Agreement is filed as Exhibit 9.1 to Alithya’s registration statement on Form F-4 (File No. 333-227310), filed with the SEC on September 12, 2018, and is incorporated by reference herein.

B. Related Party Transactions

Not applicable.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See Item 17. – “Financial Statements.”

A.7Legal Proceedings

During the ordinary course of conducting its business, Alithya may be threatened with or become subject to legal proceedings initiated by third parties or Alithya’s clients. Alithya currently has no material legal or regulatory proceedings pending.

A.8Dividend Policy

Alithya does not currently expect to pay dividends on the subordinate voting shares or the multiple voting shares in the immediate future, and Alithya anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Canadian legal requirements and the Alithya articles of incorporation, be at the sole discretion of the Board and will depend on Alithya’s financial condition, results of operations, capital requirements and other factors the Board deems relevant. Currently, the provisions of Alithya’s senior secured credit facility place certain limitations on the amount of cash dividends that Alithya could pay’s subsidiaries can pay.

B. Significant Changes

We have not experienced any significant changes since the date of our Annual Financial Statements included in this Annual Report.
ITEM 9.  THE OFFER AND LISTING

Not applicable except for Item 9.A.4 and Item 9.C.

The subordinate voting shares have been listed on both NASDAQ and the TSX since November 2, 2018 under the symbol “ALYA.”

ITEM 10.  THE OFFER AND LISTING

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information contained under the caption of “Description of New Alithya Shares” in Alithya’s registration statement on Form F-4, filed with the SEC on September 12, 2018 (File No. 333-227310), is incorporated herein by reference.

C. Material Contracts

Except as described below, Alithya was not a party to any material contracts entered into in the ordinary course of business, for the two years immediately preceding the date of this Annual Report.

At the time of the Transaction, Alithya agreed to assume the employment agreement of Russell Smith, its President, Alithya USA, which agreement was originally entered into between Mr. Smith and Edgewater. A copy of his employment agreement is attached as Exhibit 4.1. The employment agreements of Alithya’s named executive officers attached as Exhibits 10.3 to 10.6 to our Registration Statement on Form F-4 (File No. 333-227310) filed with the SEC on September 26, 2018) remain unchanged, except for Claude Rousseau’s employment agreement, which was amended as of November 1, 2018 due to his relocation to our U.S. offices. A copy of the amendment is attached as Exhibit 4.2.

On January 22, 2019, Alithya entered into a $60,000,000 senior secured revolving credit facility, which replaced its previous facility. The facility can be drawn in Canadian or US dollars, and is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2,500,000. The advances bear interest at the Canadian or US prime rate, plus an applicable margin ranging from 0.00% to 0.75%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.00% to 2.00%, as applicable for Canadian and US advances respectively. The applicable margin is determined based on threshold limits for certain financial ratios. As security for the facility, Alithya provided a first ranking hypothec on the universality of its assets excluding leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing tied to refundable tax credits, to a maximum of $7,500,000. Under the terms of the agreement, Alithya is required to maintain certain financial covenants. The credit facility matures in 2022 and is renewable for additional one-year periods at the lender’s discretion. A copy of the Credit Agreement is attached as Exhibit 4.3 to this Annual Form and is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

D. Exchange Controls

Subject to the following paragraph, there is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of subordinate voting shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by Alithya’s articles or other charter documents on the right of a non-resident to hold or vote subordinate voting shares, other than as provided by the Investment Canada Act (Canada) (the “Investment Canada Act”), the North American Free Trade Agreement Implementation Act (Canada) (the “North American Free Trade Agreement”) and the World Trade Organization Agreement Implementation Act. The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of an investment to establish a new Canadian business by a non-Canadian or of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

Any remittances of dividends to U.S. residents and to other non-residents are, however, subject to withholding tax. See Item 10.E – “Taxation.”

E. Taxation

Certain U.S. Federal Income Tax Considerations

This summary describes certain U.S. federal income tax consequences of the ownership and disposition of subordinate voting shares by U.S. holders.

This summary does not address the U.S. federal income tax consequences of the ownership and disposition by non-U.S. holders of subordinate voting shares. The discussion below is limited to U.S. federal income tax matters. Accordingly, holders should consult their tax advisors regarding the U.S. federal alternative minimum, the Medicare tax on net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the ownership and disposition of subordinate voting shares.

This summary is based on provisions of the U.S. Internal Revenue Code (the “Code”), U. S. Treasury regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings, and judicial interpretations thereof, and the Canada-U.S. Tax Treaty, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the ownership and disposition of subordinate voting shares. In addition, this summary does not take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, including specific tax consequences to a holder under applicable tax treaties other than the Canada-U.S. Tax Treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances.

This summary is limited to considerations relevant for investors holding subordinate voting shares as capital assets (generally, property held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special tax rules, such as:

•	banks, thrifts, mutual funds, financial institutions, underwriters, insurance companies;
•	real estate investment trusts and regulated investment companies;
•	tax-exempt organizations, pension funds, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;
•	expatriates or former long-term residents of the U.S.;
•	persons holding shares through a partnership, limited liability, or other fiscally or tax transparent entity;
•	dealers or traders in securities, commodities or currencies;
•	grantor trusts;
•	persons subject to the alternative minimum tax;
•	U.S. persons whose “functional currency” is not the U.S. dollar;
•	partnerships or other pass-through entities;
•

persons who received subordinate voting shares through the exercise of incentive stock options or through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or in other compensatory arrangements;

•	persons who own (directly, indirectly or constructively) 10% or more (by vote or value) of the outstanding shares of Alithya; or
•

holders holding subordinate voting shares as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction” or other integrated investment, or as other than a capital asset.

Holders that are subject to special provisions under the Code, including holders described immediately above, should consult their tax advisors regarding the U.S. federal, U.S. federal alternative minimum,

U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the ownership and disposition of subordinate voting shares.

As used in this Annual Report, the term “U.S. holder” means a beneficial owner of subordinate voting shares, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the U.S., any state in the U.S. or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•

a trust that (i) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons with respect to all of its substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used in this Annual Report, the term “non-U.S. holder” means a beneficial owner (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) of subordinate voting shares, that is not a U.S. holder.

The U.S. federal income tax treatment of a partner in a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds subordinate voting shares generally will depend on the status of the partner and the activities of the partnership. A partnership or partner in a partnership that holds subordinate voting shares should consult its own tax advisor regarding the tax consequences of investing in and holding subordinate voting shares.

In addition, new rules enacted pursuant to the legislation recently enacted in the United States commonly referred to as the Tax Cuts and Jobs Act (“TCJA”) significantly change the U.S. federal income tax system. The interpretation and application of the TCJA are unclear. U.S. holders should consult their own tax advisors regarding such changes and their potential impact related to an investment in our subordinate voting shares.

U.S. Federal Income Tax Consequences to U.S. Holders of the Ownership and Disposition of Subordinate voting shares

Distributions on Subordinate Voting Shares

Subject to the discussion under “—Passive Foreign Investment Company Status” below, the gross amount of any distribution on subordinate voting shares (including withheld taxes, if any) made out of Alithya’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends paid to corporate U.S. holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code with respect to dividends received from U.S. corporations. Distributions in excess of Alithya’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s basis in such holder’s subordinate voting shares, and thereafter as capital gain. There can be no assurance that Alithya will maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution with respect to subordinate voting shares will constitute ordinary dividend income.

Dividends paid in currencies other than the U.S. dollar, if any, will generally be taxable to a U.S. holder as ordinary dividend income in an amount equal to the U.S. dollar value of the currency received on the date such distribution is actually or constructively received. Such U.S. dollar value must be determined using the spot rate of exchange on such date, regardless of whether the non-U.S. currency is actually converted into U.S. dollars on such date. The U.S. holder may realize exchange gain or loss if the currency received is converted into U.S. dollars after the date on which it is actually or constructively received. Any such gain or loss will be ordinary and will generally be treated as from sources within the U.S. for U.S. foreign tax credit purposes.

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the U.S. which is determined by the U.S. Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Canada-U.S. Tax Treaty meets these requirements. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the U.S. U.S. Treasury Department guidance indicates that the common or ordinary shares which are listed on NASDAQ, should be considered readily tradable on an established securities market in the U.S. Accordingly, the subordinate voting shares are expected to satisfy this requirement during the current year. However, there can be no assurance that the subordinate voting shares will be considered readily tradable on an established securities market in future years. Notwithstanding the foregoing, Alithya will not constitute a qualified foreign corporation for purposes of these rules if either it is a passive foreign investment company, or “PFIC”, for the taxable year in which it pays a dividend or for the preceding taxable year (see “—Passive foreign investment company status” below).

U.S. holders should consult their own advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends paid on subordinate voting shares.

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by Alithya may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on subordinate voting shares will generally be treated as income from sources outside the U.S. and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Subordinate Voting Shares

Subject to the discussion under “—Passive Foreign Investment Company Status” below, a U.S. holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of subordinate voting shares in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and such holder’s tax basis in the shares (determined in U.S. dollars). Any gain or loss recognized by a U.S. holder on a taxable disposition of subordinate voting shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates apply to long-term capital gains of a U.S. holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. holder that is a corporation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of subordinate voting shares will generally be treated as U.S. source gain or loss. Each U.S. holder should consult its own tax advisor as to the tax treatment of dispositions of common shares in exchange for Canadian dollars.

Passive Foreign Investment Company Status

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. holder if Alithya is treated as a PFIC for any taxable year during which the U.S. holder holds subordinate voting shares. A non-U.S. corporation, such as Alithya, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

Alithya is not currently expected to be treated as a PFIC for U.S. federal income tax purposes or for foreseeable future taxable years. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. There can be no assurance that Alithya will not be treated as a PFIC for any taxable year.

If Alithya were to be treated as a PFIC, U.S. holders holding subordinate voting shares could be subject to certain adverse U.S. federal income tax consequences with respect to gain realized on a taxable disposition of such shares and certain distributions received on such shares. In addition, dividends received with respect to subordinate voting shares would not constitute qualified dividend income eligible for preferential tax rates if Alithya is treated as a PFIC for the taxable year of the distribution or for its preceding taxable year. Certain elections (including a mark-to-market election) may be available to U.S. holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. holders should consult their tax advisers regarding the application of the PFIC rules to their investment in subordinate voting shares.

Each current or prospective U.S. holder should consult its own tax advisor regarding potential status of Alithya as a PFIC, the possible effect of the PFIC rules to such holder in their particular circumstances, information reporting required if Alithya were treated as a PFIC and the availability of any election that may be available to the holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of subordinate voting shares and the proceeds from the sale, exchange, or redemption of subordinate voting shares that are paid to a U.S. holder within the U.S. (and in certain cases, outside the U.S.), unless such holder is an exempt recipient. A backup withholding tax may apply to such payments if the holder fails to provide a taxpayer identification number (“TIN”) or certification of exempt status or fails to report in full its dividend and interest income (or if such holder otherwise fails to establish an exemption).

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide its correct TIN.

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information relating to subordinate voting shares, subject to certain exceptions (including an exception for subordinate voting shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, to their tax return, for each year in which they hold subordinate voting shares. Failure to complete such reporting could result in substantial penalties and in the extension of statute of limitations with respect to such holder’s U.S. federal income tax returns. Holders should consult their tax advisors regarding the application of information reporting requirements relating to their ownership of subordinate voting shares.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of subordinate voting shares by a beneficial owner, and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”): (i) deals at arm’s length with Alithya; (ii) is not affiliated with Alithya; (iii) holds the subordinate voting shares as capital property; and (iv) has not entered into, with respect to the subordinate voting shares, a “derivative forward agreement”, a “synthetic disposition arrangement” or a “dividend rental arrangement”, each as defined in the Tax Act (a “Holder”). Generally, the subordinate voting shares will be capital property to a Holder provided the Holder does not acquire or hold such subordinate voting shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any Holder. Accordingly, Holders are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, the Canada-U.S. Tax Convention (1980), as amended (the “Treaty”), the Fifth Protocol to the Treaty signed on September 21, 2007 (the “Protocol”), and Canadian tax counsel’s understanding of the current administrative practices published by the Canada Revenue Agency. This summary does not otherwise take into account any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of subordinate voting shares must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act. The amount of dividends, if any, required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Holders Resident in the U.S.

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and the Treaty: (i) is a resident of the U.S., (ii) is not, and is not deemed to be, a resident of Canada, (iii) does not have a “permanent establishment” or “fixed base” in Canada, and (iv)

does not use or hold, and is not deemed to use or hold, the subordinate voting shares in a business carried on in Canada (a “U.S. resident holder”). Special rules, which are not discussed in this summary, may apply to a U.S. resident holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends on Subordinate Voting Shares

Dividends paid or credited, or deemed under the Tax Act to be paid or credited, to a U.S. resident holder on subordinate voting shares are subject to Canadian withholding tax under the Tax Act at the rate of 25%; however, the rate of Canadian withholding tax applicable to a U.S. resident holder is generally reduced to 15% under the Treaty. A U.S. resident holder must not be subject to the limitation on benefits restrictions in the Treaty to be entitled to the 15% withholding tax rate on dividends on the subordinate voting shares.

Disposition of Subordinate Voting Shares

A U.S. resident holder for whom subordinate voting shares are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of such shares. Generally, provided that subordinate voting shares are listed on a “designated stock exchange” (which includes the TSX and NASDAQ), subordinate voting shares will not be taxable Canadian property to a U.S. resident holder at a particular time unless at any time during the 60-month period immediately preceding that time (a) one or any combination of (i) the U.S. resident holder, (ii) persons with whom the U.S. resident holder did not deal at arm’s length, or (iii) partnerships in which the U.S. resident holder or a person with whom the U.S. resident holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Alithya, and at that time (b) more than 50% of the fair market value of subordinate voting shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law a right in, any such property, whether or not such property exists. Subordinate voting shares may also be deemed to be taxable Canadian property of a U.S. resident holder in certain circumstances.

In the event that subordinate voting shares are taxable Canadian property to the U.S. resident holder, a capital gain realized by a U.S. resident holder on the disposition of subordinate voting shares will generally be exempt from Canadian tax under the Treaty. A U.S. resident holder must not be subject to the limitation on benefits restrictions in the Treaty to be entitled to exemption from Canadian tax on capital gains realized on the disposition of subordinate voting shares.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be resident in Canada (a “Canadian resident holder”). Certain Canadian resident holders may be entitled to make, or may have already made, the irrevocable election under subsection 39(4) of the Tax Act, the effect of which may be to deem the subordinate voting shares (and all other “Canadian securities” as defined in the Tax Act) owned by such Canadian resident holder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Canadian resident holders to whom subordinate voting shares might not otherwise be considered capital property should consult their own tax advisors regarding this election.

This portion of the summary is not applicable to a Canadian resident holder (i) that is a “specified financial institution” as defined in the Tax Act, (ii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iii) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act, (iv) that makes or who has made an election under section 261 of the Tax Act to report its “Canadian tax results” as defined in the Tax Act in a currency other than the Canadian currency, or (v) that is a corporation that, or is a corporation that does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that, is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the subordinate voting shares, controlled by (i) a non-resident corporation, (ii) a non-resident individual, (iii) a non-resident trust, or (iv) a group of persons comprised of any combination of persons included in (i) to (ii) above that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Canadian resident holder should consult their own tax advisors.

Dividends on Subordinate Voting Shares

Dividends received or deemed to be received on subordinate voting shares by an individual Canadian resident holder (including certain trusts) will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including an enhanced gross-up and dividend tax credit for dividends designated as “eligible dividends” by Alithya. Dividends received or deemed to be received on subordinate voting shares by a Canadian resident holder that is a corporation will be included in computing its income and will generally be deductible in computing taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Canadian resident holder that is a corporation as proceeds of a disposition or a capital gain. A Canadian resident holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable to pay a 38 1⁄3% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the subordinate voting shares to the extent that such dividends are deductible in computing the Canadian resident holder’s taxable income.

Disposition of Subordinate Voting Shares

Generally, a Canadian resident holder who disposes or is deemed to dispose of a subordinate voting share will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than the adjusted cost base of the subordinate voting shares to the Canadian resident holder.

One-half of any capital gain (a “taxable capital gain”) realized must be included in the Canadian resident holder’s income. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss (an “allowable capital loss”) must be deducted against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in any of the three prior years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.

A Canadian resident holder that is throughout the year a “Canadian-Controlled Private Corporation” (as defined in the Tax Act) may be liable to pay a refundable tax at a rate of 10 2⁄3% on certain investment income, including taxable capital gains. Canadian resident holders that are “Canadian-Controlled Private Corporations” should consult their own tax advisors regarding their particular circumstances.

THE U.S. FEDERAL AND CANADIAN FEDERAL INCOME TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF SUBORDINATE VOTING SHARES SHOULD CONSULT SUCH HOLDER’S TAX ADVISOR AS TO THE CONSEQUENCES OF AN INVESTMENT IN SUBORDINATE VOTING SHARES IN LIGHT OF SUCH HOLDER’S PARTICULAR CIRCUMSTANCES.

F. Dividends and Payment Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

This Annual Report and the related exhibits are available for viewing at our offices at 700 De La Gauchetière Street West, Suite 2400, Montréal, QC, Canada H3B 5M2, telephone: (+1) (514) 315‑2824. Copies of our financial statements and other continuous disclosure documents required under Canadian securities laws are available for viewing on SEDAR at www.sedar.com.

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

I. Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Alithya’s financial instruments consist of cash, short-term deposits, restricted cash, accounts receivable and other receivables, line of credit, accounts payable and accrued liabilities and long-term debt. Alithya, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: interest rate risk, credit risk, liquidity risk and currency risk. Senior management and the Board are responsible for setting risk levels and reviewing risk management activities as they determine necessary.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Alithya is exposed to fluctuations in interest rates with respect to its bank borrowings and long-term debt. For the years ended March 31, 2019 and 2018, the interest rate risk profile of Alithya’s borrowings was as follows:

	For the fiscal year ended March 31,
(In $ Thousands)	2019	2018
Senior secured revolving credit facility	24,949	–
Line of credit	–	24,066
Loans payable – tax credit financing (bank prime rate plus 1.5%)	–	1,956
	24,949	26,022

For the year ended March 31, 2019, management determined that a 1% variance in the interest rates on the variable rate borrowings would have an impact of approximately $248,000 (2018 - $146,000) on loss before income taxes. This analysis assumes that all other variables would remain constant. The analysis was performed on the same basis for the year ended March 31, 2018.

Liquidity risk

Liquidity risk is the risk that Alithya would not be able to meet its financial obligations as they become due or could only do so at excessive cost. Alithya’s activities are financed through a combination of cash flows from operations, borrowings under existing credit facilities, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of assets and liabilities as well as cash flows. As at March 31, 2019, Alithya had an authorized secured senior revolving credit facility in the amount of $60,000,000, of which $24,950,000 was drawn.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities.

	For the fiscal year ended March 31, 2019
	Total	2020	2021	2022	2023	2024	Thereafter
	($)	($)	($)	($)	($)	($)	($)
Accounts payable and accrued liabilities	28,161	28,161	–	–	–	–	–
Senior secured revolving credit facility	29,149	1,493	1,493	26,163	–	–	–
Balance of purchase payable, non-interest bearing	4,100	1,000	1,000	–	2,100	–	–
	61,410	30,654	2,493	26,163	2,100	–	–

	For the fiscal year ended March 31, 2018
	Total	2019	2020	2021	2022	2023	Thereafter
	($)	($)	($)	($)	($)	($)	($)
Line of credit	24,066	24,066	–	–	–	–	–
Accounts payable and accrued liabilities	25,311	25,311	–	–	–	–	–
Loans payable – investment tax credit financing (bank prime rate plus 1.5%)	1,964	1,964	–	–	–	–	–
Unsecured loan payable, 9.5% interest, maturing in July 2020	12,217	950	950	10,317	–	–	–
Balance of purchase payable, non-interest bearing	7,350	1,000	3,250	–	3,100	–	–
	70,908	53,291	4,200	10,317	3,100	–	–

Credit risk

Credit risk is the risk of loss due to a counterparty's inability to meet its obligations. As at March 31, 2019 and 2018, Alithya’s credit risk exposure consisted mainly of the carrying amounts of cash and short-term deposits held with major Canadian banks and accounts receivable and other receivables.

The credit risk in respect of cash balances and short-term deposits is minimal as they are held with reputable financial institutions.

With respect to accounts receivable, Alithya was exposed to a concentration of credit risk on significant customers operating in Canada. However, any exposure associated with these customers is mitigated by the relative size of and the nature of business carried on by such customers. A significant portion of accounts receivable is due from banks with high credit-ratings, assigned by international credit-rating agencies, government agencies, telecommunications and retail. In order to manage its exposure to credit risk and assess credit quality, Alithya reviews counterparty credit ratings on a regular basis and sets credit limits when deemed necessary.

Historically, bad debts experienced by Alithya have been negligible.

Currency risk

Alithya is exposed to currency risk on its foreign operations which are denominated in a currency other than the Canadian dollar, mainly U.S. dollars and euros, and as such, is subject to fluctuations as a result of foreign exchange rate variations.

The following table illustrates the sensitivity of profit and equity in regards to Alithya’s financial assets and financial liabilities and the U.S. dollars/Canadian dollars exchange rate and euros/Canadian dollars exchange rate ‘all other things being equal’. It assumes a +/- 6% change of the Canadian dollars/U.S. dollars exchange rate for the year ended March 31, 2019. A +/- 7% change is considered for the Canadian dollars/euros exchange rate (2018: 14%). Both of these percentages were determined based on the average market volatility in exchange rate in the previous twelve months. The sensitivity analysis is based on Alithya’s foreign currency financial instruments held at each reporting date.

	Profit for the year			Equity
	US$	Euro	Total	US$	Euro	Total
	($)	($)	($)	($)	($)	($)
March 31, 2019	(93)	48	(45)	(3,717)	(281)	(3,998)
March 31, 2018	–	48	48	–	(510)	(510)

For further information, including information on the fair value of financial instruments, please see “Note 20. Financial Instruments” of our Annual Financial Statements included at the end of this Annual Report.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURES

A. -D

See Item 5. – “Operating Financial Review and Prospects” — “Management’s Discussion and Analysis of Financial Condition and Results of Operations” — “Management’s Evaluation of our Disclosure Controls and Procedures.”

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C – “Board Practices” — “Committees of Alithya’s Board of Directors” — “Audit and Risk Management Committee.”

ITEM 16B.  CODE OF ETHICS

The Board has adopted a code of business conduct and ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC. Our code of business conduct and ethics is available on our website at https://investors.alithya.com/governance. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees billed by Raymond Chabot Grant Thornton LLP for certain services rendered to Alithya during fiscal years ended March 31, 2018 and 2019.

	For the year ended March 31,
	2019	2018
Audit fees (1)	$329,810	$124,323
Audit-related fees (2)	$373,464	$393,656
Tax fees (3)	$111,034	$5,932
All other fees (4)	—	—
Total	$814,308	$523,911

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by Raymond Chabot Grant Thornton LLP for the audit of our annual consolidated financial statements and review of Alithya’s interim condensed consolidated financial statements.

(2)

“Audit-related fees” includes assurance and related services reasonably related to the audit of our annual consolidated financial statement not included in audit services which are included in “Audit fees” as well as, for both fiscal years, accounting and financial reporting services rendered by Raymond Chabot Grant Thornton LLP in connection with Alithya becoming a public issuer, such as the review of the Company’s Form F-4 filed with the Securities and Exchange Commission in the U.S. as well as the Company’s non-offering prospectus filed with the securities regulators in Canada. In addition, for both fiscal years, fees included the financial and tax due diligence related to the acquisition of Edgewater.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by Raymond Chabot Grant Thornton LLP for tax compliance and tax advice.
(4)	“All other fees” includes the aggregate fees billed in each of the fiscal years. There were no other fees incurred in either fiscal year.

The increase in the fees billed by Raymond Chabot Grant Thornton LLP are directly related to the Transaction.

Audit Committee Pre-Approval Policies and Procedures

Alithya’s Audit Committee reviews and pre-approves the scope and the cost of audit services related to Alithya and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit. All of the services related to Alithya provided by Raymond Chabot Grant Thornton LLP listed above have been pre-approved by the Audit Committee.

ITem 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

As a “foreign private issuer” under the U.S. Securities Exchange Act of 1934, as amended, Alithya is permitted, pursuant to NASDAQ Stock Market Rule 5615(a)(3), to follow its home country practice in lieu of certain NASDAQ corporate governance standards provided that it discloses and describes the same. A description of the significant ways in which Alithya’s governance practices currently differ from those followed by domestic companies pursuant to the Rule 5600 series of the NASDAQ Stock Market Rules is set out below:

•

NASDAQ Stock Market Rules 5605(d)(2) and 5605(e)(1) provide that each member of compensation committee and nomination committee must be an independent director, as defined in NASDAQ Stock Market Rule 5605(a)(2). Alithya follows applicable Canadian laws, who do not mandate a compensation committee or a nomination committee comprised entirely of independent directors. Alithya’s Corporate Governance, Nominating and Compensation Committee currently comprised a majority of independent directors; and

•

NASDAQ Stock Market Rule 5620(c) provides that the minimum quorum requirement for a meeting of shareholders is 33⅓% of the outstanding common voting shares. Alithya is governed by the QBCA which permits Alithya to specify a quorum requirement in its by-laws. Under Alithya’s bylaws, a quorum for the transaction of business at any meeting of shareholders is at least two persons present in person or by proxy and representing at least 25% of the issued and outstanding shares of Alithya carrying the right to vote at the meeting. The rules of the TSX, upon which Alithya’s subordinate voting shares are also listed, do not contain specific quorum requirements.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 16. FINANCIAL STATEMENTS.

See Item 17. — “Financial Statements.”

ITEM 17.  FINANCIAL STATEMENTS.

Our Annual Financial Statements are included at the end of this Annual Report.

ITEM 18.  EXHIBITS.

EXHIBIT INDEX

1.1	Articles of incorporation of Alithya Group inc. (incorporated by reference from Exhibit 99.1 of our Report on Form 6-K furnished to the SEC on November 2, 2018).
1.2	By-laws of Alithya Group inc. (incorporated by reference from Exhibit 99.2 of our Report on Form 6-K furnished to the SEC on November 2, 2018).
2.1

Form of Specimen Certificate for subordinate voting shares of Alithya Group inc. (incorporated by reference from Exhibit 4.1 to our Registration Statement on Form F-4 (File No. 333-227310) filed with the SEC on September 26, 2018).

3.1

Form of Voting Agreement by and among Ghyslain Rivard, Pierre Turcotte and Paul Raymond (incorporated by reference from Exhibit 9.1 to our Registration Statement on Form F-4 (File No. 333-227310) filed with the SEC on September 12, 2018).

4.1	Employment Agreement between Edgewater Technology, Inc. and Russell Smith, dated as of December 18, 2009.
4.2	Amendment to Employment Agreement between Alithya Group inc. and Claude Rousseau, dated as of November 1, 2018.
4.3	Credit Agreement by and among, inter alia, Alithya Group inc. and the Bank of Nova Scotia dated January 22, 2019.†
4.4	Alithya Group inc. Long Term Incentive Plan. (incorporated by reference from Exhibit 4.4 of our Registration Statement on Form S-8 (File No. 333-228487) filed with the SEC on November 20, 2018).
4.5	Alithya Group inc. Share Purchase Plan. (incorporated by reference from Exhibit 4.5 of our Registration Statement on Form S-8 (File No. 333-228487) filed with the SEC on November 20, 2018).
8.1	Subsidiaries of Alithya Group inc.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Raymond Chabot Grant Thornton LLP

†Certain portions of this exhibit have been omitted because they are both: (i) not material; and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALITHYA GROUP INC.

By:	/s/ Paul Raymond
Name:	Paul Raymond
Title:	President and Chief Executive Officer

Date: June 19, 2019

ALITHYA GROUP INC.
ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2019

Report of Independent Registered Public Accounting Firm
Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 T 514-878-2691

To the Board of Directors and Shareholders of
Alithya Group inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Alithya Group inc. (hereafter “the Company”) as of March 31, 2019 and 2018, the related consolidated statements of operations, changes in shareholders’ equity, comprehensive loss, and cash flows for each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2019 and 2018, and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended March 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2012.

Montréal, Canada
June 18, 2019

Consolidated Statements of Operations

		For the year ended March 31,
(in thousands of Canadian dollars, except per share data)		2019	2018	2017
	Notes	$	$	$
Revenues	2	209,478	159,290	115,818
Cost of revenues	2	155,202	124,597	92,899
Gross margin		54,276	34,693	22,919

Operating expenses
Selling, general and administrative expenses	16	52,615	31,403	19,048
Business acquisition and integration costs		5,818	2,079	119
Depreciation of property and equipment	5	980	870	449
Amortization of intangibles	6	8,092	5,724	5,179
Foreign exchange		(144)	58	(18)
		67,361	40,134	24,777
Operating loss		(13,085)	(5,441)	(1,858)
Financial expenses	17	2,241	2,097	1,631
Loss before income taxes		(15,326)	(7,538)	(3,489)
Income tax expense (recovery)
Current	10	289	81	(147)
Deferred	10	(3,140)	(395)	(474)
		(2,851)	(314)	(621)
Net loss		(12,475)	(7,224)	(2,868)
Basic and diluted loss per share	14	(0.34)	(0.31)	(0.16)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

As at		March 31,	March 31,
(in thousands of Canadian dollars)		2019	2018
	Notes	$	$
Assets
Current assets
Cash		12,801	14,465
Short-term deposits	12	1,324	-
Accounts receivable and other receivables	4	67,146	33,762
Income taxes receivable		1,217	765
Unbilled revenue		7,583	6,884
Tax credits receivable		5,829	7,794
Prepaid		3,166	767
		99,066	64,437
Non-current assets
Restricted cash	21	2,165	2,124
Income taxes receivable		632	-
Tax credits receivable		2,536	-
Property and equipment	5	2,339	1,821
Intangibles	6	47,551	15,149
Deferred tax assets	10	2,946	632
Goodwill	7	79,634	31,712
		236,869	115,875

Liabilities and Shareholders' Equity
Current liabilities
Line of credit	21	-	24,066
Accounts payable and accrued liabilities	8	48,935	36,801
Deferred revenue		5,998	2,017
Current portion of long-term debt	9	1,000	2,956
		55,933	65,840
Non-current liabilities
Long-term debt	9	27,305	15,619
Deferred tax liabilities	10	2,016	2,234
Deferred lease inducements		159	156
		85,413	83,849
Shareholders' equity
Share capital	11	186,861	54,251
Deficit		(39,113)	(23,927)
Accumulated other comprehensive income		1,469	558
Contributed surplus		2,239	1,144
		151,456	32,026
		236,869	115,875
Business combinations and private placement	3
Commitments and contingencies	12

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

For the year ended March 31

(in thousands of Canadian dollars except share data)

	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2018		25,951,311	54,251	(23,927)	558	1,144	32,026
Net loss		-	-	(12,475)	-	-	(12,475)
Cumulative translation adjustment on consolidation of self-sustaining foreign subsidiary		-	-	-	911	-	911
Total comprehensive income		-	-	(12,475)	911	-	(11,564)
Share-based compensation	11	-	-	-	-	581	581
Issuance of Class A shares	11	12,191,433	52,812	-	-	-	52,812
Issuance of Class AA shares	11	68,615	309	-	-	-	309
Redemption of Class A shares and related share redemption premium	11	(95,970)	(252)	(180)	-	-	(432)
Dividends	11	-	-	(2,531)	-	-	(2,531)
Issuance of Subordinate Voting Shares from exercise of stock options	11	91,739	302	-		(58)	244
Exchange of shares pursuant to the Transaction:							-
Exchange of shares of Old Alithya for shares of Alithya	11	(38,115,389)	(107,927)	-	-	-	(107,927)
Issuance of Subordinate Voting Shares	11	30,946,405	104,412	-	-	-	104,412
Issuance of Multiple Voting Shares	11	7,168,984	3,515	-	-	-	3,515
Issuance of shares on business acquisition	3, 11	17,458,348	78,364	-	-	572	78,936
Share-based compensation on shares vested during the year, issued on business acquisitions	11	-	1,075	-	-	-	1,075
Total contributions by, and distributions to, shareholders		29,714,165	132,610	(2,711)	-	1,095	130,994
Balance as at March 31, 2019		55,665,476	186,861	(39,113)	1,469	2,239	151,456

Balance as at March 31, 2017		24,601,490	49,384	(16,738)	(137)	859	33,368
Net loss		-	-	(7,224)	-	-	(7,224)
Cumulative translation adjustment on consolidation of self-sustaining foreign subsidiary		-	-	-	695	-	695
Total comprehensive income		-	-	(7,224)	695	-	(6,529)
Share-based compensation	11	-	-	-	-	289	289
Issuance of Class A shares	11	344,459	1,309	-	-	-	1,309
Issuance of Class A shares on business acquisition	11	1,146,707	1,425	-	-	-	1,425
Issuance of Class A shares from the exercise of stock options	11	2,500	8	-	-	(4)	4
Share-based compensation on shares vested during the year, issued on business acquisitions	11	-	2,701	-	-	-	2,701
Redemption of Class A shares and related share redemption premium	11	(143,845)	(576)	35	-	-	(541)
Total contributions by, and distributions to, shareholders		1,349,821	4,867	35	-	285	5,187
Balance as at March 31, 2018		25,951,311	54,251	(23,927)	558	1,144	32,026

Consolidated Statements of Changes in Shareholders’ Equity (CONT’D)

For the year ended March 31

(in thousands of Canadian dollars except share data)

	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2016		22,255,809	36,031	(9,878)	-	636	26,789
Net loss		-	-	(2,868)	-	-	(2,868)
Cumulative translation adjustment on consolidation of self-sustaining foreign subsidiary		-	-	-	(137)	-	(137)
Total comprehensive income		-	-	(2,868)	(137)	-	(3,005)
Share-based compensation	11			-	-	249	249
Shares granted under various service contracts	11	198,112	651	-	-	-	651
Issuance of Class A shares	11	5,174,409	17,000	-	-	-	17,000
Issuance of Class A shares on business acquisition	11	844,404	1,250	-	-	-	1,250
Issuance of Class A shares from the exercise of stock options	11	20,000	38	-	-	(26)	12
Redemption of Class A shares and related share redemption premium	11	(1,604,730)	(2,839)	(2,329)	-	-	(5,168)
Redemption of Class I shares and related share redemption premium	11	(1,036,514)	(1,449)	(1,537)	-	-	(2,986)
Redemption of Class B shares	11	(1,250,000)	(1,250)	-	-	-	(1,250)
Share issue costs	11	-	(48)	-	-	-	(48)
Dividends	11		-	(126)	-	-	(126)
Total contributions by, and distributions to, shareholders		2,345,681	13,353	(3,992)	-	223	9,584
Balance as at March 31, 2017		24,601,490	49,384	(16,738)	(137)	859	33,368

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Loss

	For the year ended March 31,
(in thousands of Canadian dollars)	2019	2018	2017
	$	$	$
Net loss	(12,475)	(7,224)	(2,868)
Other comprehensive income (loss)
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiary, net of tax	911	695	(137)
	911	695	(137)
Comprehensive loss	(11,564)	(6,529)	(3,005)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

		For the year ended March 31,
(in thousands Canadian dollars)		2019	2018	2017
	Notes	$	$	$
Operating activities
Net loss		(12,475)	(7,224)	(2,868)
Items not affecting cash
Depreciation and amortization		9,072	6,594	5,628
Amortization of finance costs	17	144	28	28
Amortization of deferred lease inducements		(69)	(70)	(60)
Share-based compensation	11	1,656	4,163	1,167
Unrealized foreign exchange		(171)	-	-
Interest accretion on balances of purchase payable	17	211	232	138
Deferred taxes		(3,140)	(395)	(474)
Changes in non-cash working capital items	18	(14,801)	(1,638)	2,105
		(7,098)	8,914	8,532
Net cash from (used in) in operating activities		(19,573)	1,690	5,664

Investing activities
Additions to property and equipment, net of disposals		(984)	(463)	(1,231)
Additions to intangibles		(524)	(961)	(160)
Short-term deposits		(1,324)	-	-
Restricted cash		(41)	(2,124)	-
Business acquisition, net of cash acquired	3	24,869	(13,396)	(1,339)
Net cash from (used in) from investing activities		21,996	(16,944)	(2,730)

Financing activities
Line of credit drawn (repaid)	15	(40,547)	24,066	(2,349)
Increase of long-term debt, net of related transaction costs	15	29,459	-	4,302
Repayment of long-term debt	15	(20,422)	(2,385)	(3,600)
Share redemption	11	(432)	(541)	(10,241)
Payment of dividends and assumed dividend	3, 11	(23,972)	-	(285)
Exercise of stock options	11	244	-	-
Share issuance, net of share issue costs	3, 11	50,047	8	16,990
Net cash from (used in) financing activities		(5,623)	21,148	4,817

Effect of exchange rate changes		1,536	2	44
Net change in cash		(1,664)	5,896	7,795
Cash, beginning of year		14,465	8,569	774
Cash, end of year		12,801	14,465	8,569

Cash paid (included in cash flow used in operating activities) :
Interest paid		1,789	897	1,148
Income taxes paid		308	830	210

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARs ENDED MARCH 31, 2019, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

1.	GOVERNING STATUTES AND NATURE OF OPERATIONS

Alithya Group inc. (“Alithya” or the “Company”) (formerly 9374-8572 Québec Inc.) was incorporated on March 8, 2018 under the Business Corporations Act (Quebec). The Company was created for the purpose of the business combination (note 3) between Alithya Canada Inc. (formerly Alithya Group Inc.) (“Old Alithya”), incorporated on April 2, 1992 under the Companies Act (Québec), now the Business Corporations Act (Québec), Alithya USA, Inc. (formerly Edgewater Technology, Inc.) (“Edgewater”), a corporation governed under the laws of Delaware and previously listed on the NASDAQ Global Market and 9374-8572 Delaware Inc. (“U.S. Merger Sub”), a corporation governed under the laws of Delaware and a wholly-owned subsidiary of the Company. As of the opening of markets, on November 2, 2018, the Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) commenced trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.

The Company and its subsidiaries (the “Group”) provide innovative consulting services in the areas of information technology, including systems integration, strategy and expert recruiting services, mainly in the financial services, manufacturing, energy, transportation and logistics, telecommunication, professional services, healthcare and government.

The Company is the Group’s ultimate parent company and its head office is located at 700, De La Gauchetière West, Suite 2400, Montréal, Quebec, Canada, H3B 5M2.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on June 18, 2019.

Basis of Measurement and Comparative Figures

The consolidated financial statements have been prepared on an accrual basis and under the historical cost basis except for certain assets and liabilities initially recognized in connection with business combinations.

Certain figures have been reclassified to conform to the current year presentation.

Principles of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has the right to variable returns from its relationship with the entity and is able to affect those returns through its power over the activities of the entity. The subsidiaries’ financial statements are included in these consolidated financial statements from the date of commencement of control until the date that control ceases.

Subsidiaries’ accounting policies have been adjusted, when necessary, to align with the policies adopted by the Group.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

2.	Summary of Significant Accounting Policies (Cont’d)

All intercompany balances and transactions, and any unrealized income and expenses arising from intra-company transactions, are eliminated on consolidation.

These consolidated financial statements include the accounts of the Company and the accounts of its wholly-owned subsidiaries. All subsidiaries have a reporting date of March 31. The Company’s primary subsidiaries are as follows:

		2019	2018
Entity	Jurisdiction	Percentage Ownership	Percentage Ownership

Alithya Canada inc.	Quebec, Canada	100%	100%
Alithya Consulting Inc.	Quebec, Canada	100%	100%
Alithya Digital Technology Corporation	Ontario, Canada	100%	100%
Alithya Consulting SAS	France	100%	100%
Pro2p Services Conseils Inc.	Canada	100%	100%
Alithya USA, Inc.	Delaware, USA	100%	-
Alithya Financial Solutions, Inc.	Delaware, USA	100%	-
Alithya Ranzal LLC	Delaware, USA	100%	-
Alithya Zero2Ten, Inc.	Delaware, USA	100%	-
Alithya Fullscope Solutions, Inc.	Delaware, USA	100%	-
Zero2Ten EMEA Limited	United Kingdom	100%	-
Alithya Solutions Canada Inc.	Canada	100%	-

Business combinations

The Group accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Group recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values and any non-controlling interest in the acquiree. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on management’s assumptions, including assumptions that would be made by market participants, acting in their economic best interest. These assumptions include the future expected cash flows arising from the intangible assets identified. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and any identified synergies with the Group’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, property and equipment, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts, tax and other contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition, if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of operations.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

2.	Summary of Significant Accounting Policies (Cont’d)

translation of foreign currencies

The Group’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date, except for non-monetary items measured at fair value, which are translated using the exchange rates at the date when the fair value was determined. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the reporting date. Unrealized and realized translation gains and losses, resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency, are reflected in the consolidated statements of operations.

Foreign operations

In the Group’s consolidated financial statements, all assets, liabilities and transactions of Group entities with a functional currency other than the Canadian dollars are translated into Canadian dollars upon consolidation. The functional currencies of entities within the Group have remained unchanged during the reporting period. On consolidation, assets and liabilities have been translated into Canadian dollars at the closing rate at the reporting date. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian dollars at the closing rate. Revenue and expenses have been translated into Canadian dollars at the average rate over the reporting period. Exchange differences are charged or credited to other comprehensive income and recognized in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to the consolidated statements of operations and are recognized as part of the gain or loss on disposal.

Segmented Reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to the transactions with any of the Group’s other segments.

Based on the information received and the analyzed by the decision-makers on a regular basis, the Group has determined that it has a single reportable segment. Within this single reportable segment, results can be analyzed by geographic location (Canada, United States and Europe) and major service category (System integration and consulting services, Payrolling services and Software revenue).

Revenue Recognition, Unbilled Revenue and Deferred Revenue

The Group generates revenue principally through the provision of consulting services in the areas of information technology including systems implementation and strategy. These services are provided under arrangements with varying pricing mechanisms.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

2.	Summary of Significant Accounting Policies (Cont’d)

To determine whether to recognize revenue, the Group follows a 5-step process:

•	Identifying the contract with a customer;
•	Identifying the performance obligations;
•	Determining the transaction price;
•	Allocating the transaction price to the performance obligations;
•	Recognizing revenue when/as performance obligation(s) are satisfied.

The total transaction price for a contract is allocated amongst the various performance obligations based on their relative stand-alone selling prices. Revenue is recognized either at a point in time or over time, when (or as) the Group satisfies performance obligations by transferring the promised goods or services to its customers.

The Group recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in the statement of financial position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognizes either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

Certain of the Group’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue, provided that the Group objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Time and materials arrangements - Revenue from consulting services and systems implementations under time and materials arrangements is recognized as the services are rendered.

Fixed-fee arrangements - Revenue from consulting services and systems implementations under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Group primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Unbilled revenue and deferred revenue - Amounts recognized as revenue in excess of billings are classified as unbilled revenue. Amounts received in advance of the performance of services are classified as deferred revenue.

Retainer based arrangements - The client pays a recurring fee in exchange for a monthly recurring service (typically support). The revenue for these arrangements is recognized over time (using an hours-based input method). Revenue recognition over time is based on customer simultaneously receiving and consuming the benefit of the services provided.

Estimated losses on revenue-generating contracts - Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at the inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs, if any, with the excess recorded in accounts payable and accrued liabilities. Management regularly reviews arrangement profitability and underlying estimates.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

2.	Summary of Significant Accounting Policies (Cont’d)

Software revenue - Software revenue is generated from the resale of certain third-party off-the-shelf software and maintenance. The majority of the software sold by the Group is delivered electronically. For software that is delivered electronically, the Group considers transfer of control to have occurred when the customer either (a) takes possession of the software via a download (that is, when the customer takes possession of the electronic data on its hardware), or (b) has been provided with access codes that allow the customer to take immediate possession of the software on its hardware pursuant to an agreement or purchase order for the software. In all instances, the resale of third-party software and maintenance is recorded on a net basis. Group created software, and the associated maintenance, is reported on a gross basis, however it is immaterial in all periods presented.

Third party software and maintenance revenue are recognized upon delivery of the software, as all related warranty and maintenance is performed by the primary software vendor and not the Group.

The Group enters into arrangements with multiple performance obligations which typically include software, post-contract support (or maintenance), and consulting services. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Group has determined standalone selling price for each of the performance obligations in connection with the evaluation of arrangements with multiple performance obligations. The Group has established standalone selling price for consulting services based on a stated and consistent rate per hour range in standalone transactions. The Group has established standalone selling price for software through consistent stated rates for software components. The Group has established standalone selling price for maintenance based on observable prices for standalone renewals.

Lease Revenue - Rental income, including contingent rent, from operating leases is recognized over the term of the contract and is reflected in revenue. Contingent rent may arise when payments due under contracts are not fixed in amount but vary based on future amount of usage.

FINANCIAL INSTRUMENTS

Recognition and Derecognition

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

2.	Summary of Significant Accounting Policies (Cont’d)

Classification and Initial Measurement of Financial Assets

Except for those accounts receivables and other receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).

Financial assets, other than those designated and effective as hedging instruments, are classified into the following categories:

•	amortized cost
•	fair value through profit or loss (FVTPL)
•	fair value through other comprehensive income (FVOCI).

In the periods, presented the Company does not have any financial assets categorized as FVOCI or FVTPL.

The classification is determined by both:

•	the entity’s business model for managing the financial asset
•	the contractual cash flow characteristics of the financial asset.

All income and expenses relating to financial assets that are recognized in profit or loss presented within financial expense, except for impairment of accounts receivables and other receivables, which is presented within selling, general and administrative expenses.

Subsequent measurement of financial assets

Financial assets at amortized cost

Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVTPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows;
•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash, restricted cash, short-term deposits and accounts receivable and other receivables fall into this category of financial instruments.

Impairment of financial assets

IFRS 9’s impairment requirements use more forward-looking information to recognize expected credit losses – the ‘expected credit loss (ECL) model’. This replaces IAS 39’s ‘incurred loss model’. Instruments within the scope of the new requirements included loans and other debt-type financial assets measured at amortized cost and FVOCI, accounts receivables and other receivables recognized and measured under IFRS 15 and loan commitments and some financial guarantee contracts (for the issuer) that are not measured at fair value through profit or loss.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

2.	Summary of Significant Accounting Policies (Cont’d)

Recognition of credit losses is no longer dependent on the Group first identifying a credit loss event. Instead the Group considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

•	financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (‘Stage 1’) and
•	financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (‘Stage 2’).

‘Stage 3’ would cover financial assets that have objective evidence of impairment at the reporting date.

‘12-month expected credit losses’ are recognized for the first category while ‘lifetime expected credit losses’ are recognized for the second category. Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

Previous Financial Asset Impairment under IAS 39

In the prior year, the impairment of accounts receivables and other receivables was based on the incurred loss model. Individually significant receivables were considered for impairment when they were past due or when other objective evidence was received that a specific counterparty will default. Receivables that were not considered to be individually impaired were reviewed for impairment in groups, which are determined by reference to the industry and region of the counterparty and other shared credit risk characteristics. The impairment loss estimate was then based on recent historical counterparty default rates for each identified group.

Accounts Receivable and Other Receivables

The Group makes use of a simplified approach in accounting for accounts receivable and other receivables and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Group uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

The Group assesses impairment of accounts receivables and other receivables on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the days past due.

Classification and measurement of financial liabilities

The Group’s financial liabilities include line of credit, accounts payable and accrued liabilities and long-term debt.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss.

Subsequently, financial liabilities are measured at amortized cost using the effective interest method and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognized in profit or loss (other than derivative financial instruments that are designated and effective as hedging instruments).

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

2.	Summary of Significant Accounting Policies (Cont’d)

All interest-related charges and, if applicable, changes in an instrument’s fair value are reported in the consolidated statements of operations within financial expenses.

Transaction Costs

Transaction costs related to financial assets classified as fair value through profit and loss are expensed as incurred. Transaction costs related to loans and receivables and liabilities are considered as part of the carrying value of the asset or liability and are then amortized over the expected life of the instrument using the effective interest rate method.

Financial Income and Expenses

Financial income includes interest income on cash and short-term deposits. Interest income is recognized as it accrues in earnings, using the effective interest method. Financial expenses include interest expense on borrowings, effective interest on non-interesting bearing vendor financing arising from business combinations, amortization of unwinding of the discount on provisions, impairment losses recognized on financial assets and other interest and bank charges.

Earnings per share

Basic earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to the common shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised and deferred share units. The net earnings (loss) attributable to the common shareholders corresponds to the net earnings (loss) adjusted by deducting earnings allocated to preferred shares.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the weighted average number of additional common shares that would have been outstanding assuming the conversion of all dilutive potential equity instruments.

Dilutive potential outstanding stock options include the total number of additional common shares that would have been issued by the Company assuming stock options with exercise prices below the average market price for the year were exercised and reduced by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

Common shares include the Subordinate Voting Shares and Multiple Voting Shares (as defined further herein) starting November 1, 2018 and Class A and Class AA shares prior to November 1, 2018.

Restricted Cash

Restricted cash represents amounts held in trust as required by contractual obligations arising from business acquisitions. Restricted cash that is not expected to become unrestricted within the next twelve months is included in non-current assets on the statements of financial position.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

2.	Summary of Significant Accounting Policies (Cont’d)

Government Assistance - Tax Credits

A subsidiary is eligible for tax credits for the development of e-business from the Quebec Provincial government. These tax credits are accounted for as government assistance, following the income approach. Under this method, tax credits are recorded when there is reasonable assurance that the assistance will be received and that the subsidiary will comply with all relevant conditions. Tax credits related to operating expenditures are then recorded as a reduction of the related expense and recognized in the period in which the related expenditures are charged to operations. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset.

The tax credits recorded are based on management's best estimates of amounts expected to be received and are subject to audit by the tax authorities.

The ultimate tax treatment is only determinable once a notice of assessment is issued by the relevant taxation authority and payment has been received. Any differences arising between the final resolution and the original assumptions made may result in adjustments to the tax credits receivable and income tax expense in subsequent periods.

PROPERTY AND EQUIPMENT (“P&E”)

Property and equipment are recorded at cost and amortized over their estimated useful lives, using the following methods:

	Method	Rates
Furniture, fixtures and equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Leasehold improvements	Straight line	Over the term of the lease

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Lease payments under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term. Operating lease incentives, typically for premises, are recognized as a reduction in the rental expense over the lease term and recorded on the statements of financial position as deferred lease inducements.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

2.	Summary of Significant Accounting Policies (Cont’d)

Intangibles

Intangible assets consist mainly of customer relationships, non-compete agreements, internal-use business solutions and software licenses and tradenames. Internal use business solutions and software licenses (“Software”) are recorded at cost. In addition, internal-use business solutions developed internally are capitalized when they meet specific capitalization criteria related to technical and financial feasibility and when the Group demonstrates its ability and intention to use them. Amortization of internal-use business solutions commences once the solution is available for use. Customer relationships, internal-use business solutions and software licenses acquired through business combinations are initially recorded at their fair value. The Group amortizes its intangible assets using the straight-line method over their estimated useful lives, as follows

	Method	Period
Customer relationships	Straight line	3 - 10 years
Non-compete agreements	Straight line	3 - 10 years
Software	Straight line	3 years
Tradenames	-	Indefinite

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition and it is measured net of accumulated impairment losses. Goodwill is not amortized, but instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the goodwill may be impaired.

Impairment of P&E, intangibles and goodwill

Timing of impairment testing

The carrying amounts of the Group's P&E, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Group assesses whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the impairment is tested at least annually, typically as at March 31.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

2.	Summary of Significant Accounting Policies (Cont’d)

Impairment testing

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU"). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the CGU, or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in consolidated earnings. Impairment losses recognized in respect of CGUs that include goodwill are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis not beyond the highest of:

•	The fair value less costs of disposal; and
•	Value in use of the individual asset, if determinable.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Group’s provisions may consist of liabilities for leases of premises that the Group has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. The Group may record restructuring provisions related to business combinations and termination of employment costs incurred as part of the Group's productivity improvement initiatives. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provision due to the passage of time is recognized as a finance cost. The Group accrues provisions for onerous leases, which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

In the case of decommissioning liabilities pertaining to operating leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term, the provision is determined using the present value of the estimated future cash outflows.

Restructuring provisions, consisting primarily of severance, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

2.	Summary of Significant Accounting Policies (Cont’d)

Income Taxes

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred income tax assets and liabilities are recognized in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share Capital

Common shares and preferred shares that are not redeemable or are redeemable only at the Group's option are classified as equity. Incremental costs directly attributable to the issue of common and preferred shares and stock options are recognized as a deduction from equity, net of any tax effects. Dividends payable by the Company to its common and preferred shareholders, which are determined at the discretion of the Board and in accordance with the terms of each category of preferred shares (Notes 11), are recorded when declared. Dividends on common and preferred shares are recognized as distributions within equity. When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from share capital for the shares' assigned value, any excess being allocated to contributed surplus to the extent that contributed surplus was created by a net excess of proceeds over cost on cancellation or resale of shares of the same class (charged to retained earnings if no contributed surplus for the same class of shares exists), and any discount being assigned to contributed surplus. Repurchased shares are made available to eligible employees for purchase at the price (fair value) then in effect, in the context of the share purchase plan described in Note 11.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

2.	Summary of Significant Accounting Policies (Cont’d)

Share-Based Compensation Plans

Share purchase plan

The Company operates a share purchase plan for eligible employees of the Company and its subsidiaries. Under this plan, the Group matches the contributions made by employees up to a maximum percentage of the employee's salary. The Group’s contributions to the plan are recognized in salaries within cost of revenues and selling, general and administrative.

Long-term incentive plan

The Company operates a long-term incentive plan for eligible employees and directors of the Company and its subsidiaries which provides for various types of awards.

Stock options

Stock option expense is based on the grant date fair value of the stock option expected to vest over the vesting period. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For stock options with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its vesting period.

Any consideration paid by participants on exercise of stock options is credited to capital stock together with any related share-based compensation expense originally recorded in contributed surplus. If the amount of the tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense for stock options, this indicates that the tax deduction relates not only to remuneration expense but also to an equity item. In this situation, the Company recognizes the excess of the associated current or deferred tax to contributed surplus prior to an award being exercised, and any such amounts are transferred to capital stock upon exercise of the stock options.

Deferred share units (“DSU”)

DSU are settled in common shares of the Company and the expense is based on the grant date fair value of the awards with a corresponding adjustment through contributed surplus.

Significant Management Judgement in Applying Accounting Policies and Estimation Uncertainty

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

2.	Summary of Significant Accounting Policies (Cont’d)

Information related to critical judgements required in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following note:

•	Revenue recognition – please refer to Fixed-fee arrangements;
•	Income taxes (note 10);

Information related to assumptions and estimation uncertainties described below with a significant risk of resulting in material adjustments within the next year are included within the following notes:

•	Tax credits – please refer to GOVERNMENT ASSISTANCE - TAX CREDITS
•	Impairment considerations on long-lived assets and goodwill, particularly future cash flows and cost of capital (notes 5, 6 and 7);
•

Fair value measurement – management uses valuation techniques to determine the fair value of financial instruments and non-financial assets, where active market quotes are not available. These techniques involve the development of estimates and assumptions to determine how a market participant would price the instrument. Management bases its assumptions on observable data to the extent available. In the absence of observable data, management uses the best information available. Estimated fair values may vary from actual prices obtained in an arm’s length transaction at the reporting date.

•	Business combinations and private placement (note 3)
•	Useful lives of depreciable assets (notes 5 and 6)
•	Deferred tax assets (note 10)
•	Share-based compensation (note 11)
•	Provisions (note 8);
•	Contingent liabilities (note 8)

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

2.	Summary of Significant Accounting Policies (Cont’d)

New Standards and Interpretations Adopted as at april 1,, 2018

IFRS 15 – Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers and related clarifications to IFRS 15 Revenue from Contracts with Customers (hereinafter referred to as “IFRS 15”) replace IAS 18 Revenue, IAS 11 Constructions Contracts and several revenue related interpretations.

The Group has adopted the new accounting standard effective April 1, 2018 using the retrospective method, with the effect of initially applying this standard recognized at the beginning of the earliest period presented and has elected to apply the practical expedient to not apply this standard to contracts which are completed before the beginning of the earliest period presented or April 1, 2017, and the practical expedients for contract modifications (assessing the contracts in combination with any modifications before April 1, 2017).

The adoption of IFRS 15 has mainly affected the Group’s presentation method of its payrolling services from gross reporting to net reporting based on the new criteria for determining whether the Group is a principal or an agent in these transactions.

The following table summarizes the impact of adopting IFRS 15 on the Group’s consolidated financial statements for the years ended March 31, 2018 and 2017. There was no impact on the Group’s consolidated statements of financial position as at March 31, 2018 and the consolidated statements of cash flows and comprehensive loss for the years ended March 31, 2018 and 2017 nor on the Group’s net loss.

Year ended March 31, 2018
	Previously reported	Adjustments	Balance with adoption of IFRS 15
	$	$	$
Revenues	206,666	47,376	159,290
Cost of revenues	(171,973)	(47,376)	(124,597)

Year ended March 31, 2017
	Previously reported	Adjustments	Balance with adoption of IFRS 15
	$	$	$
Revenues	151,932	36,114	115,818
Cost of revenues	(129,013)	(36,114)	(92,899)

IFRS 9 – Financial Instruments

The Group has adopted IFRS 9 – Financial Instruments, as at April 1, 2018. This new standard sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items and introduces an ‘expected credit loss’ (“ECL”) model . This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement.

When adopting IFRS 9, the Group applied transitional relief and opted not to restate prior periods. Differences arising from the adoption of IFRS 9 in relation to classification, measurement, and impairment are recognized in deficit.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

2.	Summary of Significant Accounting Policies (Cont’d)

The following table summarizes the classification and measurement of the Group’s consolidated financial instruments accounted as under IFRS 9 – Financial Instruments as compared to the Group’s previous policy in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

	IAS 39 – March 31, 2018	IFRS 9 – April 1, 2018
Assets
Cash	Loans and receivables	Amortized cost
Short-term deposits	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Accounts receivable and other receivables	Loans and receivables	Amortized cost
Liabilities
Accounts payable and accrued liabilities, excluding accrued compensation, consumption taxes payable and provisions	Amortized cost	Amortized cost
Line of credit	Amortized cost	Amortized cost
Long-term debt	Amortized cost	Amortized cost

IFRS 9 -Financial Instruments also introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The Group elected to apply the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivables and other receivables.

To measure the expected credit losses, accounts receivables and other receivables have been grouped based on shared credit risk characteristics. The other assets have substantially all the same risk characteristics as the accounts receivables for the same types of customer. The Group has therefore concluded that the expected loss rates for accounts receivables are a reasonable approximation of the loss rates for other receivables.

The adoption of the expected credit loss impairment model did not have an impact on the Group’s consolidated financial statements.

There have been no changes to the classification or measurement of financial liabilities as a result of the application of IFRS 9.

Future Accounting Standards

At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:

IFRS 16 – Leases

IFRS 16 - Leases, which will replace IAS 17 - Leases, introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. It will result in most leases being recognized on the statement of financial position by lessees as lease liabilities with a corresponding right-of-use asset. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Group will adopt IFRS 16 effective April 1, 2019 (hereafter "the initial application date"). The Group is acting as a lessee for its leases.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

2.	Summary of Significant Accounting Policies (Cont’d)

Management has performed a review of the new guidance as compared to the Group's current accounting policies, including a review of the various practical expedients and other elections available under the new guidance, an analysis of the Group's significant existing leases for treatment under the new guidance and an analysis estimating the potential impact on the consolidated financial statements. The Group is using the modified retrospective approach for transition and as a result, the Group's March 31, 2019 consolidated financial statements will not be restated. Accordingly, the Group will make use of the practical expedient available on transition to IFRS 16 - Leases not to reassess whether a contract is or contains a lease and the definition of a lease in accordance with IAS 17 - Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease will continue to apply to those leases entered or modified before April 1, 2019. The Group will apply recognition exemptions across its complete portfolio of leased assets for short-term leases and leases of low value items. Furthermore, the Group will use certain relevant practical expedients available under the modified retrospective approach. Specifically, these include (i) applying a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) relying on the assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review, (iii) excluding leases for which the lease term ends within 12 months of the date of initial application, (iv) excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application, and (v) using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

The discount rates are based on market rates as of April 1, 2019, for debt for maturities ranging from 5 to 10 years. As of March 31, 2019, the Group has non-cancellable operating lease commitments of $14.2 million. Of these commitments, approximately $3.6 million relate to short-term and low value leases which will be recognized on a straight-line basis as expense in net loss. The adoption of this new guidance will result in changes to the statement of financial position, including (i) the recognition of approximately $6.0 - $6.6 million in right-of-use assets and (ii) the recognition of approximately $6.0 - $6.6 million in lease liabilities included in borrowings, current and non-current.

Based on the Group's current portfolio of leases, management expects:

•

an increase in cash flows from operating activities and a decrease in cash flows from financing activities, as operating lease payments will be reclassified to financing cash flows as components of interest and lease obligations; and

•

an insignificant change to net loss but with reclassification of amounts between costs within selling, general and administrative expenses and depreciation of right-of-use assets and financial expenses as operating lease costs are reclassified into amortization of the right-of-use assets and interest expense on the related lease obligation.

Conceptual Framework for Financial Reporting

On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework will be effective on January 1, 2020. Management is currently assessing but has not yet determined the impact of this new standard on the Group’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Group’s consolidated financial statements.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

3.	Business Combinations and Private Placement

Edgewater Technologies Inc.

Overview

On March 15, 2018, the Company, Old Alithya, Edgewater, and U.S. Merger Sub, entered into an arrangement agreement, as amended on September 10, 2018 and October 17, 2018, (the “Arrangement Agreement”).

On November 1, 2018, and pursuant to the terms of the Arrangement Agreement, among other things, (i) the Company acquired Old Alithya, by way of a statutory plan of arrangement under the Business Corporations Act (Québec) (the “Arrangement”), and (ii) U.S. Merger Sub merged with and into Edgewater, with Edgewater being the surviving corporation (the “Merger”). The Arrangement and the Merger are, collectively referred to herein, as the “Transaction”.

As consideration for the Arrangement, former shareholders of Old Alithya received, for each common share of Old Alithya (“Old Alithya Common Shares”), held immediately prior to the Transaction, one newly issued Subordinate Voting Shares and, for each multiple voting share of Old Alithya (“Old Alithya Multiple Voting Shares”) held immediately prior to the Transaction, one newly issued Class B multiple voting share of the Company (the “Multiple Voting Shares”). As consideration for the Merger, former shareholders of Edgewater received, for each share of common stock of Edgewater (“Edgewater Common Stock”) held immediately prior to the Transaction, 1.1918 Subordinate Voting Shares of the Company.

Following completion of the Transaction, former shareholders of Old Alithya and Edgewater became shareholders of the Company, and each of Old Alithya and Edgewater became wholly-owned subsidiaries of the Company.

In connection with the Transaction, and pursuant to the terms of the Arrangement Agreement, Edgewater declared to the Edgewater shareholders of record immediately prior to the closing date of the Transaction, a special dividend equal to US $1.15 per share, approximately $22,108,000 (US $16,840,000), in aggregate, in cash. In addition, the exercise price of Edgewater stock options outstanding, immediately prior to the closing date of the Transaction, was reduced by the special dividend amount of US $1.15 per stock option and, upon completion of the Transaction, divided by the 1.1918 equity exchange ratio.

The Transaction was approved by the respective shareholders of Old Alithya and Edgewater on October 25, 2018 and October 29, 2018, respectively.

On October 30, 2018, Old Alithya closed a private placement, where an aggregate 11,736,055 subscription receipts were issued at a price of $4.50 per subscription receipt (the “Offering”). Each subscription receipt automatically converted into an Old Alithya common share, immediately prior to the close of the Transaction, and then exchanged for one Subordinated Voting Share of the Company, pursuant to the Arrangement Agreement. The net proceeds of the Offering were used to reduce indebtedness, fund future growth initiatives and for general corporate purposes. Costs related to the share issuance under the private placement, for the year ended March 31, 2019 of $2,764,885, net of deferred income taxes of $714,000 have been recorded in equity as share issue costs.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

3.	Business Combinations and Private Placement (Cont’d)

Purchase Price Allocation

Old Alithya is considered as the acquirer of Edgewater, as the Company was formed only to issue equity instruments to effect the Transaction. In addition, Old Alithya shareholders held the majority of the voting rights of the Company once the Transaction was completed. The Transaction constituted a business combination as Edgewater meets the definition of a business. Since Old Alithya was considered the acquirer, the consolidated financial statements are presented as a continuation of Old Alithya. As such, the comparative figures presented in these consolidated financial statements are those of Old Alithya. The assets acquired and the liabilities assumed were recorded at their fair value at the time of the closing of the Transaction, being November 1, 2018.

The fair value of the assets acquired, liabilities assumed, and the purchase consideration is preliminary pending completion of an independent valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the Transaction, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the Transaction, then the fair value will be revised.

For the year ended March 31, 2019, the Company incurred acquisition related costs of approximately $3,929,908. These costs have been recorded in the consolidated statements of operations in business acquisition and integration costs.

The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquistion of Edgewater	$
Cash	24,869
Accounts receivable and other receivables	27,705
Income taxes receivable	1,770
Unbilled revenue	1,741
Prepaid	1,076
Current assets	57,161
Property and equipment	510
Intangibles	39,410
Goodwill	47,161
Total assets acquired	144,242

Line of credit	15,749
Accounts payable and accrued liabilities	22,312
Dividend payable	22,108
Deferred revenue	3,751
Current liabilities	63,920
Deferred lease inducements	64
Deferred tax liabilities	1,322
Total liabilities assumed	65,306

Net assets acquired	78,936

Identifiable net assets

The fair value of the accounts receivable and other receivables acquired as part of the acquired business amounted to $27,705,000, with a gross contractual amount of $28,500,000. As at the acquisition date, the Group’s best estimate of the contractual cash flow not expected to be collected amounted to $795,000.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

3.	Business Combinations and Private Placement (Cont’d)

Goodwill

The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, work force and expected synergies from integrating Edgewater into the Group’s existing business. The goodwill will not be deductible for tax purposes.

Consideration transferred

The following table summarizes the acquisition date fair value of each major class of consideration transferred:

$
Issuance of 17,458,348 shares (note 11)	78,364
Stock based payments	572
Total consideration transferred	78,936

The subscription receipt issue price, under the private placement, of $4.50 per subscription receipt, having been determined with third-party investors, can be a reasonable reference for the fair value of the shares issued.

Following the closing of the Transaction, the issued and outstanding stock options of Edgewater were converted (note 11) into stock options of the Company and are deemed to be issued as part of the consideration of the Transaction. Their fair value has been estimated at $572,000 using the Black-Scholes option pricing model with the following assumptions:

Weight average assumptions
Share price	$4.94
Exercise price	$3.52 – $7.61
Risk-free interest rate	1.72% – 2.37%
Expected volatility*	30%
Dividend yield	-
Expected option life (years)	0.04 – 3.19

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

Edgewater’s contribution to the Group results

The Edgewater business contributed revenues of approximately $50,229,000, a gross margin of $19,401,000 and a loss of $2,097,000 to the Group for the period November 1, 2018 to March 31, 2019. If the acquisition had occurred on April 1, 2018, consolidated pro-forma revenue and loss before income taxes for the year ended March 31, 2019 would have been $282,386,000 and $17,296,000, respectively. These amounts have been calculated using Edgewater’s results and adjusting for:

•	differences in the accounting policies between the Group and its subsidiaries;
•	the removal of results from business segment not acquired;
•	the removal of transaction costs incurred by Edgewater from April 1, 2018 to November 1, 2018; and
•	the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2018 together with the consequential tax effects.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

3.	Business Combinations and Private Placement (Cont’d)

Alithya Digital Technology Corporation (“ADT”) (formerly Systemware Innovation Corporation)

On April 3, 2017, Old Alithya acquired all of the issued and outstanding shares of Systemware Innovation Corporation, "ADT", a Toronto-based information technology and software engineering consulting firm, in order to position itself in the Ontario market. The transaction was completed for total consideration of $21,593,499, cash consideration of $15,703,196 (including a working capital adjustment of $6,195,370), non-interest bearing vendor financing of $5,100,000, with a fair value of $4,465,526 and  1,146,703 Class A shares (note 11) with a value of $1,424,777 (including a working capital adjustment of 122,667 Class A shares of Old Alithya with a value of $466,318). See Note 11 for details.

The goodwill recognized consists mainly of the future economic value associated to the acquired work force and is not deductible for income tax purposes.

Transaction costs of $428,947, consisting of legal and accounting advisory fees have been recorded as acquisition costs and charged to consolidated earnings during the year. The fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquistion of ADT	$
Cash	2,307
Accounts receivable and other receivables	5,231
Unbilled revenue	812
Prepaid	214
Current assets	8,564
Property and equipment	558
Intangibles	5,658
Goodwill	9,794
Total assets acquired	24,574

Accounts payable and accrued liabilities	1,378
Deferred revenue	109
Current liabilities	1,487
Deferred tax liabilities	1,494
Total liabilities assumed	2,981

Net assets acquired	21,593

The cash outflows associated with the acquisition are summarized as follows:

$
Consideration transferred settled in cash	15,703
Cash acquired	(2,307)
Net cash outflow on acquisition	13,396

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

4.ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

As at	March 31,
	2019	2018
	$	$
Trade accounts receivable, net (a)	57,011	23,117
Trade accounts receivable from shareholders exercising significant influence	9,653	9,842
Other receivables	482	803
	67,146	33,762

(a)

As at March 31, 2019, amounts owing from one client represented, individually, more than 10% of the total trade accounts receivable and, globally, 14% of the total trade accounts receivable (two clients represented 41% of the total trade accounts receivable as at March 31, 2018).

During the year, two clients, individually, generated more than 10% of total revenue and, globally, generated 25% of total revenue (two and three clients individually generated more than 10% of total revenue and globally generated 32% and 41% of total revenue in 2018 and 2017, respectively).

5.	PROPERTY AND EQUIPMENT

As at	March 31, 2019				March 31, 2018
	Furniture, fixtures & equipment	Computer equipment	Leasehold impro- vements	Total	Furniture, fixtures & equipment	Computer equipment	Leasehold impro- vements	Total
	$	$	$	$	$	$		$
Cost	1,234	2,062	1,262	4,558	1,000	1,707	952	3,659
Additions	196	227	584	1,007	68	316	79	463
Acquisitions	16	494	-	510	184	138	236	558
Disposals / retirements	(10)	(13)	-	(23)	(27)	(99)	(6)	(132)
Foreign currency translation adjustment	(1)	30	(2)	27	9	-	1	10
Subtotal	1,435	2,800	1,844	6,079	1,234	2,062	1,262	4,558
Accumulated depreciation	690	1,435	612	2,737	482	1,153	297	1,932
Depreciation expense	179	409	392	980	201	360	309	870
Disposals / retirements	(5)	2	-	(3)	(6)	(93)	-	(99)
Foreign currency translation adjustment	2	28	(4)	26	13	15	6	34
Subtotal	866	1,874	1,000	3,740	690	1,435	612	2,737
Net carrying amount	569	926	844	2,339	544	627	650	1,821

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

6.	Intangibles

As at	March 31, 2019					March 31, 2018
	Customer relationships	Software	Tradenames	Non- compete agreements	Total	Customer relationships	Software	Total
	$	$	$	$	$	$	$	$
Cost	28,348	1,256	-	-	29,604	22,708	190	22,898
Additions, purchased	425	1	-	-	426	-	65	65
Additions through business acquisitions	26,701	-	12,398	311	39,410	5,640	18	5,658
Additions, internally generated	-	98	-	-	98	-	896	896
Foreign currency translation adjustment	349	-	206	5	560	-	87	87
Subtotal	55,823	1,355	12,604	316	70,098	28,348	1,256	29,604
Accumulated amortization	14,203	252	-	-	14,455	8,598	133	8,731
Amortization expense	7,634	392	-	66	8,092	5,605	119	5,724
Subtotal	21,837	644	-	66	22,547	14,203	252	14,455
Net carrying amount	33,986	711	12,604	250	47,551	14,145	1,004	15,149

The tradenames related to the Enterprise Performance Management (“EPM”) US operations and the Enterprise Resource Planning (“ERP”) US operations, both stemming from the Edgewater acquisition (Note 3), have a carrying value of $7,318,000 and $5,286,000, respectively, as at March 31, 2019 and are assessed by management as having indefinite useful lives. Consequently, the Group completed the annual impairment test as at March 31, 2019 and concluded no impairment occurred in 2019.

7.	Goodwill

The Group completed the annual impairment test at March 31, 2019 for its five Cash Generating Units (“CGU’s”) and in 2018 of its three CGU’s. The Group’s CGU’s are categorized as follows: (i) the operations in Canada excluding ADT, (ii) the operations of ADT, (iii) the operations in France, (iv) EPM US operations and (v) ERP US operations. The Group concluded no impairment occurred during 2019 and 2018.

As at	March 31, 2019
	Canada	ADT	France	EPM US	ERP US	Total
	$	$	$	$		$
Beginning balance	20,060	9,794	1,858	-	-	31,712
Business acquisition	-	-	-	35,066	12,095	47,161
Foreign currency translation adjustment	-	-	(22)	582	201	761
Net carrying amount	20,060	9,794	1,836	35,648	12,296	79,634

As at	March 31, 2018
	Canada	ADT	France	EPM US	ERP US	Total
	$	$	$	$		$
Beginning balance	20,060	-	1,463	-	-	21,523
Business acquisition	-	9,794	-	-	-	9,794
Foreign currency translation adjustment	-	-	395	-	-	395
Net carrying amount	20,060	9,794	1,858	-	-	31,712

The recoverable amount of each CGU was determined based on the value-in-use calculations, covering a detailed three-year forecast, followed by an extrapolation of expected cash flows for the remaining useful lives using the declining growth rate determined by management. The present value of the expected cash flows using each CGU is determined by applying a suitable after tax value WACC reflecting current market assessments of the time value of money and the CGU-specific risks.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

7.	Goodwill (CONT’D)

Key assumptions used in impairment testing by CGU are as follows:

As at	March 31, 2019
	Canada	ADT	France	EPM US	ERP US
	%	%	%	%	%
After tax WACC	12.4	12.4	14.2	13.6	13.6
Long-term growth rate of net operating cash flows*	3.5	3.5	3.5	3.5	3.5

* The long-term growth rate is based on published industry research.

As at	March 31, 2018
	Canada	ADT	France	EPM US	ERP US
	%	%	%	%	%
After tax WACC	11.0	12.4	15.1	-	-
Long-term growth rate of net operating cash flows*	3.5	3.5	3.5	-	-

* The long-term growth rate is based on published industry research.

8.	Accounts payable and accrued liabilities

As at	March 31,
	2019	2018
	$	$
Trade accounts payable	19,004	17,569
Accrued liabilities	9,158	7,610
Accrued compensation	18,182	8,915
Consumption taxes payable	1,505	1,646
Trade accounts payable to shareholders exercising significant influence	-	132
Performance obligations in customer contracts	932	-
Provision	154	929
	48,935	36,801

The following table summarizes the provision recorded by the Group:

As at	March 31,
	2019	2018
	$	$
Beginning balance	929	739
Paid or otherwise settled	(775)	-
Additional provision	-	190
Ending balance	154	929

The provision as at March 31, 2018 was in respect of former employee claims.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

9.	Long-term debt

The following table summarizes the Group’s long-term debt:

As at	March 31,
	2019	2018
	$	$
Senior secured revolving credit facility (the “Credit Facility”)(a) ,	24,949	-
Balance of purchase payable with a nominal value of $5,100,000, non-interest bearing (5.8% effective interest rate), $1,000,000 payable April 3, 2019, $1,000,000 payable April 3, 2020, and $2,100,000 payable April 3, 2022	3,765	4,615
Unsecured loan payable, 9.5% interest, maturing in July 2020, or any time after July 2017 without penalty, accelerated repayment terms apply if certain EBITDA targets are met(b)	-	10,000
Balance of purchase payable, repaid during the year with a nominal value of $2,250,000, non-interest bearing (5.8% effective interest rate)	-	2,106
Loan payable, bearing interest at the bank prime rate plus 1.5% (4.95%), payable September 30, 2018, secured by a first ranking hypothec in the amount of $5,400,000(b) on the universality of amounts receivable and a priority charge on tax credits receivable, as well as a standby letter of credit in the amount of $196,000	-	1,956
Unamortized transaction costs (net of accumulated amortization of $11,424 and $56,876 )	(409)	(102)
	28,305	18,575
Current portion of long-term debt	1,000	2,956
	27,305	15,619

(a)

The senior secured revolving credit facility is available to a maximum amount of $60,000,000 and can be drawn in Canadian and the equivalent amount in US dollars. It is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2,500,000.

The advances bear interest at the Canadian or US prime rate, plus an applicable margin ranging from 0.00% to 0.75%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.00% to 2.00%, as applicable for Canadian and US advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.

As at March 31, 2019, the advance drawn on the Credit Facility amount to US$18,550,000 ($24,749,000) and $200,000. The US advances bear interest at the US base rate of 5.50% plus applicable margin and the Canadian advances bear interest at 3.95% plus applicable margin.

As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding leased equipment and Investissement Quebec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits, to a maximum of $7,500,000. Under the terms of the agreement, the Group is required to maintain certain financial covenants. The Credit Facility matures in 2022 and is renewable for additional one-year periods at the lender’s discretion.

(b)	Under the terms of the agreement with the lender, the Group was subject to the same financial covenants required by the Group’s banker under the line of credit agreement (Note 21).

The Group was in compliance with all of its financial covenants at March 31, 2019 (Note 21).

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

10.	INCOME TAXES

Income tax expense (recovery) for the year is as follows:

Year ended	March 31,
	2019	2018	2017
Current tax expense (recovery)	$	$	$
Current tax expense (recovery) for the year	289	81	(9)
Current tax recovery on the application of losses from previous business combination to prior years	-	-	(138)
Total current tax expense (recovery)	289	81	(147)

Deferred tax expense (recovery)
Origination and reversal of temporary differences	(3,140)	(395)	(474)
Others	-	-	-
Total deferred tax expense (recovery)	(3,140)	(395)	(474)
Total tax recovery	(2,851)	(314)	(621)

The Group’s effective income tax rate differs from the combined Federal, US State and Provincial Canadian statutory tax rate as follows:

Year ended	March 31,
	2019		2018		2017
	%	$	%	$	%	$
Loss before income taxes		(15,326)		(7,538)		(3,489)
Company's statutory tax rate	26.7	(4,092)	26.7	(2,013)	26.8	(935)
Non-deductible share-based compensation expense	(4.2)	642	(13.3)	1,004	(25.8)	900
Other non-deductible and tax exempt items	(2.7)	409	(9.2)	695	16.8	(586)
Change in unrecognized deferred tax assets	(2.3)	361	-	-	-	-
Other	1.1	(171)	-	-	-	-
Effective income tax rate	18.6	(2,851)	4.2	(314)	17.8	(621)

The Group’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Group operates.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

10.	Income Taxes (cont’d)

Deferred income tax assets and liabilities

The amounts recognized in the consolidated statement of financial position consist of:

As at	March 31,
	2019	2018
	$	$
Deferred tax liabilities	(2,016)	(2,234)
Deferred tax assets	2,946	632
	930	(1,602)

Movements in temporary differences during the year were as follows:

As at	March 31, 2019					March 31, 2018
	Beginning balance	Recognized in earning	Recognized in equity	Business acquisition	Total	Beginning balance	Recognized in earning	Business acquisition	Total
	$	$	$		$	$	$	$	$
Losses available for carryforward and other tax deductions	3,395	1,141	-	9,133	13,669	3,513	(118)	-	3,395
Deferred financing costs	39	155	714	-	908	30	9	-	39
Total deferred tax assets	3,434	1,296	714	9,133	14,577	3,543	(109)	-	3,434
Intangibles and goodwill	(2,906)	1,862	-	(10,455)	(11,499)	(2,486)	1,137	(1,557)	(2,906)
Tax credits	(1,752)	(157)	-	-	(1,909)	(1,512)	(240)	-	(1,752)
Other	(378)	139	-	-	(239)	(48)	(393)	63	(378)
Total deferred tax liability	(5,036)	1,844	-	(10,455)	(13,647)	(4,046)	504	(1,494)	(5,036)
Net carrying amount	(1,602)	3,140	714	(1,322)	930	(503)	395	(1,494)	(1,602)

Losses available for carryforward for which no deferred tax asset was recognized
Expiry date (1)	USA
$
2020	42,017
2037	10,701
Indefinite	9,587
62,305

(1)

Net operating losses amounting to $59,587,000 of which $42,017,000 will expire in 2020, are limited due to the U.S. tax rules applicable on the acquisition of Edgewater. In addition, the Company has i) state losses amounting to approximatively $35 million (with expiry dates ranging from 2020 to 2039) and ii) deductible temporary differences totalling approximately $11 million for which no deferred tax benefit has been recognized.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

11.	Share Capital and Dividends

On October 31, 2018 the Company amended its articles in order to change its authorized capital from an unlimited number of common shares, without par value, to an unlimited number of Subordinate Voting Shares, an unlimited number of Multiple Voting Shares and an unlimited number of preferred shares, all without par value. The sole common share previously issued for cash consideration of $1.00 was cancelled.

Authorized

As at March 31, 2019, the Company had an unlimited number of shares without par value as follows:

•

Subordinate Voting Shares, carrying one vote per share, ranking pari passu with the Multiple Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs;

•

Multiple Voting Shares, carrying ten votes per share, ranking pari passu with the Subordinate Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets on liquidation, dissolution or wind-up, each share being convertible at the holder’s entire discretion into Subordinate Voting Shares on a share for share basis, and being automatically converted upon their transfer to a person who is not a permitted holder or upon the death of a permitted holder, unless otherwise acquired by any of the remaining permitted holders in accordance with the terms of the voting agreement entered into between permitted holders; and

•

Preferred Shares, issuable in series, each series ranking pari passu with other series but prior to any class ranking junior thereto, as well as prior to Subordinate Voting Shares and Multiple Voting Shares as to the right to receive dividends, and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs. If and when issued, preferred shares will have such voting rights and conversion rights as may be determined by the Company’s Board at the time of issuance thereof.

As at March 31, 2018, Old Alithya had an unlimited number of shares without par value as follows:

•	Classes A, A CRCD and A IQ shares, voting and participating, ranking pari passu
•	Classes A CRCD and A IQ, convertible into class A shares
•	Class AA shares, super voting (10 votes per share) and participating
•	Class B shares, non-voting and non-participating, non-cumulative, discretionary, variable dividend, retractable at the paid-up capital amount
•	Class C shares, non-voting and non-participating, non-cumulative dividend from 0% to 15%, retractable at the paid-up capital amount
•	Class D shares, non-voting and non-participating, non-cumulative dividend from 0% to 15%, retractable at the paid-up capital amount
•	Class E shares, non-voting and non-participating, dividend payable upon death of the holder from the life insurance capital dividend account
•	Class F shares, super voting (100 votes per share) and non-participating, non-cumulative dividend from 0% to 15%, retractable or upon death of the holder at the paid-up capital amount
•	Class G shares, super voting (10 votes per share) and participating
•	Class H shares, non-voting and non-participating, preferred cumulative dividend at an annual rate of 10%, redeemable or mandatorily retractable 5 years after issuance

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

11.	Share Capital and Dividends (CONT’D)
•

Class I shares, non-voting and non-participating, preferred cumulative quarterly dividend at a rate equal to the Bank of Canada prime rate effective on January 1 of each year, redeemable quarterly over a five year period as of the date of issue, at an annual rate of 20%, at the issue price, convertible into class A shares

•	Class J shares, voting and participating, preferred cumulative dividend at an annual rate of 10%, convertible into class A shares at the holder's option
•	Class K shares, voting and participating, preferred cumulative dividend at an annual rate of 4% of the paid up capital amount at the issue date, convertible into class A shares at the holder's option
•	Class L shares, voting and participating, preferred cumulative dividend at an annual rate of 4% of the paid up capital amount at the issue date, convertible into class A shares at the holder's option

Issued

Due to restrictions imposed on Old Alithya in connection with the Transaction, it was determined that Old Alithya could not fairly issue or repurchase securities of its share capital nor determine the fair market value thereof. The private placement (note 3), having been completed with third party investors can be a reasonable reference for the fair market value of the shares, at a price of $4.50 per share. On October 31, 2018, immediately prior to the Transaction (note 3), Old Alithya completed the following transactions settling outstanding obligations, at a price of $4.50 per share, being the price of the private placement.

•

Accumulated dividends on the Class K and L shares were declared and paid through the issuance of 103,704 and 44,444 Class A shares, respectively having a stated value of $466,667 and $200,000, in the aggregate, respectively;

•

The issuance of 68,615 Class AA shares and 307,230 Class A shares in respect of the settlement of obligations, amounting to $308,769 and $1,384,421, respectively, owed as employee compensation, professional services rendered and employee share purchase plan;

•

The repurchase, from past employees, of 95,970 Class A shares, having a stated value of $251,615 in aggregate, for cash consideration of $431,752, with the difference resulting in a premium on share redemption of $180,137 recorded to deficit.

In addition, Old Alithya completed the following transactions:

•	Accumulated dividends, on October 31, 2018, on the Class J shares were declared and paid, in cash, for the aggregate amount of $1,864,383.
•

Under the private placement (note 3), 11,736,055 Class A shares of Old Alithya were issued for cash consideration of $52,812,248. The Company incurred share issue costs in the amount of $2,764,885 net of deferred income taxes of $714,000.

During the year ended March 31, 2018 of Old Alithya, the following transactions occurred:

•	35,492 Class A shares with a paid-up capital of $134,898 were exchanged for 35,492 Class AA with an equivalent paid-up capital amount;
•	344,459 Class A shares were issued for cash consideration of $1,309,222;

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

11.	Share Capital and Dividends (CONT’D)
•

As part of the transaction described in note 3 (ADT), a total of 1,146,707 Class A shares were issued as partial consideration for the acquisition of ADT with a total value of $1,424,777, of which 359,681 were issued without restrictions and 787,026 Class A shares were issued and deposited in escrow with one-third being released on each of the first three anniversaries of the closing date provided that the holders have not resigned or been terminated for cause prior to the escrow release date. The value of the vested shares for 2018 were 1,793,000;

•

As part of the business acquisition of Pro2p, Class A shares issued to employees as share-based compensation on the acquisition date vested during the year. The value of the vested shares for 2018 were $908,000;

•	2,500 stock options were exercised and 2,500 Class A shares were issued for cash consideration of $8,218;
•

143,845 Class A shares were redeemed for cash consideration of $541,996 with a paid-up capital of $575,553. This transaction resulted in a share redemption discount of $33,557 accounted for as a decrease of the deficit;

•	1,916,577 Class J shares with a paid-up capital of $5,500,000 were exchanged for 1,916,577 Class A shares with an equivalent paid-up capital amount;
•

Old Alithya was party to multiple share purchase and resale transactions under which it acquired its own shares and subsequently resold them to employee shareholders. These transactions had no impact on the number of outstanding shares or on the amounts recorded in the share capital account.

The transaction activity related to the Class A and AA shares of Old Alithya for the period from April 1, 2018 to October 31, 2018 is summarized as follows:

As at	October 31, 2018
	Class A		Class AA
	Number of shares	$	Number of shares	$
Beginning balance (Old Alithya balance)	12,009,378	30,948	7,100,369	3,206
Issued in relation to dividends and employee compensation	455,378	2,051	68,615	309
Issued for private placement (Note 3)	11,736,055	50,761	-	-
Redeemed	(95,970)	(252)	-	-
Share-based compensation on shares vested during the period, issued on business acquisitions	-	807	-	-
Ending balance	24,104,841	84,315	7,168,984	3,515

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

11.	Share Capital and Dividends (CONT’D)

The transaction activity related to the Class A and AA shares of Old Alithya for the period from April 1, 2017 to March 31, 2018 is summarized as follows:

As at	March 31, 2018
	Class A		Class AA
	Number of shares	$	Number of shares	$
Beginning balance	8,778,472	20,715	7,064,877	3,072
Issued	1,493,666	2,742	-	-
Redeemed	(143,845)	(576)	-	-
Converted into Class AA	(35,492)	(134)	35,492	134
Converted into Class J	1,916,577	5,500	-	-
Share based compensation on shares vested during the year, issued on business acquisitions	-	2,701	-	-
Ending balance	12,009,378	30,948	7,100,369	3,206

On November 1, 2018, all the issued and outstanding shares of Old Alithya were cancelled and automatically exchanged on a one for one basis into Subordinate Voting Shares and Multiple Voting Shares of the Company summarized as follows:

	Subordinated Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Class A	24,104,841	84,315	-	-
Class A-CRCD	1,773,212	5,250	-	-
Class A-IQ	1,637,204	4,847	-	-
Alithya AA	-	-	7,168,984	3,515
Alithya J	1,742,342	5,000	-	-
Alithya K	1,182,164	3,500	-	-
Alithya L	506,642	1,500	-	-
Ending balance before business acquisition	30,946,405	104,412	7,168,984	3,515
Subordinate Voting Shares issued on business acquisition (note 3)	17,458,348	78,364	-	-
Ending balance	48,404,753	182,776	7,168,984	3,515

The transaction activity related to the Subordinate Voting Shares and Multiple Voting Shares of the Company for the period November 2, 2018 to March 31, 2019 is summarized as follows:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance (New Alithya balance after conversion)	48,404,753	182,776	7,168,984	3,515
Share-based compensation on shares vested during the period, issued on business acquisitions	-	268	-	-
Exercise of stock options	91,739	302	-	-
Ending balance	48,496,492	183,346	7,168,984	3,515

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

11.	Share Capital and Dividends (Cont’d)

As at March 31, 2019 and 2018, the issued share capital of the Company and Old Alithya, respectively, is as follows:

As at	March 31, 2019		March 31, 2018
Share class	Number of shares	$	Number of shares	$
Subordinated Voting Shares	48,496,492	183,346	-	-
Multiple Voting Shares	7,168,984	3,515	-	-
Class A	-	-	12,009,378	30,948
Class A-CRCD	-	-	1,773,212	5,250
Class A-IQ	-	-	1,637,204	4,847
Class AA	-	-	7,100,369	3,206
Class J	-	-	1,742,342	5,000
Class K	-	-	1,182,164	3,500
Class L	-	-	506,642	1,500
Ending balance	55,665,476	186,861	25,951,311	54,251

In addition, during the year ended March 31, 2019, the following share-based compensation was recognized:

•

As part of a business acquisition of (ADT), Class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the year ended March 31, 2019 was $815,000.

•

As part of a business acquisition (Pro2p), Class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the year ended March 31, 2019 was $260,000.

Dividends

Old Alithya declared the following dividends during the year:

Year ended	March 31,
	2019	2018	2017
Class J	1,864	-	-
Class K	467	-	-
Class L	200	-	-
Class B	-	-	110
Class H	-	-	79
Class I	-	-	16
Total	2,531	-	205

As at March 31, 2018, dividends in arrears totaled $1,571,233 (2017 - $2,246,712) in connection with Class J shares, $385,000 (2017 - $245,000) in connection with the Class K shares and $165,000 (2017 - $105,000) in connection with the Class L shares.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

11.	Share Capital and Dividends (CONT’D)

Share purchase plan

Pursuant to the Arrangement Agreement, all rights of each participant under Old Alithya’s employee share purchase plan were exchanged for, substantially equivalent, rights under the Company’s share purchase plan, adopted by the Company on October 31, 2018.

Under the Company’s share purchase plan, the Group contributes an amount equal to a percentage of the employee’s basic contribution, depending on the position held by the employee. The employee may make additional contributions, for total employee contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Group does not match contributions in the case of such additional contributions. The employee and the Group’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the open market on behalf of the employee through either the TSX or NASDAQ. The Group's contribution expense is recognized in share-based compensation.

Long-Term Incentive Plan (the “Plan”)

On October 31, 2018, the Company approved the Plan which provides for awards of stock options, restricted shares, restricted share units, performance share units, DSU, and share appreciation rights to eligible employees and directors of the Company and its subsidiaries, all of which once exercised or settled result in the issuance of Subordinate Voting Shares.

Stock options

Pursuant to the Arrangement Agreement, each stock option to purchase an Old Alithya share, whether vested or unvested, that was outstanding immediately prior to the Transaction, was converted, on substantially the same terms and conditions as applicable to such stock options immediately prior to the Transaction, for new stock options of the Company exercisable for the Company’s Subordinate Voting Shares or Multiple Voting Shares, respectively. In addition, each stock option to purchase Edgewater shares under the Edgewater incentive plans, whether vested or unvested, that were outstanding immediately prior to the Transaction, were converted, on substantially the same terms and conditions as were applicable immediately prior to the Transaction, into stock options of the Company on the basis of one Edgewater stock option for 1.1918 stock options to acquire Subordinate Voting Shares. In addition, the strike price of Edgewater stock options outstanding, immediately prior to the closing date of the Transaction, were reduced by the special dividend amount of US$1.15 per option and, upon completion of the Transaction, divided by the 1.1918 equity exchange ratio.

Under the Company’s Plan, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time the stock option is granted, where the exercise price must in all cases be not less than the highest closing price of such shares on the TSX or NASDAQ on the business day immediately prior to the grant date. Stock options vest, as set out in the applicable award agreement, between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the stock option is to be exercised not later than the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The Plan provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the Plan shall not exceed 10% of the aggregate number of issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

11.	Share Capital and Dividends (CONT’D)

The following table presents information concerning stock option activity for the respective years:

Period ended	March 31, 2019		March 31, 2018		March 31, 2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Beginning balance	1,296,660	2.66	1,040,160	2.36	833,660	2.16
Granted	680,000	4.48	314,000	3.80	301,500	3.00
Deemed issuance of replacement stock options on business acquisition (note 3)	910,461	5.17	-	-	-	-
Forfeited	(170,946)	5.82	(55,000)	3.12	(75,000)	2.78
Expired	(894)	2.66	-	-	-	-
Exercised	(91,739)	2.66	(2,500)	2.21	(20,000)	1.92
Ending balance	2,623,542	3.80	1,296,660	2.66	1,040,160	2.36
Ending balance - exercisable	1,478,542	3.60	788,160	2.15	680,660	2.04

Included in the 1,478,542 of stock options exercisable as at March 31, 2019, 763,160 stock options are available to purchase Multiple Voting Shares.

On November 1, 2018, concurrent with the closing of the Transaction, and during the period, November 2, 2018 to March 31, 2019 Alithya issued 660,000 and 20,000 stock options, respectively, to purchase 660,000 and 20,000 Subordinate Voting Shares, respectively, subject to terms set out in the grant letters at an exercise price of $4.50 and $3.90, respectively.

The weighted average share price per share of the stock options exercised at the date of exercise was $3.75 (2018 – $3.80; 2017 – $3.29).

The following tables summarize the number of stock options outstanding by currency, exercise price and the weighted average remaining exercise period, expressed in number of years:

As at	March 31, 2019		March 31, 2018		March 31, 2017
Exercise price (CAD)	Number of options	Weighted average remaining exercise period – in years	Number of options	Weighted average remaining exercise period – in years	Number of options	Weighted average remaining exercise period – in years
$
1.90	363,160	3.45	363,160	4.50	363,160	5.50
1.92	100,000	3.00	100,000	4.50	100,000	5.50
2.21	115,000	5.03	115,000	6.00	117,500	7.00
2.46	100,000	4.00	100,000	5.00	100,000	6.00
2.87	120,000	6.09	120,000	7.00	132,500	8.00
2.96	188,500	7.01	192,000	8.00	223,000	9.00
3.29	4,000	7.67	4,000	8.70	4,000	9.70
3.80	262,500	8.16	302,500	9.16	-	-
3.90	20,000	9.89	-	-	-	-
4.50	660,000	9.59	-	-	-	-
	1,933,160	6.87	1,296,660	6.52	1,040,160	6.80

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

11.	Share Capital and Dividends (Cont’d)

As at	March 31, 2019
Exercise price range (USD)	Number of options	Weighted average remaining exercise period – in years
$
2.26 to 3.20	259,266	0.58
3.86 to 4.45	44,096	2.81
4.59 to 4.85	198,834	2.12
4.90 to 5.45	188,186	3.39
	690,382	1.93

DSU

Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant DSU to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSU shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be the 90th day following the participant’s termination date.

On November 1, 2018, concurrent with the closing of the Transaction, 25,928 fully vested DSU in aggregate, were granted to non-employee directors of the Company subject to terms set out in the award agreements at a fair value of $4.50 per DSU for an aggregate fair value of $116,676. The amount has been recorded in share-based compensation expense. The DSU will be settled 90 days following the participant’s termination date.

On March 26, 2019, 23,865 fully vested DSU in aggregate, were granted to non-employee directors of the Company subject to terms set out in the award agreement at a fair value of $3.85 per DSU for an aggregate fair value of $91,880. The amount has been recorded in share-based compensation expense. The DSU will be settled 90 days following the participant’s termination date.

Share-Based Compensation

The number of Alithya stock options granted to employees during the year, the related compensation expense recorded, and the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

Year ended	March 31,
	2019	2018	2017
Compensation expense related to the options granted	141	289	249
Number of stock options granted	680,000	314,000	301,500
Weighted average fair value of options granted	$1.54	$1.50	$1.21
Aggregate fair value of options granted	1,045	470	365
Weighted average assumptions
Share price	$4.48	$3.80	$2.96
Exercise price	$4.48	$3.80	$2.96
Risk-free interest rate	2.42%	1.07%	0.90%
Expected volatility*	30%	35%	37%
Dividend yield	-	-	-
Expected option life (years)	6.1	7.5	7.5
Vesting conditions – time (years)	3.25	3.00	3.00

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

11.	Share Capital and Dividends (Cont’d)

Total share-based compensation expense for the years ended March 31, 2019, 2018 and 2017 are summarized as follows:

Year ended	March 31,
	2019	2018	2017
	$	$	$
Stock option plan	372	289	249
Share purchase plan – employer contribution	593	439	267
Share-based compensation on shares vested during the period, issued on business acquisitions	1,075	2,701	-
Deferred share units	209	-	-
Accrued management bonuses and other compensation	-	734	-
Shares issued to certain directors as settlement of services rendered	-	-	651
	2,249	4,163	1,167

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

12. commitments AND CONTINGENCIES

Operating leases

The Company entered into long-term lease agreements for the rental of its premises, which call for minimum lease payments as follows:

Year ended	March 31, 2019
Long-term lease agreements	Total
2020	3,804
2021	1,680
2022	1,235
2023	1,252
2024	1,272
Thereafter	4,985
14,228

Expenses recorded in consolidated net loss relating to these operating leases amounted to approximately $2,922,000 for the year ended March 31, 2019 (2018 – $2,440,000; 2017 - $1,500,000).

The Group’s minimum contingent rental revenue, from the leasing of premises, amounts to approximately $1,244,000 and $260,000 for 2020 and 2021, respectively.

 Contingencies

From time to time, the Group may become involved in various claims and litigation as part of its normal course of business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on the Group’s financial position and results of operations. Claims for which there is a probable unfavourable outcome are recorded in provisions.

Guarantees

The Company has issued letters of credit in the aggregate amount of $1,324,000 to secure a contract with a customer. This amount is secured by short-term deposits, consisting of guaranteed investments certificates, of an aggregate equivalent amount, bearing interest at 0.6% and maturing in January 2020

Operating commitments

Operating expenditures contracted for at the end of the reporting period but not yet incurred are as follows:

Year ended	March 31, 2019
Technology licenses, infrastructure and other	Total
2020	1,388
2021	1,195
2022	1,012
2023	53
Thereafter	10
3,658

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

13.	related parties

Ultimate controlling party

As at March 31, 2019, the holders of Multiple Voting Shares, directly or indirectly, collectively owned or exercised control over Subordinate Voting Shares and Multiple Voting Shares representing approximately 59.68% of the total voting rights of Alithya. As of November 1, 2018, they also entered into a voting agreement, pursuant to which they agreed to, among other things, vote all of the Subordinate Voting Shares and Multiple Voting Shares under their control in accordance with decisions made by a majority of them, subject to certain exceptions.

Transactions with directors and key management personnel

Key management includes members of the Group’s Executive Committee. Certain key management of Alithya participate in the share purchase plan and the stock options plan. The compensation paid or payable to directors and to key management for services is shown below:

Year ended	March 31,
	2019	2018	2017
Director compensation, and key management salaries and benefits*	2,743	2,516	2,777
Share-based compensation	417	327	840
Termination benefits	100	149	220
	3,260	2,992	3,837

* Salaries and benefits include short-term incentive compensation.

In addition to the above amounts, the Group is committed to pay incremental benefits to certain members of key management up to $3,006,000 (2018 – $2,484,000) in the event of termination without cause.

Operating transactions with shareholders

In the normal course of operations, the Company concluded the following transactions with shareholders exercising significant influence. The transactions have been recorded at the exchange amount, which represents the contractual amount of consideration established and accepted by the related parties.

Year ended	March 31,
	2019	2018	2017
Consulting fee revenue*	36,672	59,674	45,319
Employee benefits	19	634	2,222
Communications	219	414	434
Financing costs	-	-	40
Professional fees	-	323	524
Transaction fees	866	-	-

* One of the shareholders exercising significant influence has committed to minimum amounts of revenue and EBITDA over a four year period ending in July 2020, which may be extended to July 2021 under certain conditions. Should the minimum contracted amounts not be met, the shareholder in question and another one of the shareholders will jointly reimburse Alithya an amount up to $4 million.

As at	March 31,
	2019	2018
	$	$
Loans payable	-	1,956
Trade accounts receivable	9,653	9,842
Trade accounts payable	-	132

Other expenses concluded with shareholders exercising significant influence included employee benefits and communications expenses. However, these amounts were not significant.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

14.	EARNINGS PER SHARE

Year ended	March 31,
	2019	2018	2017

Net loss	(12,475)	(7,224)	(2,868)
Allocation of loss net of dividends to shareholders of preferred shares	268	357	(143)
Net loss to shareholders of common shares	(12,207)	(6,867)	(3,011)

Weighted average number of common shares outstanding	36,129,647	22,292,548	18,540,094
Basic and diluted loss per share	(0.34)	(0.31)	(0.16)

The stock options mentioned in Note 11 were not included in the calculation of diluted earnings per share since the Company suffered losses and the inclusion of these stock options would have an antidilutive effect.

15.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The changes in the Group’s liabilities arising from financing activities can be classified as follows:

As at	March 31, 2019				March 31, 2018
	Line of credit	Current portion of long-term debt	Long-term debt	Total	Line of credit	Current portion of long-term debt	Long-term debt	Total
	$	$	$	$	$	$	$	$
Beginning balance	24,066	2,956	15,619	42,641	-	2,956	13,278	16,234
Repayment	(40,547)	(6,343)	(14,079)	(60,969)	-	-	(2,385)	(2,385)
Proceeds	-	-	29,459	29,459	24,066	-	-	24,066
Total cash flow	(16,481)	(3,387)	30,999	11,131	24,066	2,956	10,893	37,915
Acquisition	15,749	-	-	15,749	-	-	4,466	4,466
Amortization of financing fees	-	-	144	144	-	-	28	28
Interest accretion on balances of purchase payable	-	-	211	211	-	-	232	232
Foreign currency translation adjustment	732	-	338	1,070	-	-	-	-
Reclassification	-	4,387	(4,387)	-	-	-	-	-
Total non cash	16,481	4,387	(3,694)	17,174	-	-	4,726	4,726
Ending balance	-	1,000	27,305	28,305	24,066	2,956	15,619	42,641

16.	Additional Information on Consolidated Loss

The following table provides additional information on the consolidated loss:

Year ended	March 31,
	2019	2018	2017
	$	$	$
Revenue – contingent rental (a)	1,814	1,319	817
Employee compensation costs	129,521	85,368	52,190
Tax credits	3,650	4,017	3,827
Selling expenses	19,897	9,168	5,624
General and administrative expenses	32,718	22,235	13,424

(a)The Company acts as a lessor in operating leases related to the use of premises to a shareholder exercising significant influence.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

17.	Financial Expenses

The following table summarizes financial expenses:

Year ended	March 31,
	2019	2018	2017
	$	$	$
Interest on long-term debt	565	1,156	1,089
Interest and financing charges	1,324	695	363
Amortization of finance costs	144	28	28
Interest accretion on balances of purchase payable	211	232	138
Interest income	(3)	(14)	-
Dividends on Old Alithya Class H shares	-	-	13
	2,241	2,097	1,631

18.	Supplementary Cash Flow Information

Net change in non-cash working capital items is as follows:

Year ended	March 31,
	2019	2018	2017
	$	$	$
Accounts receivable and other receivables	(5,121)	2,152	(10,049)
Income taxes receivable	716	(422)	(343)
Unbilled revenue	1,072	(4,976)	234
Tax credits receivable	(571)	(1,158)	(1,482)
Prepaid	(1,305)	(118)	(141)
Accounts payable and accrued liabilities	(9,760)	1,279	14,272
Deferred revenue	168	1,605	(386)
	(14,801)	(1,638)	2,105

19.	SEGMENT AND GEOGRAPHICAL INFORMATION

The Company has examined its activities and has determined that, based on information received on a regular basis by the decision-makers, that it has a single reportable segment.

Revenues by geographic location

The following table presents total external revenues by geographic location:

Year ended	March 31,
	2019		2018		2017
	$	%	$	%	$	%
Canada	149,064	71.2	148,768	93.4	106,361	91.8
USA	45,982	21.9	-	-	-	-
Europe	14,432	6.9	10,522	6.6	9,457	8.2
	209,478	100.0	159,290	100.0	115,818	100.0

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

19.	Segment and Geographical Information (Cont’d)

Long-lived assets by geographic location

The following table presents the total net book value of the Group’s long-lived assets by geographic location:

As at	March 31,
	2019		2018
	$	%	$	%
Canada	40,451	31.2	46,050	94.6
USA	86,454	66.7	-	-
Europe	2,619	2.1	2,632	5.4
	129,524	100.0	48,682	100.0

Two customers’ revenues amounted to approximately $52,144,000 (2018 – two customers for $50,760,000, 2017 – three customers for $47,884,000) for the year ended March 31, 2019, 2018 and 2017, respectively;

The Group’s revenues depended on two customers’ in the system integration and consulting services as disclosed in Note 4.

An analysis of the Group’s revenue from customers for each major service category is as follows:

Year ended	March 31,
	2019		2018		2017
	$	%	$	%	$	%
System integration and consulting services	204,526	97.6	157,561	98.9	114,529	98.9
Payrolling services	1,461	0.7	1,721	1.1	1,289	1.1
Software revenue	3,491	1.7	8	0.0	-	-
	209,478	100.0	159,290	100.0	115,818	100.0

20.	Financial Instruments

The Group's financial instruments consist of cash, short-term deposits, restricted cash, accounts receivable and other receivables, line of credit, accounts payable and accrued liabilities and long-term debt. The Group, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: interest rate risk, credit risk, liquidity risk and currency risk. Senior management and Board are responsible for setting risk levels and reviewing risk management activities as they determine necessary.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group is exposed to fluctuations in interest rates with respect to its bank borrowings and long-term debt. The interest rate risk profile of the Group's borrowings was as follows:

As at	March 31,
	2019	2018
	$	$
Senior secured revolving credit facility (note 9)	24,949	-
Line of credit (a)	-	24,066
Loans payable – tax credit financing (bank prime rate plus 1.5%)	-	1,956
	24,949	26,022

(a)

In January 2019, the line of credit’s outstanding balance was repaid, resulting in a discharge of the ranking hypothec on the universality of assets and a general security agreement covering receivables.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

20.	Financial instruments (Cont’d)

Line of credit, to a maximum amount of $25 million, net of cash balances with the bank, which may be drawn in Canadian dollars and/or US dollars, bearing interest at the Canadian or US bank prime rate plus 1.35% on Canadian dollar and US dollar drawings, respectively, secured by a $40 million first ranking hypothec on the universality of assets and a general security agreement covering receivables except as disclosed in Note 9.

For the year ended March 31, 2019, management has determined that a 1% variance in the interest rates on the variable rate borrowings would have an impact of approximately $248,000 (2018 - $146,000) on loss before income taxes. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for the year ended March 31, 2018.

Liquidity risk

Liquidity risk is the risk that the Group is not able to meet its financial obligations as they become due or can do so only at excessive cost. The Group’s activities are financed through a combination of cash flows from operations, borrowings under existing credit facilities, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of assets and liabilities as well as cash flows. At March 31, 2019, Alithya had an authorized secured senior revolving credit facility in the amount of $60,000,000 of which $24,950,000 drawn under the facility.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities.

As at	March 31, 2019
	Total	2020	2021	2022	2023	2024	Thereafter
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	28,161	28,161	-	-	-	-	-
Senior secured revolving credit facility	29,149	1,493	1,493	26,163	-	-	-
Balance of purchase payable, non-interest bearing	4,100	1,000	1,000	-	2,100	-	-
	61,410	30,654	2,493	26,163	2,100	-	-

As at	March 31, 2018
	Total	2019	2020	2021	2022	2023	Thereafter
	$	$	$	$	$	$	$
Line of credit	24,066	24,066	-	-	-	-	-
Accounts payable and accrued liabilities	25,311	25,311	-	-	-	-	-
Loans payable – investment tax credit financing (bank prime rate plus 1.5%)	1,964	1,964	-	-	-	-	-
Unsecured loan payable, 9.5% interest, maturing in July 2020	12,217	950	950	10,317	-	-	-
Balance of purchase payable, non-interest bearing	7,350	1,000	3,250	-	3,100	-	-
	70,908	53,291	4,200	10,317	3,100	-	-

Credit risk

Credit risk is the risk of loss due to a counterparty's inability to meet its obligations. At March 31, 2019 and 2018, the Group's credit risk exposure consists mainly of the carrying amounts of cash and short-term deposits held with major Canadian banks and accounts receivable and other receivables.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

20.	Financial instruments (Cont’d)

The credit risk in respect of cash balances and short-term deposits is minimal as they are held with reputable financial institutions.

With respect to accounts receivable, the Group is exposed to a concentration of credit risk on significant customers, as identified in Note 4, operating in Canada. However, any exposure associated with these customers is mitigated by the relative size of and the nature of business carried on by such customers. A significant portion of accounts receivable is due from banks with high credit-ratings, assigned by international credit-rating agencies, government agencies, telecommunications and retail.  In order to manage its exposure to credit risk and assess credit quality, the Group reviews counterparty credit ratings on a regular basis and sets credit limits when deemed necessary.

Historically, bad debts experienced by the Group have been negligible.

Currency risk

The Group is exposed to currency risk on its foreign operations which are denominated in a currency other than the Canadian dollar, mainly USD and Euro, and as such, is subject to fluctuations as a result of foreign exchange rate variations.

The following table illustrates the sensitivity of profit and equity in regards to the Group’s financial assets and financial liabilities and the USD/Canadian dollars exchange rate and Euro/Canadian dollars exchange rate ‘all other things being equal’. It assumes a +/- 6% change of the Canadian dollars/USD exchange rate for the year ended March 31, 2019. A +/- 7% change is considered for the Canadian dollars/Euro exchange rate (2018 - 14%). Both of these percentages have been determined based on the average market volatility in exchange rate in the previous twelve months. The sensitivity analysis is based on the Group’s foreign currency financial instruments held at each reporting date.

As at
	Profit for year			Equity
	USD	Euro	Total	USD	Euro	Total
March 31, 2019	(93)	48	(45)	(3,717)	(281)	(3,998)
March 31, 2018	-	48	48	-	(510)	(510)

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

20.	Financial instruments (Cont’d)

Fair Value of Financial Instruments

Fair Value Hierarchy - Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - Valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2 - Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Valuation techniques with significant unobservable market inputs. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

As at		March 31,
	Hierarchy	2019	2018
Financial assets		$	$
Cash	Level 1	12,801	14,465
Short-term deposits	Level 1	1,324	-
Restricted cash	Level 1	2,165	2,124
		16,290	16,589
Accounts receivable and other receivables	Level 2	67,146	33,762

Financial liabilities
Line of credit	Level 1	-	24,066
Account payable and accrued liabilities	Level 2	28,161	25,311
Long-term debt*	Level 2	28,305	18,575
		56,466	43,886

* The fair value of long-term debt is estimated by discounting expected cash flows at rates currently offered to the Group for debts of the same remaining maturities and conditions.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

21.	CAPITAL DISCLOSURES

The Group's capital consists of cash, short-term deposits, restricted cash, long-term debt and total shareholders’ equity. The Group's main objectives when managing capital are:

•	to provide a strong capital base in order to maintain shareholder, creditor and stakeholder confidence and to sustain future growth development of the business;
•	to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations;
•	to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions; and
•	to provide a rewarding return on investment to shareholders.

In managing its capital structure, the Group monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash and, where applicable, bank borrowings. Alithya manages its capital structure and may make adjustments to it, in order to support the broader corporate strategy or in response to changes in economic conditions and risk. In order to maintain or adjust its capital structure, the Group may purchase shares from existing shareholders, issue new shares, issue new debt, issue new debt to replace existing debt (with different characteristics), or reduce the amount of existing debt. Total capital as at March 31, 2019 and 2018 is calculated as follows:

As at	March 31,
	2019	2018
	$	$
Cash	(12,801)	(14,465)
Short-term deposits	(1,324)	-
Restricted cash	(2,165)	(2,124)
Line of credit	-	24,066
Current portion of long-term debt	1,000	2,956
Long-term debt	27,305	15,619
Share capital	186,861	54,251
Deficit	(39,113)	(23,927)
Accumulated other comprehensive income	1,469	558
Contributed surplus	2,239	1,144
	163,471	58,078

The Group monitors capital using a number of financial metrics, including but not limited to:

•	the senior debt to adjusted EBITDA (as defined further herein) ratio, defined as senior debt to 12-month trailing adjusted EBITDA (as defined in the Credit Facility);
•	the total debt to adjusted EBITDA ratio, defined as total debt to 12-month trailing adjusted EBITDA; and
•	the fixed charge coverage ratio, defined as adjusted EBITDA minus taxes, distributions and capital expenditures to aggregate interest expense and regular scheduled principal repayments.

The Group uses Operating income, Adjusted EBITDA (defined as earnings before interest, taxes, depreciation, amortization, share-based compensation and non-recurring costs) and Free Cash Flow (defined as operating cash flows less additions to P&E and additions to intangibles other than business combinations) as measurements to monitor operating performance. EBITDA and Free Cash Flow, as presented, are not recognized for financial statement presentation purposes under IFRS, and do not have a standardized meaning. Therefore, they are not likely to be comparable to similar measures presented by other entities.

Notes to Consolidated Financial Statements
For the years Ended march 31, 2019, 2018 and 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)

21.	CAPITAL DISCLOSURES (CONT’D)

The continued availability of the credit facilities is subject to the Group’s ability to maintain certain senior debt, debt service and fixed charge coverage covenants, as well as other affirmative and negative covenants, including certain limitations of distributions in the form of dividends or equity repayments in any given fiscal year, as set out in the credit agreement.

The Group is subject to financial covenants pursuant to the credit facility agreements, which are measured on a quarterly basis. The Credit Facility changed in January 2019. The new covenants are senior debt to adjusted EBITDA, total debt to adjusted EBITDA and fixed charge coverage ratios. The Group was in compliance with all such covenants at March 31, 2019.

For 2018, the ratio included the leverage, debt service and liquidity ratios presented below. The Group obtained a waiver from one of its lenders on March 28, 2018, for the period starting March 31, 2018 until March 31, 2019, to modify the liquidity covenant from 1.2 to 1.0. Subsequent to the year end of March 31, 2018, the Company obtained a waiver, for the year ended March 31, 2018, from its short-term lender, in relation to the same financial covenant.