Form 20-F/A
period 2019-03-31
Alithya Group Inc
filed 2019-07-18
CIK 1734520

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐ Yes  ☐ No explanatory note

This Amendment No.1 to the Annual Report on Form 20-F of Alithya Group inc. for its fiscal year ended March 31, 2019, originally filed with the U.S. Securities and Exchange Commission on June 19, 2019 (the “2019 Form 20-F”), is being filed solely for the purposes of adding Exhibit 101 to Item 18 “Exhibits” and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Amendment No. 1 to the 2019 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2019 Form 20-F, or reflect any events that have occurred after the 2019 Form 20-F was originally filed.

exhibit index

ExhibitDescription

101. INS*XBRL Instance Document.

101. SCH*XBRL Taxonomy Extension Schema Document.

101. CAL*XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB*XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF*XBRL Taxonomy Extension Definition Linkbase Document.

* Furnished with this Amendment No. 1 to the 2019 Form 20-F. XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

ALITHYA GROUP INC.

By:	/s/ Claude Thibault
Name:	Claude Thibault
Title:	Senior Vice-President and Chief Financial Officer

Date: July 18, 2019