Form 20-F
period 2020-03-31
Alithya Group inc
filed 2020-06-19
CIK 1734520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2020
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
1100 Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5
(Address of principal executive offices)
Nathalie Forcier
Chief Legal Officer and Corporate Secretary
1100 Robert-Bourassa Boulevard, Suite 400
Montréal, Québec, Canada, H3B 3A5
Tel: +1 (514) 285-5552
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At March 31, 2020, 50,904,533 Class A subordinate voting shares, no par value, and 7,168,984 Class B multiple voting shares, no par value, were issued and outstanding.
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒
Non-Accelerated Filer ☐	Emerging Growth company ☒
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
References to the “Edgewater Transaction” refer to, collectively, on November 1, 2018, (i) the Company’s acquisition of Alithya Canada Inc. (formerly Alithya Group Inc.) (“Old Alithya”), by way of a statutory plan of arrangement under the Business Corporations Act (Québec), and (ii) the merger of 9374-8572 Delaware Inc., a wholly-owned subsidiary of the Company (the “U.S. Merger Sub”) with and into Alithya USA, Inc. (formerly Edgewater Technology, Inc.) (“Edgewater”), a Delaware corporation, with Edgewater being the surviving corporation. As a result of the Edgewater Transaction, both Old Alithya and Edgewater became wholly-owned subsidiaries of Alithya.
References to the “subordinate voting shares” and the “multiple voting shares” refer to the Class A subordinate voting shares, no par value, and the Class B multiple voting shares, no par value, of Alithya, respectively.
This Annual Report on Form 20-F contains our audited consolidated financial statements and related notes for the fiscal years ended March 31, 2020, 2019 and 2018 (“Annual Financial Statements”), which are included as Exhibit 15.3 to this Annual Report. Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
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
Forward-looking statements in this Annual Report include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three to five year strategic plan; (iii) our ability to expand our capacities and broaden the scope of our service offerings; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding the Company’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in the Company’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond the Company’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to the factors discussed in our Management’s Discussion and Analysis for the fiscal years ended March 31, 2020, 2019 and 2018, included in and incorporated into this Annual Report and incorporated by reference under Item 3D titled “Risk Factors” and the Company’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
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

C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” — “Risks and Uncertainties” included as Exhibit 15.2 to this Annual Report.

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
On March 15, 2018, the Company, Old Alithya, Edgewater, and U.S. Merger Sub, entered into an arrangement agreement, which was amended on September 10, 2018 and October 17, 2018, (the “Arrangement Agreement”). On November 1, 2018, and pursuant to the terms of the Arrangement Agreement, among other things, (i) the Company acquired Old Alithya, by way of a statutory plan of arrangement under the QBCA (the “Arrangement”), and (ii) U.S. Merger Sub merged with and into Edgewater, with Edgewater being the surviving corporation (the “Merger”). The Arrangement and the Merger are, collectively referred to herein, as the “Edgewater Transaction”.
Following completion of the Transaction, shareholders of Old Alithya and Edgewater became shareholders of the Company, and each of Old Alithya and Edgewater became wholly owned subsidiaries of the Company.
On October 30, 2018, Old Alithya closed a private placement, where an aggregate 11,736,055 subscription receipts were issued at a price of $4.50 per subscription receipt (the “Offering”). Each subscription receipt was automatically converted into an Old Alithya common share, immediately prior to the close of the Edgewater Transaction, and then exchanged for one subordinated voting share, pursuant to the Arrangement Agreement. The net proceeds of the Offering were used to reduce indebtedness, fund future growth initiatives and for general corporate purposes.
On October 1, 2019, the Company acquired all the issued and outstanding shares of Matricis Informatique Inc. (“Matricis”), a Canadian consulting firm specialized in advanced applications and systems using techniques derived from the Internet of Things (IoT), Artificial Intelligence (AI), a combination of the aforementioned (AIoT), as well as operational intelligence in the healthcare, industrial, and financial sectors. The acquisition of Matricis was completed for a total consideration of $7,200,000, payable in cash and subordinate voting shares.
On December 13, 2019, the Company acquired, through Alithya Financial Solutions, Inc., an indirect wholly-owned subsidiary, all the issued and outstanding membership interests of Travercent LLC, a US-based cloud-focused Enterprise Resource Planning (ERP) consulting group specialized in the healthcare sector, now known as Alithya Travercent LLC (“Alithya Travercent”), for a total consideration of US$19,500,000, payable in cash and subordinate voting shares. Alithya Travercent's competencies include implementing Oracle's cloud ERP, Human Capital Management (HCM), Enterprise Performance Management (EPM) and Business Intelligence (BI) applications. Alithya Travercent has also developed a cloud solution named Capsure RFTM, an Oracle cloud extension that optimizes material management processes of healthcare providers for supply chain management and point of use.
On October 2, 2019, Alithya Zero2Ten, Inc. an indirect wholly-owned subsidiary of the Company, sold all the issued and outstanding shares of its wholly-owned subsidiary Zero2Ten EMEA Limited (“Alithya UK”), for a total cash consideration of GBP£800,000.
On February 1, 2020, the Company acquired all the issued and outstanding shares of Groupe Askida Inc., now known as Alithya Askida Solutions Inc., and Askida Consulting Services Inc., now known as Alithya Askida Consulting Services Inc., (collectively “Askida”), a Canadian group with expertise in software quality assurance tools and services, as well as in development and modernization of custom applications, for a total consideration of $16,000,000, payable in cash and subordinate voting shares.
The principal executive offices of Alithya are located at 1100 Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5. Alithya’s telephone number is +1 (514) 285-5552. Alithya’s website address is www.alithya.com. Information contained on, or that can be accessed through, Alithya’s website is not part of, or incorporated by reference into, this Annual Report.
B. Business Overview
Alithya is a leader in strategy and digital transformation, with more than 2,000 professionals in Canada, the U.S., and Europe. For over 25 years, Alithya’s experts have advised, guided and assisted clients in their pursuit of innovation and excellence and the achievement of their business objectives through the optimal use of digital technologies.
Alithya deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, energy, manufacturing, telecommunications, transportation and logistics, professional services, healthcare and government sectors.
Business Offerings
Business offerings include a comprehensive range of digital technology services to address client needs:
•Business Strategy. Alithya leads clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, and more. Applying the most recurrent methodologies, we help our clients optimize efficiency and successfully navigate the digital transformation age. We achieve results by leveraging an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.
•Application Services. Alithya’s experts guide clients through all facets of Application Services, from migration of legacy systems into future-ready digital solutions, to the development of completely new solutions using state-of-the-art technologies. Our experts assist our clients in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions services include digital applications DevOps, legacy systems modernization, control and software engineering, cloud infrastructure, quality assurance and automated testing.
•Enterprise Solutions. Working with key industry partners, including some of the world’s largest vendors of Enterprise Solutions, Alithya’s experts help clients deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM), Customer Relationship Management (CRM/CXM) and Human Capital Management (HCM).
•Data and Analytics. Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and software, Alithya’s data scientists help clients gain business insight and drive better decision-making through enhanced data collection, big data analytics, machine learning automation and reporting. Alithya’s Data and Analytics services include business intelligence, data management, artificial intelligence and machine learning, as well as Internet of Things (IoT).
Geographically, Alithya’s operations span Canada, the United States and Europe, providing a full spectrum of strategy and digital technology services with deep expertise in a range of technologies and business domains.
Industry Dynamics and Opportunity
Today, for many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investments, but they increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.
As businesses’ technology spending continues to increase, digital technology firms are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and consulting partner capable of delivering rapid results for its clients.
Clients
Alithya’s clients are mainly concentrated in the financial services, energy, manufacturing, telecommunications, transportation and logistics, professional services, healthcare and government sectors. The majority are large to mid-size companies. Alithya seeks to cultivate collaborative and flexible service engagements that are designed to adapt to clients’ evolving priorities and challenges.

Business Strategic Plan
Alithya has adopted a three to five year strategic plan which sets as a goal to become a North American digital transformation leader.
Under this plan, Alithya will take advantage of its consolidated scale and scope to leverage its geographies, expertise, integrated offerings, and position on the value chain to target growing IT services segments. Alithya believes its specialization in digital technologies and the flexibility of its approach resonates directly with clients and enables it to exceed their expectations.
Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions by:
◦Sustaining steady organic growth through innovation, higher-value offerings and client-relationships based on trust;
◦Completing value enhancing acquisitions by way of a North America geographic expansion to complement current market presence, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;
•Achieving best-in-class employee engagement by:
◦Fostering a culture of collaboration and ownership;
◦Cultivating employee well-being and personal growth;
◦Investing in the development of our leaders and employees;
•Providing our investors, partners and stakeholders with long-term growing return on investment by:
◦Strengthening our existing relationships with clients, as a key trusted advisor, by generating long-term value;
◦Investing in innovation and higher value service offerings;
◦Acting responsibly, with a sustainable and respectful vision for our stakeholders.
Management Philosophy
With a client-centric and flexible service delivery philosophy, Alithya focuses on diligently supporting its clients in identifying and achieving their evolving objectives through exceptional communications and by developing tailor-made solutions that take into account their specific business realities. Alithya strives to sustain high levels of client satisfaction and exceed client expectations which is key to renewal of existing contracts and entry into new ones. Alithya’s agile approach ensures optimal alignment with clients, enabling them to overcome their challenges and attain their goals with seamless technology integration. Alithya’s goal is to become its clients’ trusted advisor by developing long-term relationships that extend beyond just project delivery.
Alithya also seeks to be an active participant in the ongoing consolidation of the digital technology industry and to leverage its expertise and solutions to offer clients an alternative to larger traditional digital technology solution providers. Alithya is continually looking to expand its capacity and broaden the scope of its service offerings through targeted acquisitions. Growth through acquisitions can offer Alithya opportunities to better serve existing clients with additional talent, technology and complementary services. Through such acquisitions, Alithya aims at expanding its existing client relationships by adding capacity in new geographic locations, while opening doors for existing capabilities into new client relationships.

Alithya believes that its growth strategy through acquisitions also helps to provide an opportunity to achieve the scale that is increasingly required for mandates awarded by government and private organizations, and to attract potential acquisition candidates which are poised to benefit from Alithya’s established relationships, better access to market and preferred supplier status.
Sales, Marketing and Strategic Partners
Alithya markets and sells its services directly through its professional staff, senior management and direct sales personnel operating out of its offices, which are strategically located in Canada, the U.S. and France.
In order to provide its clients with the solutions best suited to their needs, Alithya has established strategic partnerships with a number of companies, including Microsoft, Oracle and Amazon Web Services (AWS). These partnerships entail joint marketing efforts, making joint client presentations, and negotiating discounts on license fees, among other benefits. Where such partnership are formalized in written agreements, those agreements are either terminable at will by either party or are for terms of one year or less. Alithya believes it has been successful in establishing strategic partnerships with a strong group of companies who are either industry leaders or well-regarded new entrants.
Competition
Alithya’s competitors include:
•systems integration firms;
•contract programming companies;
•application software companies;
•cloud computing service providers;
•large or traditional consulting firms;
•professional services groups of computer equipment companies;
•infrastructure management and outsourcing companies; and
•boutique digital companies.
In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates. Alithya competes based on the following principal differentiating factors:
•vision and strategic advisory ability;
•digital services capabilities;
•performance and reliability;
•quality of technical support, training and services;
•responsiveness to client needs;
•reputation and experience;
•financial stability and strong corporate governance; and
•competitive pricing of services.
Alithya also relies on the following measures to compete effectively:
•investments to scale its services practice areas;
•a well-developed recruiting, training and retention model;
•a successful service delivery model;

•intrapreneurial culture and approach;
•a broad referral base;
•continual investment in process improvement and knowledge capture;
•investment in infrastructure and research and development;
•continued focus on responsiveness to client needs, quality of services and competitive prices; and
•project management capabilities and technical expertise.
Intellectual Property
Alithya leverages its proprietary innovations, methodologies and other intellectual property when servicing its clients. Alithya actively protects its intellectual property and has registered, or applied for registration of, Canadian, U.S. and international trademarks, service marks, domain names and copyrights. Alithya also owns licenses in a number of trademarks, copyrights, and other intellectual property rights relating to its solutions and services.
Alithya’s intellectual property portfolio includes the following solutions:
•AI-FITM solutions. These solutions leverage Alithya’s range of proprietary applications using artificial intelligence, machine learning, and deep learning techniques. A play on the term hi-fi, short for high fidelity, the AI-FITM brand integrates the concepts of artificial intelligence (and its acronym AI) and fidelity (FI). Alithya’s AI-FITM solutions include:
◦AI-FITM Connect : a plugin-based data connector that enables integration between various data sources, designed to receive data from a source, structure it, replicate the structure to a destination, and automatically send new data to the destination as it becomes available.
◦AI-FITM Ultrasonic : detects wear-induced flaws in a nuclear plant’s fuel channels, a critical aspect of the operation and regulation of these plants.
◦AI-FITM Suitability Assessment : offers companies looking to leverage machine learning an in-depth review of their data and business processes to determine an AI strategy that’s right for them.
◦AI-FITM Enablement : allows organizations to adapt a swift deployment and integration of AI analytics.
•Askida CTTM. Askida CTTM is a solution that allows clients to test the functionality of applications on all platforms and in any programming language, by running a series of systematic and repeatable tests, and which presents the results and status through sophisticated dashboards.
•Capsure RFTM. Capsure RFTM is a cloud-based platform that was purpose built for healthcare providers to maximize inventory management processes. Capsure RFTM is a modern and open technology that has real time integration into Oracle Cloud ERP applications and can be integrated into other systems if necessary. Capsure RFTM’s four main functions are Mobile Supply Chain automation, PAR Inventory, RFID for Inventory / Medical Equipment and Patient Charge Capture or Point of Use.
•CASSITM Analytics and KPIs. These solutions help nuclear plants reduce the work needed to generate and distribute maintenance performance reports and provide insight into opportunities to streamline maintenance. CASSITM software drives accountability and tracks progress against corporate and site-based performance goals for work week leaders, planners, schedulers, operations and maintenance staff. CASSITM Analytics and KPIs include:
◦CASSITM Analytics for Online Weekly Maintenance : supports the continuous improvement of Nuclear Online Preparation, Execution, Backlog, and Reliability-centered activities.
◦CASSITM Analytics for Outage Management : automates the generation of KPIs and objectively tracks and trends corporate targets.
◦CASSITM Analytics for PetroChem Turnarounds : delivers key performance indicators in support of continuous improvement, essential to a successful turnaround.
◦CASSITM Analytics for Maintenance and Reliability : supports the continuous improvement of Preparation, Execution, Backlog, and Reliability-centered activities for value-based maintenance organizations.
•//SIDERTM. //SIDERTM is a secure solution that facilitates distribution of medical results to healthcare facilities and to centralized electronic health records. It acts as an integrated system for the electronic distribution of results, facilitating the work of all the health professionals, health clinics and laboratory managers involved in monitoring medical results.
While its proprietary intellectual property is important to its success, Alithya believes its business as a whole is not currently materially dependent on any particular intellectual property right.
C. Organizational Structure
Below, and as Exhibit 8.1 to this Annual Report, is the list of our principal subsidiaries as at March 31, 2020, each of which is directly or indirectly wholly-owned by Alithya. Certain subsidiaries whose total assets did not represent more than 10% of Alithya’s consolidated assets or whose revenues did not represent more than 10% of Alithya’s consolidated revenues as at March 31, 2020, based on our Annual Financial Statements, included as Exhibit 15.3 to this Annual Report, have been omitted. These omitted subsidiaries, however, represented, as a group, less than 20% of the consolidated assets and revenues of Alithya as at March 31, 2020.

Entity	Jurisdiction	Percentage Ownership
Alithya Canada Inc.	Québec, Canada	100%
Alithya Consulting Inc.	Québec, Canada	100%
Alithya Consulting SAS	France	100%
Alithya Digital Technology Corporation	Ontario, Canada	100%
Alithya Financial Solutions, Inc.	Delaware, USA	100%
Alithya Fullscope Solutions, Inc.	Delaware, USA	100%
Alithya Ranzal LLC	Delaware, USA	100%
Alithya Travercent LLC	Texas, USA	100%
Alithya USA, Inc.	Delaware, USA	100%

D. Property, Plants and Equipment
Alithya is headquartered in Montréal, Canada. It does not own any real property, but has a global presence in Canada, the U.S. and France through leased facilities. As of March 31, 2020, Alithya leased approximately 163,108 square feet related to its 12 principal locations. Alithya believes that its current facilities are adequate to meet its ongoing needs. The following table outlines the facilities that Alithya leased as at the date of this Annual Report:

Location	Square Feet	Date Lease Ends	Purpose

Canada
Montréal, Québec	19,309	June 30, 2020	Office space
Montréal, Québec	78,573	March 31, 2030	Office space
Montréal, Québec	10,173	April 30, 2022	Office space
Québec, Québec	10,482	November 29, 2030	Office space
Toronto, Ontario	16,200	April 30, 2030	Office space
Pickering, Ontario	9,130	November 30, 2020	Office space
Gatineau, Québec	1,228	April 30, 2021	Office space

United States
Alpharetta, GA	10,970	June 30, 2025	Office space
White Plains, NY	1,443	January 31, 2021	Office space
Athens, AL	3,842	December 31, 2023	Office space

Europe
Aix-en-Provence, France	1,206	December 31, 2024	Office space
Sophia-Antipolis, France	552	August 31, 2027	Office space

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following tables set forth our selected consolidated financial data. The selected historical consolidated financial data below should be read in conjunction with our Annual Financial Statements included as Exhibit 15.3 to this Annual Report, as well as Item 4. – “Information on the Company” – of this Annual Report.
We have derived the statements of operations data for the fiscal years ended March 31, 2020, 2019 and 2018 and the consolidated financial position information as at March 31, 2020 and 2019 from our Annual Financial Statements included as Exhibit 15.3 to this Annual Report. Our Annual Financial Statements have been prepared in accordance with IFRS and are presented in thousands of Canadian dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

	For the fiscal year ended March 31,
(In $ Thousands, Except per Share Data)	2020	2019	2018	2017
Consolidated Statements of Operations Data:	$	$	$	$

Revenues	279,007	209,478	159,290	115,818
Cost of revenues	196,033	155,202	124,597	92,899
Gross margin	82,974	54,276	34,693	22,919

Operating expenses
Selling, general and administrative expenses	76,782	52,615	31,403	19,048
Business acquisitions and integration costs	4,637	5,818	2,079	119
Depreciation	3,368	980	870	449
Amortization of intangibles	11,278	8,092	5,724	5,179
Foreign exchange expense (gain)	(161)	(144)	58	(18)
Impairment of intangibles and goodwill	28,036	—	—	—
	123,940	67,361	40,134	24,777
Operating loss	(40,966)	(13,085)	(5,441)	(1,858)
Financial expenses	2,347	2,241	2,097	1,631
Gain on sale of subsidiary	(681)	—	—	—
Loss before income taxes	(42,632)	(15,326)	(7,538)	(3,489)
Income tax expense (recovery)
Current	237	289	81	(147)
Deferred	(3,202)	(3,140)	(395)	(474)
	(2,965)	(2,851)	(314)	(621)
Net loss	(39,667)	(12,475)	(7,224)	(2,868)
Basic and diluted loss per share	(0.70)	(0.34)	(0.31)	(0.16)

(In $ Thousands)	March 31,	March 31,	March 31,	March 31,
Consolidated Statements of Financial Position Data:	2020	2019	2018	2017

Assets
Current assets
Cash	8,810	12,801	14,465	8,569
Short-term deposits	—	1,324	—	—
Accounts receivable and other receivables	67,662	67,146	33,762	30,681
Income taxes receivable	2,154	1,217	765	343
Unbilled revenue	8,015	7,583	6,884	1,096
Tax credits receivable	5,889	5,829	7,794	6,636
Prepaids	3,195	3,166	767	435
	95,725	99,066	64,437	47,760
Non-current assets
Restricted cash	2,212	2,165	2,124	—
Income taxes receivable	136	632	—	—
Tax credits receivable	7,015	2,536	—	—
Property and equipment	7,172	2,339	1,821	1,727
Right-of-use assets	11,492	—	—	—
Intangibles	51,804	47,551	15,149	14,167
Deferred tax assets	4,652	2,946	632	1,112
Goodwill	77,608	79,634	31,712	21,523
	257,816	236,869	115,875	86,289

Liabilities and Shareholders' Equity
Current liabilities
Line of credit	—	—	24,066	—
Accounts payable and accrued liabilities	50,327	48,935	36,801	34,543
Deferred revenue	9,602	5,998	2,017	303
Current portion of lease liabilities	1,559	—	—	—
Current portion of long-term debt	1,143	1,000	2,956	2,956
	62,631	55,933	65,840	37,802
Non-current liabilities
Long-term debt	52,086	27,305	15,619	13,278
Lease liabilities	11,673	—	—	—
Deferred lease inducements	—	159	156	226
Deferred tax liabilities	4,057	2,016	2,234	1,615
	130,447	85,413	83,849	52,921
Shareholders' equity
Share capital	195,335	186,861	54,251	49,384
Deficit	(78,780)	(39,113)	(23,927)	(16,738)
Accumulated other comprehensive income	6,123	1,469	558	(137)
Contributed surplus	4,691	2,239	1,144	859
	127,369	151,456	32,026	33,368
	257,816	236,869	115,875	86,289

ALITHYA GROUP INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

See the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included as Exhibit 15.2 to this Annual Report for a discussion of our financial condition and results of operations as of and for the fiscal years ended March 31, 2020 and 2019. A discussion of our financial condition and results of operations for the fiscal year ended March 31, 2019 as compared to the fiscal year ended March 31, 2018 can be found in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019 filed with the SEC on June 19, 2019.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information relating to our directors and executive officers as of June 5, 2020. Unless otherwise stated, the business address for our directors and officers is c/o Alithya Group inc., 1100 Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5. When used in this section, the term “Alithya” shall be deemed to refer to Alithya, Old Alithya or its, as the context so requires.

Name	Age	Position
Paul Raymond	56	President and Chief Executive Officer and Director
Claude Thibault	55	Chief Financial Officer
Claude Rousseau	58	Chief Operating Officer
Russell Smith	53	President, Alithya USA
Robert Lamarre	55	Chief Information Officer
Nathalie Forcier	44	Chief Legal Officer and Corporate Secretary
Natalie Piccinin	55	Senior Vice-President, Human Capital
Dana Ades-Landy	61	Director
Robert Comeau	60	Lead Director
Fredrick DiSanto	58	Director
Lucie Martel	58	Director
James B. Renacci	61	Director
Ghyslain Rivard	60	Director
C. Lee Thomas	66	Director
Pierre Turcotte	60	Director and Chair of the Board of Directors
Directors and Senior Management Bios
Paul Raymond, President and Chief Executive Officer, and Director
Mr. Paul Raymond has been the President and Chief Executive Officer of Alithya since April 2012. Mr. Raymond joined Alithya as its President and Chief Operating Officer in April 2011, a position he held until March 2012, and has been a member of the Board of Alithya since April 2011. Mr. Raymond is a director of WSP Global Inc., the Québec Technology Association (AQT), the Québec chapter of the Make-A-Wish Foundation and the Chamber of Commerce of Metropolitan Montréal. He is also a Governor of the Conseil du patronat du Québec. Prior to joining Alithya, Mr. Raymond held several key senior management positions in a major information technology firm and served as an officer in the Canadian Armed Forces. Mr. Raymond received the 2020 Investissement Québec CEO of the Year Award from the AQT. Mr. Raymond is a computer engineering graduate from the Royal Military College of Canada, and a member of the Institute of Corporate Directors.

Claude Thibault, Chief Financial Officer
Mr. Claude Thibault is the Chief Financial Officer of Alithya, a position he has held since August 2018 when he joined Alithya. Before joining Alithya, he was the Chief Financial Officer of DCM Group Inc. from 2015 to 2018, of NuEra International Inc. from 2007 to 2015 and of Mediagrif Interactive Technologies Inc. from 2005 to 2007. Mr. Thibault also held various positions at KPMG from 1986 to 1994 and was a Vice-President in the investment banking group of Midland Walwyn Capital / Merrill Lynch Canada from 1994 to 1998. Mr. Thibault is a Chartered Professional Accountant (CPA, CA-CF) and a Chartered Business Valuator (CBV). He holds a Bachelor’s degree in accounting from HEC Montréal and a Master of Business Administration from McGill University and is a member of the Institute of Corporate Directors. He is also a director of the Institut Économique de Montréal.
Claude Rousseau, Chief Operating Officer
Mr. Claude Rousseau is the Chief Operating Officer of Alithya, a position he has held since December 2016. Mr. Rousseau joined Alithya in January 2015 as its Senior Vice-President and Chief Commercial Officer, a position he held until December 2016. Previously, he served as team President of the Group of Québec Remparts from 2008 to 2014, in addition to advising executive management at TELUS Québec. Mr. Rousseau also previously held a series of executive positions at Bell Canada and Bell Mobility over 28 years. Mr. Rousseau is a director of Imprimerie Solisco Inc.
Russell Smith, President, Alithya USA
Mr. Russell Smith is the President, Alithya USA, a position he has held since November 2018 when he joined Alithya. Mr. Smith was previously the President of Fullscope, an Edgewater Technology company acquired by Alithya on November 1, 2018. Mr. Smith was a co-founder of RedKlay Solutions, which provided enterprise applications and consulting services to the manufacturing sector and which Fullscope acquired in 2002, which in turn was acquired by Edgewater in 2009. Prior to that, Mr. Smith held several managing positions at The Pinnacle Group, CSC, and IBM from 1989 to 1996. Mr. Smith holds a Bachelor’s degree in industrial engineering from Auburn University and a Master of Business Administration from Duke University’s Fuqua School of Business.
Robert Lamarre, Chief Information Officer
Mr. Robert Lamarre is the Chief Information Officer of Alithya, a position he has held since April 2016 when he joined Alithya. Before joining Alithya, Mr. Lamarre held various key management positions at CGI, which he joined in 1993 and where he spent most of his career. Mr. Lamarre is a computer engineering graduate from the Royal Military College of Canada.
Nathalie Forcier, Chief Legal Officer and Corporate Secretary
Ms. Nathalie Forcier is the Chief Legal Officer and Corporate Secretary of Alithya, a position she has held since 2018 when she joined Alithya. Before joining Alithya, Ms. Forcier was Vice-President, Legal Affairs at CGI from 2013 to 2017, and previously Director, Legal Affairs at CAE Inc., both TSX and NYSE listed multinational companies. Prior to transferring in-house, Ms. Forcier was a partner in the Business Law Group at McCarthy Tétrault LLP, one of Canada’s largest law firms. Ms. Forcier holds a Bachelor’s degree in civil law from Laval University and is a member of the Québec Bar.

Natalie Piccinin, Senior Vice-President, Human Capital
Ms. Natalie Piccinin is the Senior Vice-President, Human Capital of Alithya, a position she has held since January 2019 when she joined Alithya. In such capacity, she is responsible for managing the global human resources function of Alithya. Before joining Alithya, Ms. Piccinin served as Vice-President, Human Resources and Internal Communications at Belron Canada Inc. from 2010 to 2018. Ms. Piccinin holds a Bachelor’s degree in labor relations from McGill University.
Dana Ades-Landy, Director
Ms. Dana Ades-Landy is Chief Executive Officer of the Heart & Stroke Foundation of Canada (Québec) since 2016. Ms. Ades-Landy has more than 25 years of experience as an executive in the banking industry, her most recent position being Regional Vice-President, Québec & Eastern Ontario, Commercial Banking at Scotiabank from 2013 to 2016. Ms. Ades-Landy serves as director and Chair of the Audit Committee of First Lion Holdings Inc., the parent company of BFL Canada Risk and Insurance Inc. She also serves as director and Chair of the Audit Committee at Canada Mortgage and Housing Corporation, director of Innovaderm Research Inc. and Treasurer and member of the Executive Committee of the Québec chapter of the International Women’s Forum. She previously served as Chair of the Financial Women’s Association of Québec, the Advisory Board of the John Molson School of Business and the Old Brewery Mission. She holds a Bachelor’s degree in microbiology & immunology from McGill University and a Master of Business Administration in finance/accounting from Concordia University and is a member of the Institute of Corporate Directors.
Robert Comeau, Director
Mr. Robert Comeau is a corporate director who serves as lead director of Alithya. Before becoming a corporate director in 2018, he acted as a consultant between 2015 and 2018, and served as Chief Financial Officer of both public and private companies, including Lumenpulse Inc., from 2012 to 2015, Aveos Fleet Performance Inc., from 2009 to 2011, and Emergis Inc., from 2005 to 2008. Mr. Comeau also held various positions over 17 years at Nortel Networks Corporation, including as Vice-President, Finance and Operations. Mr. Comeau serves as a director of H2O Innovation Inc. He previously served as a Special Committee Member of Groupe Conseil FXInnovation Inc. between 2014 and 2017. Mr. Comeau is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor’s degree in accounting from HEC Montréal.
Fredrick DiSanto, Director
Mr. Fredrick DiSanto is the Chairman and Chief Executive Officer of Ancora Holdings Inc., the parent company of Ancora Advisors, LLC, a registered investment advisor since January 2006. Prior to joining Ancora, Mr. DiSanto served as Executive Vice-President and Manager of the Fifth Third Bank’s Investment Advisors Division overseeing investment management, private banking and trust and banking services, and as Chief Operating Officer of Maxus Investment Group before it was acquired by Fifth Third Bank. Mr. DiSanto serves as a director of The Eastern Company and Regional Brands, Inc. He holds a Bachelor’s degree in management science and a Master of Business Administration from Case Western Reserve University.

Lucie Martel, Director
Lucie Martel is the Senior Vice-President and Chief Human Resources Officer of Intact Financial Corporation since September 2011. Previously, Ms. Martel was a Senior Vice-President at AXA Canada, which was acquired by Intact Financial Corporation in September 2011. She has more than 30 years of experience in strategic management of human resources and labour relations, with corporations including Laurentian Bank (where she was Vice-President, Human Resources Management and Development), Direct Film and Uniroyal. Ms. Martel is a director and the Chair of the Human Resources Committee of the Board of Directors of the Société des alcools du Québec and a director of the Montréal Heart Institute Foundation. Ms. Martel holds a Bachelor’s degree in industrial relations from Université de Montréal.
James B. Renacci, Director
Mr. James B. Renacci is the Founder and President of LTC Management Services, Inc., a management and financial consulting services company, since 1985. With more than thirty years of experience and leadership in the operations of numerous entities, Mr. Renacci’s business experience includes manufacturing, healthcare, construction, entertainment and CPA consulting services. He also has in-depth knowledge of mergers and acquisitions. Mr. Renacci currently serves as a director of Custom Glass, Inc. Previously, Mr. Renacci served four consecutive terms as a member of the United States Congress in the House of Representatives from 2011 to 2019. He is a Certified Public Accountant and holds a Bachelor’s degree in Business Administration from Indiana University of Pennsylvania.
Ghyslain Rivard, Director
Mr. Ghyslain Rivard is the founder of Alithya. He acted as Alithya’s President and Chief Executive Officer from its constitution in April 1992 until his retirement in 2012, after more than 35 years in the IT and business services sectors. He currently serves as a director on the Board of Alithya. Mr. Rivard holds a Bachelor’s degree in computer science and mathematics from Sherbrooke University. He is a member of the Institute of Corporate Directors.
C. Lee Thomas, Director
Mr. C. Lee Thomas is a corporate director who holds the office of Executive in Residence in the School of Business, and serves as a trustee and professor, at Baldwin Wallace University. Before becoming a corporate director, Mr. Thomas held various roles with Ernst & Young LLP from 1976 to June 2014, including Managing Partner of its Cleveland office, Leader of its Northeast Ohio Market Segment, and as a global client serving partner. Mr. Thomas previously served as a director of Technical Consumer Products International. Mr. Thomas is a Certified Public Accountant (CPA) and holds a Bachelor’s degree in accounting from Baldwin Wallace University.
Pierre Turcotte, Director
Mr. Pierre Turcotte is a corporate director and the Chair of the Board of Directors of Alithya. Prior to joining Alithya in 2011, he served as Senior Vice-President of CGI in Canada, the U.S. and Europe for more than 27 years, and as Chair of the Board and Chief Executive Officer of ReadBooks SAS. He acts as a director of Poudre Noire Inc., Xpertdoc Technologies Inc., Pointe-à-Callières Museum and

Nouveau Monde Theater, and is an independent member of the McGill University’s Board of Governors’ IT Committee. Mr. Turcotte holds a Bachelor’s degree in computer science and mathematics from Laval University and is a member of the Institute of Corporate Directors.
B. Compensation
Compensation for Executive Officers
Alithya’s executive compensation is intended to attract, motivate and retain high-performing senior executives, encourage and reward superior performance in alignment with the performance of Alithya and value creation for its shareholders. The alignment between the executives’ compensation with the shareholders’ interest is ensured by providing short-term incentives through the payment of bonuses on the basis of performance targets that include adjusted EBITDA, revenue growth, and high level of clients satisfaction and employees engagement, as well as long-term incentives through the grant of stock options under Alithya’s long-term equity incentive plan dated November 1, 2018 (the “Equity Incentive Plan”) which are tied to Alithya’s share price performance. The executive compensation policy was designed to be competitive with the compensation received by executives employed by comparable companies.
The compensation of executive officers is reviewed at least annually and is comprised of (i) base salary; (ii) annual bonus; (iii) long-term incentives consisting of stock options; and (iv) other benefits, consisting of group insurance, matching employer contributions through Alithya’s share purchase plan dated November 1, 2018 (the “Employee Share Purchase Plan”) and Alithya’s 401(k) tax deferred savings plan (the “401(k) Plan”), for US executive officers, as well as other perquisites and personal benefits.
Base Salary
The base salary of an Alithya executive officer takes into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the executive. The base salaries of Alithya’s executive officers are intended to be competitive but to remain relatively constant, generally increasing when there is an increase in the scale, scope, complexity or responsibility of the role or to allow the base salary of appointed executives to move toward market norms as their experience and contributions increase.
Annual Bonus
Executive officers of Alithya are entitled to annual bonuses in accordance with certain prescribed criteria, metrics and other performance targets attributable to each respective executive officer, as determined by Alithya’s Board of Directors (the “Board”), upon the recommendation of the Human Capital and Compensation Committee. Target bonuses vary based on the respective role of each executive officers and are assessed as part of the annual review.
Stock Options
Stock options are granted to Alithya’s executive officers under the Equity Incentive Plan to give such executive officers an interest in preserving and maximizing shareholder value in the longer term, to enable Alithya to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock options granted under the Equity Incentive Plan are granted at the discretion of the Board and have typically been based on the executive officer’s performance, level of expertise, responsibilities, length of service to Alithya and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. See “—Equity Incentive Plan” below for additional details regarding the Equity Incentive Plan.
Other Benefits
Group Insurance Benefits
Alithya offers to its executive officers long-term and short-term disability, medical and dental insurance (including coverage for eligible dependents) and life insurance. The actual value of these benefits may vary from time to time depending, among other things, on applicable costs.
Employee Share Purchase Plan
Executive officers are entitled to participate in Alithya’s Employee Share Purchase Plan. The purpose of the Employee Share Purchase Plan is to encourage ownership, which supports alignment of employees’ interest with that of the shareholders. The Employee Share Purchase Plan offers its executive officers and employees the opportunity to acquire subordinate voting shares by way of payroll deductions. Alithya also makes certain specified matching contributions under the Employee Share Purchase Plan. See “—Employee Share Purchase Plan” below for additional details regarding the Employee Share Purchase Plan.
401(k) Plan
U.S. executive officers are entitled to participate in Alithya’s 401(k) Plan which is available to all eligible U.S. employees and through which Alithya matches a certain percentage of each participant’s annual contribution made under the 401(k) Plan, up to a certain percentage of each participant’s annual base salary.
Perquisites
Other perquisites and personal benefits also may be provided to executive officers from time to time where the Board feels it appropriate and in line with market practice.
Severance
Messrs. Raymond, Thibault, Rousseau, Smith and Lamarre are each entitled to certain benefits upon a cessation of their employment by Alithya without serious reason. For Messrs. Raymond, Thibault, Rousseau and Lamarre, if their employment is terminated without serious reason, they shall be entitled to receive written notice of termination of their employment and accrued wages, reimbursements of accrued expenses and other amounts due at the time of termination of employment, in addition to an amount in lieu of reasonable notice of termination of employment. Such amount shall be equal to, for Mr. Raymond, 24 months, for Mr. Thibault, 12 months plus one month per year of service, subject to a maximum of 24 months, for Mr. Rousseau, the greater of (i) the remaining number of months until March 31, 2022 and (ii) 12 months plus one month per year of service, subject to a maximum of 24 months, and for Mr. Lamarre, 12 months plus one month per year of service, subject to a maximum of 18 months, of their annual base salary in effect on the date of termination of employment and the average of their annual bonuses paid for the two fiscal years preceding the date of termination of employment (the “Cash Compensation”). For Mr. Smith, in the event his employment is terminated for any reason other than for cause, he shall be eligible to receive salary continuation for a period of twelve months. Messrs. Raymond, Thibault, Rousseau, Smith and Lamarre shall also be entitled to the continuity of certain group benefits for the duration of their severance or a lump sum payment equivalent to the portion of the cost of the group insurance premiums assumed by Alithya, as applicable, with the exception of the protection for the long-term disability that shall be discontinued at the date of termination of employment.
Change of Control
Messrs. Raymond, Thibault, Rousseau and Lamarre are each entitled to certain benefits upon a change of control. If 12 months following a change of control event, Alithya terminates the employment of either of Messrs. Raymond, Thibault, Rousseau and Lamarre without serious reason or if either of Messrs. Raymond, Thibault, Rousseau and Lamarre resigns because either (i) their remuneration, including social benefits, was reduced considerably, (ii) they suffered a significant diminution of their responsibilities, authority, status or hierarchy, taken as a whole, without their prior written consent, or (iii) their principal place of work was relocated to a place located more than 100 kilometers from their usual principal place of work, then Messrs. Raymond, Thibault, Rousseau and Lamarre shall be entitled to 24 months of their respective Cash Compensation and shall also be entitled to the continuity of certain group benefits for the duration of their severance or a lump sum payment equivalent to the portion of the cost of the group insurance premiums assumed by Alithya, as applicable, with the exception of the protection for the long-term disability that shall be discontinued at the date of termination of employment. Mr. Smith’s employment agreement is silent on benefits upon a change of control.
Summary Compensation Table
Alithya’s named executive officers for the fiscal year ended March 31, 2020 were its President and Chief Executive Officer, Paul Raymond, its Chief Financial Officer, Claude Thibault, its Chief Operations Officer, Claude Rousseau, its President, Alithya USA, Russell Smith, and its Chief Information Officer, Robert Lamarre. For the fiscal years ended March 31, 2020 and 2019, the aggregate compensation paid to such executive officers was as follows:

Name	Fiscal Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards(1) ($)	Non-Equity Incentive Plan Compensation – Annual Incentive Plans(2) ($)	All Other Compensation(3) ($)	Total Compensation ($)
Paul Raymond	2020	495,000	–	126,840	–	32,921	654,761
President and Chief Executive officer	2019	475,000	–	207,900	356,250	36,705	1,075,855
Claude Thibault(4)	2020	320,000	–	65,957	–	19,380	405,337
Chief Financial Officer	2019	199,423	–	72,380	96,514	14,709	383,026
Claude Rousseau(5)	2020	492,100	–	91,325	–	146,810	730,235
Chief Operating Officer	2019	370,000	–	113,960	237,300	25,568	746,828
Russell Smith(5)	2020	432,250	–	95,080	119,700	39,026	686,056
President, Alithya USA	2019	426,400	–	72,380	265,453	29,674	793,907
Robert Lamarre	2020	275,000	–	63,420	–	17,542	355,962
Chief Information Officer	2019	240,000	–	72,380	96,000	20,526	428,906
(1)The fair value of the option grants is the accounting fair value of the options determined in accordance with IFRS 2 using the Black-Scholes option pricing model. The calculation of the fair value of the stock options granted to the named executive officers yielded a grant date fair value of $1.54 for options granted on November 1, 2018, $1.27 for options granted on June 21, 2019 and $0.56 for options granted on August 16, 2019. The assumptions to determine the Black-Scholes Values were as follows:

	November 1, 2018	June 21, 2019	August 16, 2019
Dividend (%)	0.00	0.00	0.00
Expected volatility (%)	30.00	30.00	30.00
Risk-free interest rate (%)	2.42	2.02	1.14
Expected life (years)	6.10	6.63	1.50
(2)This column shows the value of the annual bonuses received by the named executive officers for each of the fiscal years ended March 31, 2020 and 2019.
(3)This column includes Alithya’s contributions under the Employee Share Purchase Plan and towards health insurance benefits and related insurance coverage, but excludes the value of perquisites and other personal benefits which in the aggregate was less than $50,000 or 10% of the aggregate salary of the named executive officer for the applicable fiscal year and which is not required to be disclosed. For Mr. Rousseau, this column includes an annual relocation allowance for his relocation from Montréal to Orlando amounting to $79,800 for the fiscal year ended March 31, 2020. For Messrs. Rousseau and Smith, this column also includes $8,849 and $7,731 for the fiscal year ended March 31, 2020 and $954 and $7,674 for the fiscal year ended March 31, 2019, respectively, in respect of employer matching contributions to Alithya’s 401(k) Plan. Matching contributions are made in U.S. dollars; the amounts included are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s audited consolidated financial statements for the fiscal years ended March 31, 2020 and 2019 which was $1.330 and $1.312 for each U.S. dollar respectively.
(4)Claude Thibault joined Alithya on August 13, 2018.
(5)Claude Rousseau (since January 13, 2019) and Russell Smith are paid in U.S. dollars. Except for their option-based awards which are converted on the basis of the exchange rate on the date of grant, the amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s audited consolidated financial statements for the fiscal years ended March 31, 2020 and 2019 which was $1.330 and $1.312 for each U.S. dollar respectively.

Outstanding Share-Based and Option-Based Awards
The following table lists all options held by Alithya’s named executive officers as at March 31, 2020, including (i) options originally granted by Old Alithya or Edgewater which were converted, on substantially the same terms and conditions as were applicable under the Old Alithya and Edgewater incentive plans immediately prior to the Edgewater Transaction, into options to acquire a number of subordinate voting shares equal to the number of shares subject to such options for Old Alithya options, and the number of shares of common stock of Edgewater subject to such options multiplied by the equity exchange ratio of 1.1918 for Edgewater options, and (ii) options issued as part of the named executive officers’ compensation during the fiscal years ended March 31, 2020 and 2019. Alithya’s named executive officers do not hold, and did not receive in respect of their compensation for the fiscal year ended March 31, 2020, any share-based awards.

Name	Number of Alithya Shares Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Option Grant Date	Value of Unexercised in the money Options(1) ($)
Paul Raymond(2)	100,000	1.90	March 31, 2021	April 1, 2011	56,000
President and	52,632	1.90	March 31, 2021	April 1, 2012	29,474
Chief Executive Officer	52,632	1.90	March 31, 2022	April 1, 2012	29,474
	52,632	1.90	March 31, 2023	April 1, 2012	29,474
	52,632	1.90	March 31, 2024	April 1, 2012	29,474
	52,632	1.90	March 31, 2025	April 1, 2012	29,474
	100,000	1.92	March 31, 2022	April 1, 2012	54,000
	100,000	2.46	March 31, 2023	April 1, 2013	—
	100,000	2.21	March 31, 2024	April 1, 2014	25,000
	100,000	2.87	March 31, 2025	April 1, 2015	—
	100,000	2.96	March 31, 2026	April 1, 2016	—
	100,000	3.80	May 16, 2027	May 17, 2017	—
	135,000	4.50	October 31, 2028	November 1, 2018	—
	100,000	3.64	June 20, 2029	June 21, 2019	—
	1,198,160				282,370

Claude Thibault(3)	47,000	4.50	October 31, 2028	November 1, 2018	—
Chief Financial Officer	52,000	3.64	June 20, 2029	June 21, 2019	—
	99,000				—

Claude Rousseau(4)	10,000	2.87	March 31, 2026	April 1, 2016	—
Chief Operating Officer	25,000	2.96	March 31, 2026	April 1, 2016	—
	30,000	3.80	May 16, 2027	May 17, 2017	—
	74,000	4.50	October 31, 2028	November 1, 2018	—
	72,000	3.90	June 20, 2029	June 21, 2019	—
	211,000				—

Russell Smith(5)(6)	35,754	6.80	March 5, 2021	March 5, 2014	—
President, Alithya USA	59,590	6.92	March 6, 2022	March 6, 2015	—
	47,000	4.86	October 31, 2028	November 1, 2018	—
	37,500	3.90	June 20, 2029	June 21, 2019	—
	85,000	3.87	August 15, 2022	August 16, 2019	—
	264,344				—

Robert Lamarre	20,000	2.96	April 17, 2026	April 18, 2016	—
Chief Information	20,000	3.80	May 16, 2027	May 17, 2017	—
Officer	47,000	4.50	October 31, 2028	November 1, 2018	—
	50,000	3.64	June 20, 2029	June 21, 2019	—
	137,000				—
(1) Based on $2.46, the closing price of Alithya’s subordinate voting shares on the TSX on March 31, 2020, the last trading day of the fiscal year ended March 31, 2020.
(2)Except for those options of Mr. Raymond which will expire on October 31, 2028 and thereafter, and which entitle him to acquire subordinate voting shares, all other options held by Mr. Raymond were granted by Old Alithya prior to the Edgewater Transaction and entitle him to acquire multiple voting shares.
(3)Mr. Thibault joined Alithya on August 13, 2018.
(4)The exercise price of all of Mr. Rousseau’s options, except those expiring on June 20, 2029, is in Canadian dollars. The exercise price for his options expiring on June 20, 2029 is in U.S. dollars. The exercise price shown is the Canadian dollar equivalent of the U.S. exercise price determined using the March 31, 2020 exchange rate of $1.4118 for each U.S. dollar.
(5)Except for those options of Mr. Smith which expire on October 31, 2018 and thereafter, all other options held by Mr. Smith were originally granted by Edgewater and were converted, on substantially the same terms and conditions as were applicable under the Edgewater equity incentive plans before the Edgewater Transaction, into options to acquire a number of subordinate voting shares equal to the number of shares of common stock of Edgewater subject to such options immediately prior to the Edgewater Transaction multiplied by the equity exchange ratio of 1.1918.
(6)The exercise price of Mr. Smith’s options is in U.S. dollars. The exercise price of his options held prior to the Edgewater Transaction was originally fixed by Edgewater and was reduced by an amount of US$1.15 per option immediately prior to the closing of the Edgewater Transaction in order to reflect the special dividend paid on each Edgewater share of common stock then outstanding to Edgewater stockholders of record on October 31, 2018, and divided by the 1.1918 equity exchange ratio upon closing. The exercise price shown for his options is the Canadian dollar equivalent of the U.S. exercise price determined using the March 31, 2020 exchange rate of $1.4118 for each U.S. dollar.
Compensation for Non-Employee Directors
Alithya’s compensation for its non-employee directors is comprised of an all-inclusive annual retainer, payable in cash (“Cash-Based Component”) and in the form of share-based awards (“Share-Based Component”). The Cash-Based Component varies based on roles held on the Board (e.g. chairing the Board or a committee, and being a committee member), while the Share-Based Component is set at $35,000 for all non-employee directors.
The following table shows the Cash-Based Component and the Share-Based Component of the annual retainer of non-employee directors. All directors are paid in Canadian dollars.

	Annual Retainer
Director Position(1)	Cash-Based Component	Share-Based Component
Board Chair(2)	$95,000	$35,000
Director	$40,000	$35,000
Committee Chair
Audit and Risk Management Committee Chair, Corporate Governance and Nominating Committee Chair, and Human Capital and Compensation Committee Chair	$35,000	-
Committee Member
Audit and Risk Management Committee, Corporate Governance and Nominating Committee, and Human Capital and Compensation Committee	$10,000	-
(1) There is no additional retainer for acting as the lead director.
(2) The Board Chair retainer is a flat all-inclusive fee. The Board Chair does not receive any additional fee for being the Chair or a member of a committee.
Non-employee directors are required to own subordinate voting shares (or, if applicable, multiple voting shares) or equity-based awards, such as deferred share units (“DSUs”), having an aggregate value equivalent to at least two times the Cash-Based Component of their respective annual retainer, and each non-employee director is required to continue to hold such value throughout his or her tenure as a director. The Director Share Ownership Requirement is to be progressively achieved over a period of three years from their appointment to the Board. Shares are valued at the greater of the price of the subordinate voting shares at the time the subordinate voting shares (or, if applicable, the multiple voting shares) or DSUs were acquired and the market value of such shares or DSUs at the closing price of Alithya’s subordinate voting shares on the TSX on the last trading day preceding the day on which the share ownership level is assessed. In addition, Alithya securities held to comply with the Director Share Ownership Requirement shall not be, during the directors’ tenure, the object of specific monetization procedures or other hedging procedures to reduce the exposure related to their ownership.
The Share-Based Component is an aggregate amount of $35,000 and is paid in DSUs issued pursuant to the Equity Incentive Plan. In addition to the Share-Based Component of their annual retainer, non-employee directors may, prior to the beginning of each calendar year, elect to receive all or part of the value of their Cash-Based Component either in cash, in DSUs issued pursuant to the Equity Incentive Plan, or a combination of both. Directors who do not hold subordinate voting shares (or, if applicable, multiple voting shares) or DSUs having a value equal to at least two times the value of the Cash-Based Component of their annual retainer are, however, required to receive 50% of the value of the Cash-Based Component of their annual retainer in the form of DSUs until such time that they meet the Director Share Ownership Requirement.
Each DSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one subordinate voting share of Alithya. Each non-employee director has an account where DSUs are credited and held until the director leaves the Board. The number of DSUs credited to each director’s account is calculated by dividing the value to be received in DSUs by the closing price of the subordinate voting share on the TSX on the last trading day immediately preceding the date of grant.
Non-employee directors are also reimbursed for their travelling and other reasonable expenses incurred by them in attending meetings of the Board or any committee or in otherwise serving Alithya.

The total compensation earned by the non-employee directors on account of their Board and/or Board committee memberships during the fiscal year ended March 31, 2020 is set forth below.

Name(1)	Cash(2)(3) ($)	Share-Based Awards(4) ($)	All Other Compensation ($)	Total ($)
Dana Ades-Landy	25,000	60,000	–	85,000
Robert Comeau	46,875	63,125	–	110,000
François Côté(5)(6)	48,750	8,750	–	57,500
Fredrick DiSanto(7)	32,500	47,500	–	80,000
Lucie Martel(8)	18,750	36,250	–	55,000
James B. Renacci(9)	5,435	23,505	–	28,940
Ghyslain Rivard(10)	60,000	35,000	–	95,000
Jeffrey Rutherford(6)(11)	26,250	17,500	–	43,750
C. Lee Thomas	31,250	53,750	–	85,000
Pierre Turcotte	78,375	51,625	–	130,000
(1) As Mr. Raymond is an executive officer, he was not compensated for his services as a director of Alithya. Please refer to the Summary Compensation Table earlier in this document for a summary of his compensation for the fiscal year ended March 31, 2020.
(2)This column shows the value of the Board retainer earned by the non-employee directors in respect of the fiscal year ended March 31, 2020 payable in cash. In reaction to the COVID-19 pandemic, the Board agreed to defer the payment of their Board retainer payable in cash in respect of the last quarter of the fiscal year ended March 31, 2020 to a later date, which remains to be determined. As the Company currently intends to pay such deferred compensation, this column includes the deferred portion of their Board retained in order to illustrate the total amount earned by, and payable to, the non-employee directors in respect of the fiscal year ended March 31, 2020.
(3)For the first, second and third quarter of the fiscal year ended March 31, 2020, non-employee directors elected to receive the Cash-Based Component of their Board retainer in cash. Mses. Ades-Landy and Martel and Messrs. Comeau and Thomas, however, received half of their Cash-Based Component in DSUs during the quarters they did not meet the Director Share Ownership Requirement. For the last quarter of the fiscal year ended March 31, 2020, Ms. Ades-Landy and Messrs. Comeau and Thomas elected to receive half of the Cash-Based Component of their Board retainer in DSUs, Mr. DiSanto and Renacci elected to receive all of the Cash-Based Component of their Board retainer in DSUs, Ms. Martel and Mr. Rivard elected to receive all of the Cash-Based Component of their Board retainer in cash, except that Ms. Martel received half of hers in DSUs as she did not meet the Director Share Ownership Requirement, and Mr. Turcotte elected to receive 70% of the Cash-Based Component of his Board retainer in DSUs.
(4)This column shows the value of the Board retainer earned by the non-employee directors in respect of the fiscal year ended March 31, 2020 and which was paid in DSUs. It includes the Share-Based Component of their annual retainer as well as the value of the Cash-Based Component of their annual retainer they elected to receive in additional DSUs.
(5)Mr. Côté did not seek re-election on the Board and therefore ceased to be a member of the Board and the Chair of the Corporate Governance, Nominating and Compensation Committee (which was split into the Corporate Governance and Nominating Committee and the Human Capital and Compensation Committee) on September 18, 2019. Mr. Côté was also a member of the Audit and Risk Management Committee until June 30, 2019.
(6)The Share-Based Component of the Board retainer of Messrs. Côté and Rutherford for the last quarter during which they acted as members of the Board was paid in cash, pro rata to the number of days they acted as such during that quarter, as they were no longer eligible to receive DSUs under the Equity Incentive Plan on the last day of the quarter.
(7)Mr. DiSanto was appointed as a member of the Corporate Governance and Nominating Committee following the split of the Corporate Governance, Nominating and Compensation Committee on September 18, 2019 and started acting as such at its next meeting on November 12, 2019.

(8)Ms. Martel was elected as a member of the Board and as Chair of the Human Capital and Compensation Committee following the split of the Corporate Governance, Nominating and Compensation Committee on September 18, 2019 and started acting as such at its next meeting on November 12, 2019.
(9)Mr. Renacci was appointed as a member of the Board effective November 12, 2019.
(10)Mr. Rivard, who was a member of the Corporate Governance, Nominating and Compensation Committee (which was split into the Corporate Governance and Nominating Committee and the Human Capital and Compensation Committee), was appointed as a member of both committees on September 18, 2019 and started acting as such at their next meeting on November 12, 2019. He also ceased to be a member of the Audit and Risk Management Committee on November 11, 2019.
(11)Mr. Rutherford ceased to be a member of the Board effective October 31, 2019.
The table below lists all option-based and share-based awards (DSUs) held by non-employee directors as at March 31, 2020. Alithya’s non-employee directors did not receive any option-based awards in respect of their compensation for the fiscal year ended March 31, 2020. The outstanding options were originally granted by Edgewater prior to the Edgewater Transaction.

	Option-Based Awards					Share-Based Awards
Name	Number of Alithya Shares Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Option Grant Date	Value of Unexer- cised in- the-money Options ($)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid-out or Distributed(1) ($)
Dana Ades-Landy	–	–	–	–	–	–	50,961
Robert Comeau	–	–	–	–	–	–	53,616
François Côté(2)	–	–	–	–	–	–	–
Fredrick DiSanto(3)(4)	20,856	6.28	February 16, 2022	February 16, 2017	–
	6,436	6.92	June 14, 2022	June 14, 2017	–
	27,292				–	–	44,740
Lucie Martel(5)	–	–	–	–	–	–	29,134
James B. Renacci(6)	–	–	–	–	–	–	20,733
Ghyslain Rivard(7)	–	–	–	–	–	–	33,048
Jeffrey Rutherford(8)	–	–	–	–	–	–	18,986
C. Lee Thomas	–	–	–	–	–	–	46,760
Pierre Turcotte	–	–	–	–	–	–	48,600
(1) Shows the aggregate payout value of DSUs held as at March 31, 2020 based on $2.46, the closing price of Alithya’s subordinate voting shares on the TSX on March 31, 2020, the last trading day of the fiscal year ended March 31, 2020. All DSUs are fully vested at the time of grant.
(2)Mr. Côté did not seek re-election on the Board and therefore ceased to be a member of the Board and the Chair of the Corporate Governance, Nominating and Compensation Committee (which was split into the Corporate Governance and Nominating Committee and the Human Capital and Compensation Committee) on September 18, 2019. Mr. Côté was

also a member of the Audit and Risk Management Committee until June 30, 2019. His DSUs were settled through the issuance of treasury shares on December 17, 2019.
(3)Mr. DiSanto’s options are options that were originally issued by Edgewater and which were converted, on substantially the same terms and conditions as were applicable under the Edgewater equity incentive plans before the Edgewater Transaction, into options to acquire a number of subordinate voting shares equal to the number of shares of common stock of Edgewater subject to such options immediately prior to the Edgewater Transaction multiplied by the equity exchange ratio of 1.1918.
(4)The exercise price of Mr. DiSanto’s options is in U.S. dollars. The exercise price of his options held prior to the Edgewater Transaction was originally fixed by Edgewater and was reduced by an amount of US$1.15 per option, immediately prior to the closing of the Edgewater Transaction in order to reflect the special dividend paid on each Edgewater share of common stock then outstanding to Edgewater stockholders of record on October 31, 2018, and divided by the 1.1918 equity exchange ratio upon closing. The exercise price shown for his options is the Canadian dollar equivalent of the U.S. exercise price determined using the March 31, 2020 exchange rate of $1.4118 for each U.S. dollar.
(5)Ms. Martel was elected as a member of the Board and as Chair of the Human Capital and Compensation Committee following the split of the Corporate Governance, Nominating and Compensation Committee on September 18, 2019 and started acting as such at its next meeting on November 12, 2019.
(6)Mr. Renacci was appointed as a member of the Board effective November 12, 2019.
(7)Mr. Rivard, who was a member of the Corporate Governance, Nominating and Compensation Committee (which was split into the Corporate Governance and Nominating Committee and the Human Capital and Compensation Committee), was appointed as a member of both committees on September 18, 2019 and started acting as such at their next meeting on November 12, 2019. He also ceased to be a member of the Audit and Risk Management Committee on November 11, 2019.
(8)Mr. Rutherford ceased to be a member of the Board effective October 31, 2019. The 20,856 options he held as at the date of the end of his Board mandate were forfeited and canceled on January 31, 2020. The table above shows the market value of his DSUs as at March 31, 2020 (being the reference date for the information disclosed in this table). Mr. Rutherford’s DSUs were settled through the issuance of treasury shares on April 30, 2020.
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
Authorized Shares
Shares issued upon the exercise or settlement of awards granted under the Equity Incentive Plan are issued from treasury. Subject to adjustment, as described below, the maximum number of subordinate voting shares issuable under the Equity Incentive Plan is equal to 10% of the number of subordinate voting shares and multiple voting shares that are issued and outstanding from time to time.
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
•Stock Options. The exercise price of stock options may not be less than the market price of the subordinate voting shares at the time of grant. The market price is equal to the closing price of the subordinate voting shares on the TSX or the NASDAQ, whichever is greater at the then current exchange rate, on the day immediately preceding the date of grant. The Board determines at the time of grant the vesting conditions that impact the time or times at which stock options become exercisable and the terms on which stock options remain exercisable. Subject to any accelerated termination as set forth in the Equity Incentive Plan, the maximum term of a stock option is 10 years.
•Restricted Shares. An award of restricted shares is an award of subordinate voting shares subject to certain restrictions and to a risk of forfeiture.
•Restricted Share Units. An award of restricted share units is an award denominated in subordinate voting shares that entitles the participant to receive subordinate voting shares in the future. The delivery of subordinate voting shares under a restricted share unit award may be subject to the satisfaction of performance conditions or other vesting conditions as determined by the Board.
•Performance Share Units. An award of performance share units is an award the vesting and settlement of which is subject to performance objectives and other vesting conditions. Performance objectives may be based upon the achievement of corporate, divisional or individual goals, and may be applied relative to performance of an index or comparator group, or on any other basis determined by the Board.
•Deferred Share Units. An award of deferred share units is an award of a notional investment in subordinate voting shares reflected on an unfunded, book-entry account maintained by Alithya. Deferred share units may be subject to performance conditions or other vesting conditions. Deferred share units are generally settled in subordinate voting shares on the 90th day of the participant’s termination date, for Canadian participants, and on the 180th day of the participant’s termination date, for U.S. participants.
•Share Appreciation Rights. An award of share appreciation rights is an award that, subject to determination by the Board, will upon exercise provide the participant with a right to receive a specified number of subordinate voting shares equal in value to a specified increase in the market value of the subordinate voting shares. Subject to any accelerated termination as set forth in the Equity Incentive Plan, the maximum term of a share appreciation right is 10 years.
Limits on Grants of Awards
The maximum aggregate number of subordinate voting shares that can be issued, at any time and within any one-year period to insiders of Alithya under the Equity Incentive Plan and any other Alithya security-based compensation arrangements involving newly issued subordinate voting shares, may not exceed 10% of the issued and outstanding subordinate voting shares and multiple voting shares.
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
•Death or Disability. All awards shall immediately vest (or cease to be restricted) as of the termination date, and each stock option or share appreciation right held will continue to be exercisable (i) in the case of disability, until the date that is 90 days after the date of disability, or (ii) in the case of death, until the date that is 180 days after the date of death. Any performance targets associated with any award will be deemed to have been met at the target performance level.
•Retirement of an Employee. All unvested awards shall continue to vest and be settled and exercised in accordance with their terms, except that each stock option or share appreciation right held will continue to be exercisable until the date that is 90 days following the last vesting date of such stock option or share appreciation right and, if not exercised on or before such date, will be forfeited and cancelled.
•Voluntary Resignation of Employment (other than pursuant to a Retirement). All unvested awards will be forfeited and cancelled as of the termination date. Stock options and share appreciation rights, that have vested but have not been exercised, will remain exercisable until the earlier of (i) the date that is 90 days after the participant’s termination of employment or (ii) the award’s expiration date. Any performance targets associated with any vested awards will be deemed to have been met at the target performance level.
•Termination of Employment by Alithya for Cause. All awards, whether vested or unvested, will be forfeited and cancelled as of the termination date.
•Termination of Employment by Alithya other than for Cause. All unvested awards will be forfeited and cancelled as of the termination date. Stock options and share appreciation rights, that have vested but have not been exercised, will remain exercisable until the earlier of (i) the date that is 90 days after the participant’s termination of employment or (ii) the award’s expiration date. Any performance targets associated with any vested awards will be deemed to have been met at the target performance level.
•Termination of Directorship by Alithya for Breach of Fiduciary Duty. All awards, whether vested or unvested, will be forfeited and cancelled as of the termination date.
•Termination of Directorship for any reason other than Death, Disability, or Breach of Fiduciary Duty. The Board may, in its sole discretion, at any time prior to or following the date of termination of directorship, provide for the exercise, vesting or settlement of any or all awards held by the director on the date of termination.
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
Amendment, Suspension or Termination of the Plan
The Board may from time to time, without notice to or approval of the holders of voting shares of Alithya, amend, modify, change, suspend or terminate the Equity Incentive Plan or any outstanding award, as the Board determines appropriate. However, the Board shall not alter, suspend or terminate the Equity Incentive Plan or any outstanding award without the participant’s consent, if such alteration, suspension or termination of the Equity Incentive Plan or any outstanding award would materially impair the participant’s rights or materially increase the participant’s obligations under the Equity Incentive Plan (unless the Board determines that such adjustment is required or desirable in order to comply with any applicable securities law or stock exchange requirements). Shareholder approval will be required, in addition to the extent required by law, for any amendment, modification or change that (i) increases the percentage of subordinate voting shares reserved for issuance under the Equity Incentive Plan (except with respect to the adjustments described above), (ii) increases or removes the 10% limits on subordinate voting shares issuable or issued to insiders as described above, (iii) reduces the exercise price of an award (except with respect to the adjustments described above), (iv) extends the term of any award granted under the Equity Incentive Plan beyond its original expiration date (except where an expiration date would have fallen within a blackout period applicable to the participant or within five (5) business days following the expiry of such a blackout period), (v) permits awards to be transferred to a person other than a permitted assign (as such term is defined in National Instrument 45-106 - Prospectus exemptions) or other than for normal estate settlement purposes, or (vi) deletes or reduces the range of amendments which require approval of the holders of voting shares of Alithya.
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
Administration
The Employee Share Purchase Plan is administered by the Board in its sole and complete authority. Subject to applicable law, the Board may, from time to time, delegate to a committee of the Board all or any of the powers of the Board under the Employee Share Purchase Plan. Alithya has appointed AST Trust Company (Canada) as administrative agent to assist in the administration of the Employee Share Purchase Plan, including to purchase subordinate voting shares in the open market and hold them on behalf of participants as well as maintain records respecting such shares.
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
No Assignment
The interest of any participant under the Employee Share Purchase Plan is not transferable, assignable or alienable by pledge, assignment or in any manner whatsoever.
Amendment, Suspension or Termination of the Plan
The Employee Share Purchase Plan may be amended by the Board at any time in accordance with applicable securities laws or stock exchange rules, and without shareholder approval unless required by such laws or rules. The Board may also suspend the Employee Share Purchase Plan in whole or in part from time to time or terminate it at any time. However, any amendment, suspension or termination shall not adversely affect the entitlement of the participants to the full balance of their accounts, without their written consent.

C. Board Practices
Composition of Alithya’s Board of Directors and Director Term Limits
Alithya’s articles and by-laws provide that the minimum number of directors constituting the Board is three and that the maximum number is fifteen. The Board is currently comprised of nine directors. The minimum and maximum number of directors may be changed by an amendment to Alithya’s articles and by-laws. Under Alithya’s by-laws, directors are elected each year by a simple majority of the votes cast at the annual meeting of shareholders, if a quorum is present, and they remain in office until the next annual meeting of shareholders or until they resign or their successors are appointed. Under the QBCA and Alithya’s articles, shareholders may also, by resolution passed by a majority of the votes cast thereon at any special meeting of shareholders, remove any or all directors from office and elect any qualified person to fill the resulting vacancy. Vacancies that exist on the Board may generally be filled by the Board if the remaining directors constitute a quorum and the Board may, at its discretion, appoint one or more directors, who shall hold office for a term expiring no later than the close of the annual meeting of shareholders following their appointment, except that the total number of directors so appointed may not exceed one third of the number of directors elected at the annual meeting of shareholders preceding their appointment. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.
Committees of Alithya’s Board of Directors
Prior to September 18, 2019, the Board had two committees to assist it in fulfilling its mandate: the audit and risk management committee (“Audit Committee”) and the corporate governance, nominating and compensation committee. On September 18, 2019, given the evolving needs of the Board and the extensive mandate of the corporate governance, nominating and compensation committee, the committee was split into two distinct committees: the corporate governance and nominating committee (“Governance Committee”), which continues the work of its predecessor committee, except for human capital and compensation matters which were assigned to the newly formed Human Capital and Compensation Committee (“Compensation Committee”). Each committee reports to the Board. The role and responsibilities of the committees are described below.
Audit and Risk Management Committee
Alithya’s Audit Committee is composed of Robert Comeau, Dana Ades-Landy and C. Lee Thomas, with Mr. Comeau serving as Chair of the committee. The Board has determined that all members of the Audit Committee meet the independence requirements under the rules of NASDAQ, the TSX and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and under Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Board has also determined that Robert Comeau is an “audit committee financial expert” within the meaning of the U.S. Securities and Exchange Commission’s (the “SEC”) regulations and applicable NASDAQ rules.
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
Corporate Governance and Nominating Committee
Alithya’s Governance Committee is composed of Pierre Turcotte, Fredrick DiSanto and Ghyslain Rivard, with Mr. Turcotte serving as Chair of the committee.
Alithya’s Governance Committee serves the principal role of reviewing the Company’s approach to corporate governance matters. The Governance Committee is, among others, responsible for: (i) overseeing and assessing the composition and functioning of the Board and its committees, (ii) the development, recommendation to the Board, implementation and assessment of effective corporate governance practices consistent with the Company’s commitment to high standards of corporate governance, (iii) identifying and addressing potential risks related to corporate governance matters, and (iv) identifying, and recommending to the Board, potential director candidates who possess the qualifications and skills to fulfill the Board responsibilities. In performing its mandate, the Governance Committee annually reviews Alithya’s approach to governance issues and recommends to the Board, where deemed necessary, changes to the Company’s policies, annually assesses the performance and effectiveness of the Board and its committees, as well as, every two years, each individual director, to ensure that they are fulfilling their respective responsibilities and duties, and oversees Alithya’s director orientation and continuing education programs.
Human Capital and Compensation Committee
Alithya’s Compensation Committee is composed of Lucie Martel, Ghyslain Rivard and Pierre Turcotte, with Ms. Martel serving as Chair of the committee.
Alithya’s Compensation Committee serves the principal role of approving, and recommending to the Board, compensation programs for senior management and directors of Alithya. The Compensation Committee is, among others, responsible for: (i) reviewing the compensation structure of executive officers and key senior management employees, and recommending to the Board compensation policies and processes as well as, where applicable, amendments to incentive compensation and equity compensation plans or the adoption of new plans, in order to retain key senior management employees with the skills and expertise needed to enable Alithya to achieve its goals and strategies at a fair and competitive compensation, (ii) reviewing, and recommending to the Board, target performance measures with respect to incentive compensation payable to executive officers and key senior management employees as well as compensation to be paid-out, and (iii) identifying and developing talent to ensure that Alithya maintains an appropriate pipeline of potential successors at the executive and senior management levels.
D. Employees
As of March 31, 2020, 2019 and 2018, Alithya employed 2,146, 2,028, and 1,550 professionals (including 666, 657 and 730 subcontractors) respectively. The number of professionals by geography as of the end of the period for our fiscal years ended March 31, 2020, 2019 and 2018 was as follows:

	2020	2019	2018
By Geography:
Canada	1,524	1,461	1,454
U.S.	493	434	–
Europe	129	133	96
Total	2,146	2,028	1,550
The increase in the number of professionals as of March 31, 2020 was primarily as a result of our business acquisitions.
Alithya is not party to any collective bargaining agreements.
In the weeks preceding this Annual Report, in response to the COVID-19 pandemic, Alithya took preventive measures to ensure continued operations and the safety of its professionals. As part of those preventive measures, Alithya temporarily closed its offices and promoted work from home and social distancing. In addition, Alithya established and implemented internal protocols to respond to suspected or diagnosed cases of COVID-19 among its workforce. While offices remain closed as of the date of this Annual Report, Alithya is currently preparing its return to the office measures based on applicable legislation, government recommendations and other best practices. Alithya will continue to monitor the related risks, as well as the measures and programs imposed by governments and will adjust its return to the office program accordingly.
E. Share Ownership
See Item 7. – “Major Shareholders and Related Party Transactions.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders.
Security Ownership
The following table sets forth information relating to the beneficial ownership of Alithya’s shares as of June 5, 2020, by:
•each person or group who is known by us, pursuant to, among others, publicly disclosed information, to own beneficially more than 5% of each class of Alithya’s shares;
•each of Alithya’s directors; and
•each of Alithya’s executive officers.

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
The percentage of voting shares beneficially owned is computed on the basis of 50,912,251 subordinate voting shares and 7,168,984 multiple voting shares outstanding as of June 5, 2020.

Name of Beneficial Owner	Subordinate Voting Shares Beneficially Owned (#)	Multiple Voting Shares Beneficially Owned (#)	Percentage of Total Alithya Shares (%)	Percentage of Total Voting Power (%)
Principal Shareholders:
Paul Raymond(1)(2)	138,423	1,534,992	2.87	12.63
Ghyslain Rivard(2)(3)	–	4,962,819	8.54	40.48
Pierre Turcotte(2)(4)	134,800	1,634,333	3.05	13.44
Capital Régional et Coopératif Desjardins(5) 2, complexe Desjardins, bur. 1717 C.P. 760, succ. Desjardins Montréal, QC H5B 1B8	6,358,742	–	10.95	5.19
Claret Asset Management Corporation(6) 2000 McGill College Avenue, Suite 1150 Montréal, Québec, Canada H3A 3N4	6,111,334	–	10.52	4.98
Investissement Québec(7) 600, De La Gauchetière Street West Suite 1500 Montréal, QC H3B 4L8	4,821,286	–	8.30	3.93
Industrielle Alliance Insurance and Financial Services Inc.(8) 1080 Grande-Allée West Québec, Québec, Canada G1K 7M3	4,509,933	–	7.76	3.68
Directors:(9)
Dana Ades-Landy	12,725	–	*	*
Robert Comeau	22,300	–	*	*
Fredrick DiSanto(10)	1,783,786	–	3.07	1.45
Lucie Martel	–	–	*	*
James B. Renacci	60,000	–	*	*
Paul Raymond(1)(2)	See above	See above	See above	See above
Ghyslain Rivard(2)(3)	See above	See above	See above	See above
C. Lee Thomas	26,000	–	*	*
Pierre Turcotte(2)(4)	See above	See above	See above	See above

Named Executive Officers:(9)		–
Paul Raymond	See above	See above	See above	See above
Claude Thibault	75,067	–	*	*
Claude Rousseau(11)	112,409	–	*	*
Russell Smith(12)	257,796	–	*	*
Robert Lamarre(13)	116,205	–	*	*
* Less than 1%.
(1)Includes 963,160 multiple voting shares that Paul Raymond may acquire through the exercise of stock options within 60 days hereof. Also includes 571,832 multiple voting shares held by Fiducie Direxions. Paul Raymond has the power to direct investments and/or power to vote the securities held by Fiducie Direxions.
(2)On November 1, 2018, Paul Raymond, Ghyslain Rivard and Pierre Turcotte entered into a voting agreement, pursuant to which they agreed to, among other things, vote all of the Alithya shares under their control in accordance with decisions made by a majority of them, subject to certain exceptions. See “—Voting Agreement” below.
(3)Includes 4,612,000 multiple voting shares held by Services informatiques MixMédia inc. and 350,819 multiple voting shares held by 9668586 Canada Inc., which are indirectly majority-owned and controlled by Ghyslain Rivard, who has power to direct investments and/or power to vote the securities.
(4)Includes 51,400 subordinate voting shares held by Triaxions Technologie inc. and 1,468,858 multiple voting shares held by 9387-1010 Québec inc., which are indirectly majority-owned and controlled by Pierre Turcotte, who has power to direct investments and/or power to vote the securities.
(5)Information set forth above is based upon Capital Régional et Coopératif Desjardins’ reporting insider filing with the Canadian System for Electronic Disclosure by Insiders (SEDI) and its Schedule 13G filing with the SEC on November 9, 2018.
(6)Information set forth above is based upon Claret Asset Management Corporation’s Schedule 13G/A filing with the SEC on January 15, 2020.
(7)Information set forth above is based upon Investissement Québec’s Schedule 13G filing with the SEC on November 9, 2018.
(8)Information set forth above is based upon Industrielle Alliance Insurance and Financial Services Inc.’s Schedule 13G/A filing with the SEC on January 23, 2020.
(9)The address of each of the directors and named executive officers listed above is c/o Alithya Group inc., 1100 Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5.
(10)Includes 27,292 subordinate voting shares that Fredrick DiSanto may acquire through the exercise of stock options within 60 days hereof.
(11)Includes 65,000 subordinate voting shares that Claude Rousseau may acquire through the exercise of stock options within 60 days hereof.
(12)Includes 180,344 subordinate voting shares that Russell Smith may acquire through the exercise of stock options within 60 days hereof.
(13)Includes 40,000 subordinate voting shares that Robert Lamarre may acquire through the exercise of stock options within 60 days hereof.
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

Voting Agreement
On November 1, 2018, each of Paul Raymond, Ghyslain Rivard and Pierre Turcotte (collectively, the “Group of 3”) entered into a voting agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, each of the members of the Group of 3 agreed to vote, or cause to be voted, all of the Alithya shares over which he has direct or indirect voting control from time to time and at all times (the “Controlled Shares”) at any shareholders’ meeting of Alithya in a manner as will be decided upon by the decision of at least two of the three members of the Group of 3 (the “Majority Decision”). However, no member of the Group of 3 will be required to comply with the Majority Decision in respect of a particular matter if, for that matter, (a) there is no Majority Decision notified to them by the deadline specified in the Voting Agreement, (b) a member of the Group of 3 holding Controlled Shares is not permitted by applicable law to vote on the matter, or (c) the vote is for the election of any of Paul Raymond, Ghyslain Rivard and Pierre Turcotte to the Board.
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
See Exhibit 15.3 to this Annual Report.
A.7 Legal Proceedings
During the ordinary course of conducting its business, Alithya may be threatened with or become subject to legal proceedings initiated by third parties or Alithya’s clients. Alithya currently has no material legal or regulatory proceedings pending.

A.8 Dividend Policy
Alithya does not currently expect to pay dividends on the subordinate voting shares or the multiple voting shares in the foreseeable future, and Alithya anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Canadian legal requirements and Alithya’s articles, be at the sole discretion of the Board and will depend on Alithya’s financial condition, results of operations, capital requirements and other factors the Board deems relevant. Currently, the provisions of Alithya’s Credit Facility (as defined below) place certain limitations on the amount of cash dividends that Alithya could pay.
B. Significant Changes
See “Note 23. Subsequent Events” to our Annual Financial Statements included as Exhibit 15.3 to this Annual Report.
ITEM 9. THE OFFER AND LISTING
Not applicable except for Item 9.A.4 and Item 9.C.

The subordinate voting shares have been listed on both the NASDAQ and the TSX since November 2, 2018 under the symbol “ALYA.”
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The information contained under the caption of “Description of New Alithya Shares” in Alithya’s registration statement on Form F-4, filed with the SEC on September 12, 2018 (File No. 333-227310), is incorporated by reference herein.
C. Material Contracts
Except as described below, Alithya was not a party to any material contracts entered into in the ordinary course of business, for the two years immediately preceding the date of this Annual Report.
Employment Agreements
The Company entered into new employment agreements with each of Messrs. Paul Raymond, Claude Thibault, Claude Rousseau and Robert Lamarre to harmonize them with the Company’s new form of employment agreements. Copies of their new employment agreements are attached as Exhibit 4.1 to 4.4 to this Annual Report.
At the time of the Edgewater Transaction, Alithya agreed to assume the employment agreement of Russell Smith originally entered into between Mr. Smith and Edgewater, as well as his then outstanding stay bonus and restrictive covenants agreement. A copy of his employment agreement is attached as Exhibit 4.5 to this Annual Report and a copy of his then outstanding stay bonus and restrictive covenants agreement is attached as Exhibit 4.6 to this Annual Report.
Credit Agreement
On January 22, 2019, Alithya entered into a credit agreement for the provision of a $60,000,000 senior secured revolving credit facility (the “Credit Facility”), which replaced its previous credit facility. The facility can be drawn in both Canadian and US dollars, and is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2,500,000. As at March 31, 2020, and up to June 18, 2020, advances beared interest at the Canadian or US prime rate, as applicable, plus an applicable margin ranging from 0.00% to 0.75%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.00% to 2.00%, as applicable for Canadian and US advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios. On June 18, 2020, the credit agreement was amended to reflect new covenant definitions, the Paycheck Protection Program loan certain of its subsidiaries received on May 5, 2020, a temporary minimum availability test, certain COVID-19 considerations, as well as other administrative clarifications. In addition, the maximum applicable margin for the Canadian and US prime rate advances increased from 0.75% to 1.50%, and the maximum applicable margin for bankers’ acceptances and LIBOR advances increased from 2.00% to 2.75%. As security for the facility, Alithya provided a first ranking hypothec on the universality of its assets excluding leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing tied to refundable tax credits, to a maximum of $7,500,000. Under the terms of the credit agreement, Alithya is required to maintain certain financial covenants. As at March 31, 2020, Alithya was in compliance with its financial covenants. The Credit Facility matures in 2022 and is renewable for additional one-year periods at the lender’s discretion. A copy of the amended and restated credit agreement is attached as Exhibit 4.7 to this Annual Report and is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
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
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the ownership and disposition of subordinate voting shares. In addition, this summary does not take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, including specific tax consequences to a holder under applicable tax treaties other than the Canada-U.S. Tax Treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder. Holders should consult their tax advisors regarding such tax consequences in light of their individual circumstances.
This summary is limited to considerations relevant for investors holding subordinate voting shares as capital assets (generally, property held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special tax rules, such as:
•banks, thrifts, mutual funds, financial institutions, underwriters, insurance companies;
•real estate investment trusts and regulated investment companies;
•tax-exempt organizations, pension funds, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;
•expatriates or former long-term residents of the U.S.;
•persons holding shares through a partnership, limited liability, or other fiscally or tax transparent entity;
•dealers or traders in securities, commodities or currencies;
•grantor trusts;
•persons subject to the alternative minimum tax;
•U.S. persons whose “functional currency” is not the U.S. dollar;
•partnerships or other pass-through entities;

•persons who received subordinate voting shares through the exercise of incentive stock options or through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or through other compensatory arrangements;
•persons who own (directly, indirectly or constructively) 10% or more (by vote or value) of the outstanding shares of Alithya; or
•holders holding subordinate voting shares as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction” or other integrated investment, or as other than a capital asset.
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
As used in this Annual Report, the term “U.S. holder” means a beneficial owner of subordinate voting shares, that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the U.S.;
•a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the U.S., any state in the U.S. or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust that (i) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons with respect to all of its substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
As used in this Annual Report, the term “non-U.S. holder” means a beneficial owner (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) of subordinate voting shares, that is not a U.S. holder.
The U.S. federal income tax treatment of a partner in a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds subordinate voting shares generally will depend on the status of the partner and the activities of the partnership. A partnership or partner in a partnership that holds subordinate voting shares should consult its own tax advisor regarding the tax consequences of investing in and disposing of subordinate voting shares.
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
Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the U.S. which is determined by the U.S. Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Canada-U.S. Tax Treaty meets these requirements. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the U.S. U.S. Treasury Department guidance indicates that the common or ordinary shares which are listed on NASDAQ, should be considered readily tradable on an established securities market in the U.S. Accordingly, the subordinate voting shares are expected to satisfy this requirement in respect of the taxable year ended March 31, 2021. However, there can be no assurance that the subordinate voting shares will be considered readily tradable on an established securities market in future years. Notwithstanding the foregoing, Alithya will not constitute a qualified foreign corporation for purposes of these rules if either it is a passive foreign investment company, or “PFIC”, for the taxable year in which it pays a dividend or for the preceding taxable year (see “—Passive foreign investment company status” below).
U.S. holders should consult their own advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends paid on subordinate voting shares.
Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by Alithya may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on subordinate voting shares will generally be treated as income from sources outside the U.S. and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their individual circumstances.
Sale, Exchange, Redemption or Other Taxable Disposition of Subordinate Voting Shares
Subject to the discussion under “—Passive Foreign Investment Company Status” below, a U.S. holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of subordinate voting shares in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and such holder’s tax basis in the shares (determined in U.S. dollars). Any gain or loss recognized by a U.S. holder on a taxable disposition of subordinate voting shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates apply to long-term capital gains of a U.S. holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. holder that is a corporation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of subordinate voting shares will generally be treated as U.S. source gain or loss. Each U.S. holder should consult its own tax advisor as to the tax treatment of dispositions of subordinate voting shares in exchange for Canadian dollars.
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
Alithya is not currently expected to be treated as a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2021 or for foreseeable future taxable years. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. In addition, certain aspects of the PFIC rules are unclear and subject to differing interpretations. Accordingly, there can be no assurance that Alithya will not be treated as a PFIC for any taxable year.
If Alithya were to be treated as a PFIC, U.S. holders holding subordinate voting shares could be subject to certain adverse U.S. federal income tax consequences with respect to gains realized on a taxable disposition of such shares and certain distributions received on such shares. In addition, dividends received with respect to subordinate voting shares would not constitute qualified dividend income eligible for preferential tax rates if Alithya is treated as a PFIC for the taxable year of the distribution or for its preceding taxable year. Certain elections (including a mark-to-market election) may be available to U.S. holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to their investment in subordinate voting shares.
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
This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, the Canada-U.S. Tax Convention (1980), as amended (the “Treaty”), the Fifth Protocol to the Treaty signed on September 21, 2007 (the “Protocol”), and Canadian tax counsel’s understanding of the current administrative practices published in writing by the Canada Revenue Agency. This summary does not otherwise take into account any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations.
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

Holders Resident in the U.S.
This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and the Treaty: (i) is a resident of the U.S., (ii) is not, and is not deemed to be, a resident of Canada, and (iii) does not use or hold, and is not deemed to use or hold, the subordinate voting shares in a business carried on in Canada (a “U.S. resident holder”). Special rules, which are not discussed in this summary, may apply to a U.S. resident holder that is an insurer that carries on an insurance business in Canada and elsewhere.
Dividends on Subordinate Voting Shares
Dividends paid or credited, or deemed under the Tax Act to be paid or credited, to a U.S. resident holder on subordinate voting shares are subject to Canadian withholding tax under the Tax Act at the rate of 25%; however, the rate of Canadian withholding tax applicable to a U.S. resident holder is generally reduced to 15% under the Treaty (or 5% in the case of a U.S. resident holder that is a corporation beneficially owning at least 10% of Alithya’s subordinate voting shares). A U.S. resident holder must not be subject to the limitation on benefits restrictions in the Treaty to be entitled to the 15% (or 5%) withholding tax rate on dividends on the subordinate voting shares.
Disposition of Subordinate Voting Shares
A U.S. resident holder for whom subordinate voting shares are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of such shares. Generally, provided that subordinate voting shares are listed on a “designated stock exchange” (which includes the TSX and the NASDAQ), subordinate voting shares will not be taxable Canadian property to a U.S. resident holder at a particular time unless at any time during the 60-month period immediately preceding that time (a) one or any combination of (i) the U.S. resident holder, (ii) persons with whom the U.S. resident holder did not deal at arm’s length, or (iii) partnerships in which the U.S. resident holder or a person with whom the U.S. resident holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Alithya, and at that time (b) more than 50% of the fair market value of the subordinate voting shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law a right in, any such property, whether or not such property exists. Subordinate voting shares may also be deemed to be taxable Canadian property of a U.S. resident holder in certain circumstances. U.S. resident holders whose subordinate voting shares may constitute taxable Canadian property should consult their own tax advisors.
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

This portion of the summary is not applicable to a Canadian resident holder (i) that is a “specified financial institution” as defined in the Tax Act, (ii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iii) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act, (iv) that makes or who has made an election under section 261 of the Tax Act to report its “Canadian tax results” as defined in the Tax Act in a currency other than the Canadian currency, or (v) that is a corporation that, or is a corporation that does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that, is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the subordinate voting shares, controlled by (a) a non-resident corporation, (b) a non-resident individual, (c) a non-resident trust, or (d) a group of persons comprised of any combination of persons included in (a) to (c) above that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Canadian resident holders should consult their own tax advisors.
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
Generally, one-half of any capital gain (a “taxable capital gain”) realized must be included in the Canadian resident holder’s income. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss (an “allowable capital loss”) must be deducted against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in any of the three prior years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.
The amount of any capital loss realized by a Canadian resident holder that is a corporation on the disposition of a subordinate voting share may be reduced by the amount of any dividends received (or deemed to be received) by the Canadian resident holder on such subordinate voting share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a subordinate voting share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Canadian resident holders should consult their own tax advisors regarding their particular circumstances.

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
F. Dividends and Payment Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
This Annual Report and the related exhibits are available for viewing at our offices at 1100 Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5, telephone: +1 (514) 285-5552. Copies of our financial statements and other continuous disclosure documents required under Canadian securities laws are available for viewing on SEDAR at www.sedar.com.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Alithya's financial instruments consist of cash, short-term deposits, restricted cash, accounts receivable and other receivables, trade accounts payable and accrued liabilities and long-term debt and lease liabilities. Alithya, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: interest rate risk, credit risk, liquidity risk and currency risk. Senior management and Board are responsible for setting risk levels and reviewing risk management activities as they determine necessary.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Alithya is exposed to fluctuations in interest rates with respect to its variable rate on its Credit Facility. The interest rate risk profile of Alithya’s interest-bearing financial instruments was as follows:

As at	March 31,
(In $ Thousands)	2020	2019
	$	$
Variable rate financial instruments
Credit facility	37,615	24,949
Other long-term debt	347	—
	37,962	24,949

For the year ended March 31, 2020, Alithya has determined that a reasonably possible increase or decrease of 100 basis point in interest rates of the above variable-rate financial liabilities would not have a significant impact on equity and profit or loss. This analysis assumes that all other variables remain constant, in particular foreign currency exchange rates. It has been performed on the same basis for the year ended March 31, 2019.

Alithya does not account for any fixed rate financial liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect equity and profit or loss.

Liquidity risk
Liquidity risk is the risk that Alithya will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Alithya’s activities are financed through a combination of cash flows from operations, borrowings under existing credit facilities, issuance of debt and issuance of equity. As a result of the effect of COVID-19, unanticipated pressures may occur on liquidity. In order to manage its exposure to liquidity risk, Alithya’s primary goal is to maintain an optimal level of liquidity through an active management of assets and liabilities as well as cash flows. Despite the pandemic, Alithya continues to be in regular contact with customers. Also, as at March 31, 2020, Alithya has an unused capacity of approximately $22,000,000 under its authorized secured senior revolving credit facility of $60,000,000.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities.

As at	March 31, 2020
(In $ Thousands)	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$

Accounts payable and accrued liabilities	28,970	28,970	28,970	—	—	—
Credit facility	37,615	39,775	1,178	38,597	—	—
Balances of purchase payable, non-interest bearing	15,609	17,006	1,000	3,259	12,747	—
Other (included in long-term debt)	347	347	126	101	120	—
Lease liabilities	13,232	16,091	2,020	2,018	6,464	5,589
	95,773	102,189	33,294	43,975	19,331	5,589

As at	March 31, 2019
(In $ Thousands)	Carrying amount	Total	1 year or less	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$

Accounts payable and accrued liabilities	28,162	28,162	28,162	—	—	—
Credit facility	24,949	29,149	1,493	1,493	26,163	—
Balance of purchase payable, non-interest bearing	3,765	4,100	1,000	1,000	2,100	—
	56,876	61,411	30,655	2,493	28,263	—
Credit risk
Credit risk is the risk of loss due to a counterparty's inability to meet its obligations. At March 31, 2020 and 2019, Alithya's credit risk exposure consists mainly of the carrying amounts of cash and short-term deposits held with major Canadian banks, accounts receivable and other receivables, and unbilled revenue. The carrying amounts of financial assets and unbilled revenue represent the maximum credit exposure.
Impairment losses recognized in profit or loss is not significant both in 2020 and 2019.
The credit risk in respect of cash balances and short-term deposits is minimal as they are held with reputable financial institutions.
With respect to accounts receivable and unbilled revenue, Alithya is exposed to a concentration of credit risk on significant customers operating in Canada, as identified in Note 4 to our Annual Financial Statements included as Exhibit 15.3 to this Annual Report. However, this credit risk exposure is mitigated by the relative size and nature of the business carried on by such customers. Also, Alithya has a large and diversified client base from clients engaged in various industries, including banks with high credit-rating, government agencies, telecommunications and retails. Historically, Alithya has not made any significant write-offs. Notwithstanding the impact of COVID-19, Alithya’s credit risk exposure remains relatively low. A substantial portion of accounts receivable and unbilled revenues are with customers who operate in industries for which credit risk has not increased significantly following the pandemic. However, if a key customer experiences financial difficulties or fails to comply with its contractual obligations which may occur as the pandemic continues, this could result in a significant financial loss to Alithya.
In order to manage its exposure to credit risk and assess credit quality, Alithya established a credit policy under which collection of account receivable is a priority. Each new customer is analyzed individually for creditworthiness before Alithya enters into contract. The financial stability and liquidity of customers are assessed on a regular basis, which included the review of default risk associated with the industry in which customers operate. Alithya also limits its exposure by setting credit limits when deemed necessary. No significant adjustments were made to allowance for doubtful accounts in connection with this assessment.
For both 2020 and 2019, allowance for doubtful accounts was not significant.

Currency risk
Alithya is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which cash, accounts receivables and other receivables, accounts payables and accrued liabilities and borrowings are denominated and the respective functional currencies of Alithya’s companies. The currencies in which these financial instruments are mainly denominated is USD. Other currencies have no significant impact on Alithya’s exposure to currency risk.
The summary quantitative data about Alithya’s exposure to currency risk for the significant exchange rates is as follow.

As at	March 31,
(In $ Thousands)	2020	2019
	USD	USD
Cash	891	1,004
Accounts receivable and other receivables	377	80
Accounts payable and accrued liabilities	(944)	(110)
Credit facility	(14,000)	(18,550)
Net statement of financial position exposure	(13,676)	(17,576)

The following table illustrates the sensitivity of profit and equity in regards to Alithya’s financial assets and financial liabilities and the USD/Canadian dollars exchange rate ‘all other things being equal’. It assumes a +/- 8% change of the USD/Canadian dollars exchange rate for the year ended March 31, 2020 (2019: +/-6%). This percentage has been determined based on the average market volatility in exchange rate in the previous twelve months. The sensitivity analysis is based on Alithya’s foreign currency financial instruments held at each reporting date.

			Profit or loss
Effect in Canadian dollar			Strengthening	Weakening
As at March 31, 2020
USD	8%	Movement	(1,087)	1,087
As at March 31, 2019
USD	6%	Movement	(1,115)	1,115

For further information, including information on the fair value of financial instruments, please see “Note 21. Financial Instruments” to our Annual Financial Statements included as Exhibit 15.3 to this Annual Report.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A. – D. Material Modifications to the Rights of Security Holders
None.
E. Use of Proceeds
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. - D.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” — “Management’s Evaluation of our Disclosure Controls and Procedures” included as Exhibit 15.2 to this Annual Report.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
See Item 6.C – “Board Practices” — “Committees of Alithya’s Board of Directors” — “Audit and Risk Management Committee.”
ITEM 16B. CODE OF ETHICS
The Board has adopted a code of business conduct and ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC. Our code of business conduct and ethics is available on our website at www.alithya.com/en/who-we-are/governance. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees and Services
The following table summarizes the fees billed by Alithya’s auditors, Raymond Chabot Grant Thornton LLP, for services rendered to Alithya during the fiscal years ended March 31, 2020 and 2019.

	For the fiscal year ended March 31,
	2020	2019
Audit fees (1)	$659,000	$329,810
Audit-related fees (2)	$102,344	$373,464
Tax fees (3)	$81,405	$111,034
All other fees (4)	$—	$—
Total	$842,749	$814,308

(1) “Audit fees” means the aggregate fees billed in each fiscal year for professional services rendered by Raymond Chabot Grant Thornton LLP for the audit of our annual consolidated financial statements and review of Alithya’s interim condensed consolidated financial statements.
(2) “Audit-related fees” includes assurance and related services reasonably related to the audit of our annual consolidated financial statement not included in audit services which are included in “Audit fees” as well as, for the fiscal year ended March 31, 2020, financial and tax due diligence related to the acquisition of Travercent LLC, and for the fiscal year ended March 31, 2019, accounting and financial reporting services rendered by Raymond Chabot Grant Thornton LLP in connection with Alithya becoming a public issuer.
(3) “Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by Raymond Chabot Grant Thornton LLP for tax compliance and tax advice.
(4) “All other fees” includes the aggregate of all other fees billed in each of the fiscal years. There were no other fees incurred in either fiscal year.
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
ITEM 16G. CORPORATE GOVERNANCE
As a “foreign private issuer” under the U.S. Securities Exchange Act of 1934, as amended, Alithya is permitted, pursuant to NASDAQ Stock Market Rule 5615(a)(3), to follow its home country practice in lieu of certain NASDAQ corporate governance standards provided that it discloses and describes the same. A description of the significant ways in which Alithya’s governance practices currently differ from those followed by domestic companies pursuant to the Rule 5600 series of the NASDAQ Stock Market Rules is set out below:
•NASDAQ Stock Market Rules 5605(d)(2) and 5605(e)(1) provide that each member of a company’s compensation committee and nomination committee must be an independent director, as defined in NASDAQ Stock Market Rule 5605(a)(2). Alithya follows applicable Canadian laws, who do not mandate a compensation committee or a nomination committee to be comprised entirely of independent directors. Alithya’s Governance Committee and Compensation Committee are currently comprised of a majority of independent directors; and

•NASDAQ Stock Market Rule 5620(c) provides that the minimum quorum requirement for a meeting of shareholders is 33⅓% of the outstanding common voting shares. Alithya is governed by the QBCA which permits Alithya to specify a quorum requirement in its by-laws. Under Alithya’s bylaws, a quorum for the transaction of business at any meeting of shareholders is of at least two persons present in person or by proxy and representing at least 25% of the issued and outstanding shares of Alithya carrying the right to vote at the meeting. The rules of the TSX, upon which Alithya’s subordinate voting shares are also listed, do not contain specific quorum requirements.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS.
See Exhibit 15.3 to this Annual Report.
ITEM 18. FINANCIAL STATEMENTS.
Our Annual Financial Statements are included as Exhibit 15.3 to this Annual Report.

ITEM 19. EXHIBITS.

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

2.2
Description of Class A Subordinate Voting Shares of Alithya Group inc. (incorporated herein by reference to the section titled “Description of New Alithya Shares” in (i) Alithya Group inc.’s registration statement on Form F-4 (File No. 333-227310), originally filed with the Securities and Exchange Commission on September 12, 2018, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933, and (ii) Alithya Group inc.’s registration statement on Form 8-A (File No. 001-38705), filed with the Securities and Exchange Commission on October 16, 2018).

3.1
Form of Voting Agreement by and among Paul Raymond, Ghyslain Rivard and Pierre Turcotte (incorporated by reference from Exhibit 9.1 to our Registration Statement on Form F-4 (File No. 333-227310) filed with the SEC on September 12, 2018).

4.1	Employment Agreement between Alithya Group inc. and Paul Raymond dated as of November 25, 2019.
4.2	Employment Agreement between Alithya Group inc. and Claude Thibault dated as of December 5, 2019.
4.3	Employment Agreement between Alithya Group inc. and Claude Rousseau dated as of December 5, 2019.
4.4	Employment Agreement between Alithya Group inc. and Robert Lamarre dated as of November 25, 2019.
4.5
Employment Agreement between Edgewater Technology, Inc. and Russell Smith, dated as of December 18, 2009 (incorporated by reference from Exhibit 4.1 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2019 filed with the SEC on June 19, 2019).

4.6	Stay Bonus Agreement between Edgewater Technology, Inc. and Russell Smith dated as of December 22, 2017.
4.7	Amended and restated credit agreement by and among, inter alia, Alithya Group inc. and the Bank of Nova Scotia, as underwriter and principal agent, dated June 18, 2020.†
4.8	Alithya Group inc. Long Term Incentive Plan. (incorporated by reference from Exhibit 4.4 of our Registration Statement on Form S-8 (File No. 333-228487) filed with the SEC on November 20, 2018).
4.9	Alithya Group inc. Share Purchase Plan. (incorporated by reference from Exhibit 4.5 of our Registration Statement on Form S-8 (File No. 333-228487) filed with the SEC on November 20, 2018).
8.1	Subsidiaries of Alithya Group inc.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Raymond Chabot Grant Thornton LLP.
15.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya Group inc. for the fiscal years ended March 31, 2020 and 2019.
15.3	Consolidated Financial Statements of Alithya Group inc. for the fiscal years ended March 31, 2020, 2019 and 2018.
101.INS	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
†Certain portions of this exhibit have been omitted because they are both: (i) not material; and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 19, 2020

ALITHYA GROUP INC.

By:	/s/ Paul Raymond
Name:	Paul Raymond
Title:	President and Chief Executive Officer