Form 40-F
period 2021-03-31
Alithya Group inc
filed 2021-06-10
CIK 1734520

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2021
Commission file number 001-38705

ALITHYA GROUP INC.
(Translation of Registrant’s name into English)

Québec, Canada
(Province or other jurisdiction of incorporation or organization)

7370
(Primary Standard Industrial Classification Code Number)

N/A
(I.R.S. Employer Identification Number)

1100, Robert-Bourassa Boulevard, Suite 400
Montréal, Québec, Canada H3B 3A5
+1 (514) 285-5552
(Address and telephone number of principal executive offices)

CT Corporation System
28, Liberty Street
New York, New York, USA 10005
+1 (212) 590-9200
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol:	Name of each exchange on which registered:
Class A subordinate voting shares	ALYA	The Nasdaq Stock Market LLC

Securities registered or to be registered to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual report, indicate by check mark the information filed with this form:

☒  Annual Information Form                ☒ Audited Annual Financial Statement

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

51,373,822 Class A subordinate voting shares and 7,321,616 Class B multiple voting shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such report); and (2) has been subject to such filing requirements for the past 90 days:

Yes  ☒        No  ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the registrant was required to submit such files):

Yes  ☒        No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act:
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards† provided pursuant to Section 13(a) of the Exchange Act: ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

EXPLANATORY NOTE

Alithya Group inc. (“Alithya”, the “Company” or the “Registrant”) is a Canadian issuer eligible to prepare and file this annual report on Form 40-F (collectively with the exhibits filed herein, the “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Accordingly, equity securities of the Registrant are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

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

Forward-looking statements in this Annual Report include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three to five year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding the Company’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in the Company’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond the Company’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risk and Uncertainties” of our Management’s Discussion and Analysis for the fiscal years ended March 31, 2021 and March 31, 2020, included in and incorporated into this Annual Report as Exhibit 99.3, and in the Company’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

Forward-looking statements contained or incorporated by reference in this Annual Report are qualified by these cautionary statements. Forward-looking statements contained herein are made only as of the date of this Annual Report and those contained in other documents incorporated by reference are made only as of the date of such other documents. The Company expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant also prepares its consolidated financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. IFRS differ in some significant respects from United States generally accepted accounting principles (“U.S. GAAP”) and thus the Registrant’s financial statements may not be comparable to financial statements of United States companies. In addition, differences may arise in subsequent periods related to changes in IFRS or U.S. GAAP or due to new transactions that the Registrant enters into. The Registrant is not required to prepare a reconciliation of its consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP and has not quantified such differences.

PRINCIPAL DOCUMENTS

A.    Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended March 31, 2021 (the “2021 AIF”) is attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference.

B.    Audited Annual Financial Statements

The Registrant’s audited annual consolidated financial statements for the fiscal years ended March 31, 2021 and March 31, 2020 is attached as Exhibit 99.2 to this Annual Report and incorporated herein by reference.

C.    Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the fiscal years ended March 31, 2021 and March 31, 2020 (the “2021 MD&A”) is attached as Exhibit 99.3 to this Annual Report and incorporated herein by reference.

CONTROLS AND PROCEDURES

A.    Certifications

The certifications required by Rule 13a-14(a) or Rule 15d-14(a) are attached as Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report and incorporated herein by reference.

B.    Disclosure Control and Procedures

The information provided under the heading “Management’s Evaluation of our Disclosure Controls and Procedures - Disclosure Controls and Procedures” in the Registrant’s 2021 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

C.    Management’s Annual Report on Internal Control over Financial Reporting

The information provided under the heading “Management’s Evaluation of our Disclosure Controls and Procedures - Internal Control over Financial Reporting” in the Registrant’s 2021 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

D.    Changes in Internal Control over Financial Reporting

The information provided under the heading “Management’s Evaluation of our Disclosure Controls and Procedures - Internal Control over Financial Reporting” in the Registrant’s 2021 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors (the “Board”) has determined that it has at least one “audit committee financial expert” (as such term is defined in item 8(a) of General Instruction B to Form 40-F) serving on its Audit and Risk Management Committee (the “Audit Committee”). The Board has determined that Mr. Robert Comeau is an audit committee financial expert and is independent within the meaning of applicable U.S. Securities and Exchange Commission (“SEC”) regulations and of the corporate governance standards of the Nasdaq Stock Market (“NASDAQ”).

Mr. Comeau is a corporate director who serves as lead director of the Registrant. Before becoming a corporate director in 2018, he acted as a consultant between 2015 and 2018, and served as Chief Financial Officer of both public and private companies, including Lumenpulse Inc., from 2012 to 2015, Aveos Fleet Performance Inc., from 2009 to 2011, and Emergis Inc., from 2005 to 2008. Mr. Comeau also held various positions over 17 years at Nortel Networks Corporation, including as Vice-President, Finance and Operations. Mr. Comeau serves as a director of H2O Innovation Inc. He previously served as a Special Committee Member of Groupe Conseil FXInnovation Inc. between 2014 and 2017. Mr. Comeau is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor’s degree in accounting from HEC Montréal.

The SEC has indicated that the designation of Mr. Comeau as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and of the Board in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

CODE OF ETHICS

The Registrant has adopted a code of business conduct and ethics (the “Code”) applicable to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. This Code is intended to qualify as a “code of ethics” within the meaning of the applicable SEC rules. The Code is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, as well as on the Registrant’s website at https://www.alithya.com/en/who-we-are/governance. All amendments to the Code and waivers, if any, for executive officers will be disclosed on the Registrant’s website. Unless specifically referred to herein, information on the Registrant’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Raymond Chabot Grant Thornton LLP (“RCGT”) acted as the Registrant’s independent registered public accounting firm for the fiscal year ended March 31, 2021. See section “Auditors - Service Fees” in the Registrant’s 2021 AIF, which section is incorporated herein by reference, for the amounts billed to the Registrant by RCGT for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees).

OFF -BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Arrangements” in the Registrant’s 2021 MD&A attached as Exhibit 99.3 is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” in the Registrant’s 2021 MD&A attached as Exhibit 99.3 is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee, named the Audit and Risk Management Committee, established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit and Risk Management Committee are Dana Ades-Landy, Robert Comeau and C. Lee Thomas.

CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” under the Exchange Act, as amended, and its Class A subordinate shares are listed on the Toronto Stock Exchange and on NASDAQ. Pursuant to NASDAQ Stock Market Rule 5615(a)(3), the Registrant is allowed to follow its home country practice in lieu of certain NASDAQ corporate governance standards, provided that it discloses and describes the same.

A description of the significant ways in which the Registrant’s governance practices currently differ from those followed by domestic companies pursuant to the Rule 5600 series of the NASDAQ Stock Market Rules is set out below:

•Composition of Compensation and Nomination Committees. NASDAQ Stock Market Rules 5605(d)(2) and 5605(e)(1) provide that each member of a company’s compensation committee and nomination committee must be an independent director, as defined in NASDAQ Stock Market Rule 5605(a)(2). The Registrant follows applicable Canadian laws, who do not mandate a compensation committee or a nomination committee to be comprised entirely of independent directors. The Corporate Governance and Nominating Committee and the Human Capital and Compensation Committee of the Registrant are currently comprised of a majority of independent directors;

•Quorum Requirements. NASDAQ Stock Market Rule 5620(c) provides that the minimum quorum requirement for a meeting of shareholders is 33⅓% of the outstanding common voting shares. The Registrant is governed by the Business Corporations Act (Québec) which permits the Registrant to specify a quorum requirement in its by-laws. Under the Registrant’s by-laws, a quorum for the transaction of business at any meeting of shareholders is of at least two persons present in person or by proxy and representing at least 25% of the issued and outstanding shares of the Registrant carrying the right to vote at the meeting. The rules of the Toronto Stock Exchange, upon which the Registrant’s class A subordinate voting shares are also listed, do not contain specific quorum requirements; and

•Shareholder Approval. NASDAQ Stock Market Rule 5635(a) requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain circumstances, including where the common stock to be issued will have voting power equal to or in excess of 20% of the voting power outstanding before the issuance, or the number of shares to be issued will be equal to or in excess of 20% of the number of shares outstanding before the issuance. The Registrant complies with the applicable requirements of the Toronto Stock Exchange, which requires shareholder approval for the issuance of securities in connection with an acquisition where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the issuer which are outstanding.

INTERACTIVE DATA FILE

The Registrant is submitting its Interactive Data File as Exhibit 101 to this Annual Report.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities. The Registrant is filing with the SEC a consent to service of process on Form F-X concurrently with this Annual Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALITHYA GROUP INC.

/s/ Nathalie Forcier
Name: Nathalie Forcier
Title: Chief Legal Officer
Date: June 10, 2021

EXHIBIT INDEX

99.1	Annual Information Form for the fiscal year ended March 31, 2021
99.2	Audited Annual Consolidated Financial Statements for the fiscal years ended March 31, 2021 and March 31, 2020
99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations for the fiscal years ended March 31, 2021 and March 31, 2020
99.4	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)
99.5	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)
99.6	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Raymond Chabot Grant Thornton LLP
101.1	Interactive Data File