Form 40-F
period 2022-03-31
Alithya Group inc
filed 2022-06-17
CIK 1734520

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2022
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

85,554,000 Class A subordinate voting shares and 7,171,616 Class B multiple voting shares

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

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding the Company’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in the Company’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond the Company’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risk and Uncertainties” of our Management’s Discussion and Analysis for the fiscal years ended March 31, 2022 and March 31, 2021, included in and incorporated into this Annual Report as Exhibit 99.3, and in the Company’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

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

PRINCIPAL DOCUMENTS

A.    Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended March 31, 2022 (the “2022 AIF”) is attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference.

B.    Audited Annual Financial Statements

The Registrant’s audited annual consolidated financial statements for the fiscal years ended March 31, 2022 and March 31, 2021, including the reports of independent registered public accounting firms KPMG LLP, Montréal, Canada (Auditor Firm ID: 85) and Raymond Chabot Grant Thornton LLP, Montréal, Canada (Auditor Firm ID: 1232), is attached as Exhibit 99.2 to this Annual Report and incorporated herein by reference.

C.    Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the fiscal years ended March 31, 2022 and March 31, 2021 (the “2022 MD&A”) is attached as Exhibit 99.3 to this Annual Report and incorporated herein by reference.

CONTROLS AND PROCEDURES

A.    Certifications

The certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act are attached as Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report and incorporated herein by reference.

B.    Disclosure Control and Procedures

The information provided under the headings “Management’s Evaluation of our Disclosure Controls and Procedures - Disclosure Controls and Procedures” and “Management’s Evaluation of our Disclosure Controls and Procedures – Limitations on Effectiveness of Disclosure Control and Procedures and Internal Control over Financial Reporting” in the Registrant’s 2022 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

C.    Management’s Annual Report on Internal Control over Financial Reporting

The information provided under the heading “Management’s Evaluation of our Disclosure Controls and Procedures - Internal Control over Financial Reporting” in the Registrant’s 2022 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

D.    Changes in Internal Control over Financial Reporting

The information provided under the heading “Management’s Evaluation of our Disclosure Controls and Procedures - Changes in Internal Control over Financial Reporting” in the Registrant’s 2022 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

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

Mr. Comeau is a corporate director who serves as lead director of the Registrant. Before becoming a corporate director in 2018, he acted as a consultant between 2015 and 2018, and served as Chief Financial Officer of both public and private companies, including Lumenpulse Inc., from 2012 to 2015, Aveos Fleet Performance Inc., from 2009 to 2011, and Emergis Inc., from 2005 to 2008. Mr. Comeau also held various positions over 17 years at Nortel Networks Corporation, including as Vice-President, Finance and Operations. Mr. Comeau previously served as a director and Chair of the Audit Committee of H2O Innovation Inc. from 2017 to 2021 as well as a Special Committee Member of Groupe Conseil FXInnovation Inc. from 2014 to 2017. Mr. Comeau is a former Chartered Professional Accountant (CPA, CA). He holds a Bachelor’s degree in accounting from HEC Montréal.

The SEC rules indicate that the designation of Mr. Comeau as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and of the Board in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP (“KPMG”), Montréal, Canada (Auditor Firm ID: 85), acted as the Registrant’s independent registered public accounting firm for the fiscal year ended March 31, 2022 and Raymond Chabot Grant Thornton LLP (“RCGT”), Montréal, Canada (Auditor Firm ID: 1232), acted as the Registrant’s independent registered public accounting firm for the fiscal year ended March 31, 2021. See section “Auditors - Service Fees” in the Registrant’s 2022 AIF, which section is incorporated herein by reference, for the amounts billed to the Registrant by KPMG and RCGT for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees).

OFF -BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Arrangements” in the Registrant’s 2022 MD&A attached as Exhibit 99.3 is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” in the Registrant’s 2022 MD&A attached as Exhibit 99.3 is incorporated by reference herein.

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

A description of the significant ways in which the Registrant’s governance practices currently differ from those followed by domestic companies pursuant to the Rule 5600 series of the NASDAQ Stock Market Rules is set out below:

•Composition of Compensation and Nomination Committees. NASDAQ Stock Market Rules 5605(d)(2) and 5605(e)(1) provide that each member of a company’s compensation committee and nomination committee must be an independent director, as defined in NASDAQ Stock Market Rule 5605(a)(2). The Registrant follows applicable Canadian laws, which do not mandate a compensation committee or a nomination committee to be comprised entirely of independent directors. The Corporate Governance and Nominating Committee and the Human Capital and Compensation Committee of the Registrant are currently comprised of a majority of independent directors;

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

INTERACTIVE DATA FILE

The Registrant is submitting its Interactive Data File as Exhibit 101 to this Annual Report.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities. The Registrant has previously filed with the SEC a Form F-X in connection with the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALITHYA GROUP INC.

/s/ Nathalie Forcier
Name: Nathalie Forcier
Title: Chief Legal Officer
Date: June 17, 2022

EXHIBIT INDEX

99.1	Annual Information Form for the fiscal year ended March 31, 2022
99.2	Audited Annual Consolidated Financial Statements for the fiscal years ended March 31, 2022 and March 31, 2021
99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations for the fiscal years ended March 31, 2022 and March 31, 2021
99.4	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)
99.5	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)
99.6	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
99.9	Consent of Raymond Chabot Grant Thornton LLP
101.1	Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)