Form 40-F
period 2023-03-31
Alithya Group inc
filed 2023-06-08
CIK 1734520

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2023
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

None

For annual reports, indicate by check mark the information filed with this form:

☒  Annual Information Form                ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

87,871,568 Class A subordinate voting shares and 7,324,248 Class B multiple voting shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such report); and (2) has been subject to such filing requirements for the past 90 days:

Yes  ☒        No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit such files):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

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

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report contains or incorporates by reference statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of the Company, and other information related to the Company’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding the Company’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in the Company’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond the Company’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risk and Uncertainties” of our Management’s Discussion and Analysis for the fiscal years ended March 31, 2023 and March 31, 2022, included in and incorporated into this Annual Report as Exhibit 99.3, and in the Company’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

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

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report mainly in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant also prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. IFRS differ in some significant respects from United States generally accepted accounting principles (“U.S. GAAP”) and thus the Registrant’s financial statements may not be comparable to financial statements of United States companies. In addition, differences may arise in subsequent periods related to changes in IFRS or U.S. GAAP or due to new transactions that the Registrant enters into. The Registrant is not required to prepare a reconciliation of its consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP and has not quantified such differences.

PRINCIPAL DOCUMENTS

A.    Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended March 31, 2023 (the “2023 AIF”) is attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference.

B.    Audited Annual Financial Statements

The Registrant’s audited annual consolidated financial statements for the fiscal years ended March 31, 2023 and March 31, 2022, including the report of independent registered public accounting firm, KPMG LLP, Montréal, Canada (Auditor Firm ID: 85), is attached as Exhibit 99.2 to this Annual Report and incorporated herein by reference.

C.    Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the fiscal years ended March 31, 2023 and March 31, 2022 (the “2023 MD&A”) is attached as Exhibit 99.3 to this Annual Report and incorporated herein by reference.

CONTROLS AND PROCEDURES

A.    Certifications

The certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act are attached as Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report and incorporated herein by reference.

B.    Disclosure Control and Procedures

The information provided under the headings “Management’s Evaluation of our Disclosure Controls and Procedures – Disclosure Controls and Procedures” and “Management’s Evaluation of our Disclosure Controls and Procedures – Limitations on Effectiveness of Disclosure Control and Procedures and Internal Control over Financial Reporting” in the Registrant’s 2023 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

C.    Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The information provided under the heading “Management’s Evaluation of our Disclosure Controls and Procedures – Internal Control over Financial Reporting” and “Management’s Evaluation of our Disclosure Controls and Procedures – Limitations on Effectiveness of Disclosure Control and Procedures and Internal Control over Financial Reporting” in the Registrant’s 2023 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

D.    Changes in Internal Control over Financial Reporting

The information provided under the heading “Management’s Evaluation of our Disclosure Controls and Procedures - Changes in Internal Control over Financial Reporting” in the Registrant’s 2023 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

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

CODE OF ETHICS

Effective May 1, 2023, the Registrant adopted a new code of business conduct (the “Code”) applicable to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. This Code, which is a general, comprehensive update to the Registrant’s prior code of business conduct, is intended to qualify as a “code of ethics” within the meaning of the applicable SEC rules. The Code has been filed as Exhibit 99.9 to this Annual Report and is available on the Registrant’s website at www.alithya.com/investors/governance. All amendments to the Code and waivers, if any, for executive officers will be disclosed on the Registrant’s website. Unless specifically referred to herein, information on the Registrant’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP (“KPMG”), Montréal, Canada (Auditor Firm ID: 85), acted as the Registrant’s independent registered public accounting firm for the fiscal years ended March 31, 2023 and 2022. See section titled “Auditors– Service Fees” in the Registrant’s 2023 AIF, for the amounts billed to the Registrant by KPMG for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), and section titled “Audit and Risk Management Committee – Pre-approval Policy and Procedures” in the Registrant’s 2023 AIF, for a description of the Registrant’s pre-approval policies and procedures and the services approved thereunder, which sections are incorporated herein by reference.

OFF -BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Arrangements” in the Registrant’s 2023 MD&A attached as Exhibit 99.3 is incorporated by reference herein.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” in the Registrant’s 2023 MD&A attached as Exhibit 99.3 is incorporated by reference herein.

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

A description of the significant ways in which the Registrant’s governance practices currently differ from those followed by domestic companies pursuant to the Rule 5600 series of the NASDAQ Stock Market Rules is set out below:

•Composition of Compensation and Nomination Committees. NASDAQ Stock Market Rules 5605(d)(2) and 5605(e)(1) provide that each member of a company’s compensation committee and nomination committee must be an independent director, as defined in NASDAQ Stock Market Rule 5605(a)(2). The Registrant follows applicable Canadian laws, which do not mandate that a compensation committee or a nomination committee be comprised entirely of independent directors. The Corporate Governance and

Nominating Committee and the Human Capital and Compensation Committee of the Registrant are currently comprised of a majority of independent directors;

•Quorum Requirements. NASDAQ Stock Market Rule 5620(c) provides that the minimum quorum requirement for a meeting of shareholders is 33⅓% of the outstanding common voting shares. The Registrant is governed by the Business Corporations Act (Québec), which permits the Registrant to specify a quorum requirement in its by-laws. Under the Registrant’s by-laws, a quorum for the transaction of business at any meeting of shareholders is at least two persons present in person or by proxy and representing at least 25% of the issued and outstanding shares of the Registrant carrying the right to vote at the meeting. The rules of the Toronto Stock Exchange, upon which the Registrant’s class A subordinate voting shares are also listed, do not contain specific quorum requirements; and

•Shareholder Approval. NASDAQ Stock Market Rule 5635(a) requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain circumstances, including where the common shares to be issued will have voting power equal to or in excess of 20% of the voting power outstanding before the issuance, or the number of shares to be issued will be equal to or in excess of 20% of the number of shares outstanding before the issuance. The Registrant complies with the applicable requirements of the Toronto Stock Exchange, which requires shareholder approval for the issuance of securities in connection with an acquisition where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the issuer which are outstanding.

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

ALITHYA GROUP INC.

/s/ Nathalie Forcier
Name: Nathalie Forcier
Title: Chief Legal Officer
Date: June 8, 2023

EXHIBIT INDEX

99.1	Annual Information Form for the fiscal year ended March 31, 2023
99.2	Audited Annual Consolidated Financial Statements for the fiscal years ended March 31, 2023 and March 31, 2022
99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations for the fiscal years ended March 31, 2023 and March 31, 2022
99.4	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)
99.5	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)
99.6	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
99.9	Code of Business Conduct
101.1	Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)