Form 40-F
period 2024-03-31
Alithya Group inc
filed 2024-06-13
CIK 1734520

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2024
Commission file number 001-38705

ALITHYA GROUP INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

Québec, Canada
(Province or other jurisdiction of incorporation or organization)

7370
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number)

1100, Robert-Bourassa Boulevard, Suite 400
Montréal, Québec, Canada H3B 3A5
+1 (514) 285-5552
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
28, Liberty Street
New York, New York, USA 10005
+1 (212) 590-9200
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered to Section 12(g) of the Act:

Class A subordinate voting shares

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

88,141,000 Class A subordinate voting shares and 7,274,248 Class B multiple voting shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days:

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
Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Alithya Group inc. (“Alithya”, the “Company” or the “Registrant”) is a Canadian issuer eligible to prepare and file this annual report on Form 40-F (collectively with the exhibits filed herein, the “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Accordingly, equity securities of the Registrant are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder. The Registrant’s class A subordinated shares started trading on the Toronto Stock Exchange and the Nasdaq Stock Market LLC (“Nasdaq”) on November 2, 2018, but were voluntarily delisted from Nasdaq on February 19, 2024. Accordingly, section 12(b) of the Exchange Act does not apply to the Registrant, but sections 12(g) and 15(d) of the Exchange Act will continue to apply so long as the class A subordinate voting shares remain registered with the U.S. Securities Exchange Commission.

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

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding the Company’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in the Company’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond the Company’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risk and Uncertainties” of our Management’s Discussion and Analysis for the fiscal years ended March 31, 2024 and March 31, 2023, included in and incorporated into this Annual Report as Exhibit 99.3, and in the Company’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

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

PRINCIPAL DOCUMENTS

A.    Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended March 31, 2024 (the “2024 AIF”) is attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference.

B.    Audited Annual Financial Statements

The Registrant’s audited annual consolidated financial statements for the fiscal years ended March 31, 2024 and March 31, 2023, including the reports of the independent registered public accounting firm, KPMG LLP, Montréal, Canada (Auditor Firm ID: 85) (“KPMG”), is attached as Exhibit 99.2 to this Annual Report and incorporated herein by reference.

C.    Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the fiscal years ended March 31, 2024 and March 31, 2023 (the “2024 MD&A”) is attached as Exhibit 99.3 to this Annual Report and incorporated herein by reference.

CONTROLS AND PROCEDURES

A.    Certifications

The certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act are attached as Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report and incorporated herein by reference.

B.    Disclosure Control and Procedures

The information provided under the headings “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting – Disclosure Controls and Procedures” and “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting – Limitations on Effectiveness of Disclosure Control and Procedures and Internal Control over Financial Reporting” in the Registrant’s 2024 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

C.    Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The information provided under the headings “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting – Internal Control over Financial Reporting”, “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting – Remediation Plan” and “Management’s Evaluation of Disclosure Controls and Procedures – Limitations on Effectiveness of Disclosure Control and Procedures and Internal Control over Financial Reporting” in the Registrant’s 2024 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

D.    Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Registrant's internal control over financial reporting as of March 31, 2024 has been audited by KPMG, the independent registered public accounting firm who also audited the Registrant’s audited annual consolidated financial statements for the fiscal years ended March 31, 2024 and 2023. KPMG’s report is included as part of the Registrant’s audited annual consolidated financial statements attached as Exhibit 99.2 to this Annual Report and is incorporated by reference herein.

E.    Changes in Internal Control over Financial Reporting

The information provided under the heading “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting – Changes in Internal Control over Financial Reporting” in the Registrant’s 2024 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors (the “Board”) has determined that it has at least one “audit committee financial expert” (as such term is defined in item 8(b) of General Instruction B to Form 40-F) serving on its Audit and Risk Management Committee (the “Audit Committee”). The Board has determined that Robert Comeau is an audit committee financial expert and is independent within the meaning of applicable U.S. Securities and Exchange Commission (“SEC”) regulations and of the Nasdaq Stock Market LLC rules.

Mr. Comeau is a corporate director who serves as lead director of the Registrant. Before becoming a corporate director in 2018, he acted as a consultant between 2015 and 2018, and served as Chief Financial Officer of both public and private companies, including Lumenpulse Inc., from 2012 to 2015, Aveos Fleet Performance Inc., from 2009 to 2011, and Emergis Inc., from 2005 to 2008. Mr. Comeau also held various positions over 17 years at Nortel Networks Corporation, including as Vice-President, Finance and Operations. Mr. Comeau previously served as director and Chair of the Audit Committee of H2O Innovation Inc. from 2017 to 2021 as well as Special Committee Member of Groupe Conseil FXInnovation Inc. from 2014 to 2017. Mr. Comeau was a Chartered Professional Accountant (CPA) from 2013 to 2021. He holds a Bachelor’s degree in accounting from HEC Montréal.

Form 40-F rules indicate that the designation of Mr. Comeau as an audit committee financial expert does not (i) result in him being deemed an “expert” including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, (ii) impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the Audit Committee and of the Board in absence of such designation, or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

CODE OF ETHICS

The Registrant has adopted a code of business conduct (the “Code”) applicable to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. This Code is intended to qualify as a “code of ethics” within the meaning of Form 40-F rules. The Code is available on the Registrant’s website at www.alithya.com/investors/governance. No waivers (i.e. a material departure from a provision) or implicit waivers to the Code were granted in favor of the principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. Unless specifically referred to herein, information on the Registrant’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG, Montréal, Canada (Auditor Firm ID: 85), acted as the Registrant’s independent registered public accounting firm for the fiscal years ended March 31, 2024 and 2023. See section titled “External Auditor Service Fee” in the Registrant’s 2024 AIF, for the amounts billed to the Registrant by KPMG for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), and section titled “Audit and Risk Management Committee – Pre-approval Policy and Procedures” in the Registrant’s 2024 AIF, for a description of the Registrant’s pre-approval policy and procedures and the services approved thereunder, which sections are incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Arrangements” in the Registrant’s 2024 MD&A attached as Exhibit 99.3 is incorporated by reference herein.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” in the Registrant’s 2024 MD&A attached as Exhibit 99.3 is incorporated by reference herein.

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

INTERACTIVE DATA FILE

The Registrant is submitting its Interactive Data File as Exhibit 101 to this Annual Report.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

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

SIGNATURE
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALITHYA GROUP INC.

By: /s/ Nathalie Forcier
Name: Nathalie Forcier
Title: Chief Legal Officer and Corporate Secretary
Date: June 13, 2024

EXHIBIT INDEX

97.1	Clawback Policy
99.1	Annual Information Form for the fiscal year ended March 31, 2024
99.2	Audited Annual Consolidated Financial Statements for the fiscal years ended March 31, 2024 and March 31, 2023
99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations for the fiscal years ended March 31, 2024 and March 31, 2023
99.4	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)
99.5	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)
99.6	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
101.1	Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.1)