Form 40-F
period 2025-03-31
Alithya Group inc
filed 2025-06-12
CIK 1734520

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2025
Commission file number 001-38705

ALITHYA GROUP INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

Québec, Canada
(Province or other jurisdiction of incorporation or organization)

7370
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number) (if applicable)

1100, Robert-Bourassa Boulevard, Suite 400
Montréal, Québec, Canada H3B 3A5
+1 (514) 285-5552
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System
28 Liberty Street
New York, New York, USA 10005
+1 (212) 894-8940
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

92,030,852 Class A subordinate voting shares and 7,274,248 Class B multiple voting shares

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

Alithya Group inc. (“Alithya”, the “Company” or the “Registrant”) is a Canadian issuer eligible to prepare and file this annual report on Form 40-F (collectively with the exhibits filed herein, the “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Accordingly, equity securities of the Registrant are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder. The Registrant’s class A subordinate voting shares started trading on the Toronto Stock Exchange and the Nasdaq Stock Market LLC (“Nasdaq”) on November 2, 2018, but were voluntarily delisted from Nasdaq on February 19, 2024. Accordingly, section 12(b) of the Exchange Act does not apply to the Registrant, but sections 12(g) and 15(d) of the Exchange Act will continue to apply so long as the class A subordinate voting shares remain registered with the U.S. Securities Exchange Commission.

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

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding the Company’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in the Company’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond the Company’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risk and Uncertainties” of our Management’s Discussion and Analysis for the fiscal years ended March 31, 2025 and March 31, 2024, included in and incorporated into this Annual Report as Exhibit 99.3, and in the Company’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

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

PRINCIPAL DOCUMENTS

A.    Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended March 31, 2025 (the “2025 AIF”) is attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference.

B.    Audited Annual Financial Statements

The Registrant’s audited annual consolidated financial statements for the fiscal years ended March 31, 2025 and March 31, 2024, including the reports of the independent registered public accounting firm, KPMG LLP, Montréal, Canada (Auditor Firm ID: 85) (“KPMG”), are attached as Exhibit 99.2 to this Annual Report and incorporated herein by reference.

C.    Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the fiscal years ended March 31, 2025 and March 31, 2024 (the “2025 MD&A”) is attached as Exhibit 99.3 to this Annual Report and incorporated herein by reference.

CONTROLS AND PROCEDURES

A.    Certifications

The certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act are attached as Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report and incorporated herein by reference.

B.    Disclosure Control and Procedures

The information provided under the headings “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting – Management’s Report on Disclosure Controls and Procedures” and “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting – Limitations on Effectiveness of Disclosure Control and Procedures and Internal Control over Financial Reporting” in the Registrant’s 2025 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

C.    Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The information provided under the headings “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting – Management’s Report on Internal Control over Financial Reporting”, “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting – Status on Management’s Remediation Plan” and “Management’s Evaluation of Disclosure Controls and Procedures – Limitations on Effectiveness of Disclosure Control and Procedures and Internal Control over Financial Reporting” in the Registrant’s 2025 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

D.    Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Registrant's internal control over financial reporting as of March 31, 2025 has been audited by KPMG, the independent registered public accounting firm who also audited the Registrant’s audited annual consolidated financial statements for the fiscal years ended March 31, 2025 and 2024. KPMG’s report is included as part of the Registrant’s audited annual consolidated financial statements attached as Exhibit 99.2 to this Annual Report and is incorporated by reference herein.

E.    Changes in Internal Control over Financial Reporting

The information provided under the heading “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting – Changes in Internal Control over Financial Reporting” in the Registrant’s 2025 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

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
PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG, Montréal, Canada (Auditor Firm ID: 85), acted as the Registrant’s independent registered public accounting firm for the fiscal years ended March 31, 2025 and 2024. See section titled “External Auditor Service Fee” in the Registrant’s 2025 AIF, for the amounts billed to the Registrant by KPMG for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), and section titled “Audit and Risk Management Committee – Pre-approval Policy and Procedures” in the Registrant’s 2025 AIF, for a description of the Registrant’s pre-approval policy and procedures and the services approved thereunder, which sections are incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the headings “Off-Balance Sheet Arrangements” and “Contractual Obligations” in the Registrant’s 2025 MD&A attached as Exhibit 99.3 as well as under note 15 titled “Commitments and Contingencies” in the Registrant’s audited annual consolidated financial statements for the fiscal years ended March 31, 2025 and March 31, 2024 attached as Exhibit 99.2 are incorporated by reference herein.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” in the Registrant’s 2025 MD&A attached as Exhibit 99.3 is incorporated by reference herein.

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

ALITHYA GROUP INC.

By: /s/ Nathalie Forcier
Name: Nathalie Forcier
Title: Chief Legal Officer and Corporate Secretary
Date: June 12, 2025

EXHIBIT INDEX

99.1	Annual Information Form for the fiscal year ended March 31, 2025
99.2	Audited Annual Consolidated Financial Statements for the fiscal years ended March 31, 2025 and March 31, 2024
99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations for the fiscal years ended March 31, 2025 and March 31, 2024
99.4	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)
99.5	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)
99.6	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)