Form 40-F
period 2026-03-31
Alithya Group inc
filed 2026-06-11
CIK 1734520

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2026
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

700 Boulevard René-Lévesque West, Suite 400
Montréal, Québec, Canada H3B 1X8
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

89,540,243 Class A subordinate voting shares and 7,326,880 Class B multiple voting shares

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

Alithya Group inc. (“Alithya”, the “Company” or the “Registrant”) is a Canadian issuer eligible to prepare and file this annual report on Form 40-F (collectively with the exhibits filed herein, the “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Accordingly, equity securities of the Registrant are exempt from Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act pursuant to Rule 3a12-3 thereunder. Further, as a Canadian issuer, insiders of the Registrant are exempt from the requirements of Section 16 of the Exchange Act. The Registrant’s class A subordinated voting shares started trading on the Toronto Stock Exchange and the Nasdaq Stock Market LLC (“Nasdaq”) on November 2, 2018, but were voluntarily delisted from Nasdaq on February 19, 2024. Accordingly, section 12(b) of the Exchange Act does not apply to the Registrant, but sections 12(g) and 15(d) of the Exchange Act will continue to apply so long as the class A subordinate voting shares remain registered with the U.S. Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report contains or incorporates by reference certain information and statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Forward-looking statements include all information and statements that do not exclusively relate to historical facts, as well as statements relating to management’s intentions, plans and expectations regarding the future growth, results of operations, performance and business prospects of the Company, and other information related to the Company’s business strategy and future plans or which refer to the characterizations of future events or circumstances. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “maintains”, “potential,” “should,” “project,” “target,” or similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements contained or incorporated by reference in this Annual Report include, among other things, information or statements about: (i) the Company’s ability to generate sufficient earnings to support its operations; (ii) the Company’s ability to take advantage of business opportunities and meet the goals set in its three-year strategic plan; (iii) the Company’s ability to maintain and develop its business, including by broadening the scope of its service offerings, by leveraging artificial intelligence, its geographic presence and its smart shore capabilities, its expertise, and its integrated offerings, and by entering into new contracts and penetrating new markets; (iv) the Company’s growth strategy, future operations, and prospects, including expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with return on investment; (v) the Company’s ability to service its debt and raise additional capital; (vi) the Company’s estimates relating to its financial performance, including revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) the Company’s ability to identify suitable acquisition targets and to successfully complete and integrate such acquisitions, including the realization of expected synergies or cost savings related thereto; and (viii) the Company’s ability to balance, meet and exceed the expectations of its stakeholders.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding the Company’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in the Company’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, both general and specific, many of which are beyond the Company’s control, and which could cause actual events or results to differ materially from those expressed in or implied by such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risk and Uncertainties” of our Management’s Discussion and Analysis for the fiscal year ended March 31, 2026, included in and incorporated into this Annual Report as Exhibit 99.3, as well as other risks and uncertainties identified or incorporated in the Company’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks, uncertainties and factors not currently known to the Company or that the Company currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

Forward-looking statements contained or incorporated by reference in this Annual Report are qualified by these cautionary statements. Forward-looking statements contained herein are made only as of the date of this Annual Report and those contained in other documents incorporated by reference are made only as of the date of such other documents. The Company expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

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

PRINCIPAL DOCUMENTS

A.    Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended March 31, 2026 (the “2026 AIF”) is attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference.

B.    Audited Annual Financial Statements

The Registrant’s audited annual consolidated financial statements for the fiscal years ended March 31, 2026 and 2025, including the reports of the independent registered public accounting firm, KPMG LLP, Montréal, Canada (Auditor Firm ID: 85) (“KPMG”), are attached as Exhibit 99.2 to this Annual Report and incorporated herein by reference.

C.    Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2026 (the “2026 MD&A”) is attached as Exhibit 99.3 to this Annual Report and incorporated herein by reference.

CONTROLS AND PROCEDURES

A.    Certifications

The certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act are attached as Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report and incorporated herein by reference.

B.    Disclosure Control and Procedures

The information provided under the headings “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting – Management’s Report on Disclosure Controls and Procedures” and “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting – Limitations on Effectiveness of Disclosure Control and Procedures and Internal Control over Financial Reporting” in the Registrant’s 2026 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

C.    Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The information provided under the headings “Management’s Evaluation of Disclosure Controls and Procedures and

Internal Control over Financial Reporting – Management’s Report on Internal Control over Financial Reporting”, “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting – Remediation of Material Weakness in Internal Control over Financial Reporting” and “Management’s Evaluation of Disclosure Controls and Procedures – Limitations on Effectiveness of Disclosure Control and Procedures and Internal Control over Financial Reporting” in the Registrant’s 2026 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

D.    Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Registrant’s internal control over financial reporting as of March 31, 2026 has been audited by KPMG, the independent registered public accounting firm who also audited the Registrant’s audited annual consolidated financial statements for the fiscal years ended March 31, 2026 and 2025. KPMG’s report is included as part of the Registrant’s audited annual consolidated financial statements attached as Exhibit 99.2 to this Annual Report and is incorporated by reference herein.

E.    Changes in Internal Control over Financial Reporting

The information provided under the heading “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting – Changes in Internal Control over Financial Reporting” in the Registrant’s 2026 MD&A attached as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors (the “Board”) has determined that it has at least one “audit committee financial expert” (as such term is defined in item 8(b) of General Instruction B to Form 40-F) serving on its Audit and Risk Management Committee (the “Audit Committee”). The Board has determined that C. Lee Thomas is an audit committee financial expert and is independent within the meaning of applicable U.S. Securities and Exchange Commission (“SEC”) regulations and of the Nasdaq Stock Market LLC rules.

Mr. Thomas is a corporate director who serves as Chair of the Audit and Risk Management Committee of the Registrant. Before becoming a corporate director in 2018, he held various roles at Ernst & Young LLP from 1976 to 2014, including that of Managing Partner of its Cleveland office, Leader of its Northeast Ohio Market Segment, and global client serving audit partner. Mr. Thomas is currently a member the Board of Trustees of Baldwin Wallace University, having recently completed his three-year term as Chair, and serves as a financial consultant for Regional Brands Inc. He previously served as director and Chair of the Audit Committee of Technical Consumer Products International. Mr. Thomas holds a Bachelor’s degree in accounting from Baldwin Wallace University and is a Certified Public Accountant (CPA).

Form 40-F rules indicate that the designation of Mr. Thomas as an audit committee financial expert does not (i) result in him being deemed an “expert” including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, (ii) impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the Audit and Risk Management Committee and of the Board in absence of such designation, or (iii) affect the duties, obligations or liability of any other member of the Audit and Risk Management Committee or the Board.

CODE OF ETHICS

The Registrant has adopted a code of business conduct (the “Code”) applicable to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. This Code includes, among other things, written standards for the Registrant’s principal executive officer, principal financial officer and principal accounting officer or controller that are intended to qualify as a “code of ethics” within the meaning of Form 40-F rules. The Code is available on the Registrant’s website at www.alithya.com/en/investors/governance. No waivers (i.e. a material departure from a provision) or implicit waivers to the Code were granted in favor of the principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. Unless specifically referred to herein, information on the Registrant’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG, Montréal, Canada (Auditor Firm ID: 85), acted as the Registrant’s independent registered public accounting firm for the fiscal years ended March 31, 2026 and 2025. See section titled “External Auditor Service Fee” in the Registrant’s 2026 AIF, for the amounts billed to the Registrant by KPMG for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), and section titled “Audit and Risk Management Committee – Pre-approval Policy and Procedures” in the Registrant’s 2026 AIF, for a description of the Registrant’s pre-approval policy and procedures and the services approved thereunder, which sections are incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the headings “Off-Balance Sheet Arrangements” and “Contractual Obligations” in the Registrant’s 2026 MD&A attached as Exhibit 99.3 as well as under note 15 titled “Commitments and Contingencies” in the Registrant’s audited annual consolidated financial statements for the fiscal years ended March 31, 2026 and 2025 attached as Exhibit 99.2 are incorporated by reference herein.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” in the Registrant’s 2026 MD&A attached as Exhibit 99.3 is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee, named the Audit and Risk Management Committee, established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit and Risk Management Committee are Dana Ades-Landy, Ines Gbegan and C. Lee Thomas.

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

ALITHYA GROUP INC.

By: /s/ David Torralbo
Name: David Torralbo
Title: Chief Legal Officer and Corporate Secretary
Date: June 10, 2026

EXHIBIT INDEX

99.1	Annual Information Form for the fiscal year ended March 31, 2026
99.2	Audited Annual Consolidated Financial Statements for the fiscal years ended March 31, 2026 and 2025
99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations for the fiscal year ended March 31, 2026
99.4	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)
99.5	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)
99.6	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)